As filed with the Securities and Exchange Commission on May 11, 2016.

Registration No. 333-211196

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Nant Health, LLC

(Exact name of Registrant as specified in its charter)

Delaware	7374	27-3019889
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

9920 Jefferson Blvd,

Culver City, California 90230

(310) 883-1300

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Patrick Soon-Shiong, M.D., FRCS (C), FACS

Chairman and Chief Executive Officer

Nant Health, LLC

9920 Jefferson Blvd,

Culver City, California 90230

(310) 883-1300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey D. Saper Martin J. Waters Wilson Sonsini Goodrich & Rosati, P.C. 633 West Fifth Street, 15th Floor Los Angeles, California 90071 (323) 210-2900	Charles C. Kim General Counsel Nant Health, LLC 9920 Jefferson Blvd, Culver City, California 90230 (310) 883-1300	Charles S. Kim Sean M. Clayton David Peinsipp Andrew S. Williamson Cooley LLP 1333 2nd Street, Suite 400 Santa Monica, California 90401 (310) 883-6400

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer (Do not check if a smaller reporting company) ☒	Smaller reporting company ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                 , 2016

PRELIMINARY PROSPECTUS

             Shares

Common Stock

We are offering              shares of our common stock. This is our initial public offering and no public market currently exists for our common stock. We expect the initial public offering price to be between $             and $            per share.

We intend to apply to list our common stock on The NASDAQ Global Market under the symbol “NH.” We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

Following this offering, our Chairman and Chief Executive Officer, and entities affiliated with him, will control approximately         % of the voting power of our common stock (assuming no exercise of the underwriters’ option to purchase additional shares, the purchase of $         million of shares in this offering described below and the conversion of certain indebtedness described elsewhere in this prospectus). As a result of their ownership, they will be able to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws and the approval of any merger or sale of substantially all of our assets. We will be a “controlled company” within the meaning of the NASDAQ Global Market corporate governance rules. See “Management—Controlled Company Exemption.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 15 of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL

Initial Public Offering Price	$	$

Underwriting Discounts and Commissions (1)	$	$

Proceeds to, before expenses, to us	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

Entities affiliated with Dr. Patrick Soon-Shiong, our Chairman and Chief Executive Officer, and Celgene Corporation, each an existing stockholder of our company, have indicated an interest in purchasing up to an aggregate of approximately $         million of shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to any of these parties, or any of these parties may determine to purchase more, fewer or no shares in this offering.

Delivery of the shares of common stock in this offering is expected to be made on or about             , 2016. We have granted the underwriters an option for a period of 30 days to purchase up to an additional                  shares of common stock. If the underwriters exercise the option in full, the total underwriting discounts and commissions will be $             and the total proceeds to us, before expenses, will be $            .

Joint Book-Running Managers

Jefferies	Cowen and Company

Co-Managers

First Analysis Securities Corp.	Canaccord Genuity	FBR

Prospectus dated                         , 2016

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Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus.

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EXPLANATORY NOTE

Nant Health, LLC, the registrant whose name appears on the cover page of this registration statement, is a Delaware limited liability company. Prior to the sale and issuance of any shares of common stock subject to this registration statement, Nant Health, LLC will convert into a Delaware corporation and change its name from Nant Health, LLC to NantHealth, Inc. Shares of the common stock of NantHealth, Inc. are being offered by the prospectus that forms a part of this registration statement.

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. It does not contain all the information that may be important to you and your investment decision. You should carefully read this entire prospectus, including the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Conditions and Results of Operations,” “Unaudited Pro forma Condensed Combined Financial Information,” “Selected Consolidated Financial and Other Data” and our financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless the context otherwise requires, the terms “NantHealth,” “our company,” “we,” “us,” and “our” refer, prior to the conversion discussed below, to Nant Health, LLC, and, after the conversion, to NantHealth, Inc., in each case together with its consolidated subsidiaries as a combined entity.

Overview

We are a leading next-generation, evidence-based, personalized healthcare company enabling improved patient outcomes and more effective treatment decisions for critical illnesses. Our unique systems-based approach to personalized healthcare applies novel diagnostics tailored to the specific molecular profiles of patient tissues and integrates this molecular data in a clinical setting with large-scale, real-time biometric signal and phenotypic data to track patient outcomes and deliver precision medicine. For nearly a decade, we have developed an adaptive learning system, CLINICS, which includes our unique software, middleware and hardware systems infrastructure that collects, indexes, analyzes and interprets billions of molecular, clinical, operational and financial data points derived from novel and traditional sources, continuously improves decision-making and further optimizes our clinical pathways and decision algorithms over time. As a pioneer in the era of big data and augmented intelligence, we believe we are uniquely positioned to benefit from multiple significant market opportunities as healthcare providers and payors transition from fee-for-service to value-based reimbursement models and accelerate their pursuit of evidence-based clinical practice.

Our mission is to empower providers to seamlessly act on the best evidence-based information available to better fulfill their roles as caregivers rather than as financial managers, to provide payors with the necessary tools to better fulfill their roles as stewards of an increasingly complex and rapidly evolving healthcare system, to facilitate biopharmaceutical companies to accelerate development of drugs for critical illnesses based upon the unique biology and specific health conditions of patients, and to empower patients with the knowledge to enable active participation in the management of their own health, or self-care.

Our unique systems-based approach to the science and delivery of precision care is powered by our integrated and adaptive Systems Infrastructure, Knowledge Platform, Provider Platform and Payor Platform, which we refer to collectively as our Comprehensive Learning Integrated NantHealth Intelligent Clinical System, or CLINICS.

Our Systems Infrastructure includes software, middleware and hardware modules, NantOS, that organize and integrate the data streams that form the foundation of our adaptive learning system. Our Knowledge Platform is comprised of a comprehensive set of advanced molecular diagnostics and decision support solutions that enable evidence-based clinical practice, including Genomic Proteomic Spectrometry Cancer, or GPS Cancer, which we obtained exclusive access to from our affiliate NantOmics, LLC, or NantOmics. GPS Cancer enables diagnosis at the molecular level by measuring the whole genome and proteome of a patient and thereby potentially predicting the patient’s response and resistance to particular therapeutics.

Our Provider Platform is comprised of solutions, including our NantOS apps and app suites, that are designed to better enable the delivery of the right medicine to the right patient at the right time by the right caregiver. Our Payor Platform includes solutions, including our NantOS apps and app suites, that implement payment-for-value, which we believe positions us as a next-generation, third-party intermediary to facilitate evidence-based treatment regimens that can improve patient outcomes and lower costs. The unique integration of CLINICS provides the healthcare providers and payors we serve with a new level of insight into the way they manage their operations and risks and deliver care amid the challenges of increasingly complex and rapidly evolving healthcare and technology environments.

Our technologies and infrastructure:

■	extract, normalize, assemble, analyze and interpret traditional and novel sources of patient data;

■	integrate such patient data with data from basic- and drug-discovery research; and

■	match and prioritize these data through the application of diagnostic discoveries with precisely targeted patient populations.

We believe other organizations have not yet been able to integrate these components in a comparable near real-time and continuous manner. Our personalized, evidenced-based, molecular approach, combined with CLINICS, significantly differentiates us from our competitors. In addition, third parties may use our solutions to deliver drugs to patients in a more predictive, preventative and evidence-based manner, potentially improving patient outcomes and pharmacoeconomics.

Our Opportunity to Address Transformative Shifts Across the Healthcare Continuum

The efficiency and effectiveness of the current healthcare system is often hindered by the complex, dynamic interplay of three uncoordinated and segregated domains: the knowledge domain, the care delivery domain and the payor domain. The disparate nature of these domains, and their often inconsistent incentives and conflicting priorities, can inhibit interoperability and coordination. We believe two simultaneous transformative shifts are highlighting these critical deficiencies of the current healthcare environment:

■	A rapid evolution from traditional fee-for-service to patient-centered and patient-empowered, value-based models driven by quantifiable measures of outcomes relative to cost.

■	A paradigm shift to molecularly precise and real-time, biometric-driven medicine, with both massive volumes and rapidly expanding repositories of complex data from traditional and novel sources, in the face of higher cancer incidence rates amongst an aging population.

We believe these shifts and the associated challenges require next-generation and advanced technology systems to implement molecularly precise, biometrically monitored medicine and effectively transition to value-based care. We believe CLINICS uniquely positions us to address these transformative shifts and places us at the forefront of multiple large and growing market opportunities.

We derive revenue from sales of licensed software and maintenance, software-as-a-service, hardware, services, and GPS Cancer to healthcare providers, payors and self-insured employers. We estimate that the potential global market for CLINICS, including GPS Cancer, exceeds $50 billion.

For the year ended December 31, 2015, our total net revenue was $58.3 million and our net loss was $72.0 million, and for the three months ended March 31, 2016, our total net revenue was $19.4 million and our net loss was $32.7 million. On an unaudited pro forma condensed combined basis giving effect to our equity method investment in NantOmics, the acquisition of NaviNet, Inc., or NaviNet, and the LLC Conversion (defined below), our total net revenue would have been $112.9 million and our net loss would have been $95.9 million for the year ended December 31, 2015. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Our Unique Systems-Based Approach to the Science and Delivery of Value-Based Precision Care: CLINICS

We are creating and applying a scaled, adaptive learning system that is designed to address many of the specific limitations and complexities of the current segregated healthcare system. CLINICS is a highly differentiated, integrated and adaptive model for the delivery of healthcare, targeting each of the three key healthcare domains, and is comprised of:

Systems Infrastructure. Our Systems Infrastructure serves as the foundation of our platforms and products, and provides critical data and inter- and intra-domain interoperability to coordinate otherwise disorganized and siloed healthcare data. Our Systems Infrastructure features access to next-generation, genomic and proteomic sequencing technologies with near real-time bioinformatics; access to a secure HIPAA-compliant cloud environment; an open architecture, service-oriented software platform-as-a-service with over 250 clinical, financial and operational systems connectors and 300 infrastructure and healthcare services, enabling the integration and interoperability of disparate electronic medical records; and device connectivity in more than 350 hospitals to what we estimate to be more than 30,000 unique medical devices, which collect tens of billions of vital signs annually through 500 medical device and health and wellness sensors.

■	Knowledge Platform. Our comprehensive set of interoperability, advanced diagnostics and decision support solutions enable our clients to improve decision-making and determine the right treatment before treatment begins. Our comprehensive molecular profiling solution, GPS Cancer, is the only comprehensive and commercially available clinical cancer platform incorporating and integrating whole genome (comparing both a patient’s normal and tumor tissue), RNA, proteomic and molecular pathways information into a clinical report that analyzes this data and identifies actionable targets and potential clinical treatment decisions. GPS Cancer compares 6 billion DNA base pairs (normal tissue and tumor tissue), sequences 200,000 RNA expressing proteins, provides analysis for over 15,000 nodes within approximately 1,500 protein pathways, and quantitatively analyzes targeted proteins at the attomolar level.

■	Provider Platform. Our provider solution software and middleware, NantOS, leverages the data available on our Systems Infrastructure to enable patient-centered engagement and coordination across care locations. Our web-based and mobile NantOS apps include patient, provider and collaboration portals for advanced care coordination, including real-time vitals connectivity, clinical and administrative workflow, eligibility and benefits, claims, referral and readmissions management solutions, secure messaging and analytical applications to measure outcomes and costs. Our database of clinical pathways and decision algorithms is continuously being enhanced, enabling the delivery of evidence-based clinical decision support. Our device connectivity modules and flexible applications analyze and interpret patient- and provider-specific information and deliver critical clinical and administrative insights.

■	Payor Platform. Our payor NantOS apps establish daily access to the clinical practice and caregiver and leverage the data available on our Systems Infrastructure to facilitate payment for value. Our multipayor collaboration NantOS app, NaviNet Open, offers provider end users a uniform set of workflows and services across many or all of the payors with whom they routinely collaborate. Our NantOS apps also identify high-risk patient populations, implement advanced diagnostics and real-time biometric patient monitoring solutions to identify opportunities for precision medicine and preventative interventions, and enable provider and payor engagement in integrated and coordinated value-based models.

CLINICS powers our unique systems-based approach, which features:

■	Advanced Molecular Diagnosis. Our solutions enable diagnosis, population-level analytics, and risk stratification at the individual molecular signature level, including genomic and proteomic analysis through GPS Cancer.

■	Define Right Treatment Before Treatment Begins. Our solutions support decision-making with near real-time bioinformatics and evidence-based protocols using our eviti solution, enabling the clinician to potentially make more optimal treatment decisions.

■	Patient Engagement. Our solutions inform the patient, patient advocate and caregivers to improve patient engagement, satisfaction and compliance and encourage active participation in the management of their own health, or self care.

■	Care Coordination and Delivery of Care. Our solutions enable point-of-care connectivity, coordination and delivery of care with clinical and administrative workflow collaboration portals, care coordination applications and clinical intervention engagement, which we refer to as mission control.

■	Real-time Clinical Learning. Our solutions implement advanced analytics and real-time clinical learning while monitoring and measuring outcomes to enrich data sets and to implement proactive and preventative clinical intervention engagement.

■	Payment for Value. Our solutions facilitate payment for value, better outcomes at lower cost, using our evidence-based approach to the clinical practice of medicine through our inter-domain collaboration portal NaviNet Open.

The integration inherent in our systems-based approach continually enhances our database, clinical pathways and decision algorithms, which we believe leads to critical mass and network effects that further our competitive advantage.

Our Unique Scale and Adoption across the Healthcare Continuum

We designed CLINICS and its components to enable providers, payors and self-insured employers to overcome challenges encountered across the knowledge, care delivery and payor domains within the healthcare continuum. We are a leading vendor of payor-provider collaboration solutions, viewed by approximately

450,000 active users (users of our NaviNet Open Platform transacting at least once in the last 90 days as of the first quarter of 2016) located in all 50 states. CLINICS or its components have been widely adopted, with over 100 million lives (individuals and their eligible dependents enrolled in a particular insurance program (within the payor domain) and unique patients where clinical data can be accessed by our solution (within the care delivery domain)) on our Provider and Payor Platforms, processing nearly 30 million payor-provider transactions per month:

■	Knowledge Platform (GPS Cancer and eviti). Our decision support platform (eviti) provides value to our clients through its access to nearly 13,000 active clinical trials updated weekly and over 2,500 evidence-based treatment regimens for the treatment of cancer arising from over 40 different anatomical locations. eviti is typically being sold to health plans on a per member (or life) per month basis, who in turn sponsor the solution and provide it free of charge to oncologists and their staffs. Currently, ten large health plan contracted entities sponsor eviti. In addition, more than ten large, national self-insured entities have access to eviti through our reseller relationships. We estimate that over 75% of all oncology practices in the United States have used eviti, which we believe demonstrates its scale of adoption and relevance for users. Our recently launched GPS Cancer solution can be deployed to assist treatment of a broad range of cancers, representing a potential market of millions of cancer patients globally.

■	Provider Platform (NantOS, NantOS App Suites, and NantOS Apps). Approximately 450 revenue-generating clients, including the National Health Service in the United Kingdom, the Canadian Health System and hospital systems throughout the United States, have implemented our NantOS and/or NantOS patient and provider app solutions, covering over 30 million lives. This includes over 350 hospitals that leverage our device connectivity offering. We recently launched our new NantOS app, NaviNet Open All-Payor Access, which is targeted towards providers and which provides access to eligibility and benefits information for more than 750 health plans.

■	Payor Platform (NantOS and NantOS Apps, including NaviNet). When combined with eviti, we have client relationships with more than 70 healthcare payors in the United States, representing over 70 million lives and growing. We are a leader in payor-provider collaboration solutions, with approximately 35 health plan revenue-generating clients and over 2,000 hospitals and we estimate that more than 60% of physicians’ offices nationwide connected to our NaviNet Open app during the first quarter of 2016. Our payor-provider collaboration portal is typically contracted by health plans on a per member (or life) per month basis, who in turn sponsor the solution and provide it free of charge to healthcare providers.

Our Competitive Strengths

We have invested significant capital and healthcare and biotechnology expertise over nearly a decade to develop, acquire and integrate the necessary components to establish a comprehensive, adaptive learning system to address many of the challenges faced by stakeholders across the healthcare continuum.

We believe our success is based on the following key strengths and advantages:

■	A highly scaled systems infrastructure and deep expertise across the healthcare ecosystem spanning the knowledge domain, the care delivery domain and the payor domain.

■	A highly scaled, next-generation, near real-time learning system enabling novel insights and continuous improvement spanning a single patient to a large population.

■	A comprehensive clinical genome and quantitative proteomic molecular analysis solution.

■	A healthcare-specific, interoperable, scaled and real-time operating system and applications.

■	Advanced, evidence-based, clinical decision support and business intelligence analytics.

■	A successful track record of identifying and integrating acquisitions and strategic partnerships.

Our Strategy

Our goal is to become the leading evidence-based, personalized healthcare company. To accomplish this goal we plan to deploy CLINICS to address and accelerate the two transformational shifts occurring in healthcare: rapid evolution from traditional fee-for-service to value-based models and the paradigm shift to molecularly precise and real-time biometric driven medicine using massive data. The key elements of our strategy include:

■	Driving awareness, adoption and reimbursement of GPS Cancer. We are increasing recognition of GPS Cancer through engaging and educating key oncology stakeholders, pursuing reimbursement for our products and services and communicating patient outcomes through peer-reviewed journals and conference presentations. We believe these efforts will drive further validation and adoption of GPS Cancer and generate increased revenue.

■	Increasing sales of CLINICS, NantOS and NantOS apps to healthcare providers, payors, self-insured employers and others. We are marketing CLINICS, NantOS and NantOS apps to healthcare providers transitioning from fee-for-service reimbursement models to value-based care models. We believe we are positioning our company as a next-generation payor intermediary and partner with healthcare payors and self-insured employers as they roll out value-based model partnerships and transition to value-based precision care.

■	Broadening usage of our solutions among existing clients. We plan to draw upon our deep knowledge of our existing clients’ unmet needs and established relationships with their key decision makers to further expand adoption of CLINICS, including GPS Cancer, NantOS and NantOS apps. Many of our clients are already successfully using certain of our solutions as we continue to work to demonstrate the full value of our integrated Systems Infrastructure and platforms.

■	Developing new features and functionality for CLINICS. We plan to continue to leverage CLINICS, and in particular our NantOS middleware solution, to create new solution features and functionality that our clients can use to drive improved patient outcomes and lower the cost of care. Our NantOS can be utilized on a stand-alone basis, bundled as part of a more comprehensive solution with NantOS apps, or used as a platform-as-a-service to develop industry specific applications. We also plan to develop new NantOS apps and enable third parties to use our platform to develop their own customized applications.

■	Expanding our business in international markets. We plan to expand aggressively in Canada, the United Kingdom and Southeast Asia and opportunistically in other international markets where we or our strategic partners have established relationships and our clients have healthcare business interests. Although an immaterial amount of our total revenue was generated outside the United States in the year ended December 31, 2015 and for the three months ended March 31, 2016, we recognize the opportunity that international expansion provides. We have already initiated projects with clients outside the United States and we expect that over time our revenue from international operations will make up a greater portion of our overall revenue.

■	Complementing internal growth with strategic acquisitions. We believe opportunities exist for us to enhance our competitive position by acquiring additional companies with complementary products and technologies and/or acquiring rights to proprietary products or technologies from third parties.

Cancer MoonShot 2020 Network

We are a founding member of the National Immunotherapy Coalition’s Cancer MoonShot 2020 Network, a collaborative initiative seeking to accelerate the potential of combination immunotherapy as the next- generation standard of care in cancer patients with the aspirational moonshot to develop an effective vaccine-based immunotherapy to combat cancer by 2020. A foundational principle of the network is requiring patients to undergo next-generation panomic molecular fingerprinting (whole genome, transcriptome and quantitative proteomic analysis). We believe our leadership role in the Cancer MoonShot 2020 Network will accelerate the adoption and validation of GPS Cancer.

Risks Associated with Our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. You should read these risks before you invest in our common stock. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. In particular, risks associated with our business include:

■	We are an early, commercial-stage company attempting to integrate a complex learning ecosystem to address a wide range of healthcare issues, and we may not be successful in doing so;

■	The success of our learning ecosystem is dependent upon the robustness of the information we input into it to achieve maximum network effects, and if we are unable to amass and input the requisite data to achieve these effects, our business will be adversely affected;

■	We have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance;

■	We have a history of significant losses, which we expect to continue, and we may never achieve or sustain profitability in the future;

■	We may need to raise additional capital to fund our existing operations, develop our solutions, commercialize new products and expand our operations;

■	We may not be able to generate sufficient revenue from our sequencing and molecular analysis solutions, including GPS Cancer, or our relationships with customers, to achieve and maintain profitability;

■	Sequencing and molecular analysis may have limited utility unless third parties are able to successfully establish links between genomic sequencing and expression analysis and disease and treatment pathways;

■	Our success will depend on our ability to use rapidly changing genetic data to interpret molecular analysis results accurately and consistently, and our failure to do so would have an adverse effect on our operating results and business;

■	The market for our Systems Infrastructure and platforms is new and unproven and may not grow;

■	The data and information that we provide to our customers and their employees and families could be inaccurate or incomplete, which could harm both patients and our business;

■	Our use of open source technology could impose limitations on our ability to commercialize our Systems Infrastructure and platforms; and

■	Our Chairman and Chief Executive Officer and entities affiliated with him collectively own and will own after this offering a significant majority of our common stock and will exercise significant influence over matters requiring stockholder approval, regardless of the wishes of other stockholders.

LLC Conversion

We were formed as a Delaware limited liability company. We converted from a limited liability company into a Delaware corporation on May     , 2016 and changed our name from Nant Health, LLC to NantHealth, Inc., which we refer to as the “LLC Conversion.” In conjunction with the LLC Conversion, all of our outstanding units automatically converted into shares of our common stock. Additionally, upon the LLC Conversion, holders of profits interests in Nant Health, LLC issued pursuant to the Nant Health, LLC Profits Interests Plan, or the Profits Interest Plan, received shares of restricted stock in NantHealth, Inc. Upon the completion of this offering, pursuant to the terms of the Phantom Unit Plan, we expect to issue restricted stock units to holders of phantom units. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Phantom Unit Plan” for a more detailed description of our phantom unit obligations. See “Description of Securities” for additional information regarding a description of the terms of our common stock following the LLC Conversion and the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering. While operating as a limited liability company, our outstanding equity (including the profits interest units) was called our units. In this prospectus for ease of comparison, we refer to such units as our common stock for periods prior to the LLC Conversion, unless otherwise indicated in this prospectus. Similarly, unless otherwise indicated, we refer to members’ equity in this prospectus as stockholders’ equity. See “Certain Relationships and Related Party Transactions—LLC Conversion.”

Corporate Information

Our business was founded in 2010 and has operated as a Delaware limited liability company under the name “About Advanced Health, LLC.” In 2011, our affiliates NantWorks, LLC, or NantWorks, and California Capital Equity, LLC, or Cal Cap, purchased certain assets from Abraxis Bioscience, LLC, which were subsequently contributed to us. We subsequently changed our name to “All About Advanced Health, LLC” and then to “Nant Health, LLC.” Our principal executive offices are located at 9920 Jefferson Blvd, Culver City, CA 90230 and our telephone number is (310) 883-1300. Our corporate website address is www.nanthealth.com. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

■	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

■	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

■	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

■	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may use these provisions until the last day of our fiscal year following the fifth anniversary of the closing of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue exceeds $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, as a result, upon completion of this offering we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Underwriters’ option to purchase additional shares	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional shares of common stock from us.

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $ million based upon an assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use the net proceeds from this offering to pay approximately $ million to cover withholding taxes for the vesting of restricted stock units at the time of the initial public offering, and the remainder for general corporate purposes, including commercializing new solutions and product extensions and pursuing targeted acquisitions. See “Use of Proceeds” for additional information.

Risk factors	You should carefully read “Risk Factors” in this prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.

Controlled company	After this offering, Dr. Patrick Soon-Shiong, our Chairman and Chief Executive Officer, and entities affiliated with him, will control approximately % of the combined voting power of our outstanding common stock (assuming no exercise of the underwriters’ option to purchase additional shares, the purchase of $ million of shares in this offering described below and the conversion of $40.0 million in aggregate principal amount of a note plus accrued interest thereon owed to NantOmics, LLC, or NantOmics, described elsewhere in this prospectus). As a result, we will be a “controlled company” under the NASDAQ Global Market corporate governance standards. Under these standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards. See “Management—Controlled Company Exemption.”

Reserved share program

At our request, the underwriters have reserved an aggregate of              of the shares of our common stock offered by this prospectus for sale, at the initial public offering price, to our directors and officers and certain employees and other parties related to us. Shares purchased by our directors and officers will be subject to the 180-day lock-up restriction described in the “Underwriting” section of this prospectus. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Proposed NASDAQ Global Market trading symbol	“NH”

Entities affiliated with Dr. Patrick Soon-Shiong, our Chairman and Chief Executive Officer, and Celgene Corporation, each an existing stockholder of our company, have indicated an interest in purchasing up to an aggregate of approximately $     million of shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to any of these parties, or any of these parties may determine to purchase more, fewer or no shares in this offering.

The number of shares of our common stock to be outstanding after this offering is based on              shares of our common stock outstanding as of March 31, 2016 after giving effect to the LLC Conversion described under the section titled “Certain Relationships and Related Party Transactions—LLC Conversion” and the conversion of $40.0 million in aggregate principal amount of a note plus accrued interest thereon owed to NantOmics into shares of our common stock, assuming a note conversion date of                 , 2016 and an assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, and excludes:

■	shares of common stock issuable upon the vesting of restricted stock issued in connection with the LLC Conversion to the holders of profits interest units under our Profits Interests Plan that were issued as of March 31, 2016;

■	shares of common stock issuable upon the vesting of phantom units in connection with the completion of this offering under our Phantom Unit Plan that were outstanding as of March 31, 2016;

■	shares of common stock reserved for future issuance under our 2016 Equity Incentive Plan, or the 2016 Plan, which will become effective on the date of this prospectus, as well as any automatic increases of the number of shares of our common stock reserved for future issuance under such plan; and

■	any shares issuable under our stockholders’ agreement, or the Stockholders’ Agreement, to certain of our stockholders, depending on the initial public offering price of our common stock, as described below under “—Potential Issuances Pursuant to Our Stockholders’ Agreement.”

Unless otherwise noted, the information in this prospectus reflects and assumes the following:

■	the consummation of the LLC Conversion described under the section titled “Certain Relationships and Related Party Transactions—LLC Conversion”;

■	the conversion of $40.0 million in aggregate principal amount of a note plus accrued interest thereon owed to NantOmics into shares of our common stock, assuming a note conversion date of , 2016 and an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus;

■	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws in connection with the completion of this offering; and

■	no exercise by the underwriters of their option to purchase up to an additional shares of our common stock in this offering.

Potential Issuances Pursuant to Our Stockholders’ Agreement

Pursuant to the Stockholders’ Agreement, we may be required to issue additional shares of our common stock to two of our existing stockholders identified below depending on the actual initial public offering price of our common stock. The actual initial public offering price will be determined in good faith by our board of directors shortly before the pricing of this offering. The Stockholders’ Agreement provides that if we issue shares in connection with this offering at a price below $2.7995 per share, we will be required to issue additional shares of our common stock to our stockholders NHealth Holdings, Inc. and KHealth Holdings, Inc. in connection with the closing of this offering. The actual number of additional shares we would be required to issue to these stockholders will depend on how far below (if at all) the actual initial public offering price per share in this offering is below $2.7995 as well as how many shares we issue in this offering. If the actual initial public offering price is equal to the assumed initial offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus (assuming that the number of shares offered by us in this offering, as set forth on the cover page of this prospectus, remains the same), we would be required to issue an aggregate of                  shares of our common stock to these stockholders in connection with the closing of this offering. For illustrative purposes only, the table below shows the number of additional shares of our common stock that we would be required to issue to NHealth Holdings, Inc. and KHealth Holdings, Inc. based on various actual initial public offering prices (assuming the actual number of shares offered by us in this offering, as set forth on the cover page of this prospectus, remains the same):

Additional Shares of Common Stock to Be Issued

Illustrative Actual Initial Public Offering Price
	$	$	$	$	$

NHealth Holdings, Inc.
KHealth Holdings, Inc.

Total

For illustrative purposes only, the table below shows the number of additional shares of our common stock that we would be required to issue to NHealth Holdings, Inc. and KHealth Holdings, Inc. based on various actual numbers of shares offered in this offering (assuming the actual initial public offering price is the assumed initial offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus):

Additional Shares of Common Stock to Be Issued

Illustrative Actual Number of Shares Issued in This Offering

NHealth Holdings, Inc.
KHealth Holdings, Inc.

Total

The discussion above does not assume the exercise by the underwriters of their option to purchase additional shares in this offering. Any additional option shares sold in this offering could similarily further impact the number of any additional shares issued pursuant to the Stockholders’ Agreement.

Summary Consolidated Financial and Other Data

We derived the following summary consolidated and combined statements of our operations data for the years ended December 31, 2014 and 2015 and the summary consolidated balance sheet data as of December 31, 2015 from our audited consolidated and combined financial statements appearing elsewhere in this prospectus. These statements do not include the historical results of our NaviNet acquisition, which was completed in January 2016. We derived the following summary statements of our operations data for the three months ended March 31, 2015 and 2016, and our summary balance sheet data as of March 31, 2016, from our unaudited condensed consolidated and combined financial statements and related notes included elsewhere in this prospectus. Our interim unaudited financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America on the same basis as the annual audited financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of our financial position as of March 31, 2016 and our results of our operations for the three months ended March 31, 2015 and 2016. Historical results are not necessarily indicative of the results that may be expected in the future and are not necessarily indicative of results to be expected for any other period. You should read the following summary financial data together with the consolidated and combined financial statements and the related notes included elsewhere in this prospectus, as well as the sections of this prospectus captioned “Selected Consolidated Financial and Other Data,” “Unaudited Pro Forma Condensed Combined Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2014	2015	2015	2016
(in thousands)			(unaudited)
Consolidated Statements of Operations Data:
Revenue:
Software and hardware	$8,372	$14,616	$3,762	$728
Software-as-a-service	9,778	20,734	3,806	13,646

Total software-related revenue	18,150	35,350	7,568	14,374
Maintenance	5,345	10,452	2,495	3,138
Sequencing and molecular analysis	—	75	—	—
Other services	10,426	12,427	1,680	1,939

Total net revenue	33,921	58,304	11,743	19,451

Cost of Revenue:
Software and hardware	1,025	90	(462)	239
Software-as-a-service	8,026	7,019	1,960	4,423

Total software-related cost of revenue	9,051	7,109	1,498	4,662
Maintenance	438	1,874	110	530
Sequencing and molecular analysis	—	39	—	—
Other services	7,047	15,202	1,647	3,565
Amortization of developed technologies	7,694	10,585	2,311	4,281

Total cost of revenue	24,230	34,809	5,566	13,038

Gross Profit	9,691	23,495	6,177	6,413

Operating Expenses:
Selling, general and administrative	46,209	69,021	16,392	27,373
Research and development	16,979	23,835	4,690	10,694
Amortization of software license and acquisition-related assets	7,033	1,542	33	1,815
Impairment of intangible asset	24,150	—	—	—

Total operating expenses	94,371	94,398	21,115	39,882

Loss from operations	(84,680)	(70,903)	(14,938)	(33,469)
Interest expense, net	(980)	(627)	(325)	(1,498)
Other income (expense), net	(477)	2,508	1,300	338
Income (loss) from equity method investments	1,525	(2,584)	—	(2,914)

Loss before income taxes	(84,612)	(71,606)	(13,963)	(37,543)
Provision (benefit) for income taxes	5	405	1	(4,397)

Net loss	(84,617)	(72,011)	(13,964)	(33,146)
Less: Net loss attributable to non-controlling interests	(192)	—	—	—

Net loss attributable to NantHealth	$(84,425)	$(72,011)	$(13,964)	$(33,146)

Other Data:
Adjusted EBITDA (1)	$(43,173)	$(51,781)	$(18,281)	$(17,363)

	AS OF MARCH 31, 2016
(in thousands)	ACTUAL	PRO FORMA (2)	PRO FORMA AS ADJUSTED (3)(4)
	(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents and marketable securities	$24,630
Working capital (deficit)	(147,283)
Total assets	602,336
Total liabilities	230,697
Redeemable Series F units	168,667
Accumulated deficit	(323,921)
Total stockholders’ equity	202,972

(1)	EBITDA represents earnings before interest, taxes, depreciation and amortization, a non-GAAP financial measure, and is used by us and others as a supplemental measure of performance. We use Adjusted EBITDA to assess the performance of our core operations, for financial and operational decision making, and as a supplemental or additional means of evaluating period-to-period comparisons on a consistent basis. Adjusted EBITDA is calculated as net loss adjusted to exclude depreciation and amortization, interest expense, provision for income taxes, other income/loss, income/loss from equity method investments, stock-based compensation expense, long-lived assets impairment charges and corporate restructuring. We believe Adjusted EBITDA provides investors relevant and useful information. EBITDA and Adjusted EBITDA do not reflect our historical cash expenditures or future cash requirements for capital expenditures or contractual commitments. While EBITDA and Adjusted EBITDA are relevant and widely used measures of performance, they do not represent net income or cash flows from operations as defined by U.S. GAAP, and they should not be considered as alternatives to those indicators in evaluating performance. Other companies, including companies in our industry, may calculate EBITDA and Adjusted EBITDA measures differently, which reduces their usefulness as a comparative measure. See “—Non-GAAP Financial Measures” below.

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
(in thousands)	2014	2015	2015	2016
			(unaudited)
Net loss	$(84,617)	$(72,011)	$(13,964)	$(33,146)
Depreciation and amortization	16,178	15,788	3,154	7,809
Interest expense, net .	980	627	325	1,498
Provision (benefit) for income taxes	5	405	1	(4,397)

EBITDA	(67,454)	(55,191)	(10,484)	(28,236)
Other (income)/loss, net .	477	(2,508)	(1,300)	(338)
(Income)/Loss from equity method investments .	(1,525)	2,584	—	2,914
Stock-based compensation expense .	340	1,429	906	4,911
Long-lived assets impairment charges .	24,150	—	—	—
Corporate restructuring	839	1,905	527	1,966
Sales incentives (5)	0	0	0	1,420

Adjusted EBITDA	$(43,173)	$(51,781)	$(10,351)	$(17,363)

(2)	The pro forma column reflects (i) the LLC Conversion described under the section titled “Certain Relationships and Related Party Transactions—LLC Conversion” and (ii) the conversion of $40.0 million in aggregate principal amount of a note plus accrued interest thereon owed to NantOmics into shares of our common stock at the time of pricing of this offering, assuming a note conversion date of , 2016 and an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus.

(3)	The pro forma as adjusted column reflects (i) the pro forma adjustments set forth in footnote (2) above, (ii) the sale and issuance by us of shares of common stock in this offering at the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses and (iii) the issuance of shares issuable pursuant to the Stockholders’ Agreement to certain of our stockholders in connection with the closing of this offering (assuming the actual initial public offering price is equal to the assumed initial public offering price of $ per share, the midpoint of the price range, and the actual number of shares sold in this offering remains the same (each as set forth on the cover page of this prospectus)).

(4)

Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) pro forma as adjusted cash and cash equivalents and marketable securities, working capital, total assets and total stockholders’ equity by approximately $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase

(decrease) pro forma as adjusted cash and cash equivalents and marketable securities, working capital, total assets and total stockholders’ equity by approximately $ million, assuming the assumed initial public offering price per share, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

(5)	Sales incentives reflect the current periods’ estimate of an earn out payment related to our acquisition of NaviNet. This is being accounted for as a sales incentive and recorded as contra revenue instead of purchase price consideration, because the earn out payments are tied to future revenue targets from the former owners of Navinet who are also customers.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as all other information included in this prospectus, including our financial statements and the related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before you decide to purchase shares of our common stock. If any of the following risks actually occurs, our business, financial condition, operating results, prospects and ability to accomplish our strategic objectives could be materially harmed. As a result, the trading price of our common stock could decline and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations and the market price of our common stock.

Risks Related to Our Business Approach

We are an early, commercial-stage company attempting to integrate a complex learning system to address a wide range of healthcare issues, and we may not be successful in doing so.

We are an early, commercial-stage company with a business model based upon a novel approach to healthcare. CLINICS is designed to address many of the key challenges healthcare constituents face by enabling them to acquire and store genomic and proteomic data, combine diagnostic inputs with phenotypic and cost data, analyze datasets, securely deliver that data to providers in a clinical setting to aid selection of the appropriate treatments, monitor patient biometric data and progression on a real-time basis, and demonstrate improved patient outcomes and costs. Integration across our Systems Infrastructure and platforms may take longer than we expect, or may never occur at all.

We have also recently made multiple acquisitions of businesses, technologies and service offerings including Net. Orange, Inc., or NDO, certain assets of Harris Corporation, through its Harris Healthcare Solutions business unit, or Harris Healthcare Solutions, and NaviNet, in an effort to expand the breadth of our offerings. We have not yet completed the integration of these businesses, technologies and service offering into our operations. Additionally, certain of these acquired businesses, technologies and service offerings have not yet been commercially tested or validated. We may not be able to integrate these new business, technologies and services offerings into our operations effectively or at all. Additionally, we may be unable to extract the synergies or benefits that we currently expect from these business, technologies and service offerings.

Due to the above factors, it may take longer than we expect, or we may never be able, to fully integrate our system as planned. If our integration efforts are not successful we may not be able to attract new clients and to expand our offerings to existing clients.

The success of CLINICS is dependent upon the robustness of the information we and others input into the system to achieve maximum network effects, and if we are unable to amass and input the requisite data to achieve these effects, our business will be adversely affected.

CLINICS becomes more valuable as more accurate and clinically relevant information is integrated into it, and our ultimate outputs and recommendations to a patient, provider or payor are therefore highly dependent on the information that is input into our system. As a result, we will need to consistently and continuously have access to and integrate the most medically relevant and cutting edge clinical data and research studies with patient-specific real-time genomic and proteomic sequences and biometric data. To have access to biometric data in particular, we will rely on patients, provider and payors to adopt devices that are compatible with our systems and they may not adopt such devices on a scale or at a rate sufficient to support our offerings or at all. Further, to have access to certain other datapoints, we will rely in part on third parties to develop applications to that run on NantOS operating system and to generate more data to be integrated into CLINICS. These third parties may never develop applications compatible with NantOS or may develop them slower rate and our ability to address transfer native shifts in healthcare than we expect. To the extent we are unable to amass enough data, keep an inflow of current and continuous data or integrate and access the data we currently have to continue to populate CLINICS, the network effects we expect will not be fully realized and our business may be adversely affected.

We may be unable to appropriately allocate our financial and human resources across our broad array of product and service offerings.

We have a broad array of product and service offerings. Our management team will be responsible for allocating resources across these products and services, and may forego or delay pursuit of opportunities with certain products or services that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on attractive products or services or market opportunities. Our spending on current and future research and development programs and future products or services may not yield commercially viable products or services, or may fail to optimize the anticipated network effects of CLINICS. If our management is unable to appropriately prioritize the allocation of our resources among our broad range of products and services in an efficient manner, our business may be adversely affected.

Risks Related to Our Financial Condition and Capital Requirements

We have a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

We were organized as a limited liability company in Delaware and began operations in 2010. Additionally, our business has previously operated as part of the larger NantWorks group of affiliated companies. Our limited independent operating history, particularly in light of the increasingly complex and rapidly evolving healthcare and technology markets in which we operate, may make it difficult to evaluate our current business and predict our future performance. In addition, we have acquired numerous companies or businesses over the past two years, including NDO, certain assets of Harris Healthcare Solutions and NaviNet. We have had limited experience operating these businesses as a whole and as such, it may be difficult to evaluate our current business and predict our future operating performance. In light of the foregoing, any assessment of our profitability or prediction about our future success or viability is subject to significant uncertainty. We have encountered and will continue to encounter risks and difficulties frequently experienced by early, commercial-stage companies in rapidly evolving industries. If we do not address these challenges successfully, our business results will suffer.

We have a history of significant losses, which we expect to continue, and we may never achieve or sustain profitability in the future.

We have incurred significant net losses in each fiscal year since inception and expect to continue to incur net losses for the foreseeable future. We experienced net losses of $84.6 million and $72.0 million during the years ended December 31, 2014 and December 31, 2015, respectively, and $29.6 million for the three months ended March 31, 2016. As of March 31, 2016, we had an accumulated deficit of $320.7 million. The losses and accumulated deficit were primarily due to the substantial investments we made to grow our business and enhance our Systems Infrastructure and platforms. We have grown our business through research and development and the acquisition of assets, businesses and customers. We anticipate that our operating expenses will increase substantially in the foreseeable future as we seek to continue to grow our business, including through strategic acquisitions, and build and further penetrate our client base and develop our product and service offerings, including GPS Cancer. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses.

Our prior losses, combined with our expected future losses, have had and will continue to have an adverse effect on our stockholders’ equity and working capital. We expect to continue to incur operating losses for the foreseeable future and may never become profitable on a quarterly or annual basis, or if we do, we may not be able to sustain profitability in subsequent periods. Our failure to achieve and sustain profitability in the future would negatively affect our business, financial condition, results of operations and cash flows, and could cause the market price of our common stock to decline.

We may need to raise additional capital to fund our existing operations, develop our solutions, commercialize new products and expand our operations.

Based on our current business plan, we believe the net proceeds from this offering, together with our current cash, cash equivalents, marketable securities, and our ability to borrow from affiliated entities, will be sufficient to meet our anticipated cash requirements over at least the next 12 months. If our available cash balances, net proceeds from this offering and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements, we may seek to sell common or preferred equity or convertible debt securities, enter into a credit facility or another form of third-party funding, or seek other debt financing.

We may consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities, or for other reasons, including to:

■	increase our sales and marketing efforts to drive market adoption of CLINICS, GPS Cancer, NantOS and NantOS apps;

■	address competitive developments;

■	fund development and marketing efforts of any future platforms and solutions;

■	expand adoption of GPS Cancer and eviti into critical illnesses outside of oncology;

■	acquire, license or invest in complimentary businesses, technologies or service offerings; and

■	finance capital expenditures and general and administrative expenses.

Our present and future funding requirements will depend on many factors, including:

■	our success in driving adoption and reimbursement of GPS Cancer;

■	our ability to achieve revenue growth;

■	the cost of expanding our products and service offerings, including our sales and marketing efforts;

■	our ability to achieve interoperability across all of our acquired businesses, technologies and service offerings to deliver networking effects to our clients;

■	the effect of competing technological and market developments;

■	costs related to international expansion; and

■	the potential cost of and delays in product development as a result of any regulatory oversight applicable to our products.

The various ways we could raise additional capital carry potential risks. If we raise funds by issuing equity securities, dilution to our stockholders could result. Any equity securities issued also could provide for rights, preferences or privileges senior to those of holders of our common stock. If we raise funds by issuing debt securities, those debt securities would have rights, preferences and privileges senior to those of holders of our common stock. The terms of debt securities issued or borrowings pursuant to a credit agreement could impose significant restrictions on our operations.

Risks Related to Our Sequencing and Molecular Analysis Solutions, Including GPS Cancer

We may not be able to generate sufficient revenue from our sequencing and molecular analysis solutions, including GPS Cancer, or our relationships with sequencing and molecular analysis customers, to achieve and maintain profitability.

We believe our commercial success depends significantly upon our ability to successfully market and sell our sequencing and molecular analysis solutions, including GPS Cancer, to continue to expand our current relationships and develop new relationships with physicians, self-insured employers, payors and healthcare providers, and expand adoption of sequencing and molecular analysis for disease indications outside oncology. The demand for sequencing and molecular analysis may decrease or may not continue to increase at historical rates for a number of reasons. Our clients may decide to decrease or discontinue their use of sequencing and molecular analysis due to changes in research and product development plans, financial constraints or utilization of internal molecular testing resources or molecular tests performed by others, which are circumstances outside of our control. In addition to reducing our revenue, this may reduce our exposure to early stage research that facilitates the incorporation of newly developed information about cancer into GPS Cancer. Further, we may be unsuccessful in expanding our clients’ use of sequencing and molecular analysis outside of oncology.

We are currently not profitable. Even if we succeed in increasing adoption of sequencing and molecular analysis by physicians, self-insured employers, payors and healthcare providers, maintaining and creating relationships with our existing and new clients, we may not be able to generate sufficient revenue from sequencing and molecular analysis to achieve profitability.

Sequencing and molecular analysis may have limited utility unless we or third parties are able to successfully establish links between genomic sequencing and expression analysis and disease and treatment pathways.

Full genomic sequencing and expression analysis may have limited utility on a stand-alone basis. We believe the real value is derived by linking genomic sequencing and RNA and proteomic analysis with disease pathways to help enable the discovery and development personalized treatments. We do not currently, and do not expect in the future to, engage in research regarding disease pathways or engage in the development or commercialization of specific therapeutics or drugs. Instead, we will rely on third parties to do so. However, if third party time and funding is not devoted to determining disease pathways or to discovering, developing and marketing therapeutics or drugs specific to such pathways, sequencing and molecular analysis and GPS Cancer will be of limited utility and our business may be adversely affected.

Our success will depend on our ability to use rapidly changing genetic data to interpret molecular analysis results accurately and consistently, and our failure to do so would have an adverse effect on our operating results and business.

Our success depends on our ability to provide reliable, high-quality molecular profiling tests that incorporate rapidly evolving information about the role of genes and gene variants in disease and clinically relevant outcomes associated with those variants. The accuracy and reproducibility we have demonstrated to date may not continue, particularly for clinical samples, as molecular analysis volume increases. Errors, including if molecular analysis fails to detect genomic variants with high accuracy, or omissions, including if we fail to or incompletely or incorrectly identify the significance of gene variants, could have a significant adverse impact on our business. Hundreds of genes can be implicated in some disorders, and overlapping networks of genes and symptoms can play a role in multiple conditions. We also rely on clinicians to interpret what we report and to incorporate specific information about an individual patient into the physician’s treatment decision. As a result, a substantial amount of judgment is required in order to interpret testing results for an individual patient and to develop an appropriate patient report. Due to such errors in judgment, patient outcomes may not be improved even if GPS Cancer performs to our expectations.

The efficiency of sequencing and molecular analysis, including GPS Cancer, and the results that we achieve depend on the design and operation of our sequencing process, which uses a number of complex and sophisticated biochemical, informatics, optical, and mechanical processes, many of which are highly sensitive to external factors. An operational or technology failure in one of these complex processes or fluctuations in external variables may result in sequencing processing efficiencies that are lower than we anticipate or that vary between sequencing runs. In addition, we are regularly evaluating and refining our sequencing process. These refinements may initially result in unanticipated issues that further reduce our sequencing process yields or increase the variability of our sequencing yields. Low sequencing yields can cause variability in our operating results and damage our reputation. In addition, although we believe GPS Cancer is a comprehensive molecular profiling solution, no solution is fully comprehensive and it will need to be continually improved in line with improvements in science and technology and potential developments by our competitors. If GPS Cancer proves to not be fully comprehensive now or in the future, customer demand for GPS Cancer may be adversely affected.

GPS Cancer can determine whether specific genes are over- or under-expressed which can affect protein levels and, as a result, cancer phenotype and drug efficacy in a particular patient. Such gene expression can also capture the effect of post-translational modifications, which can have equally significant implications on how a cancer is expressed in a patient and in turn may impact treatment decisions. GPS Cancer represents a novel and largely unproven approach to the diagnosis of cancer and may not be accurate based on the evolving understanding of how genomic sequences and proteomic analysis relate to disease progression and drug efficacy and resistance. As a result, the marketing, sale and use of molecular analysis and GPS Cancer could subject us to liability for errors in, misunderstandings of, or inappropriate reliance on, information we provide to physicians or geneticists, and lead to claims against us if someone were to allege that our solutions failed to perform as they were designed, if we failed to correctly interpret results, or if the ordering physician were to misinterpret our results or improperly rely on them when making a clinical decision. A product liability or professional liability claim could result in substantial financial and reputational damages and be costly and time-consuming for us to defend. Although we maintain liability insurance, including for errors and omissions, we cannot assure you that our insurance would fully protect us from the financial impact of defending against these types of claims or any judgments, fines or settlement costs arising out of any such claims. Any liability claim, including an errors and omissions liability claim, brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any liability lawsuit could cause injury to our reputation or cause us to suspend sales of our sequencing and or molecular analysis solutions. The occurrence of any of these events could have an adverse effect on our business, reputation and results of operations.

Our sequencing and molecular analysis solutions may never achieve significant commercial market acceptance.

Our sequencing and molecular analysis solutions may never gain significant acceptance in the marketplace and, therefore, may never generate substantial revenue or profits for us. Our ability to achieve commercial market acceptance for our sequencing and molecular analysis solutions will depend on several factors, including:

■	our ability to convince key thought lenders, physicians and caregivers and other key oncology stakeholders of the clinical utility of our entire product offering and its potential advantages over existing sequencing tests, specifically, the advantages of our RNA sequencing, mapping oncology disease pathways versus a patient’s own germline and our quantitative proteomic analysis;

■	the willingness of physicians, self-insured employers, payors and healthcare providers to utilize GPS Cancer; and

■	the willingness of commercial third-party payors and government payors to reimburse GPS Cancer, the scope and amount of which will affect patients’ willingness or ability to pay for GPS Cancer and likely heavily influence our customers’ decisions to recommend GPS Cancer.

Further, today’s most advanced diagnostics tests analyze narrow gene panels that capture only a limited number of the most common gene alterations, as compared to GPS Cancer, which sequences the patient’s whole genome (comparing both a patient’s normal and tumor tissue) and RNA and performs quantitative proteomic analysis. These narrow gene panels for specific treatments or disease areas are much less expensive than GPS Cancer. Although we believe that the advantages of sequencing the patient’s whole genome for the treatment of cancer, as well as running additional RNA and proteomic sequencing tests, outweigh the costs, key thought leaders, physicians and other caregivers, other key oncology stakeholders and payors may not agree. Further, if advances are made in the understanding of disease states and pathways do not reveal a benefit to whole genome and RNA and proteomic sequencing in areas beyond cancer then the market potential for GPS Cancer will be limited. Failure to achieve widespread commercial market acceptance for our sequencing and molecular analysis solutions could materially harm our business, financial condition and results of operations.

If we cannot compete successfully with our competitors for our sequencing and molecular analysis solutions, including GPS Cancer, we may be unable to increase or sustain our revenue or achieve and sustain profitability.

Personalized molecular analysis is a new area of science, and we face competition from companies that offer products, or have conducted research, to profile genes and gene expression in various cancers. Our principal competition for GPS Cancer comes from diagnostic companies that also offer whole genome sequencing. We also compete with diagnostic companies offering molecular diagnostic tests that capture only a single-marker or test panels that capture a limited number of the most well-known gene alterations, known as hotspot panel tests. In addition, academic research centers, diagnostic companies and next-generation sequencing, or NGS, platform developers are offering or developing NGS-based testing. NGS-based testing also has the capability to provide whole genome sequencing to compete with GPS Cancer.

Our competitors include companies such as Foundation Medicine, Inc., or Foundation Medicine, Caris Life Sciences, LLC, or Caris Life Sciences, and Personal Genome Diagnostics, Inc., or Personal Genome Diagnostics. Many hospitals and academic medical centers may also seek to perform the type of molecular testing we perform at their own facilities. As such, our competition may include entities such as the University of Michigan, Baylor Medical Genetics Laboratories, Washington University in St. Louis and other academic hospitals and research centers.

In addition to developing kits, some diagnostic companies also provide NGS platforms. Illumina, Inc., Life Technologies Corporation, Invitae Corporation, and other companies develop NGS platforms that are being sold directly to research centers, biopharmaceutical companies and clinical laboratories. While many of the applications for these platforms are focused on the research and development markets or testing for conditions outside of oncology, these companies have launched and will continue to commercialize products focused on the clinical oncology market. Although we believe GPS Cancer is a comprehensive molecular profiling solution, our competitors may develop more comprehensive or superior alternative offerings. We believe diagnostic platform providers will seek to place sequencing machines in laboratories to develop NGS-based laboratory-developed tests, or LDTs. In addition, we believe these companies will also develop their own diagnostic kits approved by the Food and Drug Administration, or FDA, which can be sold to the clients who have purchased their platforms. Also, many private companies are developing information technology-based tools to support the integration of NGS-based testing into the clinical setting.

Additionally, some of our competitors’ sequencing tests are being used in FDA clinical trials as companion diagnostics. Because companion diagnostics help identify whether a patient’s disease expresses the molecular target, or biomarker, for the particular drug, they can help ensure the drug’s efficacy and are sometimes required by the FDA to be used with certain drugs. GPS Cancer may not have the genetic and proteomic analysis capability on par with a companion diagnostic to guide therapeutic treatments for certain customers. Further, the FDA requires a companion diagnostic test if a new drug works on a specific genetic or biological target that is present in some, but not all, patients with a certain cancer or disease. Even if it is shown to be on par with FDA-approved companion diagnostics, physicians and payors may still not choose to use GPS Cancer. If physicians and payors utilize and pay for these FDA-approved companion diagnostic tests instead of GPS Cancer, our business may be adversely affected.

Any of these competitors could have technological, financial and market access advantages that are not currently available to us.

The molecular diagnostics industry is subject to rapidly changing technology, which could make GPS Cancer and other products we may develop or license in the future obsolete.

Our industry is characterized by rapid technological changes, frequent new product introductions and enhancements and evolving industry standards, all of which could make GPS Cancer or our other products we develop or license obsolete. Our future success will depend on our ability to keep pace with the evolving needs of our clients on a timely and cost-effective basis and to pursue new market opportunities that develop as a result of technological and scientific advances. In recent years, there have been numerous advances in technologies relating to the diagnosis and treatment of cancer. There have also been advances in methods used to analyze very large amounts of genomic information. We must continuously enhance GPS Cancer and our other solutions, and we may also need to develop or license new technologies, to keep pace with evolving standards of care. If we do not update GPS Cancer or our other solutions to reflect new scientific knowledge about cancer biology, information about new cancer therapies, or relevant clinical trials, GPS Cancer could become obsolete and our GPS Cancer revenue growth would be limited, which would have a material adverse effect on our business, financial condition and results of operations.

If we are not able to establish relationships with, or lose the support of, key thought leaders or payors’ key decision makers, it may be difficult to establish GPS Cancer as a standard of care for patients with cancer, which may limit our revenue growth and ability to achieve profitability.

We are establishing relationships with leading oncology thought leaders and payors’ key decision makers. If we are unable to establish these relationships, or these key thought leaders or payors’ key decision makers determine that GPS Cancer, or other products or services that we develop or license, are not clinically or operationally effective or that alternative technologies and services are more effective or cost-efficient, or if they elect to use and promote internally developed products, we would encounter significant difficulty driving adoption of GPS Cancer and other technologies and services and validating GPS Cancer as a standard of care, which would limit our revenue growth and our ability to achieve profitability.

Ethical, legal and social concerns related to the use of genomic information could reduce demand for our sequencing and molecular analysis solutions, including GPS Cancer.

Genomic testing, like that conducted using GPS Cancer, has raised ethical, legal and social issues regarding privacy and the appropriate uses of the resulting information. Governmental authorities could, for social or other purposes, limit or regulate the use of genomic information or genomic testing, particularly for those that have no known cure. These concerns may lead patients to refuse to use, or clinicians to be reluctant to order, whole genome genomic tests even if permissible.

Ethical and social concerns may also influence U.S. and foreign patent offices and courts with regard to patent protection for technology relevant to our business. These and other ethical, legal and social concerns may limit market acceptance of our products or reduce the potential markets for products enabled by our sequencing and molecular analysis solutions, including GPS Cancer, either of which could have an adverse effect on our business, financial condition or results of operations.

Risks Related to Our Systems Infrastructure, NantOS and NantOS Apps Business

The market for our Systems Infrastructure, NantOS and NantOS apps is new and unproven and may not grow.

We believe our future success will depend in large part on establishing and growing a market for our Systems Infrastructure, NantOS and NantOS apps that are able to provide operational intelligence, particularly designed to collect and index machine data. Our Systems Infrastructure is designed to address interoperability challenges across the healthcare continuum. It integrates big data with real time resources and applies machine learning algorithms to inform and optimize treatment decisions. In order to grow our business, we intend to expand the functionality of our offering to increase its acceptance and use by the broader market. In particular, our Systems Infrastructure is targeted at those in the healthcare continuum that are transitioning from fee-for-service to a value-based reimbursement models. While we believe this to be the current trend in healthcare, this trend may not continue in the future. Our Systems Infrastructure is less effective with a traditional fee-for-service model and if there is a reversion in the industry to fee-for-service, or a shift to another model, we would need to update our offerings and we may not be able to do so effectively or at all. It is difficult to predict client adoption and renewal rates, client demand for our software, the size and growth rate of the market for our solutions, the entry of competitive products or the success of existing competitive products. Many of our potential clients may already be party to existing agreements for competing offerings that may have lengthy terms or onerous termination provisions, and they may have already made substantial investments into those platforms which would result in high switching costs. Any expansion in our market depends on a number of factors, including the cost, performance and perceived value associated with such operating system and software applications particularly in light of the aforementioned shifting market dynamics. Although we have experienced rapid adoption of our Systems Infrastructure, NantOS and NantOS apps to date, that rate may slow or decline in the future, which would harm our business and operating results. In addition, while many large hospital systems and payors use our solutions, many of these entities use only certain of our offerings, and we may not be successful in driving broader adoption of our solutions among these existing users, which would limit our revenue growth.

If the market for our offerings does not achieve widespread adoption or there is a reduction in demand for our offerings in our market caused by a lack of customer acceptance, technological challenges, lack of accessible machine data, competing technologies and products, decreases in corporate spending, weakening economic conditions, or otherwise, it could result in reduced customer orders, early terminations, reduced renewal rates or decreased revenues, any of which would adversely affect our business operations and financial results. You should consider our business and prospects in light of the risks and difficulties we encounter in this new and unproven market.

The data and information that we provide to our clients, and their constituents, could be inaccurate or incomplete, which could harm both patients and our business, financial condition and results of operations.

Our NantOS offering stores and displays data from a variety of third-party sources for use in treating patients and to search and compare options for healthcare services and treatments. As part of our eviti solution, we provide up-to-date information regarding cancer research, along with a list of potential treatments and relevant clinical trials seeking enrollment. Most of this data comes from health plans, our clients, published guidelines, peer-reviewed journals and other third parties. Because data in the healthcare industry is often fragmented in origin, inconsistent in format and often incomplete, the overall quality of certain types of data we receive can be poor. If these data are incorrect or incomplete or if we make mistakes in the capture or input of there data, or in our interpretation or analysis of such data, adverse consequences, including patient death and serious injury, may occur and give rise to product liability and other claims against us. In addition, a court or government agency may take the position that our storage and display of health information exposes us to personal injury liability or other liability for wrongful delivery or handling of healthcare services or erroneous health information. While we maintain insurance coverage, we cannot assure that this coverage will prove to be adequate or will continue to be available on acceptable terms, if at all. Even unsuccessful claims could result in substantial costs, reputational damage, and diversion of management resources. A claim brought against us that is uninsured or under-insured could harm our business, financial condition and results of operations.

Our use of open source technology could impose limitations on our ability to commercialize our offerings.

Our offerings incorporate open source software components that are licensed to us under various public domain licenses. Some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software or make available any derivative works of the open source code on unfavorable terms or at no cost. There is little or no legal precedent governing the interpretation of many of the terms of these licenses and therefore the potential impact of such terms on our business is not fully known or predictable. There is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our software products and services. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur and we may be required to release our proprietary source code, pay damages for breach of contract, re-engineer one or more of our offerings, discontinue sales of one or more of our offerings in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts, any of which could cause us to breach obligations to our clients, harm our reputation, result in customer losses or claims, increase our costs or otherwise adversely affect our business and operating results.

If we are not able to enhance our Systems Infrastructure, NantOS or NantOS apps to achieve market acceptance and keep pace with technological developments, our business will be harmed.

Our ability to attract new subscribers and increase revenue from existing subscribers depends in large part on our ability to enhance and improve our existing offerings and to introduce new products and services, including products and services designed for a mobile user environment. To grow our business, we must develop products and services that reflect the changing nature of business management software and expand our NantOS offering. The success of any enhancements to our offerings depend on several factors, including timely completion, adequate quality testing and sufficient demand. Any new product or service that we develop may not be introduced in a timely or cost-effective manner, may contain defects or may not achieve the market acceptance necessary to generate sufficient revenue. If we are unable to successfully develop new products or services, enhance our existing offerings to meet subscriber requirements or otherwise gain market acceptance, our business and operating results will be harmed.

In addition, because many of our offerings are available over the Internet, we need to continuously modify and enhance them to keep pace with changes in Internet-related hardware, software, communications and database technologies and standards. If we are unable to respond in a timely and cost-effective manner to these rapid technological developments and changes in standards, our offerings may become less marketable, less competitive or obsolete, and our operating results will be harmed. If new technologies emerge that are able to deliver competitive products and applications at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete. Our offerings must also integrate with a variety of network, hardware, mobile, and software platforms and technologies, and we need to continuously modify and enhance them to adapt to changes and innovation in these technologies. Any failure of our offerings to operate effectively with future infrastructure platforms and technologies could reduce the demand for such offerings. If we are unable to respond to these changes in a cost-effective manner, our offerings may become less marketable, less competitive or obsolete, and our operating results may be adversely affected.

Our data suppliers might restrict our use of or refuse to license data, which could lead to our inability to provide certain products or services.

A portion of the data that we use is either purchased or licensed from third parties or is obtained from our customers for specific customer engagements. Although we typically enter into long-term contractual arrangements with many of these suppliers of data, at the time of entry into a new contract or renewal of an existing contract, suppliers may increase restrictions on our use of such data, increase the price they charge us for data or refuse altogether to license the data to us. In addition, during the term of any data supply contract, suppliers may fail to adhere to our data quality control standards or fail to deliver data. Further, although no single individual data supplier is material to our business, if a number of suppliers collectively representing a significant amount of data that we use for one or more of our services were to impose additional contractual restrictions on our use of or access to data, fail to adhere to our quality-control standards, repeatedly fail to deliver data or refuse to provide data, now or in the future, our ability to provide those services to our clients could be materially adversely impacted, which may harm our operating results and financial condition.

We believe that we have rights necessary to use the data that is incorporated into our offerings. However, in the future, data providers could withdraw their data from us if there is a competitive reason to do so, or if legislation is passed restricting the use of the data, or if judicial interpretations are issued restricting use of the data that we currently use in our products and services. If a substantial number of data providers were to withdraw their data, our ability to provide our offerings to our clients could be materially adversely impacted.

For example, in order to deliver the full functionality offered by NantOS, we need access, on behalf of our customers, to sources of pricing and claims data, much of which is managed by a limited number of health plans and other third parties. We have developed various long-term and short-term data sharing relationships with certain health plans and other third parties, including many of the largest health plans in the United States. The health plans and other third parties that we currently work with may, in the future, change their position and limit or eliminate our access to pricing and claims data, increase the costs charged to us for access to data, provide data to us in more limited or less useful formats, or restrict our permitted uses of data. Furthermore, some health plans have developed or are developing their own proprietary price and quality estimation tools and may perceive continued cooperation with us as a competitive disadvantage and choose to limit or discontinue our access to pricing and claims data. Failure to continue to maintain and expand our access to pricing and claims data will adversely impact our ability to continue to serve existing clients and expand NantOS and our other offerings to new clients.

If the validity of an informed consent from a patient enrolled in a clinical trial with one of our clients was challenged, we could be forced to stop using some of our resources, which would hinder the development efforts for our sequencing and molecular analysis solutions.

We have implemented measures designed to ensure that clinical data and genetic and other biological samples that we receive from our customers have been collected from subjects who have provided appropriate informed consent for purposes which extend to our product development activities. We seek to ensure that these data and samples are provided for processing via our molecular profiling solution in a manner that does not use readily individually identifiable information of the subject. We also have measures in place to ensure that the subjects from whom the data and samples are collected do not retain or have conferred on them any proprietary or commercial rights to the data or any discoveries derived from them. Further, our clients may conduct clinical trials in a number of different countries, and, to a large extent, we rely upon them to comply with the subject’s informed consent and with local law and international regulation. The collection of data and samples in many different countries results in complex legal questions regarding the adequacy of informed consent and the status of genetic material under a large number of different legal systems. The subject’s informed consent obtained in any particular country could be challenged in the future, and those informed consents could prove invalid, unlawful, or otherwise inadequate for our purposes. Any findings against us, or our clients, could deny us access to or force us to stop using some of our clinical samples, which would hinder our molecular profiling solution development efforts. We could become involved in legal challenges, which could consume our management and financial resources.

Failure by our clients to obtain proper permissions and waivers may result in claims against us or may limit or prevent our use of data which could harm our business.

We require our clients and business associates to provide necessary notices and to obtain necessary permissions and waivers for use and disclosure of the information that we receive, and we require contractual assurances from them that they have done so and will do so. If they do not obtain necessary permissions and waivers, then our use and disclosure of information that we receive from them or on their behalf may be limited or prohibited by state or federal privacy laws or other laws. This could impair our functions, processes and databases that reflect, contain or are based upon such data and may prevent use of such data. In addition, this could interfere with or prevent creation or use of rules, analyses or other data-driven activities that benefit us. Moreover, we may be subject to claims or liability for use or disclosure of information by reason of lack of valid notice, permission or waiver. These claims or liabilities could subject us to unexpected costs and adversely affect our operating results.

Our sales cycle can be lengthy and unpredictable, which may cause our revenue and operating results to fluctuate significantly.

Our sales cycle can be lengthy and unpredictable. Our sales efforts involve educating our customers about the use and benefits of our offerings and solutions, including the technical capabilities of our solutions and the potential cost savings and productivity gains achievable by deploying them. Additionally, many of our potential clients are typically already in long-term contracts with their current providers and face significant costs associated with transitioning to our offerings and solutions. As a result, potential customers typically undertake a significant evaluation process, which frequently involves not only CLINICS and component Systems Infrastructure and platforms, including NantOS and NantOS apps in comparison with our competitors, but also their existing capabilities and solutions, and can result in a lengthy sales cycle. We spend substantial time, effort and money on our sales efforts without any assurance that our efforts will produce any sales. In addition, purchases of CLINICS and component Systems Infrastructure and platforms, including NantOS and NantOS apps, are frequently subject to budget constraints, multiple approvals and unplanned administrative, processing and other delays. For example, at this time, hospitals in the United States face significant uncertainty over the continuing impact of federal government budgets, and continuing changes in the implementation and deadlines for compliance with the Patient Protection and Affordable Care Act of 2010, or ACA, and other healthcare reform legislation, as well as potential future statutes and rulemaking. Many of our potential hospital clients, in particular, have used all or a significant portion of their revenues to comply with federal mandates to adopt electronic medical records in order to maintain their Medicaid and Medicare reimbursement levels. In the event we are unable to manage our lengthy and unpredictable sales cycle, our business may be adversely affected.

We bill our clients and recognize revenue over the term of the contract for certain of our products; near term declines in new or renewed agreements for these products may not be reflected immediately in our operating results and may be difficult to discern.

A portion of our revenue in each quarter is derived from agreements entered into with our clients during previous quarters. Consequently, a decline in new or renewed agreements in any one quarter may not be fully reflected in our revenue for that quarter. Such declines, however, would negatively affect our revenue in future periods and the effect of significant downturns in sales of and market demand for certain of our solutions, and potential changes in our rate of renewals or renewal terms, may not be fully reflected in our results of operations until future periods. In addition, we may be unable to adjust our cost structure rapidly, or at all, to take account for reduced revenue. Our subscription model for certain of our solutions also makes it difficult for us to increase our total revenue through additional sales in any quarterly period, as revenue from new clients for those products must be recognized over the applicable term of the agreement. Accordingly, the effect of changes in the industry impacting our business or changes we experience in our new sales may not be reflected in our short-term results of operations.

If our existing clients do not continue or renew their agreements with us, renew at lower fee levels or decline to purchase additional applications and services from us, our business and operating results will suffer.

We expect to derive a significant portion of our revenue from renewal of existing customer agreements, and sales of additional applications and services to existing clients. As a result, achieving high customer satisfaction to keep existing clients and sell additional platform offerings is critical to our future operating results.

Factors that may affect the renewal rate for our offerings and our ability to sell additional solutions include:

■	the price, performance and functionality of our offerings;

■	the availability, price, performance and functionality of competing solutions;

■	our ability to develop complementary applications and services;

■	our continued ability to access the pricing and claims data necessary to enable us to deliver reliable data in our cost estimation and price transparency offering to customers;

■	the stability, performance and security of our hosting infrastructure and hosting services;

■	changes in healthcare laws, regulations or trends; and

■	the business environment of our clients, in particular, headcount reductions by our clients.

For our NantOS and related offerings, we typically enter into master services agreements with our clients. These agreements generally have stated terms of three to five years. Our clients have no obligation to renew their subscriptions for our offering after the term expires. In addition, our clients may negotiate terms less advantageous to us upon renewal, which may reduce our revenue from these clients. Factors that are not within our control may contribute to a reduction in our contract revenue. For instance, our clients may reduce their number of employees, which would result in a corresponding reduction in the number of employee users eligible for our offering and thus a lower aggregate monthly services fee. Our future operating results also depend, in part, on our ability to sell new solutions to our existing customers. If our clients fail to renew their agreements, renew their agreements upon less favorable terms or at lower fee levels, or fail to purchase new solutions from us, our revenue may decline or our future revenue may be constrained.

In addition, a significant number of our customer agreements allow our clients to terminate such agreements for convenience at certain times, typically with one to three months advance notice. Any cancellations of such agreements would have a negative result on our business and results of operations.

If any new applications and services we may develop or acquire are not adopted by our customers, or if we fail to continue to innovate and develop or acquire new applications and services that are adopted by customers, then our revenue and operating results will be adversely affected.

In addition to past investments made in CLINICS, and component Systems Infrastructure and platforms, including NantOS and NantOS apps, we have invested, and will continue to invest, significant resources in research and development and in acquisitions to enhance our existing offerings and introduce new high quality applications and services. If existing clients are not willing to make additional payments for such new applications, or if new clients do not value such new applications, our business and operating results will be harmed. If we are unable to predict user preferences or our industry changes, or if we are unable to modify our offering and services on a timely basis, we might lose clients. Our operating results would also suffer if our innovations and acquisitions are not responsive to the needs of our clients, are not appropriately timed with market opportunity or are not effectively brought to market.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business and/or protected health information or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we and our clients, consultants, contractors and business associates collect and store petabytes of sensitive data, including legally protected health information, personally identifiable information, intellectual property and proprietary business information owned or controlled by ourselves or our clients, payors, providers and partners. We manage and maintain our applications and data by utilizing a combination of on-site systems, managed data center systems, and cloud-based data center systems. These applications and data encompass a wide variety of business-critical information, including research and development information, commercial information and business and financial information. We face four primary risks relative to protecting this critical information, including loss of access risk, inappropriate disclosure risk, inappropriate modification risk and the risk of being unable to adequately monitor our controls over the first three risks.

The secure processing, storage, maintenance and transmission of this critical information is vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take measures to protect sensitive information from unauthorized access or disclosure, our information technology and infrastructure, and that of our third-party billing and collections provider, may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other disruptions. Any such breach or interruption could compromise our networks and the information stored there could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, such as the Health Insurance Portability and Accountability Act, or HIPAA, and regulatory penalties. Although we have implemented security measures and a formal, dedicated enterprise security program to prevent unauthorized access to patient data, there is no guarantee we can continue to protect our online portal or will be able to protect our mobile applications from breach. Unauthorized access, loss or dissemination could also disrupt our operations, including our ability to conduct our analyses, provide test results, bill payors, providers or patients, process claims and appeals, provide customer assistance services, conduct research and development activities, collect, process and prepare company financial information, provide information about our products and other patient and physician education and outreach efforts through our website, manage the administrative aspects of our business and damage our reputation, any of which could adversely affect our business.

The U.S. Office of Civil Rights may impose penalties on us if we do not fully comply with requirements of HIPAA. Penalties will vary significantly depending on factors such as whether we knew or should have known of the failure to comply, or whether our failure to comply was due to willful neglect. These penalties include civil monetary penalties of $100 to $50,000 per violation, up to an annual cap of $1,500,000 for identical violations. A person who knowingly obtains or discloses individually identifiable health information in violation of HIPAA may face a criminal penalty of up to $50,000 per violation and up to one-year imprisonment. The criminal penalties increase to $100,000 per violation and up to five years imprisonment if the wrongful conduct involves false pretenses, and to $250,000 per violation and up to 10 years imprisonment if the wrongful conduct involves the intent to sell, transfer, or use identifiable health information for commercial advantage, personal gain, or malicious harm. The U.S. Department of Justice is responsible for criminal prosecutions under HIPAA. Furthermore, in the event of a breach as defined by HIPAA, we have specific reporting requirements to the Office of Civil Rights under the HIPAA regulations as well as to affected individuals, and we may also have additional reporting requirements to other state and federal regulators, including the Federal Trade Commission, and/or to the media. Issuing such notifications can be costly, time and resource intensive, and can generate significant negative publicity. Breaches of HIPAA may also constitute contractual violations that could lead to contractual damages or terminations.

In addition, the interpretation and application of consumer, health-related and data protection laws in the United States, Europe and elsewhere are often uncertain, contradictory and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices. If so, this could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business. In addition, these privacy regulations vary between states, may differ from country to country, and may vary based on whether testing is performed in the United States or in the local country. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business.

We rely on Internet infrastructure, bandwidth providers, data center providers, other third parties and our own systems for providing services to our users, and any failure or interruption in the services provided by these third parties or our own systems could expose us to litigation and negatively impact our relationships with clients, adversely affecting our brand and our business.

Our ability to deliver our internet-based services is dependent on the development and maintenance of the infrastructure of the Internet by third parties. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security for providing reliable Internet access and services. Our services are designed to operate without interruption in accordance with our service level commitments. However, we expect that we will in the future experience interruptions and delays in services and availability from time to time. We rely on internal systems as well as third-party vendors, including data center providers and bandwidth providers, to provide our services. We store, process and transport petabytes of data and the nature of our business requires us to scale our storage capacity. In the event we are unable to scale appropriately, we may lose clients or fail to realize the network effects of our system and our business may be impaired. We do not maintain redundant systems or facilities for some of these services. In the event of a catastrophic event with respect to one or more of these systems or facilities, we may experience an extended period of system unavailability, which could negatively impact our relationship with users. To operate without interruption, both we and our service providers must guard against:

■	damage from fire, power loss and other natural disasters;

■	communications failures;

■	software and hardware errors, failures and crashes;

■	security breaches, computer viruses and similar disruptive problems; and

■	other potential interruptions.

Any disruption in the network access or co-location services provided by third-party providers or any failure of or by third-party providers or our own systems to handle current or higher volume of use could significantly harm our business. We exercise limited control over third-party vendors, which increases our vulnerability to problems with services they provide.

Any errors, failures, interruptions or delays experienced in connection with third-party technologies and information services or our own systems could negatively impact our relationships with clients and adversely affect our business and could expose us to third-party liabilities. Although we maintain insurance for our business, the coverage under our policies may not be adequate to compensate us for all losses that may occur. In addition, we cannot provide assurance that we will continue to be able to obtain adequate insurance coverage at an acceptable cost.

The reliability and performance of the Internet may be harmed by increased usage or by denial-of-service attacks. The Internet has experienced a variety of outages and other delays as a result of damages to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as the availability of the Internet to us for delivery of our internet-based services. Any failure to offer high-quality technical support services may adversely affect our relationships with our clients and harm our financial results.

As a result of the complexity of the issues facing healthcare providers and payors and the inherent complexity of our solutions to such issues, our clients depend on our support organization to resolve any technical issues relating to our offering. In addition, our sales process is highly dependent on the quality of our offerings, our business reputation and on strong recommendations from our existing clients. Any failure to maintain high-quality and highly responsive technical support, or a market perception that we do not maintain high-quality and highly responsive support, could harm our reputation, adversely affect our ability to sell our offering to existing and prospective clients, and harm our business, operating results and financial condition.

We offer technical support services with our offerings and we may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services, particularly as we increase the size of our customer base. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors. It is difficult to predict customer demand for technical support services and if customer demand increases significantly, we may be unable to provide satisfactory support services to our clients and their constituents. Additionally, increased customer demand for these services, without corresponding revenue, could increase costs and adversely affect our operating results.

If we cannot implement CLINICS and component Systems Infrastructure and platforms, including NantOS and NantOS apps, for customers in a timely manner, we may lose customers and our reputation may be harmed.

Our clients have a variety of different data formats, enterprise applications and infrastructures, and CLINICS and component Systems Infrastructure and platforms, including NantOS and NantOS apps, must support our clients’ data formats and integrate with complex enterprise applications and infrastructures. Similarly, our connectivity devices and applications must interact with a wide variety of devices and data formats. If our platforms do not currently support a customer’s required data format or appropriately integrate with a customer’s applications and infrastructure, then we must configure our Systems Infrastructure to do so, which increases our expenses. Additionally, we do not control our clients’ implementation schedules. As a result, if our clients do not allocate internal resources necessary to meet their implementation responsibilities or if we face unanticipated implementation difficulties, the implementation may be delayed. Further, our implementation capacity has at times constrained our ability to successfully implement our offering for our clients in a timely manner, particularly during periods of high demand. If the customer implementation process is not executed successfully or if execution is delayed, we could incur significant costs, customers could become dissatisfied and decide not to increase usage of our offering, or not to use our offering beyond an initial period prior to their term commitment or, in some cases, revenue recognition could be delayed. In addition, competitors with more efficient operating models with lower implementation costs could penetrate our customer relationships.

Additionally, large and demanding enterprise clients, who currently comprise the substantial majority of our customer base, may request or require specific features or functions unique to their particular business processes, which increase our upfront investment in sales and deployment efforts and the revenue resulting from the clients under our typical contract length may not cover the upfront investments. If prospective large customers require specific features or functions that we do not offer, then the market for our offering will be more limited and our business could suffer.

In addition, supporting large clients could require us to devote significant development services and support personnel and strain our personnel resources and infrastructure. Furthermore, if we are unable to address the needs of these clients in a timely fashion or further develop and enhance our offering, or if a client or its constituents are not satisfied with the quality of work performed by us or with the offerings delivered or professional services rendered, then we could incur additional costs to address the situation, we may be required to issue credits or refunds for pre-paid amounts related to unused services, the profitability of that work might be impaired and the client’s dissatisfaction with our offerings could damage our ability to expand the number of applications and services purchased by that client. Furthermore, if a client or its constituents do not opt into or need certain aspects of our offering, there may not be enough demand for that aspect of our offering to warrant future purchases by that client, or the client may seek to terminate their relationship with us. These clients may not renew their agreements, seek to terminate their relationship with us or renew on less favorable terms. Moreover, negative publicity related to our client relationships, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with current and prospective clients. If any of these were to occur, our revenue may decline and our operating results could be adversely affected.

We face intense competition in our markets, and we may be unable to compete effectively for new clients.

Although our product offerings target the new and emerging market for evidence-based personalized healthcare technology solutions, we compete against a variety of large software vendors and smaller specialized companies, open source initiatives and custom development efforts, which provide solutions in the specific markets we address. Our principal competitors include:

■	Electronic Health Record, or EHR, vendors such as Allscripts Healthcare Solutions, Inc., or Allscripts, athenahealth, Inc., or athenahealth, Cerner Corporation, or Cerner, Epic Systems Corporation, or Epic, Flatiron Health Inc., or Flatiron, GE Healthcare, Inc., or GE Healthcare, McKesson Corporation, or McKesson, Medical Information Technology, Inc., or Meditech, and Quality Systems, Inc., or Quality Systems;

■	Health Information Exchange, or HIE, and integration vendors such as Allscripts, Intersystems Corporation, or Intersystems, and Orion Health Group Limited, or Orion; and

■	Healthcare information technology decision support vendors such as The Advisory Board Company, Castlight Health, Inc., or Castlight Health, HealthCatalyst, Inc., or HealthCatalyst, International Business Machines Corporation, or IBM, Inovalon Holdings, Inc., or Inovalon, and Truven Health Analytics, or Truven (acquired by IBM).

The principal competitive factors in our markets include product features, performance and support, product scalability and flexibility, ease of deployment and use, total cost of ownership and time to value. Some of our actual and potential competitors have advantages over us, such as longer operating histories, significantly greater financial, technical, marketing or other resources, stronger brand and business user recognition, larger intellectual property portfolios and broader global distribution and presence. Further, competitors may be able to offer products or functionality similar to ours at a more attractive price than we can by integrating or bundling their software products with their other product offerings. In addition, our industry is evolving rapidly and is becoming increasingly competitive. Larger and more established companies may focus on creating a learning system or solutions that could directly compete with one or more of our offerings. If companies move a greater proportion of their data and computational needs to the cloud, new competitors may emerge which offer services comparable to ours or that are better suited for cloud-based data, and the demand for one or more of our offerings may decrease. Smaller companies could also launch new products and services that we do not offer and that could gain market acceptance quickly.

In recent years, there have been significant acquisitions and consolidation by and among our actual and potential competitors. We anticipate this trend of consolidation will continue, which will present heightened competitive challenges to our business. In particular, consolidation in our industry increases the likelihood of our competitors offering bundled or integrated products, and we believe that it may increase the competitive pressures we face with respect to our solutions. If we are unable to differentiate one or more of our offerings from the integrated or bundled products of our competitors, such as by offering enhanced functionality, performance or value, we may see decreased demand for those solutions, which would adversely affect our business, results of operations, financial condition and cash flows. Further, it is possible that continued industry consolidation may impact our clients’ and prospective clients’ perceptions of the viability of smaller or even medium-sized software firms and, consequently, their willingness to use technology solutions from such firms. Similarly, if customers seek to concentrate their technology purchases in the product portfolios of a few large providers, we may be at a competitive disadvantage regardless of the performance and features of our offerings. We believe that in order to remain competitive at the large enterprise level, we will need to develop and expand relationships with resellers and large system integrators that provide a broad range of products and services. If we are unable to compete effectively, our business, results of operations, financial condition and cash flows could be materially and adversely affected.

The healthcare technology industry in which we operate is subject to rapidly changing technologies and trends, each of which could contribute to making our products obsolete.

The markets for cloud-based data platforms and internet-based business services such as CLINICS and component Systems Infrastructure and platforms, including our NantOS and NantOS apps and their associated offerings, are in the early stages of development, but the market is competitive even at this stage, and we expect it to attract increased competition, which could make it hard for us to succeed. We currently face competition for one or more of our offerings from a range of companies, including EHR vendors such as Allscripts, Cerner, Epic, and GE Healthcare, and healthcare IT decision support vendors such as Castlight Health, IBM, Inovalon and Truven (acquired by IBM). In addition, large, well-financed health plans, with whom we cooperate and on whom we depend in order to obtain the pricing and claims data we need to deliver our offerings to customers have in some cases developed their own cost and quality estimation tools and provide these solutions to their customers at discounted prices or often for free. If enterprises do not perceive the benefits of our services, then the market for these services may not develop at all, or it may develop more slowly than we expect, either of which would materially adversely affect our operating results. In addition, as a new company in this unproven market, we have limited insight into trends that may develop and affect our business. We may make errors in predicting and reacting to relevant business trends, which could harm our business. If any of these risks occur, it could materially adversely affect our business, financial condition or results of operations.

Healthcare industry consolidation could impose pressure on our prices, reduce our potential client base and reduce demand for one or more of our offerings.

Many hospitals, imaging centers and third-party payors have consolidated to create larger healthcare enterprises with greater market and purchasing power. In addition, group purchasing organizations and managed care organizations could increase pressure on providers of healthcare related services to reduce prices. If this consolidation trend continues, it could reduce the size of our potential customer base and give the resulting enterprises greater bargaining or purchasing power, which may lead to erosion of the prices for our software or decreased margins for our offerings.

Our offerings may experience quality problems from time to time that can result in decreased sales, decreased operating margins and harm to our reputation.

We sell complex hardware and software products and services that may contain design and manufacturing defects. Sophisticated operating system software and applications, such as those sold by us, often contain “bugs” that can unexpectedly interfere with the software’s intended operation. Our online services may from time to time experience outages, service slowdowns, or errors. Defects may also occur in components and products we purchase from third parties. There can be no assurance we will be able to detect and fix all defects in the hardware, software and services third parties sell to us. Failure to do so could result in lost revenue, significant warranty and other expenses and harm to our reputation.

Risks Related to Our Patient Monitoring Solutions, Including Our Connectivity Suite of NantOS, Hardware and Software

We rely on third-party manufacturers to manufacture our patient monitoring devices, such as HBox, GlowPack and GlowCap. Any failure by a third-party manufacturer to produce supplies for us may delay or impair our ability to provide our patient monitoring devices, which are an integral part of our learning ecosystem.

We rely upon third-parties for the manufacture of our patient monitoring devices and intend to continue to do so in the future. We currently do not have any material agreements with third-party manufacturers for our patient monitoring devices. As demand for our products increase, we may seek to enter into long-term third-party manufacturing agreements. If our third-party manufacturers are unable to deliver sufficient quantities of products on a timely basis or we encounter difficulties in our relationships with these manufacturers, the manufacture and sale of our products may be disrupted, and our business, operating results and reputation could be adversely affected. If we are unable to arrange for third-party manufacturing sources, or unable to do so on commercially reasonable terms, we may not be able to deliver our products to clients in a timely manner, or at all.

Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured product candidates ourselves, including reliance on the third party to comply with applicable regulatory laws, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control and the possibility of termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or damaging to us. In addition, the FDA and other regulatory authorities require that our patient monitoring devices be manufactured in compliance with Quality System Regulations, or QSR, and similar standards in foreign markets where we sell our products. Any failure by our third-party manufacturers to comply with QSR or failure to scale up manufacturing processes as needed, including any failure to deliver sufficient quantities of products in a timely manner, could have a material adverse effect on our business, financial condition, operating results and cash flows. In addition, such failure could be the basis for action by the FDA to withdraw approvals for product candidates previously granted to us and for other regulatory action.

Our patient monitoring devices, including our connectivity suite, or NantOS, hardware and software may experience design or manufacturing defects from time to time that can result in reduced network effects to CLINICS and component Systems Infrastructure and platforms, including NantOS and NantOS apps, which could materially and adversely affect our business.

We sell patient monitoring devices, including our connectivity suite, or NantOS, hardware and software that could contain design or manufacturing defects in their materials, hardware, or software. These defects could include defective materials or components, or “bugs” that can unexpectedly interfere with the products’ intended operations or result in inaccurate data. Failure to detect, prevent, or fix defects could result in a variety of consequences, including returns of products, regulatory proceedings, product recalls, and litigation, which could harm our revenue and operating results. If our products fail to provide accurate measurements and data to users, then the network effects of our adaptive clinical learning system may be materially and adversely impacted.

Our patient monitoring devices, including our connectivity suite, or NantOS, hardware and software could give rise to product liability claims and product recall events that could materially and adversely affect our financial condition and results of operations.

The development, manufacturing and sale of medical devices expose us to significant risk of product liability claims, product recalls and, occasionally, product failure claims. We face an inherent business risk of financial exposure to product liability claims if the use of our patient monitoring devices, including our connectivity suite, or NantOS, hardware and software results in personal injury or death. Substantial product liability litigation currently exists within the medical device industry. Some of our patient monitoring devices may become subject to product liability claims and/or product recalls. Future product liability claims and/or product recall costs may exceed the limits of our insurance coverages or such insurance may not continue to be available to us on commercially reasonable terms, or at all. In addition, a significant product liability claim or product recall could significantly damage our reputation for producing safe, reliable and effective products, making it more difficult for us to market and sell our products in the future. Consequently, a product liability claim, product recall or other claim could have a material adverse effect on our business, financial condition, operating results and cash flows.

The sale of medical device products in the United States is subject to government regulations and we may not be able to obtain certain necessary clearances or approvals.

The design, manufacturing, labeling, distribution and marketing of medical devices in the United States is subject to extensive and rigorous regulation by the FDA. Unless an exemption applies, we or our collaborative partners must obtain prior clearance or approval from the FDA for medical devices we intend to commercialize, which can be expensive and uncertain and can cause lengthy delays before we can begin selling our products. We cannot be sure that:

■	we or any collaborative partner will make timely filings with the FDA;

■	the FDA will act favorably or quickly on these submissions;

■	we or any collaborative partner will not be required to submit additional information;

■	we or any collaborative partner will not be required to submit an application for premarket approval, rather than a 510(k) premarket notification submission as described below; or

■	other significant difficulties and costs related to obtaining FDA clearance or approval will not be encountered.

The FDA may impose strict labeling or other requirements as a condition of its clearance or approval, any of which could limit our ability to market our products. Further, if we or our collaborative partners wish to modify a product after FDA clearance of a premarket notification or approval of a premarket approval application, including changes in indications or other modifications that could affect safety and efficacy, additional clearances or approvals will be required from the FDA. Any request by the FDA for additional data, or any requirement by the FDA that we or our collaborative partners conduct clinical studies or submit to the more rigorous and lengthier premarket approval process, could result in substantial expenses and significant delays in bringing our products to market. Similarly, any labeling or other conditions or restrictions imposed by the FDA on the marketing of our products could hinder our ability to effectively market our products. Any of the above actions by the FDA could delay or prevent altogether our ability to market and distribute our products. Further, there may be new FDA policies or changes in FDA policies that could be adverse to us.

Even if we obtain clearance or approval to sell medical device products, we are subject to ongoing requirements and inspections that could lead to the restriction, suspension or revocation of our clearance.

Ongoing compliance with applicable regulatory requirements will be strictly enforced in the United States through periodic inspections by state and federal agencies, including the FDA, and in international jurisdictions by comparable regulatory authorities. In the past, we have conducted investigations designed to determine whether we meet such regulatory requirements and have identified non-conformances and areas that need improvement. Though we strive to comply with such regulations, there can be no guarantee that the applicable regulators will find that we are in compliance with such regulations in the future. Failure to comply with these regulatory requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure to obtain premarket clearance or premarket approval for devices, withdrawal of approvals previously obtained, and criminal prosecution. The restriction, suspension or revocation of regulatory clearances and approvals or any other failure to comply with regulatory requirements would limit our ability to operate and could increase our costs.

Risks Related to Our Relationships with Other Companies

Our ability to achieve profitability is dependent upon the success of NantOmics.

We currently secure all of our rights to our sequencing and molecular analysis solutions, including GPS Cancer, from NantOmics. The prospects for these offerings depend in large part on the expertise, development and commercial skills, and financial strength of NantOmics, which is controlled by Dr. Patrick Soon-Shiong, our Chairman and Chief Executive Officer. We will rely on NantOmics to handle all aspects of producing and delivering our sequencing and molecular analysis solutions, including GPS Cancer, to us, including but not limited to:

■	acquiring appropriate and cost-efficient supplies to produce our sequencing and molecular analysis solutions;

■	delivering our sequencing and molecular analysis solutions in a timely manner to us;

■	continuing to keep our sequencing and molecular analysis solutions up to date and on pace with current clinical and market developments;

■	filing, prosecuting and maintaining patents that cover our sequencing and molecular analysis solutions;

■	complying with CLIA regulations and maintaining a CLIA license and all other applicable state laboratory licenses, including through periodic inspections; and

■	hiring qualified personnel experienced in completing highly complex laboratory tests.

If NantOmics is unable to successfully handle all aspects of producing and delivering our sequencing and molecular analysis solutions to us, the profitability of NantOmics, and thus our profitability, will be adversely affected.

If we are unable to renew our agreement with NantOmics or locate a suitable replacement upon expiration of such agreement at comparable prices, our business would be materially and adversely affected.

Our exclusive amended and restated reseller agreement with NantOmics, or the Reseller Agreement, expires on December 31, 2020, subject to three potential three-year renewal options if we complete specified projected GPS Cancer test thresholds. Although NantOmics generally does not have the right to terminate prior to that date, we may be unable to renew such agreement or execute a new arrangement at comparable favorable prices to provide us with molecular profiling tests. In addition, we may not be able to achieve our projected renewal thresholds. Furthermore, NantOmics currently has what we believe is the most comprehensive and clinically validated CAP- and CLIA-certified whole genome and quantitative proteomics laboratory. If we were unable to fulfill our delivery requirements for our sequencing and molecular analysis solutions to our clients, our business would be materially and adversely affected.

Additionally, through our agreement with NantOmics, we purchase our sequencing and molecular analysis solutions, including GPS Cancer, at a discount to market price. We also receive revenue from our sale of NantOmics’ whole genome sequencing and proteomic analysis. If we are reimbursed at an amount equal to or less than a certain threshold, our GPS Cancer solution will not be profitable and our business will be materially and adversely affected. Since we expect that pricing pressure from government and third party payors, increasing competition from companies and others offering whole genome sequencing and reductions in the costs of providing whole genome sequencing as technologies mature, will combine to drive the price of whole genome sequencing down, we cannot guarantee that the price we are able to charge for our GPS Cancer solution will continue to yield a profit under the terms of the exclusive reseller agreement.

We rely on third-party computer hardware and software that may be difficult to replace or which could cause errors or failures of our service which could damage our reputation, harm our ability to attract and maintain clients and decrease our revenue.

We rely on computer hardware purchased or leased and software licensed from third parties in order to offer our service. These licenses are generally commercially available on varying terms, however it is possible that this hardware and software may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use any of this hardware or software could result in delays in the provisioning of CLINICS, NantOS, NantOS apps and GPS Cancer until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. Any errors or defects in third-party hardware or software could result in errors or a failure of our service which could damage our reputation, harm our ability to attract and maintain clients and decrease our revenue.

We are heavily dependent on our senior management, particularly Dr. Soon-Shiong, and a loss of a member of our senior management team in the future could harm our business.

If we lose members of our senior management, we may not be able to find appropriate replacements on a timely basis, and our business could be adversely affected. Our existing operations and continued future development depend to a significant extent upon the continued performance and active participation of certain key individuals, including Dr. Soon-Shiong, our Chairman, Chief Executive Officer and our principal stockholder. Although we expect Dr. Soon-Shiong will devote on average at least 20 hours per week to our company, he will primarily focus on NantKwest, Inc., or NantKwest, a publicly-traded, clinical-stage immunotherapy company, of which he is Chairman and Chief Executive Officer. Dr. Soon-Shiong will also devote time to other companies operating under NantWorks, a collection of multiple companies in the healthcare and technology space that Dr. Soon-Shiong founded in 2011. We do not believe Dr. Soon-Shiong has any material conflicting obligations as a result of his involvement with other companies. Additionally, we are dependent on commercial relationships with various other parties affiliated with NantWorks and with Dr. Soon-Shiong, including NantOmics, as described below under “Certain Relationships and Related Party Transactions,” and we may enter into additional relationships in the future. If Dr. Soon-Shiong was to cease his affiliation with us or with NantWorks, these entities may be unwilling to continue these relationships with us on commercially reasonable terms, or at all. The risks related to our dependence upon Dr. Soon-Shiong is particularly acute given his ownership percentage and role in our company. If we were to lose Dr. Soon-Shiong, we may not be able to find appropriate replacements on a timely basis and our financial condition and results of operations could be materially adversely affected. We have not entered into, nor do we intend to enter into, an employment agreement with Dr. Soon-Shiong.

We face significant competition for employees from other healthcare-related companies, which include both publicly-traded and privately-held companies, and we may not be able to hire new employees quickly enough to meet our needs. To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have provided equity incentives that vest over time and, in some cases, upon the occurrence of certain events. The value to employees of these equity incentives that vest over time may be significantly affected by movements in our stock price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Although we have employment agreements with certain of our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. We do not maintain “key man” insurance policies on the lives of these individuals or the lives of any of our other employees.

If we and NantOmics are unable to support demand for our sequencing and molecular analysis solutions, including GPS Cancer, including ensuring that we have adequate capacity to meet increased demand, or we or NantOmics are unable to successfully manage the evolution of its molecular information platform, our business could suffer.

As our volume grows, NantOmics’ will need to increase its workflow capacity for sample intake, improve its customer service, billing and general process, expand its internal quality assurance program, and with NantOmics’ assistance, we will need to extend our platform to support comprehensive genomic analyses at a larger scale within expected turnaround times. Our sequencing and molecular analysis solutions will need additional certified laboratory scientists and other scientific and technical personnel to process higher volumes of our molecular information products. Portions of our process are not automated and will require additional personnel to scale. We and NantOmics will also need to purchase additional equipment, some of which can take several months or more to procure, setup and validate, and will need to increase our software and computing capacity to meet increased demand. There is no assurance that any of these increases in scale, expansion of personnel, equipment, software and computing capacities, or process enhancements will be successfully implemented, or that we will have adequate space in our laboratory facilities to accommodate such required expansion.

As additional products are commercialized, including molecular profiling solutions for additional disease indications, NantOmics will need to incorporate new equipment, implement new technology systems and laboratory processes, and hire new personnel with different qualifications. Failure by NantOmics to manage growth or a transition to new technologies or processes could result in turnaround time delays, higher product costs, declining product quality, deteriorating customer service, and slower responses to competitive challenges. A failure in any one of these areas could make it difficult for us to meet market expectations for our products, and could damage our reputation and the prospects for our business.

Risks Related to Our Business Generally

We have in the past and may in the future acquire other companies or technologies, which could divert our management’s attention, result in dilution to our stockholders and otherwise disrupt our operations and adversely affect our operating results.

Part of our business model is the acquisition of technologies and businesses that promote our transformational vision for personalized healthcare. We have in the past and may in the future seek to acquire or invest in additional businesses, applications, services and/or technologies that we believe complement or expand our offerings, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

For example, we acquired certain assets of Harris Healthcare Solutions in July 2015 to add to our comprehensive offering. In January 2016, we acquired NaviNet to bolster our payor platform. Realizing the benefits of these acquisitions will depend upon the successful integration into our existing operations, and we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not realize the anticipated benefits from any acquired business due to a number of factors, including:

■	inability to integrate or benefit from acquired technologies or services in a profitable manner;

■	unanticipated costs or liabilities associated with the acquisition;

■	difficulty integrating the accounting systems, operations and personnel of the acquired business;

■	difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

■	difficulty converting the customers of the acquired business onto our platform and contract terms, including disparities in the revenue, licensing, support or professional services model of the acquired company;

■	difficulty in cross-selling our existing solutions and offerings to the acquired business’ customers;

■	diversion of management’s attention from other business concerns;

■	adverse effects to our existing business relationships with business partners and customers as a result of the acquisition;

■	the potential loss of key employees;

■	use of resources that are needed in other parts of our business; and

■	use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. If our acquisitions do not yield expected returns, we have in the past, and may in the future, be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial position may suffer.

We cannot assure you that we will be successful in integrating certain assets of Harris Healthcare Solutions, NaviNet or other businesses or technologies we may acquire. The failure to successfully integrate these businesses could have a material adverse effect on our business, financial condition, or results of operations.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations, and those of our contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics, acts of terrorism, acts of war and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. Our corporate headquarters are in Culver City, California near major earthquake faults and fire zones. We attempt to mitigate these risks through various means including redundant infrastructure, disaster recovery plans, separate test systems and change control and system security measures, but our precautions will not protect against all potential problems. If our clients’ access is interrupted because of problems in the operation of our facilities, we could be exposed to significant claims by clients or their patients, particularly if the access interruption is associated with problems in the timely delivery of funds due to clients or medical information relevant to patient care. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

As of the date of this prospectus, we serve our clients primarily from third-party data hosting facilities. We do not control the operation of these third-party facilities, and they are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They are also subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite precautions taken at these facilities, the occurrence of a natural disaster or a crime, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our service. Even with the disaster recovery arrangements, our service could be interrupted.

We are planning to transition most of our data hosting to NDO, NantCloud Services, LLC, or NantCloud Services, our recently acquired cloud business and NaviNet, our recently acquired payor-provider collaboration platform. In connection with these transitions, we will be moving, transferring or installing some of our equipment, data and software to and in other facilities. Despite precautions taken during this process, any unsuccessful transfers may impair the delivery of our one or more of our offerings. Further, any damage to, or failure of, our systems generally could result in interruptions in one or more of our offerings. Interruptions in our service may reduce our revenue, cause us to issue credits or pay penalties, may cause clients to terminate one or more of our offerings and may adversely affect our renewal rates and our ability to attract new clients. Our business may also be harmed if our clients and potential clients believe one or more of our offerings are unreliable.

If we fail to develop widespread brand awareness, our business may suffer.

We believe that developing and maintaining widespread awareness of our brand is critical to achieving widespread adoption of our offering and attracting new customers. Brand promotion activities may not generate customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses in doing so, we may fail to attract or retain customers necessary to realize a sufficient return on our brand-building efforts, or to achieve the widespread brand awareness that is critical for broad customer adoption of our offerings.

Our marketing efforts depend significantly on our ability to receive positive references from our existing customers.

Our marketing efforts depend significantly on our ability to call on our current customers to provide positive references to new, potential customers. Given our limited number of long-term customers, the loss or dissatisfaction of any customer could substantially harm our brand and reputation, inhibit the market adoption of our offerings and impair our ability to attract new customers and maintain existing customers. Any of these consequences could have a material adverse effect on our business, financial condition and results of operations.

If we become subject to product liability or other litigation, we may incur substantial liabilities and may be required to limit commercialization of our current and any future products.

We are from time to time subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our clients in connection with commercial disputes and employment claims made by our current or former employees. For example, two of our former employees filed a complaint against us alleging they were terminated in violation of Florida’s Whistleblower Act and are seeking unspecified damages, including back pay, compensatory damages, punitive damages and attorneys’ fees. Litigation, regardless of merit, may result in substantial costs and may divert management’s attention and resources, which may harm our business. In addition, legal claims that have not yet been asserted against us may be asserted in the future.

Our services, some of which involve recommendations and advice to healthcare providers regarding complex business and operational processes, regulatory and compliance issues and patient treatment options, may give rise to liability claims by our members or by third parties who bring claims against us. In addition, third parties, including former employees, have in the past, and may in the future, file lawsuits alleging non-compliance with government regulations. Investigating and defending such claims, even if they lack merit, may require significant time and resources and could damage our reputation and harm our business.

In addition, our home healthcare services business, which includes a skilled nursing facility, employs healthcare providers in the home care setting. Healthcare providers in the home care setting increasingly are the subject of litigation, and we cannot assure you that we would not also be the subject of such litigation based on our offerings. In addition, the marketing, sale and use of our offering could lead to the filing of product liability claims were someone to allege that one or more of our offerings identified inaccurate or incomplete information regarding the genomic alterations of the tumor or malignancy analyzed, reported inaccurate or incomplete information concerning the available therapies for a certain type of cancer, or otherwise failed to perform as designed. We may also be subject to liability for errors in, a misunderstanding of, or inappropriate reliance upon, the information we provide in the ordinary course of our business activities. A product liability claim could result in substantial damages and be costly and time-consuming for us to defend.

We maintain product and other insurance, but this insurance may not fully protect us from the financial impact of defending against product liability or other claims. Any product liability or other claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future. Additionally, any product liability lawsuit could damage our reputation, or cause current clients to terminate existing agreements and potential clients to seek other vendors, any of which could impact our results of operations.

We are subject to changes in and interpretations of financial accounting matters that govern the measurement of our performance, one or more of which could adversely affect our business.

Based on our reading and interpretations of relevant guidance, principles or concepts issued by, among other authorities, the American Institute of Certified Public Accountants, the Financial Accounting Standards Board and the Securities and Exchange Commission, or SEC, we believe our current sales and licensing contract terms and business arrangements have been properly reported. However, there continue to be issued interpretations and guidance for applying the relevant standards to a wide range of sales and licensing contract terms and business arrangements that are prevalent in the software industry. Future interpretations or changes by the regulators of existing accounting standards or changes in our business practices could result in changes in our revenue recognition and/or other accounting policies and practices that could adversely affect our business.

Failure to manage our growth effectively could increase our expenses, decrease our revenue and prevent us from implementing our business strategy.

We have been experiencing a period of growth. To manage our anticipated future growth effectively, we must continue to maintain and may need to enhance our information technology infrastructure, financial and accounting systems and controls and manage expanded operations in geographically-diverse locations. We also must attract, train and retain a significant number of qualified sales and marketing personnel, professional services personnel, software engineers, technical personnel and management personnel. Failure to manage our rapid growth effectively could lead us to over invest or under invest in technology and operations, could result in weaknesses in our infrastructure, systems or controls, could give rise to operational mistakes, losses, loss of productivity or business opportunities, and could result in loss of employees and reduced productivity of remaining employees. Our growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of new services. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our revenue could decline or may grow more slowly than expected, and we may be unable to implement our business strategy.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size and expected growth of the healthcare information technology and molecular analysis markets may prove to be inaccurate. Even if the markets in which we compete meet our size estimates and forecasted growth, our business could fail to grow at similar rates, if at all. For more information regarding our estimates of market opportunity and the forecasts of market growth included in this prospectus, see the section titled “Market, Industry and Other Data.”

Risks Related to Intellectual Property

We may be unable to adequately protect, and we may incur significant costs in enforcing, our intellectual property and other proprietary rights.

Our success depends in part on our ability to enforce our intellectual property and other proprietary rights. We rely upon a combination of trademark, trade secret, copyright, patent and unfair competition laws, as well as license and access agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. In addition, we attempt to protect our intellectual property and proprietary information by requiring certain of our employees and consultants to enter into confidentiality, noncompetition and assignment of inventions agreements. However, we do not have any written contractual agreements with respect to any intellectual property and technology that relate to our business developed in the future by our Chairman and Chief Executive Officer, Dr. Patrick Soon-Shiong. In the event we are unable to protect our intellectual property and proprietary information, including in particular with respect to such property or information created by Dr. Soon-Shiong, our business would be adversely affected. In addition, our attempts to protect our intellectual property may be challenged by others or invalidated through administrative process or litigation.

We have developed and acquired numerous patents and patent applications and we possess substantial know-how and trade secrets relating to the development and commercialization of healthcare technology products and services. In July 2015, we completed the acquisition of certain assets of Harris Healthcare Solutions which provide clinical systems integration. In January 2016, we acquired NaviNet, a leading payor-provider collaboration platform. As part of these acquisitions, we acquired patents and other intellectual property. As of April 26, 2016, our patent portfolio consists of five issued U.S. patents, including one issued U.S. design patent, and approximately 24 pending U.S. patent applications related to certain of our proprietary technology, inventions and improvements, one issued patent and one pending patent application in jurisdictions outside of the United States, as well as three pending Patent Cooperation Treaty, or PCT, patent applications.

In addition, if any patents are issued in the future, they may not provide us with any competitive advantages, or may be successfully challenged by third parties. Agreement terms that address non-competition are difficult to enforce in many jurisdictions and may not be enforceable in any particular case. To the extent that our intellectual property and other proprietary rights are not adequately protected, third parties might gain access to our proprietary information, develop and market products or services similar to ours, or use trademarks similar to ours, each of which could materially harm our business. Existing United States federal and state intellectual property laws offer only limited protection. Moreover, the laws of other countries in which we now, or may in the future, conduct operations or contract for services may afford little or no effective protection of our intellectual property. Further, our platforms incorporate open source software components that are licensed to us under various public domain licenses. While we believe we have complied with our obligations under the various applicable licenses for open source software that we use, there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses and therefore the potential impact of such terms on our business is somewhat unknown. The failure to adequately protect our intellectual property and other proprietary rights could materially harm our business.

The patent application process, also known as patent prosecution, is expensive and time consuming, and we and any future licensors and licensees may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we or any future licensors or licensees, will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from or license to third parties and are therefore reliant on our licensors or licensees. Therefore, these and any of our patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. Defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example, with respect to proper priority claims, inventorship, and the like, although we are unaware of any such defects that we believe are of material importance. If we or any future licensors or licensees, fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If any future licensors or licensees, are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation or prosecution of our patents or patent applications, such patents or applications may be invalid and unenforceable. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

The strength of patent rights involves complex legal and scientific questions and can be uncertain. This uncertainty includes changes to the patent laws through either legislative action to change statutory patent law or court action that may reinterpret existing law or rules in ways affecting the scope or validity of issued patents. The patent applications that we own may fail to result in issued patents in the United States or foreign countries with claims that cover our products or services. Even if patents do successfully issue from the patent applications that we own, third parties may challenge the validity, enforceability or scope of such patents, which may result in such patents being narrowed, invalidated or held unenforceable. Any successful challenge to our patents could deprive us of exclusive rights necessary for the successful commercialization of our products and services. Furthermore, even if they are unchallenged, our patents may not adequately protect our products and services, provide exclusivity for our products and services, or prevent others from designing around our claims. If the breadth or strength of protection provided by the patents we hold or pursue with respect to our products and services is challenged, it could dissuade companies from collaborating with us to develop, or threaten our ability to commercialize, our products and services.

Patents have a limited lifespan. In the United States, the natural expiration of a utility patent is generally 20 years after its effective filing date and the natural expiration of a design patent is generally 14 years after its issue date, unless the filing date occurred on or after May 13, 2015, in which case the natural expiration of a design patent is generally 15 years after its issue date. Various extensions may be available; however the life of a patent, and the protection it affords, is limited. Without patent protection for our products and services, we may be open to competition. Further, if we encounter delays in our development efforts, the period of time during which we could market our products and services under patent protection would be reduced.

In addition to the protection afforded by patents, we also rely on trade secret protection to protect proprietary know-how that may not be patentable or that we elect not to patent, processes for which patents may be difficult to obtain or enforce, and any other elements of our products and services that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. If the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating any trade secrets. Misappropriation or unauthorized disclosure of our trade secrets could significantly affect our competitive position and may have a material adverse effect on our business. Furthermore, trade secret protection does not prevent competitors from independently developing substantially equivalent information and techniques and we cannot guarantee that our competitors will not independently develop substantially equivalent information and techniques.

Obtaining and maintaining our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The United States Patent and Trademark Office, or USPTO, and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent prosecution process. Periodic maintenance fees and various other governmental fees on any issued patent and/or pending patent applications are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of a patent or patent application. We have systems in place to remind us to pay these fees, and we employ an outside firm and rely on our outside counsel to pay these fees. While an inadvertent lapse may sometimes be cured by payment of a late fee or by other means in accordance with the applicable rules, there are many situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If we fail to maintain the patents and patent applications directed to our products and services, our competitors might be able to enter the market earlier than should otherwise have been the case, which would have a material adverse effect on our business.

Litigation or other proceedings or third-party claims of intellectual property infringement could require us to spend significant time and money and could prevent us from selling our products and services.

Third parties have asserted and may in the future assert that we are employing their proprietary technology without authorization. As we continue to commercialize our products and services in their current or updated forms, launch new products and services and enter new markets, we expect that competitors will claim that our products and services infringe their intellectual property rights as part of business strategies designed to impede our successful commercialization and entry into new markets. We occasionally receive letters from third parties inviting us to take licenses under, or alleging that we infringe, their patents or trademarks. Third parties may have obtained, and may in the future obtain, patents under which such third parties may claim that the use of our technologies constitutes patent infringement.

We could incur substantial costs and divert the attention of our management and technical personnel in defending ourselves against any of these claims. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have a material adverse impact on our business. Furthermore, parties making claims against us may be able to obtain injunctive or other relief, which could block our ability to develop, commercialize, and sell products or services, and could result in the award of substantial damages against us, potentially including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. In the event of a successful claim of infringement or misappropriation against us, we may be required to pay damages and obtain one or more licenses from third parties, or be prohibited from selling certain products or services, all of which could have a material adverse impact on our business.

In addition, we may be unable to obtain these licenses at a reasonable cost, if at all. We could therefore incur substantial costs related to royalty payments for licenses obtained from third parties, which could negatively affect our gross margins. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. Moreover, we could encounter delays in product or service introductions while we attempt to develop alternative products or services. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing products and services, and the prohibition of sale of any of our products and services would materially affect our ability to grow and maintain profitability and have a material adverse impact on our business.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and ultimately unsuccessful.

Competitors may infringe our patents, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors, and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect our competitive business position, business prospects and financial condition. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.

We may not be able to protect our intellectual property rights throughout the world.

Third parties may attempt to commercialize competitive products or services in foreign countries where we do not have any patents or patent applications where legal recourse may be limited. This may have a significant commercial impact on our foreign business operations.

Filing, prosecuting and defending patents on our products and services in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. The requirements for patentability may differ in certain countries, particularly developing countries. For example, Europe has a heightened requirement for patentability of software inventions. Thus, even in countries where we do pursue patent protection, there can be no assurance that any patents will issue with claims that cover our products. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and services and further, may export otherwise infringing products and services to territories where we have patent protection, but enforcement on infringing activities is inadequate. These products or services may compete with ours, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, certain countries in Europe and certain developing countries, including India and China, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we may have limited remedies if our patents are infringed or if we are compelled to grant a license to our patents to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license. Finally, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws.

Developments in U.S. patent law could have a negative impact on our business.

As is the case with other healthcare technology companies, our success is in part dependent on intellectual property, particularly on obtaining and enforcing patents. Obtaining and enforcing patents in the healthcare technology industry involves both technological and legal complexity, and therefore, is costly, time consuming, and inherently uncertain. In addition, the United States has recently enacted and has now implemented wide-ranging patent reform legislation. Further, recent United States Supreme Court rulings have either narrowed the scope of patent protection available in certain circumstances or weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained.

For our United States patent applications containing a claim not entitled to priority before March 16, 2013, there is a greater level of uncertainty in the patent law. In September 2011, the Leahy-Smith America Invents Act, or the America Invents Act, or AIA, was signed into law. The AIA includes a number of significant changes to United States patent law, including provisions that affect the way patent applications will be prosecuted and enforced in any patent litigation. The USPTO developed regulations and procedures to govern administration of the AIA, and many of the substantive changes to patent law associated with the AIA. It is not clear what other, if any, impact the AIA will have on the operation of our business. Moreover, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the USPTO on or after March 16, 2013 before us could therefore be awarded a patent covering an invention of ours even if we were the first to conceive of the invention. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Furthermore, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our technology and the prior art allow our technology to be patentable over the prior art. Because patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to either file any patent application related to our products or services, or invent any of the inventions claimed in our patents or patent applications.

Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and provide opportunities for third parties to challenge any issued patent in the USPTO. This applies to all of our United States patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings necessary to invalidate a patent claim compared to the evidentiary standard in United States federal court, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence may be insufficient to invalidate the claim if first presented in a district court action.

Two cases, one involving diagnostic method claims and the other involving “gene patents” were recently decided by the Supreme Court. On March 20, 2012, the Supreme Court issued a decision in Mayo Collaborative v. Prometheus Laboratories, or Prometheus, a case involving patent claims directed to optimizing the amount of drug administered to a specific patient. According to that decision, Prometheus’ claims failed to incorporate sufficient inventive content above and beyond mere underlying natural correlations to allow the claimed processes to qualify as patent-eligible processes that apply natural laws. On June 13, 2013, the Supreme Court subsequently decided Association for Molecular Pathology v. Myriad Genetics, or Myriad, a case brought by multiple plaintiffs challenging the validity of patent claims held by Myriad Genetics, Inc. relating to the breast cancer susceptibility genes BRCA1 and BRCA2, holding that isolated genomic DNA that exists in nature, such as the DNA constituting the BRCA1 and BRCA2 genes, is not patentable subject matter, but that cDNA, which is an artificial construct created from RNA transcripts of genes, may be patent eligible.

On July 3, 2012, the USPTO issued a memorandum to patent examiners providing interim guidelines for examining process claims for patent eligibility in view of the Supreme Court decision in Prometheus. The guidance indicates that claims directed to a law of nature, a natural phenomenon, or an abstract idea that do not meet the eligibility requirements should be rejected as non-statutory subject matter.

Furthermore, a case involving financial software was even more recently decided by the Supreme Court. On June 19, 2014, the Supreme Court issued a decision in Alice Corp. Pty. Ltd. v. CLS Bank Int’l, or Alice, a case involving patent claims directed to methods of exchanging obligations as between parties so as to mitigate settlement risk in financial transactions, computer systems configured to carry out the method, and computer-readable media containing program code for performing the method. In Alice, the Court applied the analytic framework from Prometheus and extended its application to all types of claims. According to that decision, Alice Corp.’s claims failed to incorporate sufficient inventive content above and beyond the mere idea of intermediated transaction to allow the claimed processes to qualify as patent-eligible processes that apply the idea in a particular way to solve a problem.

On December 16, 2014, the USPTO issued interim guidelines for examining claims for patent eligibility in view of the Supreme Court decision in Alice. The guidance indicates that claims reciting an abstract idea that do not include significantly more than the idea itself should be rejected as non-statutory subject matter. We cannot assure you that our efforts to seek patent protection for our technology, products, and services will not be negatively impacted by the decision in Alice, rulings in other cases, or changes in guidance or procedures issued by the USPTO.

More specifically, we cannot fully predict what impact the Supreme Court’s decisions in Prometheus, Myriad and Alice may have on the ability of healthcare technology companies or other entities to obtain or enforce patents relating to genomic discoveries, diagnostic products and services or computer-implemented inventions in the future. Despite the USPTO’s guidance described above, these decisions are new and the contours of when certain claims allegedly directed to laws of nature, natural phenomenon or abstract ideas meet the patent eligibility requirements are not clear and may take many years to develop via interpretation in the courts.

There are many patents claiming diagnostic methods based on similar or related correlations that issued before Prometheus, and although some of these patents may be invalid under the standard set forth in Prometheus, until successfully challenged, these patents are presumed valid and enforceable, and certain third parties could allege that we infringe, or request that we obtain a license to, these patents. Whether based on patents issued prior to or after Prometheus, we could have to defend ourselves against claims of patent infringement, or choose to license rights, if available, under patents claiming such methods. Similarly, there are many patents claiming software and/or business methods that include an abstract idea that issued before Alice, and although some of these patents may be invalid under the standard set forth in Prometheus and Alice, until successfully challenged, these patents are presumed valid and enforceable, and certain third parties could allege that we infringe, or request that we obtain a license to, these patents. Whether based on patents issued prior to or after Alice, we could have to defend ourselves against claims of patent infringement, or choose to license rights, if available, under patents claiming such software or business methods. In any of the foregoing or in other situations involving third-party intellectual property rights, if we are unsuccessful in defending against claims of patent infringement, we could be forced to pay damages or be subjected to an injunction that would prevent us from utilizing the patented subject matter in question if we are unable to obtain a license on reasonable terms. Such outcomes could materially affect our ability to offer our products and have a material adverse impact on our business. Even if we are able to obtain a license or successfully defend against claims of patent infringement, the cost and distraction associated with the defense or settlement of these claims could have a material adverse impact on our business. Moreover, one or more of our pending United States patent applications may be rejected based on the changes in the law and the standards set forth in Prometheus, Myriad, Alice, or other cases. Our ability to secure United States patent rights could be impaired if we cannot overcome such rejections, which could have a material adverse impact on our business. In addition, one or more of our issued United States patents could be challenged on the basis of the law and the standards set forth in Prometheus, Myriad, Alice, or other cases, which could have a material adverse impact on our business. Further, on July 30, 2015, in response to the public comment on the Interim Eligibility Guidance, the USPTO issued an update pertaining to the Interim Eligibility Guidance. The Updated Eligibility Guidance includes additional examples from the case law and is intended to assist examiners in applying the Interim Eligibility Guidance during the patent examination process.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We have received confidential and proprietary information from third parties. In addition, we employ individuals who were previously employed at other healthcare companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise improperly used or disclosed confidential information of these third parties or our employees’ former employers. Further, we may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing our products and services. We may also be subject to claims that former employees, consultants, independent contractors or other third parties have an ownership interest in our patents or other intellectual property. Litigation may be necessary to defend against these and other claims challenging our right to and use of confidential and proprietary information. If we fail in defending any such claims, in addition to paying monetary damages, we may lose our rights therein. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees.

We rely in part on trademarks to distinguish our products and services from those of other entities. Trademarks may be opposed or cancelled and we may be involved in lawsuits or other proceedings to protect or enforce our trademarks.

We rely on trademarks, in the United States and in certain foreign jurisdictions, to distinguish our products and services in the minds of our customers and our business partners from those of other entities. Third parties may challenge our pending trademark applications through opposition proceedings in the United States, or comparable proceedings in foreign jurisdictions, in which they seek to prevent registration of a mark. Our registered trademarks may be subject to cancellation proceedings in the United States, or comparable proceedings in foreign jurisdictions, in which a third party seeks to cancel an existing registration. To enforce our trademark rights, we may be involved in lawsuits or other proceedings which could be expensive, time-consuming and uncertain.

Our corporate name, NantHealth, and the names of our products and services have not been trademarked in each market where we operate and plan to operate. Our trademark applications for our corporate name or the name of our products and services may not be allowed for registration, and our registered trademarks may not be maintained or enforced. During trademark registration proceedings, we may receive rejections, which we may be unable to overcome in our responses. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would.

Risks Related to Reimbursement and Government Regulation

If we fail to comply with applicable health information privacy and security laws and other state and federal privacy and security laws, we may be subject to significant liabilities, reputational harm and other negative consequences, including decreasing the willingness of current and potential customers to work with us.

We are subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA established uniform federal standards for certain “covered entities,” which include certain healthcare providers, healthcare clearinghouses, and health plans, governing the conduct of specified electronic healthcare transactions and protecting the security and privacy of protected health information, or PHI. The Health Information Technology for Economic and Clinical Health Act, or HITECH Act, which became effective on February 17, 2010, makes HIPAA’s security standards directly applicable to “business associates,” which are independent contractors or agents of covered entities that create, receive, maintain, or transmit PHI in connection with providing a service for or on behalf of a covered entity. The HITECH Act also increased the civil and criminal penalties that may be imposed against covered entities, business associates and certain other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA’s requirements and seek attorney’s fees and costs associated with pursuing federal civil actions.

A portion of the data that we obtain and handle for or on behalf of our clients is considered PHI, subject to HIPAA. We are also required to maintain similar business associate agreements with our subcontractors that have access to PHI of our customers in rendering services to us or on our behalf. Under HIPAA and our contractual agreements with our HIPAA-covered entity health plan customers, we are considered a “business associate” to those customers, and are required to maintain the privacy and security of PHI in accordance with HIPAA and the terms of our business associate agreements with our clients, including by implementing HIPAA-required administrative, technical and physical safeguards. We have incurred, and will continue to incur, significant costs to establish and maintain these safeguards and, if additional safeguards are required to comply with HIPAA regulations or our clients’ requirements, our costs could increase further, which would negatively affect our operating results. Furthermore, we cannot guarantee that such safeguards have been and will continue to be adequate. If we have failed, or fail in the future, to maintain adequate safeguards, or we or our agents or subcontractors use or disclose PHI in a manner prohibited or not permitted by HIPAA, our subcontractor business associate agreements, or our business associate agreements with our customers, or if the privacy or security of PHI that we obtain and handle is otherwise compromised, we could be subject to significant liabilities and consequences, including, without limitation:

■	breach of our contractual obligations to clients, which may cause our clients to terminate their relationship with us and may result in potentially significant financial obligations to our clients;

■	investigation by the federal and state regulatory authorities empowered to enforce HIPAA and other data privacy and security laws, which include the U.S. Department of Health and Human Services, or HHS, the Federal Trade Commission and state attorneys general, and the possible imposition of civil and criminal penalties;

■	private litigation by individuals adversely affected by any misuse of their personal health information for which we are responsible; and

■	negative publicity, which may decrease the willingness of current and potential future customers to work with us and negatively affect our sales and operating results.

Further, we publish statements to end users of our services that describe how we handle and protect personal information. If federal or state regulatory authorities or private litigants consider any portion of these statements to be untrue, we may be subject to claims of deceptive practices, which could lead to significant liabilities and consequences, including, without limitation, damage to our reputation and costs of responding to investigations, defending against litigation, settling claims and complying with regulatory or court orders.

Federal or state governmental authorities may impose additional data security standards or additional privacy or other restrictions on the collection, use, maintenance, transmission and other disclosures of health information. Legislation has been proposed at various times at both the federal and the state level that would limit, forbid or regulate the use or transmission of medical information outside of the United States. Such legislation, if adopted, may render our use of off-shore partners for work related to such data impracticable or substantially more expensive. Alternative processing of such information within the United States may involve substantial delay in implementation and increased cost.

If we fail to comply with federal and state healthcare laws and regulations, including those governing submission of false or fraudulent claims to government healthcare programs and financial relationships among healthcare providers, we may be subject to civil and criminal penalties or loss of eligibility to participate in government healthcare programs.

We are subject to certain federal and state laws and regulations designed to protect patients, governmental healthcare programs, and private health plans from fraudulent and abusive activities. These laws include anti-kickback restrictions and laws prohibiting the submission of false or fraudulent claims. These laws are complex and their application to our specific products, services and relationships may not be clear and may be applied to our business in ways that we do not anticipate. Federal and state regulatory and law enforcement authorities have recently increased enforcement activities with respect to Medicare and Medicaid fraud and abuse regulations and other reimbursement laws and rules. From time to time in the future, we may receive inquiries or subpoenas to produce documents in connection with such activities. We could be required to expend significant time and resources to comply with these requests, and the attention of our management team could be diverted to these efforts. Furthermore, third parties have in the past alleged, and may in the future allege that we have sought federal funding in a manner that may violate federal or state law. Though we dispute such allegations, if we are found to be in violation of any federal or state fraud and abuse laws, we could be subject to civil and criminal penalties, and we could be excluded from participating in federal and state healthcare programs such as Medicare and Medicaid. The occurrence of any of these events could significantly harm our business and financial condition.

Provisions in Title XI of the Social Security Act, commonly referred to as the federal Anti-Kickback Statute, prohibit the knowing and willful offer, payment, solicitation or receipt of remuneration, directly or indirectly, in cash or in kind, in return for or to reward the referral of patients or arranging for the referral of patients, or in return for the recommendation, arrangement, purchase, lease or order of items or services that are covered, in whole or in part, by a federal healthcare program such as Medicare or Medicaid. The definition of “remuneration” has been broadly interpreted to include anything of value such as gifts, discounts, rebates, waiver of payments or providing anything at less than its fair market value. Many states have adopted similar prohibitions against kickbacks and other practices that are intended to induce referrals which are applicable to all patients regardless of whether the patient is covered under a governmental health program or private health plan. We attempt to scrutinize our business relationships and activities to comply with the federal Anti-Kickback Statute and similar laws and we attempt to structure our sales and group purchasing arrangements in a manner that is consistent with the requirements of applicable safe harbors to these laws. We cannot assure you, however, that our arrangements will be protected by such safe harbors or that such increased enforcement activities will not directly or indirectly have an adverse effect on our business, financial condition or results of operations. Any determination by a state or federal agency that any of our activities or those of our vendors or customers violate any of these laws could subject us to civil or criminal penalties, monetary fines, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, could require us to change or terminate some portions of operations or business, could disqualify us from providing services to healthcare providers doing business with government programs and, thus, could have an adverse effect on our business.

Our business is also subject to numerous federal and state laws, including without limitation the civil False Claims Act, that forbid the knowing submission or “causing the submission” of false or fraudulent information or the failure to disclose information in connection with the submission and payment of claims for reimbursement to Medicare, Medicaid, federal healthcare programs or private health plans. Analogous state laws and regulations may apply to our arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors. Additionally, HIPAA also imposes criminal and civil liability for, among other things, executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters.

These laws and regulations may change rapidly, and it is frequently unclear how they apply to our business. Errors created by our products or consulting services that relate to entry, formatting, preparation or transmission of claim or cost report information may be determined or alleged to be in violation of these laws and regulations. Any failure of our products or services to comply with these laws and regulations could result in substantial civil or criminal liability, monetary fines, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, could adversely affect demand for our one or more of our offerings, could invalidate all or portions of some of our customer contracts, could require us to change or terminate some portions of our business, could require us to refund portions of our services fees, could cause us to be disqualified from serving clients doing business with government payors and could have an adverse effect on our business.

Our activities are also subject to state and federal self-referral laws, including the federal Physician Self-referral Law, commonly known as the Stark Law, which prohibits physicians from referring Medicare or Medicaid patients to providers of “designated health services” with whom the physician or a member of the physician’s immediate family has an ownership interest or compensation arrangement, unless a statutory or regulatory exception applies, and similar state equivalents that may apply regardless of payor. In addition, our activities may also implicate state laboratory licensure laws, as well as the corporate practice of medicine prohibition in certain states that maintain such laws or regulations. Our failure to abide by these state and federal laws could result in substantial fines and penalties.

If commercial third-party payors or government payors fail to provide coverage or adequate reimbursement, or if there is a decrease in the amount of reimbursement for our sequencing and molecular analysis solutions, including GPS Cancer, or future products we develop, if any, our revenue and prospects for profitability would be harmed.

In both domestic and foreign markets, sales of our sequencing and molecular analysis solutions, including GPS Cancer, and other products and services we develop will depend, in large part, upon the availability of reimbursement from third-party payors. These third-party payors include government healthcare programs such as Medicare, managed care providers, private health insurers, and other organizations. In particular, we believe that obtaining a positive national coverage decision and favorable reimbursement rate from the Centers for Medicare and Medicaid Services, or CMS, for our sequencing and molecular analysis solutions, including GPS Cancer, will be a necessary element in achieving material commercial success. Physicians and patients may not order our sequencing and molecular analysis solutions unless commercial third-party payors and government payors pay for all, or a substantial portion, of the list price, and certain commercial third-party payors may not agree to reimburse our sequencing and molecular analysis solutions if CMS does not issue a positive coverage decision.

There is currently no national coverage decision that determines whether and how our sequencing and molecular analysis solutions, including GPS Cancer, is covered by Medicare. In the absence of a national coverage decision, local Medicare contractors, or MACs, that administer the Medicare program in various regions have some discretion in determining local coverage and therefore payment for tests. We do not currently receive any payment for our sequencing and molecular analysis solutions provided to patients covered by Medicare. If CMS or an applicable MAC does not issue a coverage decision with respect to our sequencing and molecular analysis solutions, or if CMS or an applicable MAC withdraws its coverage policies after reimbursement is obtained, reviews and adjusts the rate of reimbursement, or stops paying for our sequencing and molecular analysis solutions altogether, our revenue and results of operations would be adversely affected.

Commercial third-party payors and government payors are increasingly attempting to contain healthcare costs by demanding price discounts or rebates and limiting both coverage on which diagnostic products they will pay for and the amounts that they will pay for new molecular diagnostic products. Because of these cost-containment trends, commercial third-party payors and government payors that currently provide reimbursement for, or in the future cover, our sequencing and molecular analysis solutions, including GPS Cancer, may reduce, suspend, revoke, or discontinue payments or coverage at any time. Further, a payor’s decision to provide coverage for a product or service does not imply that an adequate reimbursement rate will be approved. Additionally, one payor’s determination to provide coverage does not assure that other payors will also provide coverage. Adequate third party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment.

As a result, there is significant uncertainty surrounding whether the use of products that incorporate new technology, such as our sequencing and molecular analysis solutions, including GPS Cancer, will be eligible for coverage by commercial third-party payors and government payors or, if eligible for coverage, what the reimbursement rates will be for those products. The fact that a diagnostic product has been approved for reimbursement in the past, for any particular indication or in any particular jurisdiction, does not guarantee that such a diagnostic product will remain approved for reimbursement or that similar or additional diagnostic products will be approved in the future. Reimbursement of NGS-based cancer products by commercial third-party payors and government payors may depend on a number of factors, including a payor’s determination that products enabled by our molecular profiling solution are:

■	not experimental or investigational;

■	medically necessary;

■	appropriate for the specific patient;

■	cost-effective;

■	supported by peer-reviewed publications;

■	included in clinical practice guidelines; and

■	supported by clinical utility studies.

As a result, our efforts to receive reimbursement on behalf of patients will take a substantial amount of time and may require the development of clinical data to demonstrate the clinical utility of our products and improve patient outcomes, or commercial third-party payors and government payors may never cover or provide adequate payment for our sequencing and molecular analysis solutions, including GPS Cancer, or future molecular profiling tools we license or develop. Our strategy to achieve broad reimbursement coverage is focused on demonstrating the clinical utility and economic benefits of our sequencing and molecular analysis solutions, engaging with thought leaders, oncologists and other caregivers, patient advocacy groups and other key oncology stakeholders and thereby increasing demand. For example, in January 2016, Independence Blue Cross announced that it would provide insurance coverage for GPS Cancer, representing the nation’s first such insurance coverage for a whole genome and proteome molecular diagnostic platform. Even in light of this announcement, however, there is no assurance that we will continue to succeed in any of these areas or that, even if we do succeed, we will receive favorable reimbursement decisions. If adequate third-party reimbursement is unavailable we may not be able to maintain price levels sufficient to realize an appropriate return on investment in product development. Furthermore, if a commercial third-party payor or government payor denies coverage, it may be difficult for us to collect from the patient, and we may not be successful.

In addition, we are generally considered a “non-contracting provider” by commercial third-party payors because we generally have not entered into specific contracts to provide GPS Cancer to their covered patients, and as a result we take on primary responsibility for obtaining reimbursement on behalf of patients. If we were to become a contracting provider with additional payors in the future, the amount of overall reimbursement we receive may decrease if we receive less revenue per product that is reimbursed at a contracted rate than at a non-contracted rate, which could have a negative impact on our revenue. Further, we may be unable to collect payments from patients beyond that which is paid by their coverage and will experience lost revenue as a result.

If we fail to comply with the way states and the FDA regulates tests that are developed, manufactured, validated and performed by laboratories like NantOmics, such failure could result in delay or additional expense in offering our tests and tests that we may develop in the future.

Several states require that we and NantOmics hold laboratory licenses to test specimens from patients in those states. Other states may have similar requirements or may adopt similar requirements in the future. We may be subject to regulation in foreign jurisdictions as we seek to expand international distribution of our offerings, which may require review of our offerings in order to offer our services or may have other limitations such as prohibitions on the export of tissue necessary for us to use our GPS Cancer solution that may limit our ability to distribute outside of the United States.

In addition, NantOmics is subject to the Clinical Laboratory Improvement Amendments of 1988, or CLIA, a federal law that regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention, or treatment of disease. CLIA regulations mandate specific standards in the areas of personnel qualifications, administration, and participation in proficiency testing, patient test management, quality control, quality assurance, and inspections. NantOmics has a current certificate of accreditation under CLIA to conduct our genomic sequencing and molecular analyses through our accreditation by the College of American Pathologists, or CAP. To renew this certificate, NantOmics is subject to survey and inspection every two years. Moreover, CLIA inspectors may make random inspections of NantOmics’ clinical reference laboratory.

Any sanction imposed under CLIA, its implementing regulations, or state or foreign laws or regulations governing licensure, or NantOmics’ failure to renew a CLIA certificate, a state or foreign license, or accreditation, could have a material adverse effect on our business. Most CLIA deficiencies are not classified as “condition-level” deficiencies, and there are no adverse effects upon the laboratory operations as long as the deficiencies are corrected. Remediation of these deficiencies is a routine matter, with corrections occurring within several hours or weeks. More serious CLIA deficiencies could rise to the level of “condition-level” deficiencies, and CMS has the authority to impose a wide range of sanctions, including revocation of the CLIA certification along with a bar on the ownership or operation of a CLIA-certified laboratory by any owners or operators of the deficient laboratory. There is an administrative hearing procedure that can be pursued by the laboratory in the event of imposition of such sanctions, during which the sanctions are stayed, but the process can take a number of years to complete. If NantOmics was to lose its CLIA certification or CAP accreditation, we would not be able to offer our GPS Cancer solution services, which would result in material harm to our business and results of operations.

While the FDA currently exercises its enforcement discretion for LDTs by not enforcing its regulations, the FDA has stated that it has a mandate to regulate in this field and that it intends to address LDT regulation using a risk-based, phased-in approach similar to the existing in vitro diagnostic framework. Moreover, the FDA could disagree with our current assessment that NantOmics’ sequencing services is a LDT, and could require us or NantOmics to seek clearance or approval for such sequencing services for clinical use. If the FDA requires us or NantOmics to seek clearance or approval to offer NantOmics’ sequencing services for GPS Cancer or any of our future offerings for clinical use, we may not be able to obtain such approvals on a timely basis, or at all. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions: warning letters; fines; injunctions; civil or criminal penalties; recall or seizure of current or future products; operating restrictions; partial suspension or total shutdown of production; denial of applications; or challenges to clearances or approvals. We cannot provide any assurance that FDA regulation, including premarket review, will not be required for our GPS Cancer solution or any other molecular profiling solution we offer in the future. If premarket review is required, our business could be negatively impacted if we are required to stop selling our molecular profiling solution pending its clearance or approval or if such approval is delayed by new requirements.

Healthcare policy changes, including recently enacted legislation reforming the U.S. healthcare system, may have a material adverse effect on our financial condition, results of operations and cash flows.

In March 2010, the ACA was enacted in the United States, which made a number of substantial changes in the way healthcare is financed by both governmental and private insurers. Among other things, the ACA:

■	requires each medical device manufacturer to pay an excise tax equal to 2.3% of the price for which such manufacturer sells its medical devices. This tax may apply to GPS Cancer and some or all of our products which are in development. The excise tax has been temporarily suspended for calendar years 2016 and 2017, but will be reinstated in 2018 without additional Congressional action.

■	mandates a reduction in payments for clinical laboratory services paid under the Medicare Clinical Laboratory Fee Schedule of 1.75% for the years 2011 through 2015. In addition, a productivity adjustment is made to the fee schedule payment amount.

■	creates initiatives to promote quality indicators in payment methodologies and the coordination and promotion of research on comparative clinical effectiveness of different technologies and procedures.

We cannot predict whether future healthcare initiatives will be implemented at the federal or state level, or how any future legislation or regulation may affect us. The taxes imposed by the new federal legislation and the expansion of government’s role in the U.S. healthcare industry, as well as changes to the reimbursement amounts paid by payors for our current and future offerings or our medical procedure volumes, may reduce our profits and have a materially adverse effect on our business, financial condition, results of operations, and cash flows. Moreover, Congress has proposed on several occasions to impose a 20% coinsurance on patients for clinical laboratory tests reimbursed under the Medicare Clinical Laboratory Fee Schedule, which would require us to bill patients for these amounts. Because of the relatively low reimbursement for many clinical laboratory tests, in the event that Congress were to ever enact such legislation, the cost of billing and collecting for these tests would often exceed the amount actually received from the patient and effectively increase our costs of billing and collecting.

Further federal, state and foreign legislative and regulatory developments are likely, and we expect ongoing initiatives to increase pressure on pricing for certain products and services in the healthcare industry. Such reforms could have an adverse effect on our anticipated revenues.

We are subject to U.S. and foreign anti-corruption and anti-money laundering laws with respect to our operations and non-compliance with such laws can subject us to criminal and/or civil liability and harm our business.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and possibly other state and national anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, third-party intermediaries, joint venture partners and collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. We currently engage in business and sales with government and state-owned hospitals outside of the United States. In addition, we engage third-party intermediaries to promote and sell our products and solutions abroad and/or to obtain necessary permits, licenses, and other regulatory approvals. We or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize or have actual knowledge of such activities.

Prior to the completion of this offering, we will adopt an anti-corruption policy, which will be effective upon the completion of this offering, and expect to prepare and implement procedures to ensure compliance with such policy.

The anti-corruption policy mandates compliance with the FCPA and other anti-corruption laws applicable to our business throughout the world. However, we cannot assure you that our employees and third-party intermediaries will comply with this policy or such anti-corruption laws. Noncompliance with anti-corruption and anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas, investigations, or other enforcement actions are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition and results of operations could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense and compliance costs and other professional fees. In certain cases, enforcement authorities may even cause us to appoint an independent compliance monitor which can result in added costs and administrative burdens.

We are subject to governmental export and import controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in compliance with applicable laws.

Our products and solutions are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. Exports of our products and solutions outside of the United States must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges, fines, which may be imposed on us and responsible employees or managers and, in extreme cases, the incarceration of responsible employees or managers.

In addition, changes in our products or solutions or changes in applicable export or import laws and regulations may create delays in the introduction, provision, or sale of our products and solutions in international markets, prevent customers from using our products and solutions or, in some cases, prevent the export or import of our products and solutions to certain countries, governments or persons altogether. Any limitation on our ability to export, provide, or sell our products and solutions could adversely affect our business, financial condition and results of operations.

We may be subject to fines, penalties or legal liability, if it is determined that we are practicing medicine without a license through our eviti or molecular analysis solutions.

State laws prohibit the practice of medicine without a license. Our eviti reports delivered to physicians provide information regarding FDA-approved therapies and clinical trials that oncologists may use in making treatment decisions for their patients, and our GPS Cancer reports provide detailed genomic and proteomic data about a patient and can make personalized therapy recommendations based on that data. We make members of our organization available to clinicians to discuss the information provided in the report. Our customer service representatives provide support to our clients, including assistance in interpreting the results of the eviti and GPS Cancer reports. A governmental authority or third party could allege that the identification of available therapies and clinical trials in our reports and the related customer service we provide constitute the practice of medicine. A state may seek to have us discontinue the inclusion of certain aspects of our reports or the related services we provide or subject us to fines, penalties, or licensure requirements. Any determination that we are practicing medicine without a license may result in significant liability to us and harm to our reputation and eviti and GPS Cancer businesses.

Errors or illegal activity on the part of our clients may result in claims against us.

We rely on our clients, and we contractually obligate them, to provide us with accurate and appropriate data and directives for our actions. We rely upon our clients, as users of our Systems Infrastructure and NantOS, for key activities to produce proper claims for reimbursement. Failure of clients to provide these data and directives or to perform these activities may result in claims against us that our reliance was misplaced.

Our services present the potential for embezzlement, identity theft or other similar illegal behavior by our employees or subcontractors with respect to third parties.

Our services also involve the use and disclosure of personal and business information that could be used to impersonate third parties or otherwise gain access to their data or funds. If any of our employees or subcontractors takes, converts or misuses such funds, documents or data, we could be liable for damages, and our business reputation could be damaged or destroyed.

Risks Related to this Offering and Our Common Stock

Our Chairman and Chief Executive Officer, and entities affiliated with him, collectively own and will own after this offering a significant majority of our common stock and will exercise significant influence over matters requiring stockholder approval, regardless of the wishes of other stockholders.

Based upon the assumed number of shares to be sold in this offering as set forth on the cover page of this prospectus, our Chairman and Chief Executive Officer, Dr. Soon-Shiong, and entities affiliated with him, will collectively beneficially own     % of our outstanding shares of common stock (assuming no exercise of the underwriters’ option to purchase additional shares, the purchase of $             million of shares in this offering described elsewhere in this prospectus and the conversion of $40.0 million in aggregate principal amount of a note plus accrued interest thereon owed to NantOmics also described elsewhere in this prospectus. Dr. Soon-Shiong and his affiliates will therefore have significant influence over management and significant control over matters requiring stockholder approval, including the annual election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, for the foreseeable future. This concentrated control will limit stockholders’ ability to influence corporate matters and, as a result, we may take actions that our stockholders do not view as beneficial. As a result, the market price of our common stock could be adversely affected.

Dr. Soon-Shiong, our Chairman and Chief Executive Officer and our principal stockholder, has significant interests in other companies which may conflict with our interests.

Our Chairman and Chief Executive Officer, Dr. Soon-Shiong, is the founder of NantWorks. The various NantWorks companies are currently exploring opportunities in the immunotherapy, infectious disease and inflammatory disease fields. In particular, NantOmics provides us with its sequencing and molecular analysis solution for our GPS Canter solution. NantWorks is the largest stockholder in NantOmics, holding approximately 84% of the outstanding equity and approximately 99% of the outstanding voting equity. As a result, they or other companies affiliated with Dr. Soon-Shiong may compete with us for business opportunities or, in the future, develop products that are competitive with ours. As a result Dr. Soon-Shiong’s interests may not be aligned with the interests of our other stockholders, and he may from time to time be incentivized to take certain actions that benefit his other interests and that our other stockholders do not view as being in their interest as investors in our company. Moreover, even if they do not directly relate to us, actions taken by Dr. Soon-Shiong and the companies and charitable organizations with which he is involved could have a negative impact on our business.

Further, our amended and restated certificate of incorporation contains a waiver of the corporate opportunities doctrine to the fullest extent permitted by law, and therefore Dr. Soon-Shiong and other directors have no obligation to make opportunities available to the Company.

We may have difficulty operating as a publicly traded company.

As a publicly traded company, we believe that our business will benefit from, among other things, providing direct access to equity capital and a tailored capital structure, allowing us to better focus our financial and operational resources on our specific business, allowing our management to design and implement corporate strategies and policies that are based primarily on the business characteristics and strategic decisions of our business, allowing us to more effectively respond to industry dynamics and allowing the creation of effective incentives for our management and employees that are more closely tied to our business performance. However, we may not be able to achieve some or all of the benefits that we believe we can achieve as an independent company in the time we currently expect, if at all. Because our business has previously operated as part of the larger NantWorks group of affiliated companies, we may not be able to successfully implement the changes necessary to operate independently. For example, we will need to implement and monitor new corporate governance policies and expand our board of directors to comply with SEC and NASDAQ Global Market, or NASDAQ, requirements. Implementation and monitoring of these policies and procedures may take longer than we expect. Additionally, new appointees to our board of directors will have limited familiarity with our offerings, business and strategy, and it may take time for such appointees to become conversant in our business. Implementing these changes may take longer than we expect, result in the incurrence of additional costs or divert management’s attention, which could adversely affect our business.

We do not know whether an active and liquid trading market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your common stock.

Prior to this offering, there has been no public market for our common stock. An active trading market for our shares may never develop or be sustained following this offering on NASDAQ, the exchange for which we intend to apply to have our common stock listed, or otherwise. Further, because a significant amount of our common stock after this offering will continue to be held by our Chairman and Chief Executive Officer, Dr. Patrick Soon-Shiong, it may be more difficult for an active and liquid trading market for our common stock to develop. If an active market for our common stock does not develop, it may be difficult for you to sell common stock you purchase in this offering without depressing the market price for the common stock or you may not be able to sell your shares at all. The initial public offering price for our common stock will be determined through negotiations with the underwriters and the negotiated price may not be indicative of the market price for our common stock after this offering. The initial public offering price may vary from the market price of our common stock after the offering. As a result of these and other factors, you may not be able to sell your common stock at or above the initial public offering price or at all. Further, an inactive market may also impair our ability to raise capital by selling additional common stock and may impair our ability to enter into strategic collaborations or acquire companies or products by using our common stock as consideration.

We expect that our trading price will fluctuate significantly and investors may not be able to resell their shares at or above the initial public offering price.

The trading price of our common stock following this offering may be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price, if at all. The market price for our common stock may be influenced by many factors, including:

■	announcements by us or our competitors of new products, significant contracts, commercial relationships or capital commitments and the timing of these introductions or announcements;

■	adverse regulatory or reimbursement announcements;

■	announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures or capital commitments;

■	the results of our efforts to develop additional offerings;

■	our dependence on our customers, partners and collaborators;

■	regulatory or legal developments in the United States or other countries;
■	reimbursement decisions regarding our future molecular profiling solutions, including GPS Cancer;

■	developments or disputes concerning patent applications, issued patents or other proprietary rights;

■	the recruitment or departure of key management or other personnel;

■	our ability to successfully commercialize our future products;

■	the level of expenses related to any of our products;

■	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

■	actual or anticipated quarterly variations in our financial results or those of our competitors;

■	any change to the composition of the board of directors or key personnel;

■	expiration of contractual lock-up agreements with our executive officers, directors and security holders;

■	sales of common stock by us or our stockholders in the future, as well as the overall trading volume of our common stock;

■	changes in the structure of healthcare payment systems;

■	commencement of, or our involvement in, litigation;

■	general economic, industry and market conditions and other factors that may be unrelated to our operating performance or the operating performance of our competitors, including changes in market valuations of similar companies; and

■	the other factors described in this “Risk Factors” section.

In addition, the stock market in general, and NASDAQ and the healthcare industry in particular, have from time to time experienced volatility that often has been unrelated to the operating performance of the underlying companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance. In several recent situations where the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, the defense and disposition of the lawsuit could be costly and divert the time and attention of our management and would harm our operating results.

Future sales and issuances of our common stock or rights to purchase common stock could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline significantly. Substantially all of our existing stockholders are subject to lock-up agreements that restrict the stockholders’ ability to transfer shares of our common stock for at least 180 days from the date of this prospectus. The lock-up agreements limit the number of shares of common stock that may be sold immediately following the public offering. Subject to certain limitations, approximately             shares will become eligible for sale upon expiration of the lock-up period, as calculated and described in more detail in the section titled “Shares Eligible for Future Sale.” The representatives of the underwriters may, however, in their discretion, permit our officers, directors and other security holders who have entered into lock-up agreements to sell shares prior to the expiration of the lock-up. Moreover, shares issued or issuable upon exercise of options vested as of the expiration of the lock-up period will be eligible for sale at that time. Sales of stock by these stockholders could have a material adverse effect on the trading price of our common stock.

Following the closing of this offering, certain holders of approximately             shares of our common stock, including shares issuable upon the exercise of outstanding options, are entitled to certain rights with respect to the registration of their shares under the Securities Act of 1933, or the Securities Act, subject to the 180-day lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by our affiliates as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the market price of our common stock.

In addition, we expect that additional capital may be needed in the future to continue our planned operations, including commercialization efforts and costs associated with operating a public company. To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to the holders of our common stock, including holders of common stock sold in this offering.

We will incur significant costs as a result of operating as a public company and our management expects to devote substantial time to public company compliance programs.

As a public company, we will incur significant legal, accounting and other expenses due to our compliance with regulations and disclosure obligations applicable to us, including compliance with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the NASDAQ. The SEC and other regulators have continued to adopt new rules and regulations and make additional changes to existing regulations that require our compliance. In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that have required the SEC to adopt additional rules and regulations in these areas. Stockholder activism, the current political environment, and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact, in ways we cannot currently anticipate, the manner in which we operate our business. Our management and other personnel will devote a substantial amount of time to these compliance programs and monitoring of public company reporting obligations and, as a result of the new corporate governance and executive compensation related rules, regulations, and guidelines prompted by the Dodd-Frank Act and further regulations and disclosure obligations expected in the future, we will likely need to devote additional time and costs to comply with such compliance programs and rules. These rules and regulations will cause us to incur significant legal and financial compliance costs and will make some activities more time-consuming and costly.

To comply with the requirements of being a public company, we may need to undertake various activities, including implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Securities Exchange Act of 1934, or the Exchange Act, is accumulated and communicated to our principal executive and financial officers. Our current controls and any new controls that we develop may become inadequate and weaknesses in our internal control over financial reporting may be discovered in the future. For example, in connection with our preparation of the financial statements for the three months ended March 31, 2016, we identified one control deficiency that did not rise to the level of a material weakness, but did represent a significant deficiency in our internal control over financial reporting. A control deficiency is considered a significant deficiency if it represents a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a company’s financial reporting. The particular deficiency related to the effectiveness of our internal controls around financial reporting for complex, non-routine transactions such as business combinations. Additionally, in connection with the integration of NaviNet which we acquired in January 2016, we identified a material weakness where the internal controls were not sufficiently complete and comprehensive to ensure that the accounting for unapplied cash was complete and accurate and a lack of other controls that should have prevented adjustments in revenues and capitalized software costs. We have taken preliminary steps to address this deficiency and these weaknesses, including seeking to hire additional finance staff solely dedicated to us to help oversee the accounting relating to complex transactions, and the actions we plan to take are subject to ongoing senior management review and audit committee oversight.

We cannot assure you that the measures we have taken, or will take, to remediate this significant deficiency or the material weaknesses will be effective or that we will be successful in implementing them. Moreover, we cannot assure you that we have identified all significant deficiencies or material weaknesses or that we will not in the future have additional significant deficiencies or material weaknesses, in particular as we seek to transition to a more developed internal control environment and continue to grow as a company in terms of size, complexity of business and potentially in connection with future strategic transactions. Our independent registered public accounting firm has not evaluated any of the measures we have taken, or that we propose to take, to address this significant deficiency or the material weaknesses discussed above.

Any failure to develop or maintain effective controls could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting which we may be required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act, harm our operating results, cause us to fail to meet our reporting obligations, or result in a restatement of our prior period financial statements. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our common stock could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on NASDAQ.

We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not yet required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report. This assessment will need to include the disclosure of any material weaknesses in our internal control over financial reporting identified by our management or our independent registered public accounting firm. We are just beginning the costly and challenging process of compiling the system and processing documentation needed to comply with such requirements. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.

Our independent registered public accounting firm may not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company” as defined in the JOBS Act, depending on whether we choose to rely on certain exemptions set forth in the JOBS Act. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls in the future. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the price of our common stock.

Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to annual limitations on its ability to use its pre-change net operating loss carryforwards or other tax attributes, or NOLs, to offset future taxable income or reduce taxes. We believe that we have recently undergone one or more ownership changes and accordingly, our ability to use our NOLs may be limited.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future.

We do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock may be investors’ sole source of gain for the foreseeable future.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and may remain an “emerging growth company” for up to five years following the completion of this offering. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the completion of this offering; (ii) the last day of the fiscal year during which we have annual gross revenue of at least $1.0 billion; (iii) the date on which we are deemed to be a ‘‘large accelerated filer’’ under the Exchange Act (we will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (a) more than $700.0 million in outstanding common equity held by our non-affiliates and (b) been public for at least 12 months; the value of our outstanding common equity will be measured each year on the last business day of our second fiscal quarter); or (iv) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities. For as long as we remain an “emerging growth company,” we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not “emerging growth companies.” These exemptions include:

■	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

■	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

■	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

■	reduced disclosure obligations regarding executive compensation; and

■	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting requirements in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies. We cannot predict whether investors will find our common stock less attractive as a result of our reliance on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the market price of our common stock may be reduced or may be more volatile.

Upon the completion of this offering, our Chairman and Chief Executive Officer, Dr. Soon-Shiong, and entities affiliated with him, will continue to control a majority of our common stock. As a result, we are a “controlled company” within the meaning of NASDAQ listing standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain NASDAQ corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors and (2) the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Following this offering, we intend to rely on certain of these exemptions. As a result, we will not have a nominating and corporate governance committee. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements.

If you purchase our common stock in this offering, because the initial public offering price of our common stock will be substantially higher than our as adjusted net tangible book value per share following this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing common stock in this offering will pay a price per share that substantially exceeds our net tangible book value per share as of March 31, 2016. Net tangible book value is our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $        per share, based on the difference between the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and the as adjusted net tangible book value per share of our outstanding common stock as of March 31, 2016.

This dilution is due to our investors who purchased shares prior to this offering having paid substantially less than the price offered to the public in this offering when they purchased their shares. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation.

These future issuances of common stock or common stock-related securities, together with the exercise of outstanding options and any additional shares issued in connection with acquisitions, if any, may result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section entitled “Dilution.”

In addition, pursuant to the Stockholders’ Agreement, we may be required to issue additional shares of our common stock depending on the initial public offering price of our common stock. The actual initial public offering price will be determined in good faith by our board of directors shortly before the pricing of this offering. The Stockholders’ Agreement provides that if we issue shares in connection with this offering at a price below $2.7995 per share, we would be required to issue additional shares of our common stock to our stockholders NHealth Holdings, Inc. and KHealth Holdings, Inc. in connection with the closing of this offering. For more details, see “Prospectus Summary—The Offering—Potential Issuances Pursuant to Our Stockholders’ Agreement.”

Participation in this offering by certain of our existing stockholders would reduce the available public float for our shares.

Entities affiliated with Dr. Patrick Soon-Shiong, our Chairman and Chief Executive Officer, and Celgene Corporation, each an existing stockholder of our company have indicated an interest in purchasing up to an aggregate of approximately $             million of shares of our common stock in this offering at the initial public offering price. Were this to occur, our executive officers, directors and stockholders owning more than 5% of our outstanding common stock prior to completion of this offering would, in the aggregate, own or control shares representing

approximately     % of our outstanding common stock, and Dr. Soon-Shiong would own or control approximately     % of our outstanding common stock.

If certain of our investors, including entities associated with Dr. Soon-Shiong or Celgene Corporation, are allocated all or a portion of the shares in which they have indicated an interest in this offering and purchase any such shares, such purchases would reduce the available public float for our shares because such entities would be restricted from selling the shares by a lock-up agreement entered into with us or our underwriters and/or by restrictions under applicable securities laws. As a result, any purchase of shares by such entities in this offering may reduce the liquidity of our common stock relative to what it would have been had these shares been purchased by investors that were not associated with us.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common stock will depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. There can be no assurance that analysts will cover us or provide favorable coverage. If one or more of the analysts who cover us downgrade our stock or change their opinion of our stock, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We are not subject to the provisions of Section 203 of the Delaware General Corporation Law, which could negatively affect your investment.

We elected in our amended and restated certificate of incorporation to not be subject to the provisions of Section 203 of the Delaware General Corporation Law, or Section 203. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or, in certain cases, within three years prior, did own) 15% or more of the corporation’s voting stock. Our decision not to be subject to Section 203 will allow, for example, Dr. Soon-Shiong, our Chairman and Chief Executive Officer (who, with entities affiliated with him, will beneficially own approximately         % of our common stock) to transfer shares in excess of 15% of our voting stock to a third-party free of the restrictions imposed by Section 203. This may make us more vulnerable to takeovers that are completed without the approval of our board of directors and/or without giving us the ability to prohibit or delay such takeovers as effectively.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be effective upon the completion of this offering, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders. These provisions include:

■	a requirement that special meetings of stockholders be called only by the board of directors, the president or the chief executive officer;

■	advance notice requirements for stockholder proposals and nominations for election to our board of directors; and

■	the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval and which preferred stock may include rights superior to the rights of the holders of common stock.

These anti-takeover provisions and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws and our indemnification agreements that we have entered into with our directors and officers provide that:

■	We will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

■	We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

■	We are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

■	We will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification.

■	The rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons.

■	We may not retroactively amend our bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

To the extent that a claim for indemnification is brought by any of our directors or officers, it would reduce the amount of funds available for use in our business.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the provisions of our amended and restated certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

The industry- and market-related estimates included in this prospectus are based on various assumptions and may prove to be inaccurate.

Industry- and market-related estimates included in this prospectus, including, without limitation, estimates related to our market size and industry data, are subject to uncertainty and are based on assumptions which may not prove to be accurate. This may have negative consequences, such as us overestimating our potential market opportunity. For more information, see the section titled “Market, Industry and Other Data.”

We are exposed to risks related to our international operations and failure to manage these risks may adversely affect our operating results and financial condition.

We are a global company with operations both inside and outside the United States. For example, we have foreign wholly owned subsidiaries, including NantHealth UK Ltd., NantHealth Singapore Private Ltd., NantHealth Canada, Inc. and NantHealth Technologies India Private Ltd. As a result, a portion of our operations are conducted by and/or rely on entities outside the United States. We may therefore be denied access to our customers or suppliers as a result of economic, legislative, political and military conditions in such countries.

International operations are subject to a number of other inherent risks, and our future results could be adversely affected by a number of factors, including:

■	requirements or preferences for domestic products or solutions, which could reduce demand for our products;

■	differing existing or future regulatory and certification requirements;

■	management communication and integration problems resulting from cultural and geographic dispersion;

■	greater difficulty in collecting accounts receivable and longer collection periods;

■	difficulties in enforcing contracts;

■	difficulties and costs of staffing and managing non-U.S. operations;

■	the uncertainty of protection for intellectual property rights in some countries;

■	tariffs and trade barriers, export regulations and other regulatory and contractual limitations on our ability to sell our products;

■	greater risk of a failure of foreign employees to comply with both U.S. and foreign laws, including export and antitrust regulations, the FCPA and any trade regulations ensuring fair trade practices;

■	heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements;

■	potentially adverse tax consequences, including multiple and possibly overlapping tax structures; and

■	political and economic instability, political unrest and terrorism.

In addition, the expansion of our existing international operations and entry into additional international markets has required, and will continue to require, significant management attention and financial resources. These factors and other factors could harm our ability to gain future revenues and, consequently, materially impact our business, financial condition and results of operations.

Our management team will have broad discretion to use the net proceeds from this offering and its investment of these proceeds may not yield a favorable return. They may invest the proceeds of this offering in ways with which investors disagree.

Our management team will have broad discretion in the application of the net proceeds from this offering and could spend or invest the proceeds in ways with which our stockholders disagree. Accordingly, investors will need to rely on our management team’s judgment with respect to the use of these proceeds. We intend to use the proceeds from this offering to pay approximately $         million to cover withholding taxes for the issuance of common stock to holders of phantom units that vest in connection with this offering under our Phantom Unit Plan, and the remainder for general corporate purposes, including commercializing new solutions and product extensions and pursuing targeted acquisitions. However, we currently have no agreements or commitments to complete any such transaction. These uses may not yield a favorable return to our stockholders.

We cannot specify with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering. Accordingly, we will have broad discretion in using these proceeds. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. Some of the statements in the section captioned “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this prospectus include, but are not limited to, statements about:

■	the structural change in the market for healthcare in the United States, including uncertainty in the healthcare regulatory framework and regulatory developments in the United States and foreign countries;

■	the evolving treatment paradigm for cancer, including physicians’ use of molecular information and targeted oncology therapeutics and the market size for molecular information products;

■	physicians’ need for precision medicine products and any perceived advantage of our solutions over those of our competitors, including the ability of our comprehensive platform to help physicians treat their patients’ cancers;

■	our ability to generate revenue from sales of products enabled by our molecular and biometric information platforms to physicians in clinical settings;

■	our ability to increase the commercial success of our sequencing and molecular analysis solution;

■	our plans or ability to obtain reimbursement for our sequencing and molecular analysis solution, including expectations as to our ability or the amount of time it will take to achieve successful reimbursement from third-party payors, such as commercial insurance companies and health maintenance organizations, and government insurance programs, such as Medicare and Medicaid;

■	our ability to effectively manage our growth, including the rate and degree of market acceptance of our solutions;

■	our ability to offer new and innovative products and services;

■	our ability to attract new partners and clients;

■	our ability to estimate the size of our target market;

■	our ability to maintain and enhance our reputation and brand recognition;

■	consolidation in the healthcare industry;

■	competition which could limit our ability to maintain or expand market share within our industry;

■	restrictions and penalties as a result of privacy and data protection laws;

■	our use of “open source” software;

■	our ability to use, disclose, de-identify or license data and to integrate third-party technologies;

■	data loss or corruption due to failures or errors in our systems and service disruptions at our data centers;

■	breaches or failures of our security measures;

■	our reliance on Internet infrastructure, bandwidth providers, data center providers, other third parties and our own systems for providing services to our users;

■	risks related to future acquisition opportunities;

■	the requirements of being a public company;

■	our ability to attract and retain key personnel;

■	our ability to obtain and maintain intellectual property protection for our solutions and not infringe upon the intellectual property of others;

■	our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act;

■	the potential issuance of additional shares pursuant to our Stockholders’ Agreement; and

■	our use of the net proceeds from this offering.

In addition, you should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

TRADEMARKS

We own or have rights to trademarks and service marks that we use in connection with the operation of our business. NantHealth, Inc. and our logo as well as other protected brands such as CareFx, our clinical operating system, cOS or NantOS, DeviceConX, FusionFX, GPS Cancer, HBox, Vitality, VitalsConX, NaviNet, CLINICS, eviti, eviti | Connect, eviti | IQ, and other marks relating to our eviti product line are used in this prospectus. Solely for convenience, the trademarks and service marks referred to in this prospectus are listed without the (sm) and (TM) symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. Additionally, we do not intend for our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

MARKET, INDUSTRY AND OTHER DATA

We obtained the industry, market and similar data set forth in this prospectus from our own internal estimates and research, industry publications and surveys and studies conducted by third parties. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such information and estimates.

Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

DIVIDEND POLICY

We currently intend to retain any future earnings and do not anticipate paying any cash dividends on our common stock in the foreseeable future following the completion of this offering. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on, among other factors, our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of                 shares of our common stock in this offering will be $         million, based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that our net proceeds would be $         million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, establish a public market for our common stock and facilitate our future access to the public capital markets. More specifically, we anticipate that we will use the net proceeds from this offering, together with our existing cash, to pay approximately $             million to cover withholding taxes for the issuance of common stock to holders of phantom units that vest in connection with this offering under our Phantom Unit Plan, and the remainder for general corporate purposes, including commercializing new solutions and product extensions and pursuing targeted acquisitions. We may also use a portion of the net proceeds from this offering and our existing cash and cash equivalents to in-license, acquire or invest in complementary business, technologies, products or assets. However, we have no current plans, commitments or obligations to do so.

We believe that the net proceeds from this offering and our existing cash, cash equivalents, marketable securities, and our ability to borrow from affiliated entities, will be sufficient to fund our operations through at least the next 12 months. This expected use of the net proceeds from the offering represents our intentions based upon our current plans and business conditions. We cannot specify with certainty all of the particular uses of the net proceeds that we will receive from this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures will depend on numerous factors, including the success of product development efforts and market dynamics while evaluating targeted acquisitions. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in using these proceeds. Investors will be relying on our judgment regarding the use of the net proceeds from this offering. Pending the use of proceeds as described above, we plan to invest the net proceeds that we receive in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit or direct or guaranteed obligations of the U.S. government. We cannot predict whether the invested proceeds will yield a favorable return.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and marketable securities and capitalization as of March 31, 2016:

■	on an actual basis;

■	on a pro forma basis, giving effect to (i) the LLC Conversion described under the section titled “Certain Relationships and Related Party Transactions—LLC Conversion” and (ii) the conversion of $40.0 million in aggregate principal amount of a note plus accrued interest thereon owed to NantOmics into shares of our common stock at the time of pricing of this offering, assuming a note conversion date of , 2016 and an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus; and

■	on a pro forma as adjusted basis to reflect (i) the pro forma adjustments discussed above, (ii) the issuance and sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and (iii) the issuance of shares issuable pursuant to the Stockholders’ Agreement to certain of our stockholders in connection with the closing of this offering (assuming the actual initial public offering price is equal to the assumed initial public offering price of $ per share, the midpoint of the price range, and the actual number of shares sold in this offering remains the same (each as set forth on the cover page of this prospectus)).

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Unaudited Pro Forma Condensed and Consolidated Financial Information,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	AS OF MARCH 31, 2016
(in thousands, except unit, share and per share data)	ACTUAL	PRO FORMA		PRO FORMA AS ADJUSTED (1)
	(unaudited)
Cash and cash equivalents and marketable securities	$24,630	$		$

Redeemable Series F units—no par value per unit, 53,580,996 issued and outstanding, actual; no units authorized, issued or outstanding, pro forma and pro forma as adjusted	168,667		—		—

Stockholders’ equity:
Series H units—no par value per unit, 15,513,726 issued and outstanding, actual; no units authorized, issued or outstanding, pro forma and pro forma adjusted	52,500
Series G units—no par value per unit, 59,099,908 issued and outstanding, actual; no units authorized, issued or outstanding, pro forma and pro forma as adjusted	200,000		—		—
Series E units—no par value per unit, 35,720,664 issued and outstanding, actual; no units authorized, issued or outstanding, pro forma and pro forma as adjusted	100,000		—		—
Series D units—no par value per unit, 3,572,066 issued and outstanding, actual; no units authorized, issued or outstanding, pro forma and pro forma as adjusted	10,000		—		—
Series B units—no par value per unit, 19,109,603 issued and outstanding, actual; no units authorized, issued or outstanding, pro forma and pro forma as adjusted	50,000		—		—
Series A units—no par value per unit, 420,255,676 issued and outstanding, actual; no units authorized, issued or outstanding, pro forma and pro forma as adjusted	112,652		—		—
Series C units—no par value per unit, 3,475,308 issued and outstanding, actual; no units authorized, issued or outstanding, pro forma and pro forma as adjusted	1,525		—		—
Common stock, $0.0001 par value, shares authorized, shares issued and outstanding, actual; shares issued and outstanding, pro forma and pro forma as adjusted	—
Additional paid-in capital	—
Accumulated deficit	(323,921)
Accumulated other comprehensive income	216

Total stockholders’ equity	202,972

Total capitalization	$371,639	$		$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. Each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) each of cash and cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The number of shares of our common stock set forth in the table above is based on the number of shares outstanding as of March 31, 2016 after giving effect to the LLC Conversion described under the section titled “Certain Relationships and Related Party Transactions—LLC Conversion,” and excludes:

■	shares of common stock issuable upon the vesting of restricted stock to be issued in connection with the LLC Conversion to the holders of profits interest units under our Profits Interests Plan that were issued as of March 31, 2016;

■	shares of common stock issuable upon the vesting of phantom units in connection with the completion of this offering under our Phantom Unit Plan that were outstanding as of March 31, 2016;

■	shares of common stock reserved for future issuance under our 2016 Plan, which will become effective in connection with the completion of this offering; and

■	any shares issuable under the Stockholders’ Agreement to certain of our stockholders, depending on the initial public offering price of our common stock.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of our common stock in this initial public offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

Our historical net tangible book value as of March 31, 2016 was approximately $105.8 million. Our historical net tangible book value is the amount of our total tangible assets less our liabilities. As of March 31, 2016, we had $265.8 million intangible assets. Historical net tangible book value per share is our historical net tangible book value divided by the number of shares of common stock outstanding as of March 31, 2016. Our pro forma net tangible book value as of March 31, 2016 was $        million, or $        per share, based on the total number of shares of our common stock outstanding as of March 31, 2016, after giving effect to (i) the LLC Conversion described under the section titled “Certain Relationships and Related Party Transactions—LLC Conversion” and (ii) the conversion of $40.0 million in aggregate principal amount of a note plus accrued interest thereon owed to NantOmics into              shares of our common stock at the time of pricing of this offering, assuming a note conversion date of                     , 2016 and an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus.

After giving effect to the pro forma adjustments set forth above and the sale of shares of common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at March 31, 2016 would have been $        million, or $        per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $        per share to existing stockholders and an immediate dilution of $        per share to new investors.

The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of March 31, 2016	$
Increase in pro forma net tangible book value per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) our pro forma net tangible book value per share to new investors by $            , and would increase (decrease) dilution per share to new investors in this offering by $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions. Each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) each of cash and cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $             million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions. In addition, to the extent any outstanding options are exercised, new investors would experience further dilution. If the underwriters exercise their option to purchase additional shares in full, the pro forma net tangible book value per share of our common stock after giving effect to this offering would be approximately $        per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be approximately $        per share of common stock.

The following table presents on a pro forma as adjusted basis as of March 31, 2016, after giving effect to the LLC Conversion, with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of common stock and the average price per share paid or to be paid to us at an assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	SHARES PURCHASED			TOTAL CONSIDERATION			WEIGHTED- AVERAGE PRICE PER SHARE
	NUMBER	PERCENT		AMOUNT	PERCENT
Existing stockholders			%	$		%	$
New investors							$

Total		100%		$	100%

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, would increase (decrease) each of the total consideration paid by new investors and total consideration paid by all stockholders by approximately $         million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions. In addition, to the extent any outstanding options are exercised or any outstanding restricted stock units have vested, new investors will experience further dilution.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares and no participation by any of our officers, directors or employees. If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding after this offering. In addition, entities affiliated with Dr. Patrick Soon-Shiong, our Chairman and Chief Executive Officer, and Celgene Corporation, each an existing stockholder of our company, have indicated an interest in purchasing up to an aggregate of approximately $     million of shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to any of these parties, or any of these parties may determine to purchase more, fewer or no shares in this offering.

The number of shares of our common stock set forth in the table above is based on the number of shares outstanding as of March 31, 2016 after giving effect to the LLC Conversion described under the section titled “Certain Relationships and Related Party Transactions—LLC Conversion,” and excludes:

■	shares of common stock issuable upon the vesting of restricted stock to be issued in connection with the LLC Conversion to the holders of profits interest units under our Profits Interests Plan that were issued as of March 31, 2016;

■	shares of common stock issuable upon the vesting of phantom units in connection with the completion of this offering under our Phantom Unit Plan that were outstanding as of March 31, 2016;

■	shares of common stock reserved for future issuance under our 2016 Plan, which will become effective in connection with the completion of this offering; and

■	any shares issuable under the Stockholders’ Agreement to certain of our stockholders, depending on the initial public offering price of our common stock.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information and related notes is based on the historical financial information of our company, after giving effect to (i) our equity method investment in NantOmics, LLC, or the NantOmics Investment, (ii) our acquisition of NaviNet, or the NaviNet Acquisition, and the related debt issued to finance such acquisition, (iii) the LLC Conversion as described in “Certain Relationships and Related Party Transactions—LLC Conversion” and (iv) the sale of                  shares of common stock in this offering at the assumed initial public offering price of $         (the midpoint of the price range set forth on the cover page of this prospectus), or the Offering Transactions.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2015 is presented as if the NantOmics Investment, the NaviNet Acquisition, the LLC Conversion and the Offering Transactions occurred on January 1, 2015. An unaudited pro forma condensed combined balance sheet as of March 31, 2016 is presented as if the LLC Conversion and the Offering Transactions occurred as of March 31, 2016. The NantOmics Investment and the NaviNet Acquisition are included in our historical consolidated balance sheet and therefore these transactions do not require further adjustment within the March 31, 2016 pro forma condensed combined balance sheet.

The historical financial information is adjusted in the unaudited condensed combined pro forma financial statements to give effect of pro forma adjustments that are (1) directly attributable to the transactions, (2) factually supportable, and (3) with respect to the pro forma condensed combined statements of operations, expected to have a continuing impact on our combined results.

The unaudited pro forma condensed combined statements of operations are based on estimates and assumptions which have been made solely for the purposes of developing such pro forma information. The pro forma adjustments arising from the NantOmics Investment are derived from the application of the equity method of accounting. Pro forma adjustments arising from the NaviNet Acquisition are derived from the estimated fair value of the assets acquired and liabilities assumed in that transaction and the impacts of the debt issued to finance the acquisition. The unaudited pro forma condensed combined statements of operations also include certain purchase accounting adjustments such as increased amortization expense on acquired intangible assets and removal of transaction costs directly attributable to the NaviNet Acquisition. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable.

The unaudited pro forma condensed combined financial statements have been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the transactions been completed as of the dates indicated. Since the unaudited pro forma adjustments related to the NaviNet Acquisition have been prepared based on preliminary estimates, the final amounts based on the final purchase price allocation may differ materially from the information presented. These estimates are subject to change pending further review of the fair value of the assets acquired and liabilities assumed. The unaudited condensed combined pro forma financial information is not a projection of our results of operations or financial position for any future period or date. The preparation of the unaudited pro forma condensed combined financial information requires the use of certain estimates and assumptions, which may be materially different from our actual experience.

The unaudited pro forma combined financial statements, including the notes thereto, should be read in conjunction with our audited historical consolidated and combined financial statements and NaviNet’s historical audited consolidated financial statements, each appearing elsewhere in this prospectus.

Nant Health, LLC

Unaudited Pro Forma Condensed Combined Balance Sheet

March 31, 2016

(in thousands)

	Historical	PRO FORMA ADJUSTMENTS
	NANTHEALTH	LLC CONVERSION		OFFERING TRANSACTIONS		TOTAL PRO FORMA ADJUSTMENTS	PRO FORMA COMBINED
Assets			4B		4A
Current assets
Cash and cash equivalents	$24,560	$		$		$	$
Marketable securities	70
Accounts receivable, net	16,596
Inventories, net	2,197
Defered implementation costs	1,310
Related party receivables	1,244
Prepaid expenses and other current assets	11,125

Total current assets	57,103
Property, plant and equipment, net	24,308
Deferred implementation costs, net of current	6,246
Goodwill	129,959
Intangible assets, net	135,875
restricted cash	350
Investment in related parties	245,277
Related party receivable	1,300
Other assets	1,918

Total assets	$602,336	$		$		$	$

Liabilities, Redeemable Units and Stockholders’ Equity
Current liabilities
Accounts payable	$5,315	$		$		$	$
Accrued expenses	17,080
Deferred revenue	20,921
Related party payables	7,449
Related party promissory notes	152,666
Other current liabilities	956

Total current liabilities	204,386
Deferred revenue	15,089
Deferred taxes, net	10,772
Other liabilities	450

Total liabilities	230,697

Redeemable Series F units	168,667
Stockholders’ Equity
Series A units	112,652
Series B units	50,000
Series C units	1,525
Series D units	10,000
Series E units	100,000
Series G units	200,000
Series H units	52,500
Accumulated deficit	(323,921)
Accumulated other comprehensive income	216

Total stockholders’ equity	202,972

Total liabilities, redeemable units and stockholders’ equity	$602,336	$		$		$	$

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

Nant Health, LLC

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Three Months Ended March 31, 2016

(in thousands, except per share data)

	Historical	PRO FORMA ADJUSTMENTS
	NANTHEALTH	LLC CONVERSION	OFFERING TRANSACTIONS		TOTAL PRO FORMA ADJUSTMENTS	PRO FORMA COMBINED
Revenue
Software and hardware	$728	$	$		$	$
Software-as-a-service	13,646

Total software-related revenue	14,374
Maintenance	3,138
Sequencing and molecular analysis	—
Other services	1,939

Total net revenue	19,451
Cost of revenue
Software and hardware	239
Software-as-a-service	4,423

Total software-related cost of revenue	4,662
Maintenance	530
Sequencing and molecular analysis	—
Other services	3,565
Amortization of developed technologies	4,281

Total cost of revenue	13,038

Gross profit	6,413
Operating Expenses:
Selling, general and administrative	26,977
Research and development	10,694
Amortization of software license and acquisition-related assets	1,815
Impairment of intangible asset	—

Total operating expenses	39,486

Loss from operations	(33,073)
Interest expense, net	(1,498)
Other income, net	338
Loss from equity method investments	(2,914)

Loss before income taxes	(37,147)
Provision for income taxes	(4,397)

Net loss	$(32,750)	$		4C	$	$

Net loss per share
Basic net loss per share
Diluted net loss per share
Number of shares:
Basic
Diluted

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

Nant Health, LLC

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2015

(in thousands, except per share data)

	HISTORICAL		PRO FORMA ADJUSTMENTS
	NANTHEALTH	(I) NAVINET (AS ADJUSTED)	NANTOMICS INVESTMENT		NAVINET ACQUISITION		LLC CONVERSION	OFFERING TRANSACTIONS	TOTAL PRO FORMA ADJUSTMENTS	PRO FORMA COMBINED
Revenue
Software and hardware	$14,616	$—	$—		$—		$	$	$	$
Software-as-a-service	20,734	40,240	—		—

Total software-related revenue	35,350	40,240	—		—
Maintenance	10,452	—	—		—
Sequencing and molecular analysis	75	—	—		—
Other services	12,427	14,372	—		—

Total net revenue	58,304	54,612	—		—
Cost of revenue
Software and hardware	90	—	—		—
Software-as-a-service	7,019	20,178	—		—

Total software-related cost of revenue	7,109	20,178	—		—
Maintenance	1,874	—	—		—
Sequencing and molecular analysis	39	—	—		—
Other services	15,202	3,073	—		—
Amortization of developed technologies	10,585	2,007	—		2,564	4D

Total cost of revenue	34,809	25,258	—		2,564

Gross profit	23,495	29,354	—		(2,564)
Operating Expenses:
Selling, general and administrative	69,021	18,910	—		(2,420)	4E
Research and development	23,835	25,039	—		(3,623)	4D
Amortization of software license and acquisition-related assets	1,542	1,981	—		2,236	4D

Total operating expenses	94,398	45,930	—		(3,807)

Loss from operations	(70,903)	(16,576)	—		1,243
Interest expense, net	(627)	(2,794)	—		(2,755)	4F
Other income, net	2,508	1,079	—		—
Loss from equity method investments	(2,584)	—	(4,831)	4G	—

Loss before income taxes	(71,606)	(18,291)	(4,831)		(1,512)
Provision (benefit) for income taxes	405	188	—		(915)	4H

Net loss	$(72,011)	$(18,479)	$(4,831)		$(597)		$	$	$	$

Net loss per share						4C
Basic net loss per share
Diluted net loss per share
Number of shares:
Basic
Diluted

(i)	The historical income statement of NaviNet includes reclassifications of certain revenues and expenses to conform with the presentation of our historical Condensed Combined Statement of Operations.

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

1. Basis of Presentation and Description of Transaction

The unaudited pro forma condensed combined financial statements were prepared in accordance with U.S. GAAP and pursuant to U.S. Securities and Exchange Commission Regulation S-X Article 11, and present the pro forma financial position and results of operations of the combined transactions based upon historical information after giving effect to adjustments described in these Notes to the Unaudited Pro Forma Condensed Combined Financial Statements. An unaudited pro forma condensed combined balance sheet as of March 31, 2016 is presented as if the transactions had occurred on March 31, 2016. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2015 and for the three months ended March 31, 2016 are presented as if the transactions had occurred on January 1, 2015 and 2016, respectively.

On November 30, 2015, NantHealth entered into a definitive agreement with 3BE Holdings, LLC to acquire 100% of the outstanding equity interest of NaviNet. NaviNet provides a secure, collaboration network connecting over 40 health plans and which is estimated to be utilized in more than 60% of the nation’s physicians’ offices. NaviNet Open will serve as a nationwide scalable, real-time access point and secure web-based portal for patients and providers. The NaviNet Acquisition closed on January 1, 2016.

The NaviNet Acquisition has been accounted for using the acquisition method of accounting in accordance with current accounting guidance for business combinations and non-controlling interests. Under the acquisition method, the total purchase price for the acquisition will be allocated to the net identifiable tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. Any excess of the preliminary purchase price over the estimated fair value of identified assets acquired and liabilities assumed is recognized as goodwill. We have performed a preliminary valuation analysis of the NaviNet assets acquired and liabilities assumed and the related allocation of the estimated consideration transferred to such items. As a result, amounts used in these unaudited pro forma condensed combined financial statements may differ from the actual amounts once we have determined the final allocation of the consideration transferred and completed the detailed valuation analysis and calculations necessary to finalize the required purchase price allocations. Accordingly, the final allocation of the consideration transferred and its effect on the results of operations may differ materially from the estimated allocation and unaudited pro forma combined amounts included herein.

In June 2015, we invested a substantial portion of our available capital to acquire 168.5 million Series A-2 units in NantOmics, a majority owned company of NantWorks. Our investment was completed for an aggregate purchase price of $250.0 million, consisting of $99.2 million in marketable securities and $150.8 million of cash. Additionally, NantOmics issued 611 of its Series A-2 units having an approximate fair value of $0.8 million to us on September 8, 2015 in exchange for its purchase of NantHealth’s equity interests in Translational Research Management, LLC, or TRM, for a total investment in NantOmics of $250.8 million. As a result of these transactions, our Series A-2 units represent approximately 14.3% of NantOmics’ issued and outstanding membership interests. We account for our 14.3% ownership interest in NantOmics using the equity method of accounting and the percentage of NantOmics’ net loss attributable to our 14.3% interest is shown as loss from equity method investments in our consolidated statements of operations.

2. Estimated Purchase Price Consideration

The estimated consideration for the NaviNet Acquisition is approximately $136.0 million and consisted of the issuance of 15.5 million of our Series H units valued at $52.5 million, $83.5 million in cash, subject to working capital adjustments, and contingent arrangements or earnouts of up to $12.3 million. The contingent arrangements or earnouts require the Company to pay up to a total of $12.3 million to certain of NaviNet’s former shareholders if NaviNet’s revenues to those former shareholders exceed certain thresholds during the years ended December 31, 2016 and 2017. These contingent amounts or earnouts have been excluded from the purchase price consideration and will be accounted for as sales incentives if and when certain predefined targets are met and will be reflected as contra revenue.

In order to finance the acquisition, we executed a $112.7 million demand promissory note in favor of our affiliate, NantCapital, LLC, or NantCapital. The note bears interest at a per annum rate of 5% and is compounded annually. The unpaid principal and any accrued and unpaid interest on the note are due and payable on demand in cash, units of our membership interests (with each unit valued at $3.3841), Series A-2 units of NantOmics held by us or any combination of the foregoing at the sole discretion of NantCapital. Subject to the preceding sentence, we may prepay the outstanding amount at any time, either in whole or in part, without premium or penalty and without the consent of NantCapital. In May 2016, the promissory note was amended to provide that all outstanding principal and accrued interest is due and payable on June 30, 2021, and not on demand.

3. Estimated Purchase Price Allocation

We have performed a preliminary valuation analysis of the fair market value of NaviNet’s assets and liabilities. The following table summarizes the allocation of the preliminary purchase price as of the acquisition date:

ESTIMATED FAIR VALUE
Cash and restricted cash	$4,454
Accounts receivable, net	9,996
Fixed assets	7,953
Other assets, net	2,504
Accounts payable	(4,585)
Accrued expenses	(3,488)
Deferred revenue	(3,558)
Deferred tax liability	(15,299)
Assumed indebtedness	(23,324)
Trade names	3,000
Developed technology	32,000
Customer relationships	52,000
Goodwill	74,376

Total fair value of net assets acquired	$136,029

At the closing of the acquisition, we repaid the $23.3 million of NaviNet’s indebtedness presented in the table above. This preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma condensed and combined balance sheet and income statement. The final purchase price allocation will be determined when we have completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include (1) changes in the fair value of property, plant and equipment, (2) changes in the allocation to intangible assets and goodwill and (3) other changes to assets and liabilities.

4. Preliminary Pro Forma Financial Statement Adjustments

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

Unaudited Pro Forma Condensed Combined Balance Sheet

(A)	Offering Transactions—Represents the sale of shares of common stock in this offering at the assumed initial public offering price of $ (the midpoint of the price range set forth on the cover page of this prospectus).

(B)	LLC Conversion—Represents the effects of our conversion from a limited liability company to a corporation, as described in “Certain Relationships and Related Party Transactions—LLC Conversion,” including the issuance of shares of our common stock to our prior members.

Unaudited Pro Forma Condensed Combined Statement of Operations

(C)	Pro forma basic and diluted loss per share—Pro forma basic and diluted loss per share is calculated as follows (In thousands, except share and per share data):

	BASIC	DILUTED
EPS Numerator:
Net loss attributable to common stock	$	$

EPS Denominator:
Common shares offered hereby
Restricted common shares

Total common shares

Loss per share	$	$

(D)	Reflects the change in intangible amortization expense as a result of the elimination of NaviNet’s historical intangible assets and recognition of acquired intangible assets. Historical amortization of intangible assets, deferred implementation costs, and internal use software amortization expense of $7.6 million is included in amortization of developed technologies, research and development and amortization of software license and other acquisition-related assets during the year ended December 31, 2015. The following table summarizes the estimated fair values of the NaviNet identifiable intangible assets, their estimated useful lives and the change in amortization expense (in thousands (except years)):

	ESTIMATED FAIR VALUE	ESTIMATED USEFUL LIFE IN YEARS	YEAR ENDED DECEMBER 31, 2015 AMORTIZATION EXPENSE
Customer relationships	$52,000	15	$3,467
Developed technology	32,000	7	4,571
Trade name	3,000	4	750

	$87,000		8,788

Historical amortization expense			(7,611)

Proforma amortization adjustment			$1,177

(E)	Represents the removal of $2.4 million of non-recurring transaction-related expenses incurred by us and NaviNet during the year ended December 31, 2015.

(F)	Represents the net increase to interest expense for the year ended December 31, 2015 resulting from interest on the new demand promissory note to finance the acquisition of NaviNet and the removal of historical interest expense on NaviNet’s debt, as follows (in thousands):

Interest expense on new demand promissory note	$5,633
Elimination of interest expense for NaviNet	(2,878)

Pro forma increase in interest expense	$2,755

(G)	To reflect a 14.3% proportionate interest in the results of NantOmics from January 1 to June 19, 2015 and the amortization of the difference between the cost of our investment in NantOmics and the amount of our underlying equity in NantOmics’ net assets. The total pro forma adjustment of $4.8 million includes $3.2 million of amortization related to the basis differences that existed at the date of our investment in NantOmics. We attributed $28.2 million and $14.4 million of these differences to NantOmics’ developed technologies and our reseller agreement with NantOmics, respectively, and the remaining basis differences were attributed to goodwill. We amortize the basis differences related to the developed technologies and the reseller agreement with NantOmics over their estimated useful lives of 7 years and 5.5 years, respectively.

(H)	Represents the estimated net tax benefit from pro forma adjustments to NaviNet for the year ended December 31, 2015.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

We derived the following selected statements of our operations data for the years ended December 31, 2014 and 2015 and selected consolidated balance sheet data as of December 31, 2014 and 2015 from our audited financial statements included elsewhere in this prospectus. These statements do not include the historical results of our NaviNet acquisition which was completed in January 2016. We derived the following summary statements of our operations data for the three months ended March 31, 2015 and 2016, and our summary balance sheet data as of March 31, 2016, from our unaudited condensed consolidated and combined financial statements and related notes included elsewhere in this prospectus. Our interim unaudited financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America on the same basis as the annual audited financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of our financial position as of March 31, 2016 and our results of our operations for the three months ended March 31, 2015 and 2016. Historical results are not necessarily indicative of the results that may be expected in the future and are not necessarily indicative of results to be expected any other period. You should read the following selected consolidated financial data below together with the consolidated financial statements and related notes included elsewhere in this prospectus, as well as the section of this prospectus captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2014	2015	2015	2016
(in thousands)			(unaudited)
Consolidated Statements of Operations Data:
Revenue:
Software and hardware	$8,372	$14,616	$3,762	$728
Software-as-a-service	9,778	20,734	3,806	13,646

Total software-related revenue	18,150	35,350	7,568	14,374
Maintenance	5,345	10,452	2,495	3,138
Sequencing and molecular analysis	—	75	—	—
Other services	10,426	12,427	1,680	1,939

Total net revenue	33,921	58,304	11,743	19,451

Cost of Revenue:
Software and hardware	1,025	90	(462)	239
Software-as-a-service	8,026	7,019	1,960	4,423

Total software-related cost of revenue	9,051	7,109	1,498	4,662
Maintenance	438	1,874	110	530
Sequencing and molecular analysis	—	39	—	—
Other services	7,047	15,202	1,647	3,565
Amortization of developed technologies	7,694	10,585	2,311	4,281

Total cost of revenue	24,230	34,809	5,566	13,038

Gross Profit	9,691	23,495	6,177	6,413

Operating Expenses:
Selling, general and administrative	46,209	69,021	16,392	27,373
Research and development	16,979	23,835	4,690	10,694
Amortization of software license and acquisition-related assets	7,033	1,542	33	1,815
Impairment of intangible asset	24,150	—	—	—

Total operating expenses	94,371	94,398	21,115	39,882

Loss from operations	(84,680)	(70,903)	(14,938)	(33,469)
Interest expense, net	(980)	(627)	(325)	(1,498)
Other income (expense), net	(477)	2,508	1,300	338
Income (loss) from equity method investments	1,525	(2,584)	—	(2,914)

Loss before income taxes	(84,612)	(71,606)	(13,963)	(37,543)
Provision (benefit) for income taxes	5	405	1	(4,398)

Net loss	(84,617)	(72,011)	(13,964)	(33,145)
Less: Net loss attributable to non-controlling interests	(192)	—

Net loss attributable to NantHealth	$(84,425)	$(72,011)	$(13,964)	$(33,145)

Other Data:
Adjusted EBITDA (1)	$(43,173)	$(51,781)	$(10,351)	$(17,363)

	AS OF DECEMBER 31,		AS OF MARCH 31,
	2014	2015	2016
(in thousands)			(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents and marketable securities	$225,570	$7,232	$24,630
Working capital (deficit)	146,221	(10,210)	(147,283)
Total assets	310,875	411,953	602,336
Total liabilities	96,074	60,906	230,697
Redeemable Series F units	150,000	166,042	168,667
Accumulated deficit	(219,160)	(291,171)	(323,921)
Total stockholders’ equity	64,801	185,005	202,972

(1)	EBITDA represents earnings before interest, taxes, depreciation and amortization, a non-GAAP financial measure, and is used by us and others as a supplemental measure of performance. We use Adjusted EBITDA to assess the performance of our core operations, for financial and operational decision making, and as a supplemental or additional means of evaluating period-to-period comparisons on a consistent basis. Adjusted EBITDA is calculated as net loss adjusted to exclude depreciation and amortization, interest expense, provision for income taxes, other income/loss, income/loss from equity method investments, stock-based compensation expense, long-lived assets impairment charges and corporate restructuring. We believe Adjusted EBITDA provides investors relevant and useful information. EBITDA and Adjusted EBITDA do not reflect our historical cash expenditures or future cash requirements for capital expenditures or contractual commitments. While EBITDA and Adjusted EBITDA are relevant and widely used measures of performance, they do not represent net income or cash flows from operations as defined by U.S. GAAP, and they should not be considered as alternatives to those indicators in evaluating performance. Other companies, including companies in our industry, may calculate EBITDA and Adjusted EBITDA measures differently, which reduces their usefulness as a comparative measure.

We compensate for these limitations by using EBITDA and Adjusted EBITDA along with other comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance. These U.S. GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. EBITDA and Adjusted EBITDA are not intended as alternatives to net income (loss) as indicators of our operating performance, as alternatives to any other measure of performance in conformity with U.S. GAAP or as alternatives to cash flow provided by operating activities as measures of liquidity. You should therefore not place undue reliance on EBITDA and Adjusted EBITDA or ratios calculated using those measures. Our U.S. GAAP-based measures can be found in our consolidated financial statements and related notes included elsewhere in this prospectus. The following table presents a reconciliation of loss from operations to EBITDA and Adjusted EBITDA:

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
(in thousands)	2014	2015	2015	2016
			(unaudited)
Net loss	$(84,617)	$(72,011)	$(13,964)	$(33,145)
Depreciation and amortization	16,178	15,788	3,154	7,809
Interest expense, net .	980	627	325	1,498
Provision (benefit) for income taxes	5	405	1	(4,397)

EBITDA	(67,454)	(55,191)	(10,484)	(28,235)
Other (income)/loss, net .	477	(2,508)	(1,300)	(338)
(Income)/Loss from equity method investments .	(1,525)	2,584	—	2,914
Stock-based compensation expense .	340	1,429	906	4,911
Long-lived assets impairment charges .	24,150	—	—	—
Corporate restructuring	839	1,905	527	1,966
Sales incentives (2)	—	—	—	1,420

Adjusted EBITDA	$(43,173)	$(51,781)	$(10,351)	$(17,362)

(2)	Sales incentives reflect the current periods’ estimate of an earn out payment related to our acquisition of NaviNet. This is being accounted for as a sales incentive and recorded as contra revenue instead of purchase price consideration, because the earn out payments are tied to future revenue targets from the former owners of Navinet who are also customers.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results could differ materially from those anticipated by these forward-looking statements as a result of many factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this prospectus, including those set forth under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

We are a leading next-generation, evidence-based, personalized healthcare company focused on enabling our clients to fundamentally change the diagnosis, treatment and pharmacoeconomics of cancer and other critical illnesses. We believe a molecular-driven, systems-based approach to making clinical treatment decisions based on large-scale, real time biometric and phenotypical data will become the standard of care initially for patients with cancer and, ultimately, other critical illnesses. We derive revenue from selling GPS Cancer, to which we obtained exclusive access from an affiliate, and CLINICS, as well as NantOS and NantOS apps, to healthcare providers and payors, self-insured employers and biopharmaceutical companies. CLINICS, NantOS and NantOS apps include proprietary methods and algorithms for enabling healthcare providers to make better treatment decisions to improve patient outcomes and lower the cost of care, and allow healthcare payors to ensure that their dependents receive high quality care in a cost-effective manner. We believe that as healthcare providers and payors migrate to value-based reimbursement models and implement advances in precision medicine, our offerings position us at the forefront of multiple significant market opportunities. We are not aware of any other healthcare companies that have deployed technologies that span the disparate healthcare domains at our scale, depth or breadth.

We market CLINICS as a comprehensive integrated solution that includes GPS Cancer, NantOS and the NantOS apps. We also market GPS Cancer, NantOS, individual NantOS apps and suites of NantOS apps as stand-alone solutions. To accelerate our commercial growth and enhance our competitive advantage, we continue to:

■	introduce new marketing, education and engagement efforts and foster relationships across the oncology community to drive adoption of GPS Cancer;

■	pursue reimbursement of GPS Cancer from regional and national third-party payors and government payors;

■	publish scientific and medical advances;

■	strengthen our commercial organization to increase our CLINICS and GPS Cancer client base and to broaden usage of our solutions by existing clients who currently use only NantOS, specific NantOS apps or suites of NantOS apps; and

■	develop new features and functionality for CLINICS to address the needs of current and future healthcare provider and payor, self-insured employer and biopharmaceutical company clients.

We estimate that GPS Cancer and CLINICS, including the NantOS and NantOS apps, address a potential market opportunity in excess of $50 billion globally.

Since our inception, we have devoted substantially all of our resources to the development and commercialization of CLINICS, including NantOS and the NantOS apps, as well as the commercial launch of our GPS Cancer business. We have incurred significant losses since our inception, and as of March 31, 2016 our accumulated deficit was approximately $323.9 million. We expect to continue to incur operating losses over the near term as we drive adoption of GPS Cancer, expand our commercial operations, and invest further in CLINICS.

Recent Acquisitions and Investments

We have made several significant acquisitions and investments in 2014, 2015 and 2016, which have expanded the features and functionality of CLINICS, including the following:

■	NDO. In June 2014, we acquired NDO, which provides healthcare interoperability and informatics solutions through its cOS platform to address population health issues. Our results of operations include the impact of the NDO acquisition as of June 2014.

■	NantOmics. In June 2015, we invested a substantial portion of our available capital in NantOmics, a majority owned subsidiary of NantWorks. Our investment represents approximately 14.2% of the issued and outstanding membership interests of NantOmics. Our relationship with NantOmics provides us with access to the nation’s only CAP- and CLIA-certified whole genome and quantitative proteomics laboratory.

■	Harris. In July 2015, we acquired certain assets related to Harris Healthcare Solutions business, or HCS. Once integrated with our systems, we believe the acquired assets will help complex healthcare delivery organizations achieve better patient outcomes, clinical and administrative workflow efficiency and stronger collaboration across the continuum of care.

■	NaviNet. In January 2016, we acquired NaviNet, which provides a secure collaboration network connecting approximately 35 health plans and which is estimated to be utilized in more than 60% of the nation’s physicians’ offices as of the first quarter of 2016. NaviNet Open will serve as a nationwide scalable and secure web-based portal for patients and providers.

EBITDA and Adjusted EBITDA

EBITDA represents earnings before interest, taxes, depreciation and amortization, a non-GAAP financial measure, and is used by us and others as a supplemental measure of performance. We use Adjusted EBITDA to assess the performance of our core operations, for financial and operational decision making, and as a supplemental or additional means of evaluating period-to-period comparisons on a consistent basis. Adjusted EBITDA is calculated as net loss adjusted to exclude depreciation and amortization, interest expense, provision for income taxes, other income/loss, income/loss from equity method investments, stock-based compensation expense, long-lived assets impairment charges and corporate restructuring. We believe Adjusted EBITDA provides investors relevant and useful information. EBITDA and Adjusted EBITDA do not reflect our historical cash expenditures or future cash requirements for capital expenditures or contractual commitments. While EBITDA and Adjusted EBITDA are relevant and widely used measures of performance, they do not represent net income or cash flows from operations as defined by U.S. GAAP, and they should not be considered as alternatives to those indicators in evaluating performance. Other companies, including companies in our industry, may calculate EBITDA and Adjusted EBITDA measures differently, which reduces their usefulness as a comparative measure.

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
(in thousands)	2014	2015	2015	2016
			(unaudited)
Net loss	$(84,617)	$(72,011)	$(13,964)	$(33,145)

Depreciation and amortization	16,178	15,788	3,154	7,809
Interest expense, net	980	627	325	1,498
Provision (benefit) for income taxes	5	405	1	(4,397)

EBITDA	(67,454)	(55,191)	(10,484)	(28,235)

Other (income)/loss, net	477	(2,508)	(1,300)	(338)
(Income)/Loss from equity method investments	(1,525)	2,584	—	2,914
Stock-based compensation expense	340	1,429	906	4,911
Long-lived assets impairment charges	24,150	—	—	—
Corporate restructuring	839	1,905	527	1,966
Sales incentives	0	0	0	1,420

Adjusted EBITDA	$(43,173)	$(51,781)	$(10,351)	$(17,362)

We plan to (i) continue investing in our infrastructure, including but not limited to solution development, sales and marketing, implementation and support, (ii) continue efforts to make infrastructure investments within an overall context of maintaining reasonable expense discipline, (iii) add new clients through maintaining and expanding sales, marketing and solution development activities, (iv) expand our relationships with existing clients through delivery of add-on and complementary solutions and services and (v) continue our commitment of service in support of our client satisfaction programs. We believe that our growing client base using our NantOS and NantOS apps on a daily basis is a strategic asset, and we intend to expand sales of CLINICS offerings towards this client base in order to leverage this strategic asset.

Key Factors Affecting Our Performance

We believe that our performance and future success are dependent upon a number of factors, including our ability to (i) commercialize and grow acceptance and adoption of our GPS Cancer solutions, (ii) continue to expand sales of CLINICS, NantOS and NantOS apps to both new and existing clients, (iii) acquire and integrate technologies and businesses that would enhance our offering, (iv) innovate and enhance our Systems Infrastructure and platforms, including in particular, integrating our capabilities in support of growth of GPS Cancer, and (v) successfully invest in our infrastructure. While each of these areas presents significant opportunities for us, they also pose significant risks and challenges that we must address. See the section titled “Risk Factors” for more information.

Commercialize and Expand the Adoption of Our GPS Cancer Solution

Our performance depends on our ability to drive adoption of GPS Cancer and reimbursement at levels that are profitable. We also receive revenue from our sale of NantOmics’ whole genome sequencing and proteomic analysis based on certain amounts billed for the NantOmics services, as specified in our Reseller Agreement. GPS Cancer is the only comprehensive and commercially available clinical cancer platform incorporating and integrating whole genome (comparing both a patient’s normal and tumor tissue), RNA, proteomic and molecular pathways information into a clinical report that analyzes this data and identifies actionable targets and potential clinical treatment decisions. We believe the potential market for GPS Cancer is significant. We are increasing recognition of GPS Cancer by engaging and educating oncologists, cancer patients, patient advocacy groups and other key oncology stakeholders and pursuing reimbursement. In January 2016, Independence Blue Cross announced that it would provide insurance coverage for GPS Cancer, representing the nation’s first such insurance coverage for a comprehensive whole genome and proteome molecular diagnostic program in the United States.

Invest in Expansion and Further Penetration of Our Client Base

Our performance depends on our ability to continue to attract new clients and to broaden usage of CLINICS among existing clients, both domestically and internationally. We have designed CLINICS to address key challenges faced by constituents across the healthcare continuum as they require patient engagement capabilities and advanced technology systems to collect, analyze, interpret and store data and to implement comprehensive molecular analysis and value-based care models. We believe that we have an addressable market that is substantially larger than the market for traditional healthcare information technology. As a result, we believe we have the opportunity to substantially expand our current client base and broaden their usage of our solutions and services, as well as attract new clients to our integrated learning ecosystem.

Integrate Acquired Technologies and Businesses that Promote Our Mission

Our future performance will be impacted by how efficiently we integrate our acquired technologies, resources and personnel in order to accelerate our capabilities and solutions offerings. We have acquired several businesses or technologies in the years ending December 31, 2014 and 2015. We intend to continue incorporating our recent acquisitions into our Systems Infrastructure and platforms and expect to continue to pursue strategic acquisitions. We must integrate our recently acquired technologies into our NantOS and CLINICS platforms in order to promote our mission. We must also successfully integrate the workforce and our cultures as well to further benefit our future operations.

Invest in Innovation and Advancement of CLINICS

Our performance is also dependent on our research and development efforts and our ability to enhance the benefits of our Systems Infrastructure and to support the growth of our GPS Cancer solutions and address the evolving needs of healthcare constituents, and to develop new solutions and enhanced functionality within our existing platforms to address our clients’ needs. Our investments in this area include acquiring complementary businesses and solutions and increasing the number of full-time research and development associates. As of December 31, 2015, we had 249 research and development associates. We intend to continue to invest in innovation and leadership, including hiring top technical talent, focusing on core technology innovation and maintaining an agile organization that supports rapid solution release cycles.

Invest in Our Infrastructure to Support Our Growth

In addition, we are building our internal administrative and information technology capabilities and transitioning away from the use of third parties to provide these functions. We must continue to invest in our internal administrative systems as well as integrate the internal administrative systems of our acquired businesses.

Components of Our Results of Operations

Revenue

We generate our revenue from the sale of licensed software, maintenance, software-as-a-service, hardware and services. Our Systems Infrastructure and platforms support the delivery of both personalized comprehensive sequencing and molecular analysis and the implementation of value-based care models across the healthcare continuum. We generate revenue from the following sources:

Software, middleware and hardware—Software, middleware and hardware revenue is generated from the sale of NantOS and NantOS apps software on either a perpetual or term license basis, and the sale of our hardware. The software is installed on the client’s site or the client’s designated vendor’s site and is not hosted by us or by a vendor contracted by us. We also generate revenue from the resale of third-party software and hardware to our clients. Our software and hardware solutions sold include components of our NantOS, including FusionFX, cOS, DeviceConX and HBox.

Software-as-a-service—Software-as-a-service, or SaaS, revenue is generated from our clients’ access to and usage of our hosted software solutions on a subscription basis for a specified contract term, which is typically annually. In our SaaS arrangements, the client cannot take possession of the software during the term of the contract and generally only has the right to access and use the software and receive any software upgrades published during the subscription period. Solutions sold under a SaaS model include our eviti platform and NantOS and NantOS apps. SaaS revenue may include hosting of our software solutions on behalf of the client.

Maintenance—Maintenance revenue includes ongoing post-contract client support, or PCS, or maintenance during the paid PCS term. Additionally, PCS includes ongoing development of software updates and upgrades provided to the client on a when and if available basis. We sell NantOS, including DeviceConX and FusionFX, with maintenance contracts.

Sequencing and molecular analysis—Sequencing and molecular analysis revenue is generated by the process of performing sequencing and analysis of whole genome DNA, RNA and proteomic results, including GPS Cancer. We recognize revenue upon the delivery of the analysis and reporting of the results to the client.

Other services—Other services revenue includes revenue from professional services we provide that are generally complementary to our software and SaaS solutions and may or may not be required for the solution to function as desired by the client. When associated with software and SaaS, there services are generally provided in the form of training and implementation services during the software license period and do not include PCS. Other services revenue also includes the sale of nursing and therapy services provided to patients in a home care setting and any other services not included in the preceding revenue sources.

We have a portion of not yet established vendor-specific objective evidence, or VSOE, of fair value for any element other than PCS for our arrangements. In situations where VSOE of fair value exists for PCS but not a delivered element, the residual method is used to allocate revenue to the undelivered element equal to its VSOE value with the remainder allocated to the delivered elements. In situations where our services are essential to the functionality of our software and VSOE of fair value for PCS does not exist, we defer revenue and costs until we have delivered all elements of the arrangement and amortize revenue and costs over the initial PCS period. For our contracts with multiple elements, we defer revenue until only one undelivered element remains and then recognize the revenue following the pattern of delivery of the final undelivered element. The timing and pattern of this revenue recognition can cause variations in revenue from period-to-period.

Cost of Revenue

Cost of revenue consists primarily of personnel-related costs for associates providing services to our clients and supporting our revenue-generating platform infrastructure, including salaries, benefits and bonuses. Additional expenses include consultant costs, direct reimbursable travel expenses and other direct engagement costs associated with the design, development, sale and installation of our solutions, including system support and maintenance services. Our cost of revenue associated with each of our revenue sources is as follows:

■	Software, middleware and hardware—Software and hardware cost of revenue includes third-party software and hardware costs directly associated with our solutions.

■	Software-as-a-service—SaaS cost of revenue includes personnel-related and other direct costs associated with the delivery and hosting of NantOS and NantOS apps, including eviti, our cancer-decision support solution, on a subscription basis.

■	Maintenance—Maintenance cost of revenue includes personnel-related and other direct costs associated with the ongoing support or maintenance we provide for our clients.

■	Sequencing and molecular analysis—Sequencing and molecular analysis cost of revenue includes internal costs associated with these services and amounts due to NantOmics under our Reseller Agreement for the sequencing and analysis of whole genome, DNA, RNA and proteomic results.

■	Other services—Other services cost of revenue includes personnel-related and other direct costs associated with software training and implementation services provided to our clients as well as direct expenses relating to our nursing and therapy services provided to patients in a home care setting.

Cost of revenue also includes amortization of our developed technologies used to generate revenue. We plan to continue to expand our capacity to support our growth, which will result in higher cost of revenue in absolute dollars. We expect cost of revenue to decrease as a percentage of revenue over time as we expand CLINICS and realize economies of scale.

Operating Expenses

Our operating expenses consist of selling, general and administrative, research and development, amortization of software license and acquisition-related assets, and impairment of intangible assets.

Selling, general and administrative

Selling, general and administrative expense consists primarily of shared service fees from NantWorks, personnel-related expenses for our sales and marketing, finance, legal, human resources and administrative associates, and advertising and marketing promotions of CLINICS and GPS Cancer. It also includes trade show and event costs, sponsorship costs, point of purchase display expenses and related amortization as well as legal costs, consulting and professional fees, insurance and other corporate and administrative costs.

We expect our selling, general and administrative marketing expense to increase in absolute dollars as we continue to invest in our sales and marketing activities to attract new clients broaden usage of our solutions by existing clients, and expand our brand. Additionally, we expect to incur additional costs for legal, accounting, insurance, investor relations and other costs associated with operating as a public company. These increases include additional costs we expect to incur associated with compliance with the Sarbanes-Oxley Act and other regulations governing public companies as well as increased costs for directors’ and officers’ liability insurance and an enhanced investor relations function. However, we expect our selling, general and administrative expense to decrease as a percentage of revenue over the long term as our revenue increases and we realize economies of scale.

Research and development

Research and development expenses consist primarily of personnel-related costs for associates working on development of solutions, including salaries and benefits. Also included are non-personnel costs such as consulting and professional fees to third-party development resources.

Substantially all of our research and development expenses are related to developing new software solutions and improving our existing software solutions. To date, research and development expenses have been expensed as incurred as the period between achieving technological feasibility and the release of software solutions for sale has been short and development costs qualifying for capitalization have been insignificant.

We expect our research and development expenses to continue to increase in absolute dollars and as a percentage of revenue in the short term as we continue to make significant investments in developing new solutions and enhancing the functionality of our existing solutions. However, we expect our research and development expenses to decrease as a percentage of revenue over the long term as we realize economies of scale from our developed technology.

Amortization of software license and acquisition related assets

Amortization of software license and acquisition related assets consists of non-cash amortization expense related to our non-revenue generating technology as well as amortization expense that we recognize on intangible assets that we acquired through our investments.

Impairment of intangible asset

Impairment of intangible asset consists of a non-cash impairment charge that we recognized during the year ended December 31 2014. In 2013, we purchased an intangible asset for $34.5 million from a vendor for the right to use, operate, reproduce and sell a software solution exclusively within the United States and co-exclusively within the United Kingdom, or the Software License. In 2014, we determined that an impairment triggering event for the Software License had occurred given the nominal sales during the year and the minimal progress made in developing and distributing the software in the licensed territories. We determined that the Software License had no fair value given the significant amount of costs required to further develop the software to a point where it could be sold in the licensed territories. We fully impaired the intangible asset in the year ended December 31, 2014 and recorded a non-cash impairment charge of $24.2 million within operating expenses.

Interest Expense, net

Interest expense, net consists primarily of interest income earned on our cash and cash equivalents and marketable securities as well as interest expense associated with our outstanding borrowings.

Other Income (Expense), net

Other income (expense), net consists primarily of unrealized and realized gains (losses) on and dividends received from our marketable securities and other non-recurring items.

Income (Loss) from Equity Method Investments

Income (loss) from equity method investments consists of our pro rata share of income and losses of the companies that we own an ownership interest in and account for under the equity method of accounting.

Provision for Income Taxes

Provision for income taxes consists of U.S. federal and state and foreign income taxes. To date, we have no significant U.S. federal and foreign cash income taxes because of our LLC status and current and accumulated net operating losses.

We record a valuation allowance when it is more likely than not that some portion or all of a deferred tax asset will not be realized. In making such a determination, we consider all the available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, and ongoing prudent and feasible tax planning strategies in assessing the amount of the valuation allowance. When we establish or reduce the valuation allowance against the deferred tax assets, our provision for income taxes will increase or decrease, respectively, in the period such determination is made.

Results of Operations

The following table sets forth our consolidated and combined statements of operations data for each of the periods indicated:

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2014	2015	2015	2016
(in thousands)			(unaudited)
Revenue:
Software and hardware	$8,372	$14,616	$3,762	$728
Software-as-a-service	9,778	20,734	3,806	13,646

Total software-related revenue	18,150	35,350	7,568	14,374
Maintenance	5,345	10,452	2,495	3,138
Sequencing and molecular analysis	—	75	—	—
Other services	10,426	12,427	1,680	1,939

Total net revenue	33,921	58,304	11,743	19,451

Cost of Revenue:
Software and hardware	1,025	90	(462)	239
Software-as-a-service	8,026	7,019	1,960	4,423

Total software-related cost of revenue	9,051	7,109	1,498	4,662
Maintenance	438	1,874	110	530
Sequencing and molecular analysis	—	39	—	—
Other services	7,047	15,202	1,647	3,565
Amortization of developed technologies	7,694	10,585	2,311	4,281

Total cost of revenue	24,230	34,809	5,566	13,038

Gross Profit	9,691	23,495	6,177	6,413

Operating Expenses:
Selling, general and administrative	46,209	69,021	16,392	27,373
Research and development	16,979	23,835	4,690	10,694
Amortization of software license and acquisition-related assets	7,033	1,542	33	1,815
Impairment of intangible asset	24,150	—	—	—

Total operating expenses	94,371	94,398	21,115	39,882

Loss from operations	(84,680)	(70,903)	(14,938)	(33,469)
Interest expense, net	(980)	(627)	(325)	(1,498)
Other income (expense), net	(477)	2,508	1,300	338
Income (loss) from equity method investments	1,525	(2,584)	—	(2,914)

Loss before income taxes	(84,612)	(71,606)	(13,963)	(37,543)
Provision (benefit) for income taxes	5	405	1	(4,398)

Net loss	(84,617)	(72,011)	(13,964)	(33,145)
Less: Net loss attributable to non-controlling interests	(192)	—	—	—

Net loss attributable to NantHealth	$(84,425)	$(72,011)	$(13,964)	$(33,145)

The following table sets forth our consolidated and combined statements of operations data as a percentage of revenue for each of the periods indicated:

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2014	2015	2015	2016
			(unaudited)
Revenue:
Software and hardware	24.7%	25.1%	32.0%	3.7%
Software-as-a-service	28.8	35.6	32.5	70.2

Total software-related revenue	53.5	60.7	64.5	73.9
Maintenance	15.8	17.9	21.2	16.1
Sequencing and molecular analysis	0.0	0.1	0.0	0.0
Other services	30.7	21.3	14.3	10.0

Total net revenue	100.0	100.0	100.0	100.0

Cost of Revenue:
Software and hardware	3.0	0.2	(3.9)	1.2
Software-as-a-service	23.7	12.0	16.7	22.7

Total software-related cost of revenue	26.7	12.2	12.8	24.0
Maintenance	1.3	3.2	0.9	2.7
Sequencing and molecular analysis	0.0	0.1	0.0	0.0
Other services	20.7	26.1	14.0	18.3
Amortization of developed technologies	22.7	18.2	19.7	22.0

Total cost of revenue	71.4	59.7	47.4	67.0

Gross profit	28.6	40.3	52.6	33.0
Operating Expenses:
Selling, general and administrative	136.2	118.4	139.6	140.7
Research and development	50.1	40.9	39.9	55.0
Amortization of software license and acquisition related assets	20.7	2.6	0.3	9.3
Impairment of intangible asset	71.2	0.0	0.0	0.0

Total operating expenses	278.2	161.9	179.8	205.0

Loss from operations	(249.6)	(121.6)	(127.2)	(172.1)
Interest expense, net	(2.9)	(1.1)	(2.8)	(7.7)
Other income (expense), net	(1.4)	4.3	11.1	1.7
Income (loss) from equity method investments	4.5	(4.4)	0.0	(15.0)

Loss before income taxes	(249.4)	(122.8)	(118.9)	(193.0)
Provision (benefit) for income taxes	0.0	0.7	0.0	22.6

Net loss	(249.4)	(123.5)	(118.9)	(170.4)
Less: Net loss attributable to non-controlling interests	(0.6)	(0.0)	(0.0)	(0.0)

Net loss attributable to NantHealth	(248.8)%	(123.5)%	(118.9)%	(170.4)%

Comparison of Three Months Ended March 31, 2015 and 2016

Revenue

	THREE MONTHS ENDED MARCH 31,				PERIOD-TO-PERIOD CHANGE
	2015		2016
	AMOUNT	PERCENTAGE OF REVENUE	AMOUNT	PERCENTAGE OF REVENUE	AMOUNT	PERCENTAGE
	(dollars in thousands)
	(unaudited)
Software and hardware	$3,762	32.0%	$728	3.7%	$(3,034)	(80.6)%
Software-as-a-service	3,806	32.4	13,646	70.2	9,840	258.5

Total software-related revenue	7,568	64.4	14,374	73.9	6,806	89.9
Maintenance	2,495	21.2	3,138	16.1	643	25.8
Other services	1,680	14.3	1,939	10.0	259	15.4

Total revenue	$11,743	100.0%	$19,451	100.0%	$7,708	65.6%

Total revenue increased $7.7 million, or 65.6%, from $11.7 million for the three months ended March 31, 2015 to $19.5 million for the three months ended March 31, 2016. Our total revenue growth was driven primarily by our acquisition of HCS assets in July 2015 and from our acquisition of NaviNet in January 2016. Our acquisition of certain assets of HCS resulted in the contribution of $1.5 million in primarily maintenance and SaaS revenue for the three months ended March 31, 2016. Our acquisition of NaviNet resulted in the contribution of $9.3 million in SaaS revenue in the three months ended March 31, 2016.

Our total software-related revenue (including software and hardware and SaaS) increased to $14.4 million for the three months ended March 31, 2016 from $7.6 million for the three months ended March 31, 2015, an increase of $6.8 million, or 89.8%, compared to the same period in the prior year. Our total software-related revenue growth was driven primarily by our acquisition of HCS assets in July 2015 and from the acquisition of NaviNet in January 2016. These increases were partially offset by a $3.0 million decrease in software and hardware revenue recognized from completed implementations of our DeviceConX compared to the same period in the prior year. Growth in SAAS revenue in the three months ended March 31, 2016 was partially offset by a deferral of approximately $1.4 million related to certain accrued earn out payments related to our acquisition of NaviNet which were accounted for as sales incentives and recorded as contra revenue. Our prior year period included revenue from a large customer contract which was completed and recognized in the three months ended March 31, 2015.

Software and hardware revenue decreased to $0.7 million for the three months ended March 31, 2016 from $3.8 million for the three months ended March 31, 2015, a decrease of $3.0 million, or 80.6%. This decline was primarily driven by a decreased amount of completed DeviceConX implementations. Software and hardware revenue attributed to DeviceConX is recognized upon the completion of each implementation. A large customer contract was completed in the three months ended March 31, 2015 which resulted in a decrease for the three months ended March 31, 2016 compared to the same period in the previous year.

SaaS revenue increased to $13.7 million for the three months ended March 31, 2016 from $3.8 million for the three months ended March 31, 2015, an increase of $9.8 million, or 258.5%. This increase was primarily driven by increased NantOS revenue including our Fusion family of products, or Fusion, revenue acquired with the acquisition of HCS assets in July 2015 and revenue from the acquisition of NaviNet in January 2016. We recognized approximately $0.5 million in acquired Fusion SaaS revenue and $9.3 million in acquired NaviNet SaaS revenue in the three months ended March 31, 2016.

The increase in maintenance revenue of $0.6 million for the three months ended March 31, 2016 compared to the same period in the prior year was primarily driven by the acquisition of HCS assets in July 2015. Acquired Fusion maintenance customers contributed $0.9 million in maintenance revenue for the three months ended March 31, 2016. This was partially offset by a $0.3 million decrease in maintenance revenue from our DeviceConX solution compared to the same period in the prior year. The prior year period included the recognition of maintenance revenue recognized upon the completion of a large customer.

The increase in other services revenue of $0.3 million for the three months ended March 31, 2016 compared to the same period in the prior year was primarily driven by higher volume in our home healthcare business, or Assisteo, which increased $0.5 million in revenue for the three months ended March 31, 2016 compared to the same period in the prior year. Our Assisteo home healthcare business benefited from an expanded relationship with a skilled nursing facility in the three months ended March 31, 2016. This increase was partially offset by a decrease in the number of large completed DeviceConX implementations, resulting in a $0.3 million decrease in services revenue compared to the same period in the prior year.

We expect to launch our commercial sequencing and molecular analysis solution, or GPS Cancer, in the second quarter of 2016. In January 2015, we entered into an agreement to provide certain research related sequencing services to a university which is engaged in researching the genetic causes of certain hereditary diseases. The agreement provides for the university to pay us $10.0 million in exchange for our providing sequencing services through our reseller agreement with NantOmics. At the university’s request, certain non-profit organizations provided partial funding for the sequencing and related bioinformatics costs associated with the project. Our Chairman and Chief Executive Officer serves as a member of the board of directors and may have significant influence or control over these organizations. The university was not contractually or otherwise required to use our molecular profiling solution or any other products or services as part of the charitable gift. In 2015, we provided $6.2 million of services to the university, which has been recorded as a deemed capital contribution instead of revenue due to the reasons described above. In 2016, we expect to complete another $3.8 million in services which will also be recorded as deemed capital contributions.

We believe that significant opportunities exist for expanded cross-sell opportunities of our suite of solutions across our existing customer base, including the recently acquired HCS and Fusion customer bases. We are also integrating the cOS, Fusion and NaviNet and believe that opportunities exist to cross sell this to existing Fusion and NaviNet customers as well as to new customers. We also believe that our customer base and our product solutions provide unique opportunities to expand the volume of GPS sequencing analysis reporting to our customer base. Maintaining our current customer base will be important to our future maintenance and SaaS recurring revenue streams.

Cost of Revenue

	THREE MONTHS ENDED MARCH 31,				PERIOD-TO-PERIOD CHANGE
	2015		2016
	AMOUNT	PERCENTAGE OF REVENUE	AMOUNT	PERCENTAGE OF REVENUE	AMOUNT	PERCENTAGE
	(dollars in thousands)
	(unaudited)
Software and hardware	$(462)	(3.9)%	$239	1.2%	$701	(151.7)%
Software-as-a-service	1,960	16.7	4,423	22.7	2,463	125.7

Total software-related cost of revenue	1,498	12.8	4,662	24.0	3,164	211.2
Maintenance	110	0.9	530	2.7	420	382.9
Other services	1,647	14.0	3,565	18.3	1,918	116.5
Amortization of developed technologies	2,311	19.7	4,281	22.0	1,970	85.2

Total cost of revenue	$5,566	47.4%	$13,038	67.0%	$7,472	134.2%

Cost of revenue increased $7.5 million, or 134.2%, from $5.6 million for the three months ended March 31, 2015 to $13.0 million for the three months ended March 31, 2016. Cost of revenue increased across all categories primarily as a result of acquisitions of NCS and Navinet. Total software and hardware cost of revenue in the same period in the prior year was a net credit as a result a refund received from a supplier. Additionally, amortization of developed technology cost of revenue increased $2.0 million compared to the same period in the prior year.

$1.7 million of this increase was due to an incremental increase as a result of the HCS and NaviNet acquisitions. The remaining $0.3 million was due to a payment associated with our Health Heritage license.

Other services cost of revenue increased $1.9 million for the three months ended March 31, 2016 compared to the same period in the prior year. Of this increase, $1.2 million was due to an incremental increase as a result of the HCS and NaviNet acquisitions. The remaining $0.7 million increase was due to increased personnel costs as well as expenses associated with sequencing services to a university which is engaged in researching the genetic causes of certain hereditary diseases.

Selling, General and Administrative

	THREE MONTHS ENDED MARCH 31,				PERIOD-TO-PERIOD CHANGE
	2015		2016
	AMOUNT	PERCENTAGE OF REVENUE	AMOUNT	PERCENTAGE OF REVENUE	AMOUNT	PERCENTAGE
	(dollars in thousands)
	(unaudited)
Selling, general and administrative	$16,392	139.6%	$27,373	140.7%	$10,981	67.0%

Selling, general and administrative expenses increased $11.0 million, or 67.0%, from $16.4 million for the three months ended March 31, 2015 to $27.4 million for the three months ended March 31, 2016. This increase was driven primarily by a $8.2 million increase associated with higher personnel-related expenses as well as other general overhead expenses, a $2.0 million increase in selling and marketing and travel and entertainment expenses as a result of the HCS and NaviNet acquisitions, and a $0.8 million increase in depreciation and amortization compared to the same period in the prior year.

Research and Development

	THREE MONTHS ENDED MARCH 31,				PERIOD-TO-PERIOD CHANGE
	2015		2016
	AMOUNT	PERCENTAGE OF REVENUE	AMOUNT	PERCENTAGE OF REVENUE	AMOUNT	PERCENTAGE
	(dollars in thousands)
	(unaudited)
Research and development	$4,690	39.9%	$10,694	55.0%	$6,004	128.0%

Research and development expenses increased $6.0 million, or 128.0%, from $4.7 million for the three months ended March 31, 2015 to $10.7 million for the three months ended March 31, 2016. Research and development expenses increased $7.4 million as a result of the acquisitions of NaviNet and HCS compared to the same period in the prior year. This increase was partially offset by decreases of $1.4 million and in particular NDO and iSirona as a result of headcount and cost reductions.

Interest Expense, net

	THREE MONTHS ENDED MARCH 31,				PERIOD-TO-PERIOD CHANGE
	2015		2016
	AMOUNT	PERCENTAGE OF REVENUE	AMOUNT	PERCENTAGE OF REVENUE	AMOUNT	PERCENTAGE
	(dollars in thousands)
	(unaudited)
Interest expense, net	$325	2.8%	$1,498	7.7%	$1,173	360.9%

Interest expense, net increased by $1.2 million from $0.3 million during the three months ended March 31, 2015 to $1.5 million during the three months ended March 31, 2016. This increase was primarily attributable to the Related Party notes entered into in January 2016 and March 2016.

Other Income (Expense), net

	THREE MONTHS ENDED MARCH 31,				PERIOD-TO-PERIOD CHANGE
	2015		2016
	AMOUNT	PERCENTAGE OF REVENUE	AMOUNT	PERCENTAGE OF REVENUE	AMOUNT	PERCENTAGE
	(dollars in thousands)
	(unaudited)
Other income (expense), net	$1,300	11.1%	$338	1.7%	$(962)	(74.0)%

Other income (expense), net decreased by $1.0 million from income of $1.3 million during the three months ended March 31, 2015 to income of $0.3 million during the three months ended March 31, 2016. In the three months ended March 31, 2015 and March 31, 2016, other income was primarily derived from the dividend income and fair value adjustment from marketable securities, the balance of which declined from over $203.0 million in the three months ended March 31, 2015 to $70,000 in the three months ended March 31, 2016.

Income (Loss) from Equity Method Investments

	THREE MONTHS ENDED MARCH 31,				PERIOD-TO-PERIOD CHANGE
	2015		2016
	AMOUNT	PERCENTAGE OF REVENUE	AMOUNT	PERCENTAGE OF REVENUE	AMOUNT	PERCENTAGE
	(dollars in thousands)
	(unaudited)
Income (loss) from equity method investments	$—	—	$(2,914)	(15.0)%	$(2,914)	NM

Income (loss) from equity method investments decreased by $2.9 million from income of $0.0 million during the three months ended March 31, 2015 to a loss of $2.9 million during the three months ended March 31, 2016. In 2016, we recorded pro rata share of losses from our investment in NantOmics.

Comparison of Years Ended December 31, 2014 and 2015

Revenue

	YEAR ENDED DECEMBER 31,				PERIOD-TO-PERIOD CHANGE
	2014		2015
	AMOUNT	PERCENTAGE OF REVENUE	AMOUNT	PERCENTAGE OF REVENUE	AMOUNT	PERCENTAGE
	(dollars in thousands)
	(unaudited)
Software and hardware	$8,372	24.7%	$14,616	25.1%	$6,224	74.6%
Software-as-a-service	9,778	28.8	20,734	35.6	10,956	112.0

Total software-related revenue	18,150	53.5	35,350	60.7	17,200	94.8
Maintenance	5,345	15.8	10,452	17.9	5,107	95.5
Sequencing and molecular analysis	—	—	75	0.1	75	—
Other services	10,426	30.7	12,427	21.3	2,001	19.2

Total revenue	$33,921	100.0%	$58,304	100.0%	$24,383	71.9%

Total revenue increased $24.4 million, or 71.9%, from $33.9 million for the year ended December 31, 2014 to $58.3 million for the year ended December 31, 2015. Our total revenue growth came in all of our revenue categories and was driven primarily by growth in our existing solutions including NantOS (DeviceConX and cOS), eviti and sequencing and molecular analysis, as well as our acquisition of HCS assets in July 2015. Our acquisition of certain assets of HCS resulted in the contribution of $1.0 million, $1.1 million and $2.9 million in SaaS, maintenance and other services revenue, respectively, for the year ended 2015.

Our total software-related revenue (including software, hardware, and SaaS) increased to $35.4 million for the year ended 2015 from $18.2 million for the year ended 2014, an increase of $17.2 million, or 94.8%. This growth came primarily from growth in revenue from our NantOS (DeviceConX and cOS) and eviti solutions, as well as our acquisition of HCS assets in July 2015.

Software and hardware revenue increased to $14.6 million for the year ended 2015 from $8.4 million for the year ended 2014, an increase of $6.2 million, or 74.6%. This growth was primarily driven by an increased amount of completed NantOS component DeviceConX implementations. Software and hardware revenue attributed to DeviceConX is recognized upon the completion of each implementation.

SaaS revenue increased to $20.7 million for the year ended 2015 from $9.8 million for the year ended 2014, an increase of $11.0 million, or 112.0%. This increase was primarily driven by increased NantOS sales (including our Fusion family of products, or Fusion), revenue acquired with the acquisition of HCS assets in July 2015 and eviti platform revenue. eviti platform revenue grew to approximately $13.9 million for the year ended 2015 from $8.9 million for the year ended 2014, an increase of $5.0 million, or 56%. eviti revenue growth was primarily driven by an expansion in volume with our existing payor customer base. cOS revenue included under SaaS was positively impacted by the recognition of $4.7 million in previously deferred revenue related to a client arrangement which ended in 2015. Finally, we recognized approximately $0.9 million in acquired Fusion SaaS revenue for the year ended 2015.

Maintenance revenue increased to $10.5 million for the year ended 2015 from $5.3 million for the year ended 2014, an increase of $5.1 million, or 95.5%. Maintenance revenue growth was primarily driven by both in increase in customer base of DeviceConX as a result of completed implementations as well as acquired Fusion maintenance customers which contributed approximately $1.1 million in maintenance revenue for the year ended 2015.

The increase in other services revenue of $2.0 million for the year ended December 31, 2014 compared to the year ended December 31, 2015 was primarily driven by both the increase in the number of completed DeviceConX implementations as well as higher volume in our home healthcare business, or Assisteo. Our Assisteo home healthcare business benefited from an expanded relationship with a skilled nursing facility in 2015.

We expect to launch our commercial sequencing and molecular analysis solution, or GPS Cancer, in the second quarter of 2016. In January 2015, we entered into an agreement to provide certain research related sequencing services to a university which is engaged in researching the genetic causes of certain hereditary diseases. The agreement provides that the university pay us $10.0 million in exchange for our providing sequencing services through our reseller agreement with NantOmics. In 2015, we provided $6.2 million of services, which has been recorded as a deemed capital contribution instead of revenue. At the university’s request, certain non-profit organizations provided partial funding for the sequencing and related bioinformatics costs associated with the project. Our Chairman and Chief Executive Officer serves as a member of the board of directors of, and may have significant influence or control over, these organizations. The university was not contractually or otherwise required to use our molecular profiling solution or any of our other products or services as part of the charitable gift. In 2016, we expect to complete another $3.8 million in services, which will also be recorded as deemed capital contributions.

We believe that significant opportunities exist for expanded cross-sell opportunities of our suite of solutions across our existing customer base including the recently acquired HCS and Fusion customer bases. We are also integrating the cOS, Fusion and NaviNet and believe that opportunities exist to cross sell this to existing Fusion and NaviNet customers as well as to new customers. We also believe that our customer base and our product solutions provide unique opportunities to expand the volume of GPS sequencing analysis reporting to our customer base. Maintaining our current customer base will be important to our future maintenance and SaaS recurring revenue streams.

Cost of Revenue

	YEAR ENDED DECEMBER 31,
	2014		2015		PERIOD-TO-PERIOD CHANGE
	AMOUNT	PERCENTAGE OF REVENUE	AMOUNT	PERCENTAGE OF REVENUE	AMOUNT	PERCENTAGE
	(dollars in thousands)
Software and hardware	$1,025	3.0%	$90	0.2%	$(935)	(91.2)%
Software-as-a-service	8,026	23.7	7,019	12.0	(1,007)	(12.5)

Total software-related cost of revenue	9,051	26.7	7,109	12.2	(1,942)	(21.5)
Maintenance	438	1.3	1,874	3.2	1,436	327.9
Sequencing and molecular analysis	—	—	39	0.1	39	—
Other services	7,047	20.7	15,202	26.1	8,155	115.7
Amortization of developed technologies	7,694	22.7	10,585	18.2	2,891	37.6

Total cost of revenue	$24,230	71.4%	$34,809	59.7%	$10,579	43.7%

Total cost of revenue increased $10.6 million, or 43.7%, from $24.2 million for the year ended December 31, 2014 to $34.8 million for the year ended December 31, 2015. This increase was primarily the result of an $8.2 million increase in our other services cost of revenue and a $2.9 million increase in our amortization of developed technologies, compared to 2014. The increase in total cost of revenue was partially offset by a decline in costs for software-related revenue of $1.9 million.

The $8.2 million increase in other services cost of revenue referenced above was primarily due to $3.7 million in amounts owed to NantOmics related to sequencing and molecular analysis performed for a research institution, incremental costs associated with the newly-acquired Fusion product revenue, and costs related to business expansion of our home health business for the year ended 2015. The increase in the amortization of developed technologies cost of revenue is due to incremental costs associated with the acquisition of HCS and full calendar year of amortization in 2015 versus a partial year of amortization in 2014 for the acquisition of NDO.

The $1.9 million reduction in total software-related cost of revenue for the year ended 2015 compared to the year ended 2014 was primarily the result of a reduction in costs associated with certain cOS projects in 2015 versus 2014 as well as a reduction in certain hardware costs for the year ended 2015.

Selling, General and Administrative

	YEAR ENDED DECEMBER 31,
	2014		2015		PERIOD-TO-PERIOD CHANGE
	AMOUNT	PERCENTAGE OF REVENUE	AMOUNT	PERCENTAGE OF REVENUE	AMOUNT	PERCENTAGE
	(dollars in thousands)
Selling, general and administrative	$46,209	136.2%	$69,021	118.4%	$22,812	49.4%

Selling, general and administrative expenses increased $22.8 million, or 49.4%, from $46.2 million for the year ended December 31, 2014 to $69.0 million for the year ended December 31, 2015. This increase was driven in part by a $8.1 million increase in personnel-related expenses due to a higher headcount, including increased costs associated with severance pay, bonus accruals and stock-based compensation expense. In addition, in 2015, we experienced an increase of an additional $9.6 million of expenses related to the acquisition of HCS (of which approximately $1.5 million was one-time in nature), a $3.6 million increase in professional services and internal information technology resources related expenses, and $1.5 million increase in other expenses, including a donation to support an academic cancer research center in the United Kingdom.

Research and Development

	YEAR ENDED DECEMBER 31,
	2014		2015		PERIOD-TO-PERIOD CHANGE
	AMOUNT	PERCENTAGE OF REVENUE	AMOUNT	PERCENTAGE OF REVENUE	AMOUNT	PERCENTAGE
	(dollars in thousands)
Research and development	$16,979	50.1%	$23,835	40.9%	$6,856	40.4%

Research and development expenses increased $6.9 million, or 40.4%, from $17.0 million for the year ended December 31, 2014 to $23.9 million for the year ended December 31, 2015. The increase was primarily driven by $4.7 million of expense related to the HCS acquisition in July 2015, and a $2.1 million increase due to higher headcount and associated personnel-related expenses as we invested in the development of our software and hardware solutions.

Interest Expense, net

	YEAR ENDED DECEMBER 31,
	2014		2015		PERIOD-TO-PERIOD CHANGE
	AMOUNT	PERCENTAGE OF REVENUE	AMOUNT	PERCENTAGE OF REVENUE	AMOUNT	PERCENTAGE
	(dollars in thousands)
Interest expense, net	$980	2.9%	$627	1.0%	$(353)	(36.0)%

Interest expense, net decreased $0.4 million, or 36.0%, from $1.0 million during the year ended December 31, 2014 to $0.6 million during the year ended December 31, 2015. This decrease was primarily attributable to the repayment of related party promissory notes on June 30, 2015.

Other Income (Expense), net

	YEAR ENDED DECEMBER 31,
	2014		2015		PERIOD-TO-PERIOD CHANGE
	AMOUNT	PERCENTAGE OF REVENUE	AMOUNT	PERCENTAGE OF REVENUE	AMOUNT	PERCENTAGE
	(dollars in thousands)
Other income (expense), net	$(477)	(1.4)%	$2,508	4.3%	$2,985	NM

Other income (expense), net increased $3.0 million, from expense of $0.5 million during the year ended December 31, 2014 to income of $2.5 million during the year ended December 31, 2015. This change was primarily attributable to the $2.3 million of dividend and interest income received from our marketable securities, $0.5 million from the write-off of short term notes payable and $0.2 million reimbursement from NantWorks for services provided by NantHealth associates in 2015.

Income (Loss) from Equity Method Investments

	YEAR ENDED DECEMBER 31,
	2014		2015		PERIOD-TO-PERIOD CHANGE
	AMOUNT	PERCENTAGE OF REVENUE	AMOUNT	PERCENTAGE OF REVENUE	AMOUNT	PERCENTAGE
	(dollars in thousands)
Income (loss) from equity method investments	$1,525	4.5%	$(2,584)	(4.4)%	$(4,109)	NM

Income (loss) from equity method investments decreased $4.1 million, from income of $1.5 million during the year ended December 31, 2014 to a loss of $2.6 million during the year December 31, 2015. In 2014, we had income primarily attributable to an increase in our pro rata share of income from our investment in NantPharma LLC, or NantPharma, of $1.7 million. We sold our interest in NantPharma during May 2014. In 2015, we recorded pro rata share of losses from our investment in NantOmics.

Liquidity and Capital Resources

Sources of Liquidity

As of March 31, 2016, we had cash and cash equivalents and marketable securities of $24.6 million, compared to $207.1 million as of March 31, 2015.

In January 2016, we executed a demand promissory note with NantCapital, a personal investment vehicle for Dr. Patrick Soon-Shiong, and a second demand promissory note with NantOmics. As of March 31, 2016, the total advances made by NantCapital and NantOmics to us pursuant to these notes amounted to approximately $112.7 million and $40.0 million, respectively. We may continue to draw advances on each note as needed, and each note bears interest at a per annum rate of 5.0% compounded annually and computed on the basis of the actual number of days in the year. The unpaid principal and any accrued and unpaid interest on each of the promissory notes issued to NantOmics is due and payable on demand. NantCapital has the option, but not the obligation, to require us to repay any such amount in cash, Series A-2 units of NantOmics held by us, units in NantHealth (with each unit valued at $3.3841), or any combination of the foregoing at the sole discretion of NantCapital.

In May 2016, the promissory note with NantCapital was amended to provide that all outstanding principal and accrued interest is due and payable on June 30, 2021, and not on demand. In addition, in May 2016, the promissory note with NantOmics was amended to provide that all outstanding principal and accrued interest will be converted into shares of our common stock at the initial public offering price at the time of pricing of the initial public offering.

We believe that the net proceeds from this offering and our existing cash, cash equivalents, marketable securities, and our ability to borrow from affiliated entities, will be sufficient to fund our operations through at least the next 12 months. This expected use of the net proceeds from the offering represents our intentions based upon our current plans and business conditions. We cannot specify with certainty all of the particular uses of the net proceeds that we will receive from this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures will depend on numerous factors, including the success of product development efforts and market dynamics while evaluating targeted acquisitions. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in using these proceeds. Investors will be relying on our judgment regarding the use of the net proceeds from this offering. Pending the use of proceeds as described above, we plan to invest the net proceeds that we receive in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit or direct or guaranteed obligations of the U.S. government. We cannot predict whether the invested proceeds will yield a favorable return.

Cash Flows

The following table sets forth our primary sources and uses of cash for periods indicated:

	YEAR ENDED DECEMBER 31,		THREE MONTHS ENDED MARCH 31,
	2014	2015	2015	2016
	(in thousands)
Cash provided by (used in) in thousands:	(unaudited)
Operating activities	$(42,135)	$(75,750)	$(14,933)	$(31,498)
Investing activities	(230,077)	(93,512)	15,370	(80,017)
Financing activities	258,845	171,688	—	129,782
Effect of exchange rate changes on cash and cash equivalents	49	(136)	71	303

Net increase (decrease) in cash and cash equivalents	(13,318)	2,290	$508	$18,570

As of March 31, 2016 and December 31, 2015, our principal sources of liquidity were cash and cash equivalents and marketable securities totaling $24.6 million and $7.2 million, respectively, which were held for working capital purposes. Our cash and cash equivalents and marketable securities are comprised of mutual funds listed on active exchanges, U.S. treasury securities, money market funds and cash held in FDIC insured institutions. Certain of our cash amounts held in FDIC insured institutions were in excess of the FDIC insurance threshold as of March 31, 2016.

Operating Activities

For the three months ended March 31, 2016, our net cash used in operating activities of $31.5 million consisted of a net loss of $33.1 million, primarily attributable to an increase in spending on selling, general and administrative expense and research and development efforts, and $14.0 million of cash used to fund changes in working capital, partially offset by $15.8 million in adjustments for non-cash items. Changes in working capital in the three months ended March 31, 2016 consisted primarily of an increase in deferred revenue of $4.5 million and an increase in accounts receivable of $4.8 million, offset by a $5.7 million decrease in accrued expenses and $5.7 million decrease in accounts payable and deferred implementation costs. Additionally, there was a decrease of $2.7 million in related party payables in that period.

Adjustments for non-cash items in the three months ended March 31, 2016 primarily consisted of $8.0 million of depreciation and amortization, $2.9 million of equity in net loss of equity method investees, $0.1 million for provision for bad debt expense.

For the three months ended March 31, 2015, our net cash used in operating activities of $14.9 million consisted of a net loss of $14.0 million, primarily attributable to an increase in spending on selling, general and administrative expense and research and development efforts, and $4.5 million of cash used to fund changes in working capital, partially offset by $3.5 million in adjustments for non-cash items. Changes in working capital in the three months ended March 31, 2015 consisted primarily of an increase in inventory of $0.6 million as well as an increase in accounts payable of $0.5 million and an increase in accrued expenses of $0.1 million, offset by a decrease in deferred revenue of $4.2 million, a decrease in related party payables of $0.9 million and a decrease in accounts receivable of $0.6 million in that period.

For the year ended December 31, 2015, our net cash used in operating activities of $75.7 million consisted of a net loss of $72.0 million, primarily attributable to an increase in spending on selling, general and administrative expense and research and development efforts, and $24.0 million of cash used to fund changes in working capital, partially offset by $20.4 million in adjustments for non-cash items. Changes in working capital consisted primarily of an increase in accrued expenses of $7.3 million, an increase in accounts payable of $1.7 million, and an increase in accounts receivable of $3.6 million offset by a decrease in deferred revenue of $21.2 million, a decrease in prepaid expenses and other current assets of $4.3 million and a decrease in related party payables of $4.8 million, a decrease in other assets and liabilities of $3.6 million, an increase in inventory of $1.0 million and an increase in related party receivables of $0.2 million. Adjustments for non-cash items primarily consisted of $15.8 million of depreciation and amortization, $4.0 million of realized changes in fair value of our marketable securities, $2.6 million of equity in net loss of equity method investees, and $1.4 million of stock-based compensation expense offset by a $3.6 million decrease of unrealized changes in fair value of our marketable securities.

Adjustments for non-cash items in the three months ended March 31, 2015 primarily consisted of $3.2 million of depreciation and amortization and $0.9 million of stock-based compensation expense.

For the year ended December 31, 2014, our net cash used in operating activities of $42.1 million consisted of a net loss of $84.6 million, primarily attributable to an increase in spending on selling, general and administrative expense and research and development efforts, and $1.0 million of cash used to fund changes in working capital, partially offset by $43.5 million in adjustments for non-cash items. Changes in working capital consisted primarily of an increase in related party payables of $7.6 million, and an increase in accounts payable of $1.6 million offset by a decrease in accrued expenses of $4.6 million, a decrease in other liabilities of $2.9 million, a decrease in deferred revenue of $0.9 million, an decrease in inventory of $2.3 million and an increase in accounts receivable of $0.5 million. Adjustments for non-cash items primarily consisted of $24.2 million of intangible assets impairment as we realized a non-cash charge for the impairment of certain of our acquired intangible assets, $16.2 million of depreciation and amortization, $3.7 million of unrealized changes in fair value of our marketable securities, and $0.3 million of stock-based compensation expense.

Investing Activities

For the three months ended March 31, 2016, net cash used in investing activities was $80.0 million, which primarily consisted of our acquisition of NaviNet as well as $4.2 million in capital expenditures. These expenditures were offset in part by $2.4 million in deferred consideration related to the HCS acquisition as well as $1.2 million in proceeds from sales of our marketable securities as we liquidated our investments as needed to provide for working capital.

For the three months ended March 31, 2015, net cash provided in investing activities was $15.4 million, which primarily consisted of $4.1 million in capital expenditures. These capital expenditures were offset by $19.5 million in proceeds from sales of our marketable securities as we liquidated our investments as needed to provide for working capital.

For the year ended December 31, 2015, net cash used in investing activities was $93.5 million, which primarily consisted of investments in marketable securities of $15.2 million as we invested our cash raised in mutual funds, purchase of intangible assets of $5.0 million, investment in unconsolidated related parties of $150.8 million, $8.2 million in capital expenditures and $50.5 million in cash spent on acquisitions of businesses. These were offset by $136.3 million in proceeds from sales of our marketable securities as we liquidated our investments as needed to provide for working capital.

For the year ended December 31, 2014, net cash used in investing activities was $230.1 million, which primarily consisted of investments in marketable securities of $251.7 million as we invested our cash raised in mutual funds, purchase of intangible assets of $4.0 million, investment in unconsolidated related parties of $3.3 million, $7.6 million in capital expenditures and $2.3 million in cash spent on acquisitions of businesses. These were offset in part by $26.1 million in proceeds from sales of our marketable securities as we liquidated our investments as needed to provide for working capital and $12.8 million from the sale of businesses and equity method investments.

Financing Activities

For the three months ended March 31, 2016, net cash provided by financing activities of $129.8 million primarily consisted of $152.7 million in proceeds from the issuance of related party notes as well as $0.4 million in deemed capital contribution from our Chairman and CEO, offset by $23.2 million reductions in short term notes payable.

For the three months ended March 31, 2015, we did not have any cash provided by financing activities.

For the year ended December 31, 2015, net cash provided by financing activities of $171.7 million consisted of $200.0 million in proceeds from the issuance of membership interests as we continued to raise capital to finance our growth, and $6.2 million in deemed capital contribution from the Chairman and CEO, offset in part by a $34.5 million payment of related party promissory notes.

As of December 31, 2015, we had obligations related to the vesting of certain phantom units which are contingent upon future events, specifically an initial public offering or a change in control transaction. We expect to satisfy these obligations through the issuance of restricted stock units as permitted by the terms of the Phantom Unit Plan. In order to satisfy payroll withholding tax obligations triggered by the vesting of restricted stock units, we intend to issue recipients a net lower number of restricted stock units to satisfy applicable tax withholding obligations. We will then be responsible for remitting a cash payment for the related withholding taxes. The total potential cash impact to us of the restricted stock issuance for an initial public offering event is estimated to be up to approximately $         million. We intend to allocate proceeds from this offering to pay this amount.

For the year ended December 31, 2014, net cash provided by financing activities of $258.8 million consisted of $260.5 million in proceeds from the issuance of membership interests as we continued to raise capital to finance our growth, offset in part by a $2.0 million in payments of notes payable.

Contractual Obligations, Commitments and Contingencies

Our principal commitments consist of obligations under our outstanding debt obligations, non-cancelable leases for our office space and certain equipment and vendor contracts to provide research services, and purchase obligations under license agreements and reseller agreements. The following table summarizes these contractual obligations as of December 31, 2015:

		PAYMENTS DUE BY PERIOD
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	1 TO 3 YEARS	3 TO 5 YEARS	MORE THAN 5 YEARS
	(in thousands)
Purchase obligations	$86,000	$750	$5,500	$4,750	$75,000
Operating lease obligations	9,104	3,602	5,229	272	—

Total contractual obligations	$95,104	$4,352	$10,729	$5,022	$75,000

During 2013, we executed demand promissory notes with certain investment vehicles of Dr. Soon-Shiong to borrow an aggregate principal amount of $28.6 million. On June 30, 2015, we repaid all of the outstanding principal and accrued interest under the related party promissory notes. The payment consisted of $28.6 million of principal and $1.9 million of accrued interest. During 2014, NantCloud Services executed a demand promissory note with an investment vehicle of Dr. Soon-Shiong to borrow a principal amount of $5.9 million. We repaid all of the outstanding principal and accrued interest under the related party promissory note as part of the acquisition of NantCloud Services in May 2015. The payment consisted of $5.9 million of principal and $0.3 million of accrued interest.

In May 2016, we entered into a Reseller Agreement for genomic and proteomic sequencing services and related bioinformatics and analysis services with NantOmics. The Reseller Agreement has a contract period from June 2015 through December 31, 2020, subject to two potential three-year renewal options, if we meet certain GPS Cancer thresholds, and has minimum payments of $2.0 million per year beginning in 2016 for years 2016 through 2020, $25.0 million for years 2021 through 2023 and $50.0 million for years 2024 through 2029, with payments due 45 days after the end of each calendar year. We have the ability to terminate this agreement without cause.

On September 29, 2015, we entered into an exclusive license agreement with NorthShore University Health System, or NorthShore, to further develop their Health Heritage software platform, or Health Heritage, and to license the software to customers. As part of the agreement, we will pay NorthShore a one-time license fee of $5.0 million and minimum annual royalties of $750,000 for the first four years of the agreement. We will have no obligation to pay any additional royalties after seven years or once aggregate royalties reach $5.0 million.

In January 2016, we executed a demand promissory note with an investment vehicle of Dr. Soon-Shiong and a second demand promissory note with NantOmics to borrow aggregate principal amounts to date of approximately $112.7 million and $40.0 million, respectively. We may continue to draw advances on each note as needed, and each note bears interest at a per annum rate of 5.0% compounded annually and computed on the basis of the actual number of days in the year. We may repay the principal plus accrued interest prior to the maturity of these notes without incurring a pre-payment penalty.

In May 2016, the promissory note with NantCapital was amended to provide that all outstanding principal and accrued interest is due and payable on June 30, 2021, and not on demand. In addition, in May 2016, the promissory note with NantOmics was amended to provide that all outstanding principal and accrued interest will be converted into shares of our common stock at the initial public offering price at the time of pricing of the initial public offering.

Off-Balance Sheet Arrangements

During the periods presented, we did not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

As of March 31, 2016, we had $24.6 million in cash and cash equivalents and marketable securities which were held for working capital purposes. Our cash and cash equivalents and marketable securities are comprised primarily of mutual funds listed on active exchanges, U.S. treasury securities, money market funds, and cash held in FDIC- insured institutions. Our investments are made for capital preservation purposes. We do not enter into investments for trading or speculative purposes. All our investments are denominated in U.S. dollars.

Our cash equivalents and our portfolio of marketable securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates.

We maintain offices in the United Kingdom and India, and have selected clients in Canada, the United Kingdom, Western Europe, the Middle East and Southeast Asia. Due to the low volume of activity outside the United States, the foreign currency risk is minimal.

Critical Accounting Policies and Significant Judgments and Estimates

This Management’s Discussion and Analysis of Our Financial Condition and Results of Operations is based on our financial statements, which we have prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of our financial statements, as well as the reported revenues and expenses during the reported periods. We evaluate these estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our audited consolidated financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements and understanding and evaluating our reported financial results.

Variable Interest Entities

We evaluate our ownership interests, contractual rights and other interests in entities to determine if the entities are variable interest entities, or VIEs, if it has a variable interest in those entities and the nature and extent of those interests. These evaluations are highly complex and involve judgment, the use of estimates and assumptions based on available historical information. In order for us to be the primary beneficiary of a VIE, we must have both (1) the power to direct the activities of a VIE that most significantly affect the VIE’s economic performance and (2) the obligation to absorb losses or the right to receive benefits that, in either case, could potentially be significant to the VIE. We consolidate entities of which we are the primary beneficiary.

We determine whether we are the primary beneficiary of a VIE upon our initial involvement with the VIE and reassesses whether we are the primary beneficiary on an ongoing basis. This determination is based upon an analysis of the design of the VIE, including the VIE’s structure and activities, the power to make significant economic decisions held by us and by other parties, and the variable interests owned by us and other parties.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, services or products have been provided to the client, fees are fixed or determinable, and collectability is reasonably assured. While most of the our arrangements include short-term payment terms, we on occasion provide payment terms to clients in excess of one year from the date of contract signing. We do not recognize revenue for arrangements containing these extended payment terms until such payments become due. Certain of our customer arrangements allow for termination for convenience with advanced notice. Such termination rights do not allow for refunds other than prepaid PCS or other services. These provisions do not affect the recognition of revenue. We also have certain arrangements which allow for termination and refunds of fees in the event that software acceptance by the customer has not occurred. In these instances, we will defer all revenue until software acceptance has occurred.

We engage in various multiple-element arrangements, which may generate revenue across any of the sources noted above.

For multiple-element software arrangements that involve the sale of our proprietary software, PCS, and other software-related services, VSOE of fair value is required to allocate and recognize revenue for each element. VSOE of fair value is determined based on the price charged in which each deliverable is sold separately. The Company has established VSOE for PCS on certain of its software solutions using the Stated Renewal Method. In this instance, the Company has determined that its stated renewals are substantive and appropriate for use in the Stated Renewal Method. We have not yet established VSOE of fair value for any element other than PCS for our arrangements. In situations where VSOE of fair value exists for PCS but not a delivered element (typically the software license and services elements), the residual method is used to allocate revenue to the undelivered element equal to its VSOE value with the remainder allocated to the delivered elements. In situations in which VSOE of fair value does not exist for all of the undelivered software-related elements, revenue is deferred until only one undelivered element remains (typically the PCS element) and then recognized following the pattern of delivery of the final undelivered element.

If an arrangement to deliver software requires significant production, modification or customization of the licensed software, we account for the arrangement as a construction-type contract. We currently recognize revenue for these arrangements using the completed-contract method as we do not currently have sufficient information to reliably estimate the percentage of completion for these projects. We consider these arrangements to be substantially complete upon the clients’ acceptance of the software and related professional services and consistently applies this policy to all contract accounting arrangements.

For non-software arrangements that include multiple elements, primarily consisting of our SaaS agreements, revenue recognition involves the identification of separate units of accounting after consideration of combining and/or segmenting contracts and allocation of the arrangement consideration to the units of accounting on the basis of their relative selling price. The selling price used for each deliverable is based on VSOE of fair value, if available, third party evidence, or TPE, of fair value if VSOE is not available, or our best estimate of selling price if neither VSOE nor TPE is available. In determining the units of accounting for these arrangements, we evaluate whether each deliverable has standalone value as defined in the Financial Accounting Standards Board’s guidance. Our SaaS arrangements are treated as a single unit of accounting as the professional services do not have standalone value. As a result, we recognize initial system implementation and deployment fees ratably over a period of time from when the system implementation or deployment services are completed and accepted by the customer over the longer of the life of the agreement or the estimated customer life.

Our multiple element arrangements typically provide for renewal of PCS terms upon expiration of the original term. The amounts of these PCS renewals are recognized as revenue ratably over the specified PCS renewal period.

SaaS revenue consists of revenue earned from clients (typically on a monthly basis) for use of our subscription or license-based solutions and services. We recognize revenue from such contracts ratably over the contract period.

Revenue derived from reseller arrangements is recognized when the resellers, in turn, sell the software solution to their clients and installation of the software solution has occurred, provided all other revenue recognition criteria are met. This is commonly referred to as the sell-through method and we defer recognition until there is a sell-through by the reseller to an actual end user clients and acceptance by the end user has occurred.

Incentive Compensation

We have reserved an aggregate of 63.8 million Series C units for issuance to our associates, consultants and contractors in consideration for bona fide services provided.

The Series C units are considered profits interests of us and do not entitle their holders, or the Series C members, to receive distributions if we were liquidated immediately after the grant. Instead, the Series C members are entitled to receive an allocation of a portion of our profits and losses arising after the date of the grant and, subject to vesting conditions, distributions made out of a portion of the our profits arising after the grant date of the Series C units. Grants of the Series C units may be fully vested, partially vested, or entirely unvested at the time of the grant as determined by the our board of directors, or Board.

Series C members will not be entitled to receive any distributions until our aggregate distributions made exceed a hurdle amount applicable to those Series C units. The hurdle amount is determined by the board of directors at the date of issuance of such units. After all other members have received their applicable hurdle amount, the Series C members will be entitled to receive their percentage interest of such excess distributions.

As of March 31, 2016, we had 3.5 million Series C units outstanding. During the three months ended March 31, 2016, we did not issue any additional Series C units. No units were issued in the three months ended March 31, 2016. The fair value was estimated using both an option pricing method and a probability weighted expected return method. We used a volatility and risk-free-rate of 45.0% and 0.9%, respectively, to estimate the fair value of the units. The estimated volatility was based on the historical equity volatility of comparable companies.

For all periods prior to this offering, the fair values of the phantom units and the profits interests underlying our incentive awards were estimated on each grant date by our board of directors. In order to determine the fair value of our common stock underlying incentive awards, our board of directors considered, among other things, valuations derived from the sale of equity to third parties in contemporaneous equity financings.

For valuations after the completion of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant, as we expect to be able to rely on the market price to determine the market value of our common stock.

Phantom Unit Plan

On March 31, 2015, we approved the Phantom Unit Plan. The maximum number of phantom units that may be issued under the Phantom Unit Plan is equal to 63.8 million minus the number of issued and outstanding Series C units. As of March 31, 2016, we granted approximately 34.1 million phantom units under the Phantom Unit Plan. Each grant of phantom units made to a participant under the Phantom Unit Plan vests over a defined service period and is subject to forfeiture upon termination of the participant’s continuous service to us for any reason. Upon and after completion of a qualified initial public offering, or IPO, or a change of control, we are required to make cash or non-cash payments to the participants in an amount equal to the number of vested units held by that participant multiplied by the fair market value of our common stock, as determined by our board of directors. The term of each grant under the Phantom Unit Plan is generally 10 years from the date of grant. As of March 31, 2016, we had not recorded any expenses related to our phantom units, as vesting was contingent upon future events, specifically an IPO or a change in control transaction. We expect to satisfy these obligations through the issuance of restricted stock units as permitted by the terms of the Phantom Unit Plan. In order to satisfy payroll withholding tax obligations triggered by the vesting of these phantom units at the IPO, we intend to issue recipients a net lower number of restricted stock units to satisfy tax withholding obligations. We will then be responsible for remitting a cash payment for the related withholding taxes. The total potential cash impact to us in connection with the cash payment for the withholding taxes related to the restricted stock issuance for an IPO event is estimated to be up to approximately $         million.

Utilization of Net Operating Loss Carryforwards

As of March 31, 2016, we had federal, state and foreign income tax NOL carryforwards of approximately $114.3 million, $55.6 million and $2.7 million, respectively, which will expire at various dates through 2035.

Under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation’s ability to use its pre-change net operating loss carry forwards and other pre-change tax attributes to offset its post-change income may be limited. We believe that we have recently undergone one or more ownership changes and accordingly, our ability to use our NOLs is limited.

Business Combinations

We account for business combinations using the acquisition method of accounting. Under the acquisition method, assets acquired and liabilities assumed are recorded at their respective fair values as of the acquisition date. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. We routinely monitor the factors impacting the acquired assets and liabilities. Transaction related costs are expensed as incurred. The operating results of the acquired business are reflected in our consolidated and combined financial statements as of the acquisition date.

Goodwill and Intangible Assets

Goodwill acquired in a business combination and determined to have an indefinite useful life is not amortized but is tested for impairment annually as of October 1 or between annual tests when an impairment indicator exists. In the event there is a change in reporting units or segments, we will test for impairment at the reporting unit. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. If an optional qualitative goodwill impairment assessment is not performed, we are required to determine the fair value of each reporting unit. If a reporting unit’s fair value is lower than its carrying value, we must determine the amount of implied goodwill that would be established if the reporting unit was hypothetically acquired on the impairment test date. If the carrying amount of a reporting unit’s goodwill exceeds the amount of implied goodwill, we would record an impairment loss equal to the excess.

The determination of fair value of a reporting unit is based on a combination of a market approach that considers benchmark company market multiples and an income approach that uses discounted cash flows for each reporting unit utilizing Level 3 inputs. Under the income approach, we determine the fair value based on the present value of the most recent income projections for each reporting unit and calculates a terminal value utilizing a terminal growth rate. The significant assumptions under this approach include, among others: income projections, which are dependent on sales to new and existing clients, new solution introductions, client behavior, competitor pricing, operating expenses, the discount rate and the terminal growth rate. The cash flows used to determine fair value are dependent on a number of significant management assumptions based on historical experience, expectations of future performance, and the expected economic environment. Estimates are subject to change given the inherent uncertainty in predicting future results. Additionally, the discount rate and the terminal growth rate are based on judgment of the rates that would be utilized by a hypothetical market participant.

Accounting guidance requires that definite-lived intangible assets be amortized over their respective estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. We estimate the useful lives of the intangible assets and ratably amortize the value over the estimated useful lives of those assets. If the estimates of the useful lives change, we will amortize the remaining book value over the remaining useful lives or, if an asset is deemed to be impaired, a write-down of the value of the asset to its fair value may be required at such time.

BUSINESS

Overview

We are a leading next-generation, evidence-based, personalized healthcare company enabling improved patient outcomes and more effective treatment decisions for critical illnesses. Our unique systems-based approach to personalized healthcare applies novel diagnostics tailored to the specific molecular profiles of patient tissues and integrates this molecular data in a clinical setting with large-scale, real-time biometric signal and phenotypic data to track patient outcomes and deliver precision medicine. For nearly a decade, we have developed an adaptive learning system, CLINICS, which includes our unique software, middleware and hardware Systems Infrastructure that collects, indexes, analyzes and interprets billions of molecular, clinical, operational and financial data points derived from novel and traditional sources, continuously improves decision-making and further optimizes our clinical pathways and decision algorithms over time. As a pioneer in the era of big data and augmented intelligence, we believe we are uniquely positioned to benefit from multiple significant market opportunities as healthcare providers and payors transition from fee-for-service to value-based reimbursement models and accelerate their pursuit of evidence-based clinical practice.

Our mission is to empower providers to seamlessly act on the best evidence-based information available to better fulfill their roles as caregivers rather than financial managers, to provide payors with the necessary tools to better fulfill their roles as stewards of an increasingly complex and rapidly evolving healthcare system, to facilitate biopharmaceutical companies to accelerate development of drugs for critical illnesses based upon the unique biology and specific health conditions of patients, and to empower patients with the knowledge to enable active participation in the management of their own health, or self-care.

Our unique systems-based approach to the science and delivery of precision care is powered by our integrated and adaptive Systems Infrastructure, Knowledge Platform, Provider Platform and Payor Platform, which we refer to collectively as CLINICS.

Our Systems Infrastructure includes software, middleware and hardware modules, collectively, NantOS, that organize and integrate the data streams that form the foundation of our adaptive learning system. Our Knowledge Platform is comprised of a comprehensive set of advanced molecular diagnostics and decision support solutions that enable evidence-based clinical practice, including a CAP- and CLIA-certified laboratory that performs a novel molecular diagnostics assay which we refer to as Genomic Proteomic Spectrometry Cancer, or GPS Cancer. GPS Cancer, which we obtained exclusive access to from our affiliate, NantOmics, enables diagnosis at the molecular level by measuring the genome and proteomes of patients and thereby potentially predicting drug response and resistance to particular therapeutics. Our Provider Platform is comprised of solutions, including our NantOS apps and app suites, that are designed to better enable the delivery of the right medicine to the right patient at the right time by the right caregiver.

Our Payor Platform includes solutions, including our NantOS apps and app suites, that implement payment for value, which we believe positions us as a next-generation third-party intermediary to facilitate evidence-based treatment regimens that can improve patient outcomes and lower costs. The unique integration of CLINICS provides the healthcare providers and payors we serve with a new level of clarity around the way they manage their operations, manage risks and deliver care amid the challenges of a rapidly evolving healthcare and technology environment.

Our technologies and infrastructure are designed to:

■	extract, normalize, assemble, analyze and interpret traditional and novel sources of patient data;

■	integrate such patient data with data from basic- and drug-discovery research; and

■	match and prioritize these data through the application of diagnostic discoveries with precisely targeted patient populations.

We believe other organizations have not yet been able to integrate these components in a similarly near real-time and continuous manner, and this personalized, evidence-based molecular approach, combined with CLINICS, significantly differentiates us from our competitors. In addition, third parties may use our solutions to deliver drugs to patients in a more predictive, preventative and evidence-based manner, potentially improving patient outcomes and pharmacoeconomics.

We derive revenue from sales of licensed software and maintenance, software-as-a-service, hardware, services, and GPS Cancer to healthcare providers, payors and self-insured employers.

Our Approach to Address Transformative Shifts across the Healthcare Continuum

The efficiency and effectiveness of the current healthcare system is often hindered by the complex, dynamic interplay of three uncoordinated and segregated domains: the knowledge domain, the care delivery domain, and the payor domain. The disparate nature of these domains, and their often inconsistent incentives and conflicting priorities, can inhibit interoperability and coordination. We believe two simultaneous, transformative shifts are highlighting these critical deficiencies of the current healthcare environment:

A rapid evolution from traditional fee-for-service to patient-centered and patient-empowered, value-based models driven by quantifiable measures of outcomes relative to cost. Unsustainable escalating healthcare costs generated an estimated $750 billion of waste in the U.S. healthcare system in 2009 according to a 2012 Institute of Medicine report, which we believe is due to broken fee-for-service models, driving many stakeholders and governments towards alternative delivery models. Despite significant investments in EHRs and other technologies designed to enable the transition to more value-based care, we believe that, in a fee-for-service model, the economic incentives generally discourage coordination amongst healthcare stakeholders and encourage volume-driven (rather than outcomes-driven) decision-making. This model results in healthcare and financial data that remains largely segregated into “walled gardens.” As a result, patient data often remains static and cannot be easily shared or interpreted due to siloed legacy proprietary platforms that lack interoperability.

A paradigm shift to molecularly precise and real-time biometric-driven medicine, with both massive volumes and rapidly expanding repositories of complex data from traditional and novel sources, in the face of higher cancer incidence rates amongst an aging population. Advances in molecular medicine require healthcare providers to promptly aggregate, evaluate and synthesize hundreds to thousands of relevant facts in real time to arrive at a single patient decision. Molecular profiling often generates hundreds of gigabytes of data per patient, which must then be transported, stored, analyzed and interpreted with supercomputing and/or high performance computing environments. We believe the rapid pace of medical advancements, the massive amount of molecular data and the frequency of biometric information is overwhelming many providers’ ability to process that information at the point of care, thereby inhibiting the paradigm shift to individualized medicine.

We believe these shifts and the associated challenges require next-generation and advanced technology systems that extract, normalize, assemble, analyze and interpret the increasingly overwhelming relevant data to implement molecularly precise, biometrically monitored medicine and effectively transition to value-based care. Given the magnitude of these shifts and the difficulty involved in addressing the associated challenges, we believe CLINICS uniquely positions us at the forefront of multiple large and growing market opportunities. We estimate that the potential market size of CLINICS, including GPS Cancer, exceeds $50 billion globally. We have invested significant capital and healthcare and biotechnology expertise over nearly a decade to develop, acquire and integrate the components that we believe address many of the challenges faced by stakeholders across the continuum of care.

Our unique systems-based approach to the science and delivery of value-based precision care: our Systems Infrastructure

Our Systems Infrastructure serves as the foundation of our platforms and products and provides critical data and inter- and intra-domain interoperability to coordinate the complex, dynamic interplay of otherwise uncoordinated and segregated healthcare data. This systems-based approach enables the near real-time transfer and clinical translation of genomic and proteomic analysis, biometric signal data and actionable information to the care delivery domain, with access to a HIPAA-compliant cloud, providing the coordination of reimbursement between the care delivery domain and the payor domain. We have created and are applying a highly scaled, adaptive learning system that is designed to address many of the specific limitations and complexities of the current siloed healthcare system.

Our Systems Infrastructure is comprised of

■	access to next-generation genomic and proteomic sequencing technologies with near real-time bioinformatics, provided as part of GPS Cancer through our affiliate, NantOmics;

■	access to a secure HIPAA-compliant cloud environment maintained internally through our subsidiary NantCloud Services;

■	device connectivity in over 350 hospitals to what we estimate to be more than 30,000 unique medical devices and collecting tens of billions of vital signs annually with over 500 medical device and health and wellness sensors; and

■	open architecture, service-oriented software platform-as-a-service, enabling the integration and interoperability of disparate electronic medical records through 250 clinical, financial and operational systems connectors and 300 infrastructure and healthcare services, facilitating real-time clinical learning.

Our access to CAP- and CLIA-certified sequencing capability, coupled with supercomputer environments, enables us to deliver comprehensive genomic and quantitative proteomic analysis. We have established a HIPAA-compliant, secure and scalable cloud computing, storage and transport infrastructure capable of processing, storing and transporting petabytes of diverse, protected patient data. Our device connectivity and real-time biometric monitoring software and hardware solutions allow us to aggregate data through the open architecture platform, from one of the largest libraries of in-hospital and remote medical devices and wearables on the market. Our cloud-based NantOS accesses, integrates and updates information from disparate clinical, operational and financial systems to create a dynamic and actionable dataset. This framework enables us, our clients and third-party partners to develop an integrated ecosystem of compatible applications.

Our unique systems-based approach to the science and delivery of value-based precision care by the integration of our Knowledge, Provider and Payor Platforms: CLINICS

CLINICS is a highly differentiated, integrated model for the delivery of healthcare, comprised of the unique, software, middleware and hardware Systems Infrastructure as described above, which integrates patient data management, bioinformatics, and molecular medicine, enabling value-based care and evidence-based clinical practice. Our platforms and our multi-domain solutions are designed to address some of the most pressing cross-domain challenges across the healthcare continuum. Built upon our unifying Systems Infrastructure, our solutions are single-domain and cross-domain offerings that can be applied, for example, within a hospital system or for a hospital system and a commercial insurance provider in an Accountable Care Organization, or ACO, crossing multiple domains. We believe this integrated and comprehensive systems-based approach uniquely positions us (i) to deliver 21st century molecular and biometric signature-driven precision medicine and potentially change the current paradigm of uncoordinated healthcare and (ii) as a next-generation payor intermediary who facilitates payment for value.

Knowledge Platform. Our comprehensive set of interoperability, advanced diagnostics, risk stratification and decision support solutions (eviti) can enable our clients to improve decision-making and coordinate care across the healthcare continuum. Our molecular profiling solution, GPS Cancer, is the only comprehensive and commercially available clinical cancer platform incorporating and integrating whole genome (comparing both a patient’s normal and tumor tissue), RNA, proteomic and molecular pathways information into a clinical report that analyzes this data and identifies actionable targets and potential clinical treatment decisions.

Provider Platform. Our provider solution software and middleware, comprised of an integration of our various solutions, including cOS, FusionFX, DeviceConX, VitalsConX and NaviNet Open, or collectively NantOS, leverage the data available on our Systems Infrastructure to enable patient-centered engagement and coordination across care locations. Our web-based and mobile NantOS apps include patient, provider and collaboration portals for advanced care coordination, including real-time vitals connectivity, clinical and administrative workflow, eligibility and benefits, claims, referral and readmissions management solutions, secure messaging and analytical applications to measure outcomes and costs. Our database of clinical pathways and decision algorithms is continuously being enhanced, enabling the delivery of evidence-based clinical decision support. Our device connectivity modules and flexible applications analyze and interpret patient- and provider-specific information and can deliver critical clinical and administrative insights.

Payor Platform. Our payor NantOS app solutions establish daily access to the clinical practice and caregiver and leverage the data available on our Systems Infrastructure to facilitate payment for value. We believe our position between the payor and the provider allows us to align incentives as a next-generation payor intermediary, to help payors ensure consistent evidence-based treatment pathways and to accelerate pre-adjudication and lower administrative overhead for providers. This can ultimately drive quality of care and streamline workflows while improving control over the administrative and operating costs associated with eligibility and benefits, claims processing, referrals, authorizations, document exchange and review utilization. Our multipayor collaboration NantOS app solution, NaviNet Open, offers provider end users a uniform set of workflows and services across many or all of the payors with whom they routinely collaborate. This multipayor experience benefits payors and providers alike. Providers can benefit from a uniform experience and toolset across multiple payor relationships, and the payor can benefit from the uniform application of best practices, tools, and options, as well as the reduction in costly errors and phone-based interactions that can stem from a non-uniform end-user experience. Our NantOS app solutions can also identify high-risk patient populations, implement advanced diagnostics and FDA-approved, real-time biometric patient monitoring solutions to identify opportunities for precision medicine and preventative interventions, and enable provider and payor engagement in integrated and coordinated value-based models.

The chart below describes our systems-based approach to the delivery of healthcare.

NantHealth’s platform includes (i) advanced molecular diagnosis (Box 1), defining treatment (Box 2) and patient engagement (Box 6) for the knowledge domain; (ii) care coordination and delivery of care (Box 7), real-time clinical learning (Box 8), clinical analytics and predictive modeling (Boxes 9 and 10) for the delivery domain; and (iii) payment for value (Box 11) in the payor domain. Our biopharmaceutical partners, including our affiliates NantKwest and NantBioScience, Inc. and other biopharmaceutical participants in the Cancer Moonshot 2020 Network, provide key therapeutic treatments, novel next-generation agents and clinical trials and validation, (Boxes 3, 4 and 5) for the knowledge domain.

To our knowledge, no other system currently exists that provides insights from the scale of the individual patient molecular signature level up to entire populations. Our platforms are designed to normalize, organize and integrate our client’s data streams, engage their workflows and implement our adaptive learning system. Our unique systems-based approach features:

■	Advanced Molecular Diagnosis (Box 1). Our solutions enable diagnosis at the individual molecular signature level with genomic and proteomic analysis solutions through GPS Cancer, population-level analytics and risk stratification at the molecular level.

■	Define Right Treatment Before Treatment Begins (Boxes 2, 9, 10). Our solutions support decision-making with near real-time bioinformatics and evidence-based protocols using our eviti solution, enabling the clinician to potentially make more optimal treatment decisions.

■	Patient Engagement (Box 6). Our solutions inform the patient, patient advocate and caregivers to improve patient engagement, satisfaction and compliance and encourage active participation in the management of their own health (self-care).

■	Care Coordination and Delivery of Care (Box 7). Our solutions enable point-of-care connectivity and coordinate and deliver care with clinical and administrative workflow collaboration portals, care coordination applications and clinical intervention engagement (mission control).

■	Real-time Clinical Learning (Box 8). Our solutions implement advanced analytics and real-time clinical learning while monitoring and measuring outcomes to enrich data sets and to implement proactive and preventative clinical intervention engagement.

■	Payment for Value (Box 11). Our solutions facilitate payment for value, better outcomes at lower cost, using our evidence-based approach to the clinical practice of medicine through our inter-domain collaboration portal NaviNet Open.

This integration continually enhances our database, clinical pathways and decision algorithms, which we believe leads to critical mass and network effects that further our competitive advantage.

Our unique scale and adoption across the healthcare continuum

We are a leading vendor of payor-provider collaboration solutions, viewed by approximately 450,000 active users in all 50 states. Our system integrates clinical and administrative workflows, embedding real-time intelligence and interoperating with third parties, all having been built for high usability and configurability.

Our unique interoperable Systems Infrastructure has been built over the last decade to address the knowledge, care delivery and payor domains. CLINICS or its components have been widely adopted, with over 100 million lives on our Provider and Payor Platforms across the care continuum, processing nearly 30 million payor-provider transactions per month with approximately 450,000 active users nationwide. In this prospectus, the term “lives” means the number of individuals and their eligible dependents enrolled in a particular insurance program (within the payor domain) plus the number of unique patients where clinical data can be accessed by our solution (within the care delivery domain), and “active users” means users of our NaviNet Open platform transacting at least once in the last 90 days as of the first quarter of 2016.

Within the knowledge platform, our decision support platform (eviti) provides value to our clients through its access to nearly 13,000 active clinical trials updated weekly and over 2,500 evidence-based treatment regimens for the treatment of cancer arising from over 40 different anatomical locations. eviti serves as the clinical trial-match engine for The American Cancer Society. We estimate that over 75% of all oncology practices in the United States have used eviti, our decision support solution. At the 2016 HIMSS Conference, eviti was named #1 in Clinical Decision Support by Black Book Research, an independent industry analyst firm that tracks the top-performing healthcare technology companies. eviti is typically being sold to health plans on a per member (or life) per month basis. These health plans sponsor the solution and provide eviti free of charge to oncologists and their staffs. Currently, we have ten large health plan contracted entities representing over 35 revenue-generating clients. This includes more than ten large, national self-insured entities that have access to eviti through our reseller relationships.

Our recently launched GPS Cancer solution can be deployed to assist treatment of a broad range of cancers, representing a potential market of millions of cancer patients globally. GPS Cancer compares 6 billion DNA base pairs (tumor and normal), sequences 200,000 RNA expressing proteins and provides analysis for over 15,000 nodes within approximately 1,500 protein pathways. In addition, our test provides quantitative analysis of targeted proteins at the attomolar level. GPS Cancer is the only comprehensive and commercially available clinical cancer platform incorporating and integrating whole genome (comparing both a patient’s normal and tumor tissue), RNA, proteomic and molecular pathways information into a clinical report that analyzes this data and identifies actionable targets and potential clinical treatment decisions.

Within the provider platform, approximately 450 revenue-generating clients, including the National Health Service in the United Kingdom, the Canadian Health System and hospital systems throughout the United States, have implemented our NantOS and/or NantOS patient and provider app solutions (with over 250 clinical, financial and operational systems connectors, and 300 infrastructure and healthcare services), covering over 30 million lives. This includes over 350 hospitals in the United States connecting what we estimate to be more than 30,000 unique medical devices and collecting tens of billions of vital signs annually over 500 medical device and health and wellness sensors. We also recently launched our new NantOS app, NaviNet Open All-Payer Access, which is targeted towards providers and which provides access to eligibility and benefits information for more than 750 health plans. We believe the unique scale of our offering uniquely positions us to serve care delivery organizations looking to transition to value-based models.

Within the payor platform, when combined with eviti, we have client relationships with more than 70 healthcare payors in the United States, representing over 70 million lives and growing. We are a leading provider of payor-provider collaboration solutions, with approximately 35 health plan revenue generating clients and over 2,000 hospitals and we estimate that more than 60% of physicians’ offices nationwide connected to our NaviNet Open app during the first quarter of 2016. Our payor-provider collaboration portal is typically contracted by health plans on a per member (or life) per month basis. These plans sponsor the solution and provide it free of charge to healthcare providers. Together with our provider solutions described above, we have over 100 million lives on our Provider and Payor Platforms.

Industry Background

Today, the U.S. healthcare landscape is being redefined by the shift toward value-based reimbursement models and an explosion of the quantity, frequency and complexity of data. We believe there is a demand for platforms that utilize a molecularly precise and systems-based approach to addressing the following underlying transformative shifts and challenges.

A rapid evolution from traditional fee-for-service to patient-centered and patient-empowered, value-based models driven by quantifiable measures of outcomes relative to cost.

Evolution from traditional fee-for-service to patient-centric and patient-empowered, value-based models

Healthcare spending in the United States was almost $2.9 trillion in 2013, or 17.4% of GDP, and is expected to grow to 19.6% of GDP by 2024, which we believe is driven by an aging population and the increased prevalence of higher acuity diseases and co-morbidities. Despite spending the highest percentage of GDP on healthcare, the United States continues to have a higher incidence of chronic disease and shorter life expectancy compared to other industrialized countries. A 2012 Journal of the American Medical Association, or JAMA, study estimated that 34% of spending in the U.S. healthcare system was wasteful, representing $910 billion in 2011 while a 2012 Institute of Medicine report estimated that $750 billion was wasted in the United States in 2009.

In response to the rising cost of healthcare, government and private payors and providers are introducing value-based care models. In value-based models, providers assume increased levels of clinical and financial responsibility for patient outcomes, instead of being reimbursed strictly based on the quantity of services provided. In January 2015, the HHS set a goal of tying 30% and 50% of traditional Medicare payments to quality or value through alternative payment models, such as ACOs or bundled payment arrangements, by the end of 2016 and end of 2018, respectively. The HHS announced in March 2016 that its 2016 goal of 30% had been achieved ahead of schedule. ACOs are organizations of healthcare providers that agree to be accountable for the quality, cost and overall care of a patient population. The CMS has also undertaken an initiative to share a percentage of the cost savings with ACOs. As a result of the CMS initiatives, the number of ACOs has exploded, increasing from 64 in the first quarter of 2011 to 744 in the first quarter of 2015. Given the increasing incentives, healthcare expenditures paid through value-based care programs are expected to rise from approximately 20% today to approximately 50% by 2018 according to the HHS. We believe that healthcare platforms that efficiently assist healthcare stakeholders to transition to these value-based models will be best positioned to capture this opportunity.

Challenges associated with the adoption of value-based models

The healthcare continuum can be viewed as an aggregation of three distinct domains:

■	the knowledge domain, including academic centers, scientific institutions and companies that discover and commercialize medical and scientific knowledge;

■	the care delivery domain, including hospitals, physicians and other constituents that deliver healthcare to patients; and

■	the payor domain, including insurers, governments and self-insured employers that administer and provide funding to the healthcare system.

The disparate and fragmented nature of these domains and economic incentives under traditional fee-for-service models frequently result in overtreatment, high costs and suboptimal patient outcomes. Fee-for-service models are as a general matter inherently site-centric, volume driven, reactive in nature and uncoordinated. In contrast, value-based models are generally more patient-centric, outcomes-focused, proactive and coordinated across the care continuum.

Despite a clear need, the design and implementation of next-generation interoperable systems has been limited due to reliance on legacy, site-specific, fee-for-service technology systems and infrastructure. Since the passage of the HITECH Act in 2009, providers and payors have made significant investments in EHRs, and other technologies meant to enable the transition to value-based care. Despite extensive investment and coordination, the introduction of value-based models has been limited due to the shortcomings of legacy, proprietary systems and the reliance on unstructured data that hinders interoperability and cannot be sufficiently shared or manipulated to produce actionable findings. Value-based models require collection and analysis of longitudinal treatment, outcomes and financial data at the patient level, regardless of treatment site. Critically, these systems must also securely safeguard patient data in compliance with stringent HIPAA and other privacy regulations. We believe that there is a significant need for interoperability platforms, or a system of systems, that dynamically accesses, normalizes, integrates and updates information from disparate sources across the healthcare continuum in real time. Secure interoperability platforms can allow for more comprehensive solutions development that proactively connect, deliver business and clinical intelligence and enable enhanced provider and patient engagement.

A paradigm shift to molecularly precise and real-time biometric-driven medicine, with both massive volumes and rapidly expanding categories of complex data from traditional and novel sources.

The collection and interpretation of molecular profile and real-time biometric monitoring has the potential to dramatically improve quality and outcomes.

Evolution to comprehensive molecular analysis

Advances in sequencing over the last 15 years and the associated cost efficiencies have led to the development of targeted therapeutics initiating the transformation from “one size fits all” treatments to personalized, molecularly precise medicine. Single marker and gene panel diagnostic tests have now advanced from the research to clinical care settings. Oncology is leading the rapid advances in molecular testing and the development of targeted therapeutics based on increasing understanding of the impact of molecular profile on disease progression. Recent publications, including The Cancer Genome Atlas Research Network genomic and molecular characterization studies, support selection of treatment regimens based on the underlying molecular pathways and related genomic alterations in the genetic profile of the tumor compared with the patient’s own germline, as opposed to the anatomical location of the cancer in the patient’s body. Cancer is increasingly understood to be a heterogeneous collection of rare diseases, with hundreds of patient-specific, cancer-promoting mutated proteins, some known and many more unknown, called neoepitopes. Identifying and targeting these mutated proteins is requiring more comprehensive genomic and proteomic analysis, which is increasingly becoming embedded in drug approvals. As a result, we believe comprehensive genomic and proteomic analysis is positioned to become the standard of clinical care, replacing single marker or gene panels in treating cancer patients.

These trends are well illustrated by the use of targeted therapies, which now account for almost 50% of total spending on cancer and which have been growing at a compound annual growth rate of 14.6% over the past five years, according to the 2015 IMS Institute Global Oncology Trend Report. Oncology has been an early adopter of precision medicine due to the cost as well as inconsistent and often poor clinical outcomes associated with many traditional “trial-and-error” treatment regimens. We believe technologies that enable the capture, aggregation and analysis of massive volumes of genomic data will further bolster the growth of precision medicine and its expansion from cancer to additional disease states. Over time, we believe this will lead to identification of drugs that target specific pathways by using a universal personalized companion diagnostics platform, ultimately resulting in improved clinical outcomes. We also believe that oncology represents a large and growing patient population, with one study estimating 14.5 million Americans living with cancer and 1.7 million new diagnoses of cancer each year as of 2015. While oncology represents the most immediate opportunity, other disease areas are beginning to experience a similar evolution, with immune-related diseases, central nervous system disorders and transplants having a high potential for adoption of personalized medicine, according to a 2009 study conducted by McKinsey Consulting.

Potential for Personalized Medicine Across Disease Areas*(1)

(1)   Size of bubble represents market size ($ in billions): Oncology ($88), Pediatric/Pre-natal consists of normal birth/live born ($39), Immune-related consists of pneumonia, influenza, and other immune disorders ($37), Anti-infectives consists of infectious diseases, urinary tract infections, and intestinal infections ($35), CNS consists of mental disorders and other CNS disorders ($121), and Cardiovascular consists of heart conditions, hypertension and hyperlipidemia ($183). Market size data in this chart was collected from a Medical Expenditure Panel Survey by the Agency for Healthcare Research and Quality in 2012.

(2)   The y-axis represents potential for “personalized therapy” according to McKinsey based on understanding of disease heterogeneity, clinical relevance of personalized diagnostics and economic attractiveness based on a scale of 1-10.

(3)   The x-axis represents potential time to realization in years according to McKinsey based on disease understanding, technical feasibility and development timeline for therapeutics.

Limitations of the existing single marker and gene panel approach

The human genome is comprised of approximately 20,000 genes and 3 billion DNA base pairs. Until recently, scientists have focused on less than 2% of the genome that is responsible for coding proteins. As a result, most diagnostic tests today only analyze specific genes, or gene panels, exploring only a fraction of the human genome, while incorporating “a priori” assumptions that capture only a subset of the most common gene alterations. These alterations are calculated relative to a reference genome of a population instead of a patient’s own healthy tissue, or germline. Gene panels that utilize a reference genome often fail to capture key, medically actionable mutations or incorrectly highlight mutations present in both the germline and cancer tissue. This is important because disease-specific insights are derived not only from DNA alterations, but also from protein expression and protein activity at the cellular level, known as proteomics. Analyses that exclude whole genome sequencing, RNA and quantitative proteomic analysis and comparisons to an individual’s germline instead of a reference genome can lead to materially false positive and false negative results. A more comprehensive molecular analysis would allow providers to develop personalized treatment regimens, replacing existing costly “trial-and-error” approaches to treatment. A comprehensive molecular analysis, including both germline and cancer tissue, would make no assumptions as to the molecular driver of the patient’s disease and would capture mutations that are commonly missed by gene panels.

Challenges associated with the adoption of comprehensive molecular analysis

Comprehensive molecular analysis combines whole genome-to-germline comparison and protein expression analysis. Comprehensive molecular analysis has been difficult to perform in a practical, timely and cost-effective manner because it has long run times to complete sequencing, creates hundreds of gigabytes of complex data per patient, which must be transported, stored and analyzed with supercomputing and/or high performance computing environments in a clinically relevant period of time, and requires large capital investments required to perform sequencing at scale. Furthermore, the absence of adaptive machine learning algorithms to enable efficient medical interpretation and effective protein expression analysis has inhibited the ability to derive value from the massive amount of data produced by comprehensive molecular analysis. Accordingly, comprehensive molecular analysis has primarily been utilized in the academic and research settings, and not in the clinical setting to inform treatment decisions. Finally, there have been insurance coverage and reimbursement challenges for comprehensive molecular analysis solutions, limiting their adoption.

Increasing proliferation and importance of real-time biometric data and its adoption in hospitals and other patient care settings

Several trends are contributing to the rising importance and availability of biometric data, including the increasing prevalence of connected devices in multiple care settings and the opportunity for proactive patient interventions to improve health outcomes. As hospital systems implement EHRs, they have installed hardware and software solutions to connect medical devices to collect periodic sampling of key patient metrics such as respiratory rate, blood pressure and heart rate. Providers have expanded these technologies into other care settings, including skilled nursing facilities, nursing homes, outpatient facilities and patients’ homes. Concurrently, with the advent of connected devices, activity monitors and remote patient monitoring devices are achieving widespread adoption, allowing for the increased quantification of key biometric signals. According to International Data Corporation, or IDC, a market research and advisory firm, the wearable devices market is expected to reach 235.7 million units shipped in 2020. Healthcare professionals have the potential to gain a more comprehensive view of an individual’s health on a real-time basis across care settings through increased adoption of patient monitoring devices. The increased availability of quantifiable biometric data allows for the implementation of decision support tools and proactive treatment interventions, potentially utilizing care pathways and learning algorithms to improve care outcomes.

Challenges associated with leveraging quantifiable, real-time biometric analysis in multiple care settings

An increasing amount of biometric data is being generated by the proliferation of connected devices. However, complexities associated with synthesizing this data into actionable insights remain an obstacle. Aggregating and maintaining a longitudinal record across multiple care settings remains a significant challenge because of closed proprietary systems that prevent integration of disparate data sources. Although many hospital-based medical devices can continuously stream data to an EHR, frequently the EHR can only accept periodic data, potentially missing a critically relevant patient episode. There is also a lack of comprehensive solutions that support physician decision-making in real time. The absence of effective data interpretation supported by adaptive machine learning or other algorithms is evidenced by “alarm fatigue” among many healthcare providers (a condition that can occur when one is exposed to a large number of frequent alarms or alters and consequently becomes desensitized to them) as they struggle to establish optimal event thresholds.

Growth in complexity and its promise for value-based models

Advances in molecular medicine and real-time biometrics require healthcare providers to promptly aggregate, evaluate and synthesize hundreds to thousands of relevant facts to arrive at a single patient decision. With the enormous complexity of genomics and expression analysis derived from comprehensive molecular analysis, the pace of medical advancements, and the significant amount of data being created every day by patient care, payment and regulatory compliance systems, it is nearly impossible for a practicing physician to interpret and synthesize the deluge of complex information required for patient treatment. In the 1990s, a clinician was typically faced with five to ten facts before making a treatment decision for a patient. According to a 2007 American Medical Informatics Association panel presentation, with the advent of technologies like comprehensive molecular analysis, this number is expected to rise to nearly 1,000 facts per treatment decision by 2020.

We believe there is a considerable need for economies of scale and scope and advanced adaptive machine learning algorithms to collect, index and analyze rich biometric, phenotypic, genomic and proteomic data to support physician decision-making. Although this complexity creates significant challenges, it also presents opportunities for developers of systems infrastructures, platforms and learning systems that can identify clinically meaningful correlations and that can be employed to improve patient outcomes in a cost-effective manner.

Two Transformational Shifts Driving Our Opportunity

Our Market Opportunity

We have a unique opportunity to become the leading next-generation, evidence-based, personalized healthcare company by applying novel diagnostics tailored to the specific molecular profiles of patient tissues, integrated clinically to track patient outcomes. We believe the increasing focus on value-based reimbursement models and evidence-based, personalized medicine will drive validation and adoption of CLINICS, positioning us at the forefront of multiple significant growing market opportunities. Recent statistics show that 41% of Americans will be diagnosed with cancer at some point in their lives, resulting in a potential $173 billion of medical costs by 2020. Further, cancer patients receiving chemotherapy average $111,000 in annual medical and pharmacy costs. We estimate the potential global market opportunity for CLINICS, including GPS Cancer, to be in excess of $50 billion annually, as our platforms and solutions enable more effective treatment decisions for critical illnesses.

We believe the potential addressable market for CLINICS will continue to grow in relation to the market-share gains of value-based models. Additionally, we see the precision medicine market growing substantially as comprehensive diagnostics and evidence-based medicine become increasingly important across multiple disease areas and likely assuming greater share of the combined biopharmaceutical and diagnostics markets. We expect several factors to drive adoption of our universal diagnostics solution GPS Cancer, which enables an increased understanding of molecular pathways and their targets, such as

■	improved pharmacoeconomics, including the use of more cost-effective drugs approved for other indications (such as asthma and diabetes) in cancer treatment regimens;

■	a clearer understanding of critical drug resistance information;

■	increased adoption of bundled payments as providers and payors recognize the efficiency of optimized therapies; and

■	increased awareness and published clinical results demonstrating the benefits of evidence-based molecular medicine.

Our Competitive Strengths

We have invested significant capital and healthcare and biotechnology expertise over nearly a decade to develop, acquire and integrate the necessary components to establish a comprehensive, adaptive learning system designed to address many of the challenges faced by stakeholders across the continuum of care.

We believe our unique capabilities will facilitate the shift from a siloed domain approach to a more patient-centered and patient-empowered approach, and from retrospective claims data mining to real-time, proactive biometric and phenotypic analysis. We believe molecular profile data will significantly enhance outcomes and allow a shift from cohort statistics driven pathways to individualized treatment pathways and accelerate the benefit of value-based models. We also believe the unique multidimensional approach of combining biometric and phenotypic data with targeted molecular pathway information will lead to network effects unavailable to parties looking at each segment individually.

We believe we are differentiated by CLINICS, which creates a novel, comprehensive ecosystem with powerful network effects. In our view, clients who adopt our platforms receive more coordinated, targeted patient therapy and care, which leads to improved outcomes at lower cost. Each data point contributes to the broader dataset, enhancing the continuous learning system and driving value to the user and overall adoption of the system. We believe our success will be based on the following key strengths and advantages:

■

A highly scaled Systems Infrastructure and deep expertise across the healthcare ecosystem spanning the knowledge domain, the care delivery domain and the payor domain. We are not aware of any other healthcare companies that have deployed technologies that span each of the disparate healthcare domains at our scale. Specifically, within the knowledge domain, our Knowledge Platform has been used to identify nearly 13,000 active clinical trials, updated weekly, over 2,500 evidence-based treatment regimens for the treatment of cancer arising from over 40 different anatomical locations, and serves as the trial-match engine for The American Cancer Society’s clinical trials matching service. We estimate that over 75% of all oncology practices in the United States have used eviti, our decision support solution. Within the care delivery domain, we currently have over 2,000 hospitals globally using our NantOS app workflow provider portal and over 75 innovative health systems, including the National Health Service in the United Kingdom, the Canadian Health System and hospital systems across the United States, implementing our NantOS and/or NantOS patient and provider app solutions covering over 30 million lives. This includes over 350 hospitals in the United States connecting what we estimate to be more than 30,000 unique medical devices and collecting tens of billions of vital signs annually with 250 clinical, financial and operational systems connectors, 500 medical device and health and wellness sensors, and 300 infrastructure and healthcare services. Within the payor platform, when combined with eviti, we have client relationships with more than 70 healthcare payors in the United States, representing over 70 million lives and growing. We are a leading provider of payor-provider collaboration solutions, with approximately 35 health plan revenue generating clients and over 2,000 hospitals and we estimate that more than 60% of physicians’ offices nationwide connected to our NaviNet Open app during the first quarter of 2016. Our payor-provider collaboration portal is typically contracted by health plans on a per member (or life) per month basis. These plans sponsor the solution and provide it free of charge to healthcare providers. We recently launched our NaviNet Open All-Payer Access app, which provides eligibility and benefits information for over 750 health plans.

■	A highly scaled, next-generation near real-time, learning system enabling novel insights and continuous improvement spanning a single patient to large population. Through CLINICS, we are deploying a continuous learning system designed to address real-time diagnostics and treatment decision support (knowledge domain), coordinated proactive, preventative care (delivery domain), with near real-time knowledge of outcomes relative to costs (payor domain). The extensive breadth and scale of information—from individual to whole population level phenotypic, molecular and biometric data—allows our clients to implement value-based models, utilizing real-time prospective data rather than retrospective claims data. We believe these new sources of data will eventually lead to existing EHR infrastructure and retrospective claims information being generally replaced with dynamic, proactive, quantifiable learning systems sources and repositories.

■	A clinical comprehensive molecular analysis solution. We have exclusive rights to NantOmics’ proprietary clinical comprehensive molecular analysis solution, GPS Cancer, for the clinical market that examines the entire genome, both in tumor and normal tissue samples, in addition to RNA and protein expression in the tumor sample, including quantitative proteomics measured by mass spectrometry. The test provides quantitative analysis of targeted proteins at the attomolar level, while also comparing 6 billion DNA base pairs (tumor and normal) and sequencing 200,000 RNA expressing proteins and provides analysis for over 15,000 nodes within approximately 1,500 protein pathways. Using this solution, we create a full genomic and quantitative proteomic profile designed to identify alterations in cellular signaling behavior that are driving disease progression. Unique adaptive machine learning algorithms match the alterations to a library of known signaling pathways and drug and drug targets, irrespective of indication, to predict the effectiveness of personalized therapies and points of resistance. We are able to deliver to providers and payors integrated and comprehensive test results aimed to arrive at improved care decisions for patients. We deliver a concise, actionable GPS Cancer report that matches these alterations with approved on-label and investigative targeted therapies and clinical trials, and GPS Cancer is the only comprehensive and commercially available clinical cancer platform incorporating and integrating whole genome (comparing both a patient’s normal and tumor tissue), RNA, proteomic and molecular pathways information into such a report.

■

A healthcare-specific, interoperable, scaled and real-time operating system and applications. Our comprehensive open architecture middleware clinical operating system, NantOS, continuously collects, normalizes, integrates and updates clinical, financial, operational and scientific data from disparate sources across the care continuum. Our extensive experience with some of the world’s largest healthcare integration projects has allowed us to build what we believe is one of the broadest portfolios of connectors and services and most sophisticated and robust healthcare specific data models in the industry. Our vertically integrated cloud infrastructure is capable of transferring, storing and analyzing terabyte size files. This infrastructure coupled with our portfolio of connectors, services and application programming interfaces, or APIs, can allow us and our clients to develop novel insights and build the next generation of healthcare applications. To our knowledge, there are no other healthcare companies that have deployed as many interoperable connectors, adapters and services on their platform as we have, with over 250 clinical, financial and operational system connectors, over 500 medical device and health and wellness sensors and over 300 infrastructure and healthcare specific services. As the adoption of our offerings grow, the utility of our NantOS is enhanced by the integration of additional data and sources and a growing library of applications to improve clinical workflows and processes.

■	Advanced, evidence-based, clinical decision support and business intelligence analytics. Our clinical decision support solutions can enable stakeholders to rapidly evaluate treatment decisions and make near real-time selection of optimal evidence-based treatment pathways. For example, our eviti solution currently provides access to growing information on over 2,500 evidence-based oncology treatment regimens for the treatment of cancer arising from over 40 different anatomical locations and a library of nearly 13,000 ongoing clinical trials updated weekly and serves as the trial-match engine for The American Cancer Society’s clinical trials matching service. We estimate that over 75% of all oncology practices in the United States have used our eviti decision support solution and, at the 2016 HIMSS Conference, we were named #1 in Clinical Decision Support by Black Book Research, an independent industry analyst firm that tracks the top-performing healthcare technology companies. When coupled with our comprehensive molecular analysis solution, these offerings can provide optimal treatment pathways based on a patient’s individual molecular profile, biometrics and health record. Our business intelligence solutions can enable users to quickly and easily search, correlate, analyze, monitor and report on vast pools of complex data, while simultaneously providing patient and population level insights, all in near real-time. These analytics capabilities are further enhanced by our adaptive machine learning algorithms that continually amass and incorporate a more robust dataset and provide up-to-date insights that leverage near real-time operational data.

■	Successful track record of identifying and integrating acquisitions and strategic partnerships. We have invested significant resources in complementing CLINICS with acquisitions of new technologies, applications and solutions in order to build an integrated suite of differentiated offerings. Our acquisitions have allowed us to rapidly and efficiently increase our market relevance and strengthen our position along the care continuum. They have also enabled us to reduce the product development cycle and contributed significantly to strengthening our competitive advantage by making our offerings more comprehensive. Since our inception, we have acquired or invested in over ten companies and integrated them into a single operational structure. Most recently, in July 2015, we acquired certain assets of Harris Healthcare Solutions, which has allowed us to expand our presence in several critical client segments such as patient and provider engagement. In January 2016, we acquired NaviNet, a leading payor-provider collaboration platform. Additionally, our flexible, scalable open architecture technology platform can facilitate the integration of acquisition targets that augment our organic growth. We have a breadth of strategic relationships with large and established companies across the ecosystem, including with payors, EHR providers, telecommunication companies and medical device companies, which extend our reach in key markets.

Solution Overview and Product Detail

We are not aware of any other healthcare companies that have deployed technologies that span the disparate healthcare domains at our scale, depth or breadth. We are a leading vendor of payor-provider collaboration solutions, with over 100 million lives on our platforms, across the healthcare continuum, processing nearly 30 million payor-provider transactions per month with approximately 450,000 active users nationwide. Our Knowledge Platform has been used to identify nearly 13,000 active clinical trials updated weekly. We have approximately 450 revenue generating clients on our Provider Platform which has been implemented in over 2,000 hospitals globally using our NaviNet workflow portal covering over 30 million lives, including the National Health Service in the United Kingdom, the Canadian Health System and hospital systems across the United States. This includes over 350 hospitals in the United States connecting what we estimate to be more than 30,000 medical devices and collecting tens of billions of vital signs annually with 250 clinical, financial and operational systems connectors, over 500 medical device and health and wellness sensors, and 300 infrastructure and healthcare services. Within the payor platform, when combined with eviti, we have client relationships with more than 70 healthcare payors in the United States, representing over 70 million lives and growing. We are a leading provider of payor-provider collaboration solutions, with approximately 35 health plan revenue generating clients and over 2,000 hospitals and we estimate that more than 60% of physicians’ offices nationwide connected to our NaviNet Open app during the first quarter of 2016. Our payor-provider collaboration portal is typically contracted by health plans on a per member (or life) per month basis. These plans sponsor the solution and provide it free of charge to healthcare providers.

The chart below describes our systems-based approach to the delivery of healthcare.

We enable our clients to make better and more cost-effective treatment decisions for their healthcare constituents by applying novel diagnostics tailored to specific molecular profiles of patient tissues, which are integrated clinically with large-scale, real-time biometric signal and phenotypical data.

NantHealth’s platform includes (i) advanced molecular diagnosis (Box 1), defining treatment (Box 2) and patient engagement (Box 6) for the knowledge domain; (ii) care coordination and delivery of care (Box 7), real-time clinical learning (Box 8), clinical analytics and predictive modeling (Boxes 9 and 10) for the delivery domain; and (iii) payment for value (Box 11) in the payor domain. Our biopharmaceutical partners, including our affiliates NantKwest and NantBioScience, Inc. and other biopharmaceutical participants in the Cancer Moonshot 2020 Network, provide key therapeutic treatments, novel next-generation agents and clinical trials and validation, (Boxes 3, 4 and 5) for the knowledge domain.

Box 1—Diagnose (GPS Cancer):

GPS Cancer

GPS Cancer enables diagnosis at the molecular level measuring the genome and proteome. GPS Cancer is performed in the nation’s first CAP- and CLIA-certified laboratory for whole genome sequencing (comparing both a patient’s normal, or germline, and tumor tissue), RNA sequencing and quantitative proteomic analysis.

What is GPS Cancer?

GPS Cancer is a comprehensive test that utilizes whole genome sequencing, RNA sequencing, quantitative proteomics, and a knowledge database containing hundreds of oncogenes and approximately 1,500 cellular pathways to identify genomic and proteomic alterations—from DNA to RNA to protein—with high clinical relevance to each person’s tumor.

GPS Cancer compares a total of 6 billion DNA base pairs between a patient’s healthy normal (or germline) sample and the tumor sample (usually Formalin-Fixed, Paraffin-Embedded—FFPE or fresh frozen tissue) each encoding for over 20,000 genes. All the RNA (over 200,000 expressing proteins) from the tumor sample is sequenced to confirm and give evidence of expression of mutations found in the genome. We identify affected molecular pathways that are drivers of a patient’s cancer by analyzing DNA and RNA sequence data against our curated database of over 15,000 nodes within approximately 1,500 protein pathways. GPS Cancer’s quantitative proteomics analysis, also performed on FFPE samples, is built on a platform of laser microdissection, proprietary liquid tissue processing and mass spectrometry-based Selected Reaction Monitoring (SRM). We gain insights into a patient’s affected protein pathways using all these methods and determine actionable peptide targets to recommend potential therapeutic agents specifically designed for the individual patient.

Cancer is increasingly understood to be a heterogeneous collection of rare diseases, with hundreds of patient-specific, cancer-promoting mutated proteins, some known and many more unknown, called neoepitopes. GPS Cancer identifies neoepitopes through its comprehensive omics analysis and we believe will serve as a critical and novel source for individualized immunotherapies for cancer patients.

Understanding genomic alterations and protein expression in tumor samples can help to identify potential treatment options for the personalized management of people with cancer and may lead to improvement in clinical outcomes.

Whole genome sequencing of a person’s tumor sample against their normal sample highlights molecular alterations that are specific to their tumor DNA, and RNA sequencing subsequently confirms the alterations identified in the DNA of a person’s tumor. Whole genome sequencing and RNA sequencing can provide vital clinical information about individual molecular alterations in tumors that result in abnormal proteins, which can be important targets for many cancer therapies.

Quantitative proteomics measures the amounts of clinically relevant proteins. Knowing the quantity of a specific protein present in a tumor can help oncology care providers better understand potential responses to conventional therapeutic modalities such as chemotherapies, targeted therapies, and immunotherapies.

GPS Cancer identifies genomic and proteomic alterations with high clinical relevance to each person’s tumor. The alterations are then matched to drugs that might be effective against tumors containing the specific change. By identifying the totality of alterations from whole genome sequencing, honing in on alterations that are associated with protein expression from RNA sequencing, and combining clinically relevant proteins determined from quantitative proteomics, a more accurate and comprehensive molecular profile is assembled that can inform the therapeutic options available to oncology care providers and their patients.

Our GPS Cancer solution further leverages novel adaptive machine learning algorithms that match the identified alterations to an extensive and evolving library of signaling pathways, drugs and drug targets, regardless of indication, to provide predictive analyses that can enable the physician to make decisions regarding the potential efficacy of personalized therapies, as well as points of resistance. Results are presented to the physician in a precision medicine report to streamline treatment decisions.

GPS Cancer Report

GPS Cancer results are available to the ordering physician in a concise report or through a cloud-based genome browser. While the GPS Cancer report does not recommend treatments, it can enable the treating physician to develop a personalized treatment plan after discussing with the patient the available treatment options and the potential risks associated with each treatment option. The GPS Cancer report can be utilized by the physician in several ways, as described in the “call out” bubbles on the example reports below. The report may:

■	List targets based on DNA/RNA/quantitative protein analysis that can be treated by FDA-approved drugs either in an on-label or off-label manner;

■	List findings that suggest a particular targeted therapy which the physician would otherwise use may not work due to a potential resistance marker;

■	List the quantitative expression of certain proteins that suggest a routinely-used chemotherapy agent may be more likely, or alternatively, less likely, to work; and

■	Lead the physician to place the patient on a clinical trial.

The following is a sample GPS Cancer report:

NantHealth

GPS CANCER REPORT

GENOME PROTEOME SEQ (GPS)

For GPS report orders or inquiries, please call 1-844-MY-OMICS

SUMMARY PAGE

General Information

ID colo829-rna-repA

PATHOLOGY

Basic information regarding the patient, patient's tumor and normal samples, and tumor type as defined by anatomic pathology

Genome Proteome Seq (GPS) Findings

Known oncogenes labeled in red — BRAF, SF3B1

Known tumor suppressors labeled in blue — CDKN2A

ALTERATION	BRAF	SF3B1	CDKN2A
Amplification			
Loss			
Truncation			×
Protein Change (Predicted)	○ p.V600E	○ p.P718L	

Clinically relevant genomic alterations

Predicted protein change identified by GPS Cancer

ALTERATIONS IDENTIFIED IN 3 GENES:

1 **TREATABLE** gene,

2 KNOWN ONCOGENES, and

1 KNOWN TUMOR SUPPRESSOR

(see page 3)

GPS Cancer identified alteration — *Mutation*

TARGET	DRUG	STATUS	ADDITIONAL INFORMATION
BRAF p.V600E (64%, exp 68%)	A1. **Dabrafenib**	FDA (see page 1)	Approved against target, 9 clinical trials (pg. 2)
	A2. **Vemurafenib**	FDA (see page 1)	Approved against target, 9 clinical trials (pg. 2)
	A3. **Sorafenib**	FDA (see page 1)	Activity against gene, 50 clinical trials (pg. 2)
	A4. **Regorafenib**	FDA (see page 1)	Activity against gene, 30 clinical trials (pg. 2)
	A5. **Trametinib**	FDA (see page 1)	Approved against target
	A6. **LGX818**	Investigational	Activity against gene, 3 clinical trials (pg. 2)

Note: Values in parentheses after copy number and small variants provide estimates of relative coverage and mutation allele frequency, respectively. * indicates variant was not expressed at a measurable level in RNA sample.

Percent of tumor DNA with mutation adjusted for tumor sample purity; determination of mutation clonality

Percent of mutations expressed at RNA level

Therapeutic agents targeting alteration called by GPS Cancer

Regulatory status of therapeutic agents targeting called alterations

"X" adjacent to a variant indicates the variant is not expressed and therefore may not be targetable

Highlights of other genomic findings made by GPS Cancer on ensuing pages

Additional Findings

ACMG-RECOMMENDED INCIDENTAL FINDINGS	No relevant variants were detected in ACMG-recommended genes (pg. 4)
MICROSATELLITE INSTABILITY	Tumor genome does not exhibit microsatellite instability (pg. 5)
CYTOGENETIC ANALYSIS	Sample purity is estimated to be 99% tumor cells with a tumor ploidy of 2.9n (pg. 7)
DETECTION OF VIRAL SEQUENCE	*Human herpesvirus 4 type 1* (NC_007605.1) was detected in the matched-normal sample (pg. 8)
COMPLEX PHENOMENA	*Kataegis* and *Clustered rearrangements* were detected (pg. 9)
MUTATION SIGNATURES	The mutational signature caused by *Ultraviolet light exposure* was identified (pg. 10)

SAMPLE	WHOLE GENOME	EXOME	RNA
Tumor	58x, Jan 17, 2016	*Not performed*	659x, Jan 30, 2016
Matched-Normal	63x, Jan 17, 2016	*Not performed*	*Not performed*
Provenance	99.2% match		

Provenance analysis performed on sequences as a QA measure

Depth of genomic sequencing performed on samples

Depth of RNAseq performed to validate mutation expression

CONFIDENTIAL Powered by NantOmics 9920 Jefferson Blvd., Culver City, CA 90232

GPS CANCER REPORT

GENOME PROTEOME SEQ (GPS)

For GPS report orders or inquiries, please call 1-844-MY-OMICS

NantHealth

Patient name:	Jane Doe	Requisition #:	581
Gender:	Female	Specimen received:	16-Nov-2015
Date of birth:	19-Jan-1955	Date reported:	18-Dec-2015
Medical record #:	12345	Referring physician:	Dr. Joe Smith
Incoming specimen ID	CE0912	Physician institution:	General Hospital
OPDx UID:	CE0138	Pathology institution:	Community Pathology Laboratory
Specimen source:	Right Lung Mass		
Diagnosis code:	162.8, Malignant Neoplasm, other parts of bronchus or lung		

Unique patient information

Specific sample information

Oncologist/Pathologist information

Location of tumor biopsy

Significant Results:

Significant findings represent the most important proteomics information for the treating physician

- ***The expression levels of MET, PDL1 represent significant findings.***
- Mutations were identified in the following genes: CDKN2A, HRAS, SMARCB1

The NantOmics Medical Director makes specific notes about the case in the Pathology comments

Pathology comments:

The specimen was adequate for evaluation and tumor cells were collected using a pathologist-directed laser microdissection system.

Therapeutic Agents likely to provide benefit based on the expression of specific proteomic biomarkers and the biology of the tumor

Likely Benefit

Treatment Agent	Associated Biomarker	Patient Result
MET Targeted Clinical Trial	MET Protein	1130 amol/µg
Pembrolizumab, Nivolumab, or PD-1/PD-L1 Targeted Clinical Trial	PDL1 Protein	439 amol/µg
Gemcitabine	hENT1 Protein	102 amol/µg
Cisplatin, Carboplatin, Oxaliplatin	ERCC1 Protein	ND
AXL Targeted Clinical Trial	AXL Protein	243 amol/µg

Therapeutic agents where clinical trials may be available are identified where appropriate

Proteomic Biomarkers associated with therapeutic benefit

Approved agents with likely benefit based on tumor biology

Quantitative measurement of biomarkers in attomols/microgram of tumor protein

Therapeutic Agents unlikely to provide benefit based on the expression of specific proteomic biomarkers and the biology of the tumor

Unlikely Benefit

Treatment Agent	Associated Biomarker	Patient Result
Paclitaxel, nab-paclitaxel, docetaxel	TUBB3 Protein	1670 amol/µg
Temozolomide	MGMT Protein	281 amol/µg

Proteomic biomarkers conferring resistance to therapy

Approved agents unlikely to provide benefit based upon measurement of proteomic biomarkers

Quantitative proteomic measurement of resistance

NantOmics Rockville is a CAP/CLIA clinical laboratory

NantOmics is a CAP-accredited CLIA certified laboratory

9600 Medical Center Drive, Suite 300 • Rockville, Maryland 20850 • 301.977.3654

NantOmics Medical Director is a board certified Pathologist.

Medical Director: Robert Heaton, M.D.

18-Dec-2015 9:39 am

CLIA # 21D2043150

www.OncoPlexDx.com

Page 1 of 6

Maryland Business License # 1872

Specimen UID: CE0138, Version: 2

Powered by NantOmics

When a physician receives the report and analyzes the implications, he or she may validate a pre-selected chemotherapy or targeted therapy approach, or select another accepted therapy regimen thereby indicating the pre-selected regimen would be less likely to work. Also, in the situations where an effective therapy may not be apparent, the wide-ranging analysis from GPS Cancer may reveal new therapeutic options that the physician may not have realized existed. This is in contrast to limited gene panels which lack tumor-to-normal cell comparison and an RNA analysis. The report then assists the physician to recommend the most efficacious therapy available thereby increasing response rates and sparing insurers the cost of ineffective therapies and the associated patient side effects.

Insurance Coverage

In January 2016, Independence Blue Cross announced that it would provide insurance coverage for GPS Cancer, representing the nation’s first such insurance coverage for a whole genome and proteome molecular diagnostic platform. The Independence Blue Cross Medical Policy provides coverage for GPS Cancer for any of the following conditions in an individual with documented performance status that identifies treatment of their condition as a viable option:

■	cancer of unknown primary;

■	rare cancers (i.e., less than one percent of cancers) with metastases for which there are only documented case reports and small series of treatment experience;

■	metastatic cancer that has progressed after treatment with a regimen of chemotherapy and for which additional chemotherapy is indicated;

■	primary brain cancer;

■	pediatric cancers;

■	triple negative breast cancer;

■	virally infected tumors;

■	metastatic non-small cell lung cancer that has progressed after treatment with two different regimens of chemotherapy and for which additional chemotherapy is indicated; and

■	individuals eligible for cancer immunotherapy.

Reimbursement for this policy is partially dependent on the terms and limitations of the respective patient’s plan. As such, we are working with our software engineers to provide the following two critical items to the provider: 1) how the test will help and 2) how much the test will cost the patient.

Competitive Advantage of GPS Cancer’s Comprehensive Molecular Analysis Capabilities

Many of the current gene panels on the market are limited to only a small fraction of the genome and fail to cover the full molecular profile of a patient’s tumor. Because these panels measure less than 2% of the approximately 20,000 genes and less than 0.04% of the entire genome, the results may be fraught with a significant number of false negatives, potentially leading to erroneous clinical decisions. Furthermore, many gene panel tests fail to directly compare the patient’s tumor to the patient’s normal (or germline) genome, potentially leading to false positives by suggesting a mutation is in the cancer alone when it is really a normal variant.

Unlike most commercially available genomic tests, which are based on interrogation of predefined alterations in only a small fraction of the genome, GPS Cancer is based on whole genome sequencing (of tumor and normal samples), RNA sequencing and inferred and quantitative proteomics. GPS Cancer compares 6 billion DNA base pairs (tumor and normal), sequences 200,000 RNA expressing proteins and provides analysis for over 15,000 nodes within approximately 1,500 protein pathways. In addition, the test provides quantitative analysis of targeted proteins at the attomolar level.

Potential for false positives and false negatives with abbreviated panels:

The diagram above illustrates the substantial potential for an incorrect limited gene panel diagnosis as compared to comprehensive analysis. The second and third columns are labeled Potential for Incorrect Diagnosis when Sequencing DNA without RNA and contemplate results for situations where only DNA sequencing is considered without RNA or expression analysis. The far left column labeled Correct Diagnosis, Correct Treatment shows the situation where a targetable gene or pathway identified in the panel is determined as abnormal (relative to a reference genome) and the downstream RNA mutation is expressed in the patient. Nearly all gene panels exclude RNA analysis, so this downstream expression of RNA would not be realized by the panel, but the diagnosis would remain accurate. The second column from the left labeled False Positive shows the scenario where there is a gene mutation in the panel, but little to no downstream mutation is expressed in RNA, leading to a false positive from the panel—again something the panel would be unable to verify if it had not performed RNA analysis. The fourth column labeled False Negative describes a situation where the gene covered in the panel presents as normal relative to a reference genome, but there is high expression in RNA analysis. Again if the panel does not perform RNA analysis this would be missed leading to a false negative. The fifth column labeled Pitfalls When Sequencing Genes Limited to Panels contemplates a scenario when the mutated gene is outside one of the covered genes (e.g., outside the approximately 200-400 genes) in the panel and instead lies in one of the other approximately 20,000 genes. In this case neither the gene or RNA is measured and there is a failure to administer targeted therapy, or a false negative. The last column, Pitfalls When Sequencing Genes Without Matched Tumor-Normal Samples, contemplates when the gene measured in the panel is compared to a reference genome, but not the patient’s own healthy tissue (or germline), presenting as a misinterpreted mutation (relative to a reference genome) when the tumor sample actually matched the patient’s healthy tissue and therefore no gene mutation exists—which yields a false positive.

In 2015, data were presented on 3,783 patients at the 2015 annual meeting of the American Society of Clinical Oncology, or ASCO, entitled “Genomics, Transcriptomics, and Proteomics in the Clinical Setting: Integrating Whole Genome and RNA Sequencing with Quantitative Proteomics to Better Inform Clinical Treatment Selection” and showed that only 4.6% of altered DNA actually resulted in increased expression of a given actionable gene, whereas in 26% of instances, increased expression of an actionable gene could not be traced back to an alteration in the DNA. In 69% of positive mutation calls as determined by the gene panel, no increased RNA expression occurred, thus potentially resulting in a false positive gene panel reading.

GPS Cancer could help overcome these challenges by unearthing the breadth of mutated DNA via whole genome sequencing, identifying relevant mutations by RNA sequencing, and predicting potential therapeutic outcomes by quantifying clinically relevant proteins in a patient’s tumor sample. For example, as shown in the figure below, for a highly actionable target such as the protein HER2, 105 of 237 patients had elevated expression resulting from gene amplifications, whereas 117 patients with gene alterations did not result in elevated expression and 15 patients had elevated expression without gene alteration, thus revealing the potential false positives and false negatives by competitive products that do not take expression (e.g., RNA and protein) into account.

RET DNA mutation is a nucleotide variance in the DNA. The mutations, if expressed at the RNA level, may go on to cause changes at the protein level. If the mutation is expressed at the protein level, the tumor may be treatable by targeted therapies, such as vandetanib or cabozantinib, which act on the RET protein. Of 438 patients, only 7 had both DNA mutations and corresponding RNA expression (needed for the anti-RET targeted therapies to be potentially effective). In another 98 patient samples, DNA was altered but RNA had little or no alteration, suggesting that the DNA mutation was misleading and did not correspond to an altered protein level. Hence, treating the patient based on DNA findings alone would likely be unsuccessful. In another 333 patients, the RNA changes suggested elevated expression of the RET protein but there was no corresponding DNA change. Thus, testing RNA revealed many patients who may respond to the drug but would not have been identified on DNA testing alone.

Furthermore, for actionable targets such as HER2, RET and a larger menu of analytes (a chemical substance that is the subject of analysis), GPS Cancer reveals whether the amount of a given protein found in a patient sample is above or below what we have determined to be a threshold for response, which we believe contradicts the notion that a presence or absence of a protein is sufficient for the prediction of response. For HER2, published reports provide that ~750 amol/ug (attomolar per microgram) is the lower limit for response to trastuzumab, whereas 2,200 amol/ug of HER2 is predictive of complete response (as measured by overall survival after 6 years) in 100% of breast cancer patients in the adjuvant setting. Patients in this setting with HER2 <2,200 amol/ug should be monitored more frequently after initial treatment. Additionally, as presented at the San Antonio Breast Cancer Symposium, or SABCS, in 2015, GPS Cancer also distinguishes between modes of therapy in that patients with high HER2 expression respond favorably to the HER2 antibody trastuzumab whereas low HER2 expressors respond more favorably to the HER2 small molecule therapeutic lapatinib. Immunohistochemistry and other non-quantitative tests may not accurately predict response to therapies or distinguish between different therapies targeting the same analyte.

We believe the ability of GPS Cancer to measure clinically relevant proteins is important. The amount of certain proteins in cancer can provide valuable information on the potential response to targeted therapies such as trastuzumab, cabozantinib and to chemotherapies and immunotherapies. We believe there exists a level of protein that determines either a response or lack of response to these therapies. For example, a high expression of the protein ERCC1 in a tumor predicts that it will not respond to DNA damaging chemotherapy agents such as cisplatin and carboplatin. ERCC1 repairs the damage to DNA caused by the platinum-based chemotherapies thus making them ineffective. Conversely, high expression of the protein hENT1 is potentially predictive of response to the chemotherapy agent gemcitabine since hENT1 is needed to allow gemcitabine to enter the cancer cell.

The case study below, presented at the 2016 Congress on Targeted Anticancer Therapies, is a demonstration of the utility of GPS Cancer in therapy selection. In a patient with metastatic uterine cancer, where an oncologist has a choice of chemotherapies with various mechanisms of action, GPS Cancer potentially eliminates some of the guesswork involved in choosing therapeutic regimen.

The y-axis shows the level of the patient’s cancer antigen 125 (CA-125) count, which is indicative of disease progression as it measures the amount of CA-125 in a person’s blood. CA-125 is a protein that is a biomarker, or tumor marker, and is found in greater concentration in cancer cells.

The case study progresses as described below:

■	The patient is initially treated with the checkpoint inhibitor pembrolizumab (MK-3475). Since the target analyte, PD-L1, is expressed in low amounts, or less than the 100 amol/ug in the “Efficacy Threshold” column of the table to the left of the graph below, published reports would suggest a decreased likelihood of benefit from the treatment. Consistent with the expected result, the patient did not respond well to the treatment, as reflected by an increase in the CA-125 level in the graph below.

■	The patient is then treated with paclitaxel (Taxol) and trastuzumab (HerceptinTM). Published reports indicate an increased likelihood of benefit from the treatments if the TUBB3 expression level is below 850 amol/ug and the HER2 expression level is greater than 740 amol/ug for paclitaxel and trastuzumab respectively. In this case, the patient’s tumor expresses less than 100 amol/ug of the TUBB3 analyte and 4,995 amol/ug of the HER2 analyte. The result of the treatment is consistent with the published studies’ efficacy thresholds. As illustrated in the graph below through the significant decline of CA-125, the patient had a beneficial response to the combination of paclitaxel and trastuzumab until approximately June of 2015, a period of nine months, when CA-125 starts to increase again.

■	The patient is then taken off paclitaxel and put on doxorubicin. GPS Cancer results suggest a reduced likelihood of response to doxorubicin since the level of TOPO2A analyte needed for such a response is greater than 1,530 amol/ug (per published studies) and the patient’s level is only 472 amol/ug. As illustrated in the graph below, the treatment was not effective as there was an increase in CA-125 during the duration of time the patient was being treated with doxorubicin.

■

After the ineffective doxorubicin treatment, the patient is then put on pemetrexed. Published studies indicate that pemetrexed is more likely to be effective when the FRa analyte is present in amount greater than 1,510 amol/ug. In this case, the patient’s tumor expressed 10,500 amol/ug of the FRa analyte, well in excess of the published analyte threshold. Consistent with the efficacy thresholds, the patient had a beneficial response to pemetrexed, which is visually depicted by the decreasing CA-125 level in the bottom right of the graph below.

GPS Cancer is the only comprehensive and commercially available clinical cancer platform incorporating and integrating whole genome (comparing both a patient’s normal and tumor tissue), RNA, proteomic and molecular pathways information into a clinical report that analyzes this data and identifies actionable targets and potential clinical treatment decisions.

GPS in Rare Diseases and Chronic Illnesses

Although we are deploying GPS initially for cancer, we believe this solution has potential application in identifying molecular profiles and germline mutations in rare diseases and chronic illnesses. Our molecular profile solutions are being used by a large academic research institution to examine the genomic familial drivers of cardiac disease and to perform additional research in ALS, obesity, suicide and diabetes, among other diseases.

GPS Cancer: Proprietary Methods and Software

Patents with claims related to GPS Cancer are issued or allowed in the United States and internationally, and GPS Cancer is the subject of several U.S. and foreign patent applications. The proprietary methods and software components underlying GPS Cancer include:

■	Liquid Tissue. Extracts lysates from FFPE tissue using proprietary methods to examine tumor-normal proteins and genomes.

■	Transporter Software. Securely transfers unassembled data from sequencing instruments to the analytical custom-designed supercomputing environment.

■	Contraster Software. Rapidly identifies genomic variants in a patient’s tumor samples and compares it to that patient’s germline or proprietary database of disease associated genes.

■	Paradigm Software. Integrates DNA sequencing data from the contraster software with RNA sequencing data to identify alterations in cellular signaling behavior that are driving disease progression. The algorithm matches the alterations to the library of all known signaling pathways and all drugs and drug targets, irrespective of indication, to potentially help predict the effectiveness of personalized therapies and points of resistance.

Box 2—Define Right Treatment Before Treatment Begins (eviti):

The rapid advancement of molecular and biometric medicine is overwhelming many physicians’ cognitive ability, while uncoordinated, non-evidence based treatment pathways are increasing costs and reducing the quality of care.

eviti, our decision support solution, provides evidence-based clinical decision support, which is a critical element to ensure optimal treatment regimens. eviti is a SaaS-based clinical decision support solution that centralizes clinical content, treatment cost data from Medicare reimbursements and treatment toxicity data. The clinical content is curated by our dedicated team of clinicians, including oncologists and oncology nurses, who convert published literature and clinical trials into structured information that can be used for decision support. The eviti Advisor product is an overlay on this platform and allow both physicians and patients to access this data to better inform treatment decisions. Thus physicians can readily stay abreast of the latest advances in cancer care. In addition, physicians can simplify their ordering, since the treatment protocols can be exported to EHR systems for order execution.

Unique to the care delivery domain, physicians also benefit from improved claim processing by using our eviti platform that issues a pre-authorization “eviti code” when the physician chooses an approved evidence-based clinical pathway, thereby validating appropriate treatment and pre-adjudicating the claim. This is an important step in that payors and providers are collaborating on high-value, evidence-based clinical pathways as opposed to non-value added reimbursements and denials of payments.

The snapshot of our system below illustrates how different cancer treatment options for a particular patient are presented to compare treatments across a variety of metrics, including treatment outcome, plan compliance and costs to drive greater evidence-based pathways and compliance.

Our decision support engine can enable payors to improve quality care while managing costs by recommending evidence-based treatments. We believe that our system can reduce variability in non-evidence-based cancer treatment plan selection from approximately 29% to 2%. Our research suggests that payors can save approximately $11 million to $24 million annually per 1 million members. This estimate was derived assuming: (i) approximately 29% of patients receive treatments with nonmedically justified deviations, (ii) that the average overspend per patient is $20,000, (iii) between 0.25% to 0.55% of members on the plan become diagnosed with cancer and (iv) 75% of patients receive chemotherapy and/or radiation therapy.

eviti provides access to nearly 13,000 active clinical trials, updated weekly, over 2,500 evidence-based treatment regimens for the treatment of cancer arising from over 40 different anatomical locations. We estimate that over 75% of all oncology practices in the United States have used eviti, and, at the 2016 HIMSS Conference, we were named #1 in Clinical Decision Support by Black Book Research, an independent industry analyst firm that tracks the top-

performing healthcare technology companies. Our eviti backend platform also serves as the clinical trial-matching engine for The American Cancer Society.

Box 6—Patient Engagement (NantOS and NantOS Apps):

Our modular patient portal applications leverage NantOS and underlying data to engage and inform the patient, patient advocate and caregivers.

Patient Portal NantOS App: Our Patient Portal NantOS app enables providers to incorporate the patient (or his or her proxy) as a full member of the care team, which can result in improved patient engagement, satisfaction and compliance. This NantOS app can pull information from EHRs and integrate the growing mobile health app and wearable health data into the patient’s health records, providing a single access point and unified health record across the healthcare system. In addition to aggregating key data from the EHR and other sources, this NantOS app enables the patient to have convenient access to perform common tasks such as scheduling appointments, refilling prescriptions and reviewing lab tests. One feature enables the patient to actively participate in the management of their own health (self-care). The patient portal NantOS app includes a watch list that visualizes and explains key metrics, such as lab values, that a patient may want to track over time with the goal of better managing their health. This application meets or exceeds certain Meaningful Use Stage 2 requirements and can enable hospitals to achieve this certification.

Health Heritage NantOS App: The Health Heritage NantOS app is a patient-facing tool designed to empower users to collect, maintain and share their detailed personal and family medical histories and receive personalized risk assessments and recommendations. Branching logic and guidance enables users to easily construct the foundation of their medical history. This NantOS app can also work with health systems to extract key details from a user’s electronic medical record automatically, in part, using its custom-built Natural Language Processing engine. Secure methods are provided for family members to share and maintain up-to-date family information. All information is currently used to identify individuals at risk for seven common cancers (breast, colorectal, melanoma, ovarian, pancreatic, prostate and uterine) and their related hereditary cancer syndromes and to provide evidence-based recommendations for users to discuss with their providers. Risk assessment and recommendations are based on industry guidelines and other evidence-based literature and include changes in lifestyle, referrals for genetic testing, increased cancer surveillance, and risk-reducing medications and surgeries. Health Heritage is being designed to assess risk for additional cancers (e.g., thyroid, lung) and other common diseases (e.g., cardiovascular diseases, diabetes, hypertension, stroke, Alzheimer’s). Health Heritage risk reports and data may be shared directly with primary care providers, genetic counselors, specialists, and payors to provide decision support, enhance workflows, and personalize care.

Cancer Genome Browser. Allows users to view a patient’s entire genome with the goal of understanding the totality of the genomic and proteomic expression information.

Box 7—Care Coordination and Real-Time Connectivity (NantOS and NantOS Apps):

A key part of our care coordination and real-time connectivity solutions is to enable hospital systems, integrated delivery networks, health plans and government sponsored health organizations and their clinicians to improve productivity, more easily collaborate across the care team with both patients and payors through next-generation collaboration portals, and better manage the growing volume of data from numerous disparate sources to obtain actionable insights for improving performance at the enterprise, office and individual physician levels. Even where a hospital system may have a single EHR vendor across all of its facilities, our provider engagement solution can be valued as a comprehensive, real-time solution to integrate the larger continuum of care (e.g., pharmacy, laboratory, imaging center and patient’s home). Many other marketplace offerings typically provide retrospective analyses in siloed applications or do not adequately integrate health information across the continuum of care.

Our modular care coordination and connectivity applications leverage NantOS and underlying data to provide real-time data to the point-of-care. Our NantOS apps allow us to engage clients to provide next-generation collaboration portals for providers and caregivers to allow for patient-centered, proactive (as opposed to site-centered reactive) care. These NantOS apps connect and enhance disparate systems with next-generation devices and applications to help implement and coordinate pathway compliance. Our secure, cloud-based NantOS accesses, integrates and updates information from disparate clinical, operational and financial systems to create a dynamic and actionable dataset. NantOS, our middleware, can be utilized on a stand-alone basis, bundled as part of a more comprehensive solution with NantOS apps, or used as a platform of services to develop industry specific applications.

NantOS, our clinical operating system: Our provider solution software and middleware, comprised of an integration of our various solutions including cOS, FusionFX, DeviceConX, VitalsConX and NaviNet Open, or collectively NantOS, leverage the data available on our Systems Infrastructure to enable patient-centered engagement and coordination across care locations. NantOS is our core, cloud-based platform designed to address many of the coordination and interoperability challenges across the knowledge, provider and payor domains.

NantOS is patient centered and site neutral, as opposed to a site-centered operating system, which utilizes protocols and models derived from solutions targeting many of the coordination challenges inherent in supply chain management and real-time air-traffic control. NantOS enables stakeholders to better coordinate and utilize real-time integrated information, which we believe creates notable advantages relative to the traditional approach of mining retrospective and siloed sources of information. This system can be implemented by a single hospital, hospital systems, integrated delivery networks, physician groups, health plans, self-insured companies or any combination of the above, to enable value-based models. NantOS is based on an open Service Oriented Architecture, or SOA, and provides connectors, a data model, and services and makes accessible APIs that we, our clients and third parties can potentially leverage to develop next-generation healthcare applications. NantOS is compatible with both traditional data sources (e.g., EHR, labs, imaging, pharmacies, medical claims and pharmacy claims), and next-generation sources, including big data (genomics and proteomics) and real-time data sources (e.g., consumer wearables, biometrics and monitoring devices). We believe this can give our clients a unique multi-dimensional perspective from which they may garner novel insights and seek to identify and solve complex challenges associated with transitioning to value-based models and managing large amounts of data. NantOS can enable datasets to be interrogated by adaptive machine learning algorithms that can further inform and optimize decision-making. We believe that as we engage incremental populations the predictive modeling capability will improve with the addition of a richer base of real-time information from individuals to whole population level phenotypic, molecular and biometric data.

■	Data Layer: Our platform extracts, transforms, aggregates and contextualizes a vast array of molecular, clinical, financial, operational and other relevant data from internal and external sources into a more patient-centric information model. NantOS integrates with the systems provided by major health information technology vendors, including Varian Medical Systems, Inc., Epic, Cerner, McKesson and Allscripts, and has a robust library of over 250 EHR, pharmacy, lab, device, imaging, cost accounting, provider data and financial systems connectors. Additionally, our device connectivity platform normalizes and tracks data from over 300 inpatient and outpatient medical devices as well as over 200 consumer health and wellness sensors. Our data layer architecture is flexible to support federated, distributed or enterprise data repository approaches. This flexibility enables us to balance transactional, analytical, decision support, information security and performance requirements across different stakeholders and geographies. With an increasingly disparate set of data sources, ensuring data quality is a fundamental challenge in this space. Adjusting duplicative, incorrect, absent or irrelevant data into a consistent terminology is a core capability of our master data management services. We believe our experience integrating real-world data across millions of patients and billions of patient-level clinical data points across the globe enables us to provide some of the most usable, patient-centric data available. Furthermore, our clinical terminology translation service allows us to map disparate EHR, lab and pharmacy systems into a common clinical informatics model.

■	Services Layer: We believe we have one of the most highly reliable and scalable suites of infrastructure and healthcare specific services. Clients and third parties use these services to build or integrate key applications. A SOA is an architectural pattern in computer software design in which application components provide services to other components via a communications protocol, typically over a network. The principles of service orientation are independent of any vendor, product or technology. We have been developing cloud-based SOA architectures for over a decade. We believe we have one of the largest open services SOA platforms in healthcare, with a growing library of over 300 infrastructure and healthcare specific services. Some of our infrastructure services include master data, identity management, security, audit and message orchestration. Other healthcare specific services include labs, orders, device, genomics, insurance administration and care plans.

■	Application Programming Interfaces: APIs are a set of routines, protocols and tools for building software applications. Nearly all of the NantOS services have exposed APIs that enable distributed application development environments. These APIs enable us, our clients and third parties to develop ecosystems of compatible applications. Using these APIs, we have developed a series of applications such as secure messaging, value monitor, care coordination, population explorer and patient and provider portals. Additionally, certain of our clients and third-party partners have built their own internal and cross enterprise solutions using NantOS’s exposed APIs.

NantOS and NantOS Apps: Our web-based and mobile NantOS apps include patient, provider and collaboration portals for advanced care coordination, including real-time vitals connectivity, clinical and administrative workflow, eligibility and benefits, claims, referral and readmissions management solutions, secure messaging and analytical applications to measure outcomes and costs.

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Device Connectivity Suite: Our device connectivity and real-time biometric software and hardware suite allow us to aggregate data from one of the largest libraries of in-hospital and remote medical devices and wearables on the market. Utilizing our hardware and software platform, we can extract data from various disparate provider systems, payor systems and consumer devices across the care continuum. Our offerings can enable real-time collection of quantifiable biometric and phenotypic data, enriching the holistic patient health record in order to improve care and treatment. In addition, our offerings can improve care coordination and data aggregation across care settings to facilitate transitioning patients to lower cost care settings such as a skilled nursing facility or the patient’s home. Key offerings include device integration to EHR systems, remote patient monitoring and medication adherence.

■	DeviceConX, or DCX, a NantOS App: DCX is an FDA-approved device data normalization software that connects to hundreds of inpatient and outpatient clinical devices and converts data into a standard format that can be integrated into EHR systems and decision support platforms such as NantOS. This offering provides physicians with a real-time and integrated snapshot of a patient’s physiological data. Our software is scalable and can be embedded across the care continuum, including inpatient, outpatient and home settings. In addition, our platform can enable connectivity with both networked and non-networked medical devices and can eliminate the need for manual entry by physicians, which can result in clinician time savings and potentially eliminate transcription errors. DCX is installed in over 350 client sites across the United States, Singapore and Denmark.

■	HBox: The HBox is an Internet of Medical Things, or IoMT, and Internet of Things, or IoT, hardware hub that provides wired or wireless connectivity to multiple monitoring devices and transmits the data into our remote monitoring centers, our care coordination software and third-party EHR systems, giving providers real-time access to physiological data. We offer several home monitoring devices that have been tested and integrated with the HBox to support remote monitoring, readmission management and care coordination solutions and services. The HBox integrates with various weight scales, pulse oximeters and blood pressure monitors and mobile health devices, including various consumer wearables. For non-networked medical devices, we use our proprietary DeviceEscort adapter and HBox to wirelessly connect to nearly any medical device that is capable of outputting discrete medical data. HBox is currently installed at client sites in both the United States and Singapore.

■	VitalsConX, or VCX, a NantOS App: In addition to DCX and HBox, we also provide a tablet-optimized application that sits on top of our DCX platform to provide clinicians more convenient and ubiquitous access to a wide array of patient vitals such as respiratory rate, blood pressure and heart rate. Our solution can enable more efficient patient monitoring and provides a real-time stream of data unlike periodic sampling typically captured in an EHR. It can allow a provider to view vitals across a whole panel of their active patient list in the hospital and prioritize patients needing attention.

■	Vitality: Vitality Medication Adherence is a hardware device and cloud-connected software NantOS app (GlowCaps for pill bottles and GlowPacks for alternative form factors such as injectables) that tracks, reminds and alerts patients to reinforce them to take their prescribed medication. The hardware components use escalating reminders such as light and sound and the software includes text, email or phone reminders along with easy-to-understand weekly reports that can be sent to patients, family members and/or providers.

■	Provider Portal NantOS App: Provider Portal is a clinical and administrative workflow and collaboration support NantOS app for care teams within a healthcare system, including affiliated providers in the community. The application helps providers obtain the relevant information in configurable, specific clinical views and leverage data across any connected source system, including legacy EHRs, health information exchanges, or HIEs, and data warehouses. The Provider Portal NantOS app is a patient-centric web application for viewing a virtual longitudinal care record. The Provider Portal NantOS app is context aware, which facilitates integration of our products into clinical workflow and can be synchronized with context enabled (CCOW) applications. For clients that are seeking an enterprise context management functionality, we offer a clinical workstation solution to launch multiple applications in a context-sensitive manner. The portal can be used to integrate siloed systems into unique user-specific clinical and administrative views to enable providers to make more informed decisions and improve care coordination on a near real-time basis.

■	Care Coordination NantOS App Suite: Our Care Coordination NantOS app suite manages patient care cross multiple care settings and also supports longitudinal clinical record management. Using proprietary techniques and supply chain management principles, the Care Coordination app suite integrates evidence-based pathways to activity-based costing, potentially enabling clinicians to provide high-quality care at a lower cost. The NantOS Care Coordination app suite can integrate, aggregate and normalize data from medical claims, pharmacy claims, EHR systems, lab systems and pharmacy systems, cost accounting systems, operational and financial systems. Our care coordination application suite organizes care activities and information sharing among key constituents managing a patient with the goal of helping achieve safer and more effective care. Our Care Coordination NantOS app suite includes:

■	Guided Care NantOS App: The Guided Care NantOS app is a mobile and web application that is designed for organizing the care activities and sharing information among all participants concerned with a patient’s care, in order to achieve optimal care. The Guided Care app can be used to put patients on the most appropriate care plan, set goals for the patients to target, schedule regular calls or visits with the patients and monitor their adherence to the care plan via real time feedback from biometric devices and other health tracking apps. The Guided Care app can be used to manage both disease management programs as well as lifestyle management program for payors, providers and self-insured employers.

■	Urgent Care NantOS App: The Urgent Care NantOS app is used to coordinate care of patients that have urgent care requirements. Using its telemedicine capabilities, the Urgent Care app can be used by remote providers to tele-triage the patient thereby potentially saving emergency department admission costs. In a Medicare-sponsored program, this application, along with appropriate business process changes, resulted in projected savings of over $30 million dollars in hospitalization costs over a 3 year period.

■	Transition Planner and Readmissions Management NantOS App: The Transition Planner and Readmissions Management NantOS app proactively manages patient discharge, care transitions and medication reconciliation for patients with a high risk of readmission. This application leverages data across disparate physician electronic medical record, or EMR, systems and hospital information technology systems to provide important post-discharge care for high-risk patients, thereby potentially reducing costs. It also allows hospitals to potentially reduce exposure to readmission penalties from CMS and commercial payors.

■	Referral Management NantOS App: The Referral Management NantOS app is a web application that allows for the creation and tracking of a patient referral that includes up to date documentation of their care for viewing and managing by the care team. A referral may be as simple as a provider requesting a patient consultation from another provider or as complex as a primary care provider requesting that a specialist assumes responsibility for all or part of a patient’s treatment. This NantOS app manages the entire life-cycle of the referral process—creation, scheduling, management, procedures and results documentation. Role-based views and workflows facilitate each step in the referral process. The 360-degree view and near real-time care information keep every clinician notified of the patient’s progress throughout their continuum of care. Additionally, this NantOS app can retrieve referral requests from a health information exchange.

■	Secure Messaging NantOS App: The Secure Messaging NantOS app is an easily integrated information exchange solution that can help improve care coordination while protecting patient privacy. Messages are transported between trusted parties using the direct trust standards. The identity of recipients and the security and privacy of electronic protected health information are designed to be assured for the exchange participants, including providers, clinicians and patients. Patient information can be sent to or received from third-party direct messaging applications as attachments via direct protocols. Each message contains a unique patient context that allows the recipient to view the patient’s clinical record with a single click.

Box 8—Real-Time Clinical Learning (NantOS, NantOS Apps and Engagement Services):

Our near real-time clinical learning solutions leverage NantOS and underlying data to provide real-time data to measure and monitor key provider performance metrics and consist of (i) a set of business intelligence dashboards and value monitors in the areas of medical operations, quality, patient safety and finance, and (ii) high-risk patient engagement services through home health and health coaching services. Our real-time clinical learning NantOS apps include:

■	FusionIQ NantOS App: The FusionIQ NantOS app is a business intelligence solution for enterprise data management, including performance dashboards and benchmarking analysis that integrates clinical, financial and operational metrics and data models. Benchmarking analytics include executive and physician-oriented tools that measure key performance indicators against a comparative database of metrics from approximately 40 healthcare organizations. In addition, our strategic dashboards and reporting capabilities can provide insight generation via configurable self-service analytics.

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Outcomes Analytics: Outcomes Analytics is a set of applications that run on the NantOS platform that allows payors and providers to perform comparative effectiveness studies. The NantOS big data infrastructure provides multiple levels of outcomes data starting with structured and standardized models to unstructured, schema-on-read models that can ingest large volumes and varieties of data (phenotype, omics, bio-metric, etc.). The omics results data from the reference labs and the phenotypic data from EMR and financial/cost data is normalized into a single model and made available for comparative research purposes. Outcomes Analytics is then used to create cohorts and design research studies using the study designer. We also make available to our customers a NantHealth-wide customer outcomes data repository derived from our other customers that have agreed to share de-identified data for comparative effectiveness research purposes, enabling our customers to search for cohorts and obtain access to a wider database of patients beyond their own patient cohorts.

■	Value Monitor NantOS App: The Value Monitor NantOS app is designed to measure and monitor providers with respect to resource usage, procedure usage, efficiency, cost and customer satisfaction as compared to their peer group. Value Monitor also looks at the near real-time costs incurred versus outcomes achieved. Currently, Value Monitor is looking at high-level outcomes such as length of stay, readmissions and mortality (as specified by the CMS value-based purchasing program).

■	Quality Scoring NantOS App: The Quality Scoring NantOS app monitors quality of care across a patient’s care team and records compliance with existing pay-for-performance measures as well as custom measures with the goal of ensuring high-quality outcomes and expected reimbursement.

■	Population Health Assessment NantOS App Suite: We believe controlling costs requires identifying and exploring cohorts most in need of targeted interventions, necessitating advanced risk stratification at the population level. Our NantOS population health assessment applications consist of:

■	Risk Stratification NantOS App: The Risk Stratification NantOS app provides analysis and reporting applications and algorithms that can enable users to gain insight into operational or financial risks within their patient population and identifies detectable characteristics associated with unwanted outcomes (e.g., hospital readmissions or longer-length stays).

■	Population Explorer NantOS App: The Population Explorer NantOS app is an application used to analyze and stratify populations into various groups of patients with common attributes. After stratifications are complete, patients in each strata or cohort can be assigned to specific care plans. These stratifications can provide insight into the population and also segment provider performance. We use several groupers including the Hopkins Grouper for identifying high-cost and high-risk patients and the Lace Algorithm for identifying patients that are at high risk for readmission. The Population Explorer NantOS app also creates disease registries by analyzing the patient populations by ICD-9 and ICD-10 classifications.

■	“Mission Control” Patient Engagement Services: We provide targeted health services and interventions through our remote “mission control” patient engagement center where our team of clinicians develops clinical care plans for certain high-risk patients identified in our risk stratification process (e.g., hypertension, diabetes and cancer patients). These services are intended to encourage behavioral modification and are supported by clinical psychologists, pharmacists, nurses, nutritionists and physician specialists.

■	Home Health Services: We provide home healthcare services that enable adults to be cared for in their homes through Assisteo. Our home health business also provides an opportunity to potentially understand the effectiveness of new technologies and develop clinical care plans for patients in alternative healthcare settings. High-risk patients with chronic diseases identified through our “mission control” patient engagement services may be proactively managed through our home health service which can result in avoidance of unnecessary, expensive visits and admissions to the emergency room and hospital.

Chronic Disease Program Case Study for Real-Time Clinical Learning

We have initiated a wellness program with a large financial institution for over 100,000 lives focused on improving employee health and satisfaction and reducing annual healthcare costs. We are implementing our Systems Infrastructure across the knowledge, care delivery and payor domains as the program fuses behavioral science with healthcare wisdom. Each participant is stratified by risk level and personality type and offered connected personal health devices along with access to our patient portal and health coaches. Their historical health data is combined with near real-time biometric data to continuously monitor the participant’s activity. Our interactive business analytics create personalized care pathways that are executed, and measured with the goal of ensuring compliance and accountability. Our predictive modeling engine embedded in our platform can enable dynamic patient engagement.

Box 11—Payment for Value (NaviNet Open):

Our NaviNet Open multi-tenant payor portal establishes daily access to the clinical practice and caregiver and leverages the data available on CLINICS with the goal of facilitating payment for value. We believe our position between the payor and the provider allows us to align incentives as a next-generation payor intermediary, to help payors ensure consistent evidence-based treatment pathways and accelerate pre-adjudication and lower administrative overhead for providers. This is designed to ultimately drive quality and streamline workflows while helping better control the administrative and operating costs associated with eligibility and benefits, claims processing, referrals, authorizations, document exchange and review utilization. This multipayor collaboration solution portal offers provider end users a suite of NaviNet Open apps enabling a uniform set of workflows and services across many or all of the payors with whom they routinely collaborate. This multipayor experience can benefit payors and providers alike. Provider users can benefit from a uniform experience and toolset across multiple payor relationships, and the payor can benefit from the uniform application of best practices, tools, and options, as well as the reduction in costly errors and phone-based interactions than can stem from a non-uniform end-user experience. Our suite of NaviNet Open apps include:

■	Plan Central: Provides each health-plan client with the ability to provide end users with a branded custom-content experience that allows plan customers to communicate, broadcast, share, and inform end users in support of their business. Plans can benefit from an open communication channel to the entire provider community, and providers can benefit from the ability to access plan-specific communications in one place, across many plans.

■	Eligibility and Benefits: Delivers rich patient eligibility information on a single, user friendly screen, allowing providers to verify insurance and benefit levels at the time of a patient visit or as part of the billing cycle.

■	Claims Status Inquiry: Allows provider office staff access to near real-time, detailed claim status information, potentially eliminating the need for the provider office to call a health plan directly to maintain a healthy revenue cycle. Users can check claim status at any time following a claim submission, and can check all claims regardless of whether submission took place on our collaboration platform or via another method. Reducing phone calls would not only eliminate costs, but also dramatically improve provider network satisfaction.

■	Document Exchange: Designed to ensure that relevant clinical data are available at the right place and right time to improve overall patient care, while reducing inefficiencies in communication and transaction completion. Solution can enables rich, bi-directional interactions between payors and providers in a flexible, bi-directional, multi-tenant service, available alone via API, or in the context of our collaboration application portal.

■	Authorizations: Allows provider staff to submit near real-time authorizations and conduct subsequent status inquiries directly with authorizing health plans. The simplified workflow guides provider choices by offering relevant information such as preferred-provider status.

■	NaviNet Open Advanced Referrals: Empowers providers to submit and access referrals in near real time. Key features of this application include a user-friendly, multi-payor portal, easily configurable business terms and automated decision support. The application supports provider offices with a broad range of referral information. This can result in increased provider productivity and reduced operational costs through near real-time access to up-to-date and complete referral network information.

Box 12—NantHealth Systems Infrastructure to Enable Clinics:

As the backbone to our Systems Infrastructure and Platforms, we have established a highly secure and scalable cloud-based computing, storage and transport infrastructure-as-a-service capable of processing, storing and transporting petabytes of diverse data. Our infrastructure also supports the aggregation of lab, device, EHR, medication, claims and imaging data, in addition to transporting, storing and analyzing enterprise resource planning, or ERP, cost and other key operational and financial data. We host our applications and serve all of our clients from four redundant data centers in geographically diverse locations. Our infrastructure is available to all of our solutions and is also consumed by third parties to host their software in our cloud. These infrastructure-hosting services also include capabilities such as secure server and application hosting, secure offsite backup, disaster recovery and business continuity solutions.

Due to the sensitive nature of our clients’ data, we have a heightened focus on data security and protection. We have implemented healthcare IT industry-standard processes, policies and tools through all levels of our software development and network administration, including regularly scheduled vulnerability scanning and third-party penetration testing in order to reduce the risk of vulnerabilities in our system. On an annual basis, we also undergo independent, third-party SSAE 16 compliance audits, which cover HIPAA requirements. Our clinical decision support platform achieved initial URAC accreditation in Health Utilization Management, or HUM, during September

2010 and was re-accredited during September 2013 for another 3-year period. Our cloud platform achieved HITRUST CSF Assurance certification in October 2015.

We have achieved over 99.95% uptime over the last 12 months. Systems are continually monitored for any signs of problems and preemptive action is taken when deemed necessary. Encrypted backup files are transmitted over secure connections to redundant storage devices in secondary data centers. Our data center facilities employ advanced measures designed to ensure physical integrity, including redundant power and cooling systems and advanced fire and flood prevention.

Our Strategy

Our goal is to become the leading evidence-based, personalized healthcare company. We seek to enable clients to deliver improved patient outcomes and more effective treatment decisions for critical illnesses by applying novel diagnostics tailored to the specific molecular profiles of patient tissues and integrated clinically with large-scale, real-time biometric signal and phenotypical data. To accomplish this goal we plan to deploy CLINICS which is designed to address and accelerate the transformational shifts occurring in healthcare: rapid evolution from traditional fee-for-service to value-based models and the paradigm shift to molecularly precise and real-time biometric driven medicine using massive data. The key elements of our strategy include:

■	Driving awareness, adoption and reimbursement of GPS Cancer. We are increasing recognition of GPS Cancer through engaging and educating oncologists, cancer patients, caregivers, patient advocacy groups and other key oncology stakeholders, pursuing reimbursement for our products and services, communicating patient outcomes through peer-reviewed journals and conference presentations and participating as a founding member of the Cancer Moonshot 2020 National Immunotherapy Coalition (described in greater detail below). For example, a major health plan recently agreed to provide insurance coverage for GPS Cancer, and we have recently reached an agreement in principle with a large self-insured employer that it will pay for GPS Cancer for its employees and eligible dependents. We plan to pursue reimbursement and payment from other large national payors and self-insured employers. We believe these efforts will drive further validation and adoption of GPS Cancer and generate increased revenue.

■	Increasing sales of CLINICS, NantOS and NantOS apps to healthcare providers, payors and self-insured employers. We are marketing CLINICS, NantOS and NantOS apps to healthcare providers transitioning from fee-for-service reimbursement models to value-based care models in pursuit of improved patient outcomes and lower costs. We believe we are positioning NantHealth as a next-generation payor intermediary and partner with healthcare payors and self-insured employers as they roll out value-based model partnerships and transition to value-based precision care.

■	Broadening usage of our solutions among existing clients. We plan to draw upon our deep knowledge of our existing clients’ unmet needs and established relationships with their key decision makers to further expand adoptions of CLINICS, including GPS Cancer, NantOS and NantOS apps. Many of our clients are already successfully using certain of our solutions, and we are working to demonstrate the full value of our integrated Systems Infrastructure and platforms.

■	Expanding our business in international markets. We plan to expand aggressively in Canada, the United Kingdom and Southeast Asia and opportunistically in other international markets where we or our strategic partners have established relationships and our clients have healthcare business interests.

■	Developing new features and functionality for CLINICS. We plan to continue to continue to leverage CLINICS, and in particular our NantOS middleware solution, to create new features and functionality that our clients can use to drive improved patient outcomes and lower the cost of care.

■	Complementing internal growth with strategic acquisitions. We believe opportunities exist for us to enhance our competitive position by acquiring additional companies with complementary products and technologies and/or acquiring rights to proprietary products or technologies from third parties.

Cancer MoonShot 2020 Network

We are a founding member of the Cancer MoonShot 2020 National Immunotherapy Coalition, a cancer collaborative initiative seeking to accelerate the potential of combination immunotherapy as the next-generation standard of care in cancer patients, with the aspirational moonshot to develop an effective vaccine-based immunotherapy to combat cancer by 2020. As a foundation for the Cancer MoonShot 2020 Network, the National Immunotherapy Coalition is designing a master clinical trial protocol, entitled QUILT (Quantitative Integrative Lifelong Trial) Program that is designed to incorporate a broad range of immune system components and synergistically integrate these elements by evaluating novel combinations of drugs in patients who have undergone next-generation, panomic molecular fingerprinting (whole genome, transcriptome and quantitative proteomic analysis) with the goal of achieving durable, long-lasting remission. We believe our leadership in the Cancer MoonShot 2020 Network will help accelerate the adoption and validation of GPS Cancer.

Our Relationship with NantOmics and Allscripts

We have worldwide, exclusive rights from NantOmics to resell their proprietary NantOmics GPS Cancer product to institutional clients, including payors, self-insured employers and healthcare providers. NantOmics provides whole genome, whole exome and RNA sequencing, and inferred and quantitative proteomic analysis, along with related computational and data management and bioinformatics services. We provide these services as part of our comprehensive molecular analysis offering. Although we are the exclusive supplier of NantOmics services, or Omics services, to institutional clients, we are able to offer Omics services from other providers as well. Our current agreement with NantOmics expires in December 2020, subject to renewal for up to an additional nine years if certain thresholds are met. The terms of the agreement include an annual minimum of $2.0 million in fees for years 2016-2020, $25.0 million in fees for years 2021-2023 and $50.0 million in fees for years 2024-2029 paid to NantOmics.

In June 2015, Allscripts purchased a 10% equity stake in our company for $200.0 million in cash. In addition, NantCapital, LLC, or NantCapital, a personal investment vehicle of Dr. Soon-Shiong, our Chairman and Chief Executive Officer, announced a $100.0 million investment into Allscripts. NantCapital’s investment was executed through a private placement of Allscripts common stock. The investments and commercial agreement strengthen the partnership between Allscripts and our company, originally announced in March 2015, to develop an integrated, evidence-based, personalized approach to healthcare solutions, and specifically cancer care. We plan to use Allscripts’ scale, global network of hospital and physician clients and leading software solutions, combined with our clinical platform, applications and connectivity devices to build out the infrastructure for new personalized, precision medicine programs for our clients to improve cancer care. Together, our goal is for physicians and patients to have the tools to stay engaged and active and provide necessary intervention as early as possible.

Our Clients

CLINICS is used by key healthcare stakeholders, including healthcare providers, payors, self-insured employers, academic institutions and biotechnology and pharmaceutical companies. CLINICS, coupled with our engagement methodology, is designed to be tailored to meet the large-scale needs of governmental organizations and private entities while remaining convenient, intuitive and configurable at the user level. We believe that this provides us with a significant advantage over a siloed, single vendor approach, which often requires the removal or replacement of existing information technology infrastructure and applications. While historically many of our solutions have been consumed on a stand-alone basis, we are increasingly bundling our solutions as our clients look for comprehensive approaches that leverage our learning algorithms.

In the aggregate, one or more of our solutions or platforms are implemented by clients that include over 2,000 hospitals or health systems, over 70 health plans, and a large, self-insured employer in the United States and internationally.

In January 2016, we acquired NaviNet. On a pro forma combined basis, two of NaviNet’s customers would have accounted for 10.5% and 10.6%, respectively, of our total revenues for the year ended December 31, 2015. We summarize the terms of our agreements with these customers below.

In September 2013, NaviNet granted a large health plan customer a non-exclusive, worldwide right and license to access and use NaviNet Open and other next generation and legacy payor-provider collaboration applications and agreed to provide services in connection therewith. In exchange for such rights and services, NaviNet is entitled to receive monthly subscription fees based on the number of members enrolled in the customer’s health plans, as well as set-up, professional services and other fees performed or agreed from time to time. The agreement expires in December 2020 and will renew for additional successive one year periods upon notice by the customer.

In July 2015, NaviNet entered into a definitive agreement with another large health plan customer to access and use NaviNet Open and other payor-provider collaboration applications and obtain related services in exchange for the payment of certain fees, including subscription fees payable on the number of members enrolled in the customer’s health plans. The agreement expires in December 2020.

Sales and Marketing

Our sales organization is primarily comprised of direct sales executives and pre-sales support teams organized by account type and domain and subject matter expertise. We also leverage strategic reseller arrangements and a channel relationship coverage team.

■	Direct sales organization: We leverage domain and subject matter expertise, market credibility, thought leadership, and relationships of our executives, senior management, and product leaders in our sales efforts. In the United States, our direct sales organization includes both a major account sales team with relationships with high value executives in large organizations, and a team organized by vertical solution expertise with specialized coverage in the knowledge, care-delivery and payor domains.

These two primary direct coverage teams include both sales professionals searching for new accounts and client engagement sales professionals responsible for developing existing accounts. Our new business sales team is focused on either major accounts or specialized coverage for health plans, self-insured employers, or providers and are responsible for increasing the footprint of all our products and services. Our account management organization is responsible for the continuity of current client relationships and the expansion of those relationships to include additional solutions and services.

We have a pre-sales organization that includes clinical, business and technical customer alignment teams to support our sales organization in addition to executive sponsorship with members of our senior management team.

■	Resale and channel partnership: In the United States we have entered into strategic resale arrangements with major partners, including EHR vendors (including Allscripts), in-hospital medical devices manufacturers and health plans who resell our solutions to their customer base. Internationally, we have entered into resale arrangements with major telecommunications companies and systems integrators to accelerate our market adoption. Reseller revenue in 2014 and 2015 was $2.5 million and $9.2 million, respectively.

We also maintain business relationships with individuals and organizations that promote or support our sales or services. We refer to these individuals and organizations as our channel partners. These channel partners generally do not make sales directly like our resale partners, but instead provide us with leads that we use to develop new business through our direct sales force. These relationships enable access to broader hospital and physician clients, leading software solutions and multiple cross-selling opportunities.

We complement our sales efforts with numerous marketing and communication strategies that are centered on initiatives that drive awareness of our company and capabilities. These initiatives include educating the market about our company broadly and participating in speaking engagements and strategic interfacing with key business and trade media personnel. We employ a broad array of specific events to facilitate these initiatives, including, but not limited to, sponsorship and partnership of key industry conferences such as HIMSS and or ASCO, events and client-focused programs such as key partner user groups.

Our sales cycle can vary significantly and typically ranges from 6 months to 18 months from initial contact to contract execution. The sales cycle significantly differs based on the domain, type of solution and size of the client. Implementation, training and professional services are normally rendered based on a mutually agreed upon timetable.

Competition

The competitive landscape is highly fragmented, and to our knowledge, no single competitor currently offers similarly expansive capabilities and solution offerings in comprehensive molecular analysis, software, and systems infrastructure, particularly with a focus on creating a learning system. Our primary competitors can be characterized by the following categories of companies that provide capabilities or solutions that compete with one or more of our platforms or solutions:

■	Genetic testing providers and platforms, such as Foundation Medicine, Caris Life Sciences, Personal Genome Diagnostics, and academic hospitals and research centers, including University of Michigan, Baylor Medical Genetics Laboratories, and Washington University in St. Louis;

■	EHR vendors, such as Allscripts, athenahealth, Cerner, Epic, Flatiron, GE Healthcare, McKesson, Meditech, and Quality Systems;

■	HIE and integration vendors, such as Allscripts, Intersystems, and Orion; and

■	Healthcare IT decision support vendors, such as The Advisory Board Company, Castlight Health, HealthCatalyst, IBM, Inovalon and Truven (acquired by IBM).

The principal competitive factors in our industry include:

■	breadth and depth of application functionality;

■	ease of use and performance;

■	network strength and level of user adoption;

■	client testimonials and recommendations;

■	breadth of client base;

■	cloud-based delivery model;

■	competitive and understandable pricing;

■	ability to deliver actionable information in a relevant time period;

■	size and scope of payor clinical policy knowledge;

■	sale and marketing capabilities of vendor;

■	financial stability of vendor;

■	ability to integrate with legacy enterprise infrastructures and third-party applications; and

■	ability to innovate and respond rapidly to client needs and regulatory changes.

We believe we will compete favorably despite competing against a broad, diverse set of businesses and with increasing competition as other established and emerging companies enter our industry, client requirements evolve, and new products and technologies are introduced. Moreover, some of our actual and potential competitors have certain advantages over us, such as greater financial, technical, marketing, research and development and other resources, stronger brand and business user recognition, larger installed customer bases, larger intellectual property portfolios and broader global distribution and presence.

Research and Development

Our research and development efforts consist primarily of new product research and development, significant product improvements, the development of our knowledge base, the development of our online tools, such as our online portal and mobile applications, and the improvement and augmentation of our learning system.

Our ability to compete and attract new clients depends, in large part, on our continuous commitment to rapidly introduce new applications, technologies, features, and functionality. Our research and development team is responsible for the design and development of our applications and software tools. We follow state-of-the-art practices in software development using modern programming languages, data storage systems, and other tools.

Research and development expenses increased $6.9 million, or 40%, in the year ended December 31, 2015 compared to the year ended December 31, 2014. The increase was primarily attributable to $5.9 million of expense related to the HCS acquisition in July 2015. Research and development expenses increased $6.0 million, or 128.0%, from $4.7 million for the three months ended March 31, 2015 to $10.7 million for the three months ended March 31, 2016. Research and development expenses grew $7.3 million as a result of the acquisitions of NaviNet and certain assets of HCS. This increase was partially offset by decreases of $1.4 million and in particular NDO and iSirona as a result of headcount and cost reductions. Our increased research and development expense reflects our continuing investment in our technology solutions including Systems Infrastructure and platforms.

We expect that our overall research and development expenses will continue to increase in absolute dollars as we continue to innovate our informational technology capabilities, develop additional products, and expand our data management resources.

Intellectual Property

We strive to protect and enhance the proprietary technology, inventions, and improvements that are commercially important to our business, including seeking, maintaining, and defending patent rights, whether developed internally or acquired from third parties. Our policy is to seek to protect our proprietary position by, among other methods, filing patent applications in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, and improvements that are important to the development and implementation of our business. We also rely on trade secrets and know-how relating to our proprietary technology, continuing innovation, and acquisition and in-licensing opportunities to develop, strengthen, and maintain our proprietary position in the field of molecular diagnostics and healthcare technology products and services.

Our commercial success may depend in part on our ability to obtain and maintain patent and other proprietary protection for our technology, inventions, and improvements; to preserve the confidentiality of our trade secrets; to defend and enforce our proprietary rights, including our patents; and to operate without infringing on the valid and enforceable patents and other proprietary rights of third parties.

We have developed and acquired numerous patents and patent applications and we possess substantial know-how and trade secrets relating to the development and commercialization of healthcare technology products and services. As of April 26, 2016, our patent portfolio consisted of five issued U.S. patents, including one issued U.S. design patent, and approximately 24 pending U.S. patent applications directed to certain of our proprietary technology, inventions, and improvements, one issued and one pending patent application in jurisdictions outside of the United Sates, as well as three pending PCT patent applications.

For example, the five issued U.S. patents include claims directed to the following subject matters:

■	clinical operating system architectures and clinical operating system servers;

■	designs for a medication container top;

■	computer program generation systems and methods for creating a computer program by recording the actions of a user to easily repeat tasks to streamline workflow;

■	computer systems and methods for monitoring changes in one or more variables in one or more target applications to efficiently synchronize computer applications; and

■	hub-spoke model health care transaction systems and methods where a user interface communication bridge allows users to query disparate, remote databases and supports converting health care data to and from specific formats.

The 22 published U.S. patent applications include claims directed to the following subject matter:

■	healthcare data networks and management methods for synchronizing healthcare databases;

■	electronic caps for medication containers featuring e-ink and curved displays;

■	night light devices operable in a medication compliance system;

■	methods, logic, and apparatus for generating a healthcare signature for an individual;

■	methods, logic, and apparatus for facilitating access to aggregated medical data;

■	methods, logic, and apparatus for generating visual displays of medical data;

■	methods, media, and apparatus for generating and executing individual patient care plans;

■	methods, media, and apparatus for analyzing clinical, operational, and financial outcomes resulting from execution of patient care plans to determine status of medical care facilities and patients;

■	methods and apparatus where personal health operating system uses n-gram analysis of sensor data to determine a person’s fitness;

■	methods and systems for receiving, mapping, and routing medical event data associated with a patient;

■	clinical operating system servers;

■	methods, systems, and apparatus for modifying alarms at a medical device based on an alarm fatigue level of a user;

■	systems and apparatus for adjusting the measurement latency of a patient sensor based on the health status of the patient to achieve real-time monitoring;

■	systems and apparatus for reconfiguring networked patient sensors;

■	systems for querying an electronic medical record database from a mobile device over a cellular network; and

■	methods, systems, and media for data analysis, secured by a homomorphic encryption scheme, in a healthcare network environment.

The patent application outside the United States in our portfolio was filed in the United Kingdom, and the granted patent outside the United States in our portfolio is in Taiwan. We intend to file additional patent applications in certain strategic jurisdictions outside the United States.

Individual patents extend for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance, and the legal term of patents in the countries in which they are obtained.

Generally, patents issued for applications filed in the United States are effective for 20 years from the earliest effective filing date. The patent term may be adjusted to compensate for delayed patent issuance, when such delays are caused by the patent office or successful appeals against patent office actions. There is no limit on this patent term adjustment. The duration of patents outside of the United States varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. Our issued U.S. patents will expire on dates ranging from 2022 to 2031. If patents are issued on our pending U.S. patent applications, the resulting patents are projected to expire on dates ranging from 2026 to 2035. However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of legal remedies in a particular country, and the validity and enforceability of the patent.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the scope of claims allowable in patents in the field of healthcare information technology has emerged in the United States. The patent situation outside of the United States is even more uncertain. Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions and enforce our intellectual property rights, and more generally could affect the value of our intellectual property. In particular, our ability to stop third parties from making, using, selling, offering to sell, or importing products that infringe our intellectual property will depend in part on our success in obtaining and enforcing patent claims that cover our technology, inventions, and improvements.

With respect to our intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our products and the processes involved in using those products. Moreover, even our issued patents do not guarantee us the right to practice our technology in relation to the commercialization of our products. However, the area of patent and other intellectual property rights in healthcare technology is an evolving one with many risks and uncertainties, and third parties may have blocking patents that could be used to prevent us from commercializing our patented products and practicing our proprietary technology. Our issued patents and those that may issue in the future may be challenged, invalidated, or circumvented, which could limit our ability to stop competitors from marketing related products or limit the length of the term of patent protection that we may have for our products. In addition, the rights granted under any issued patents may not provide us with protection or competitive advantages against competitors with similar technologies. Furthermore, our competitors may independently develop similar technologies. For these reasons, we may have competition for our products and services. Moreover, because of the extensive time required for development and testing of a potential product or service, it is possible that, before any particular product or service can be commercialized, any related patent may expire or remain in force for only a relatively short period following commercialization, thereby reducing any advantage of the patent.

We may also rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets are difficult to protect. We seek to protect our technology and product candidates, in part, by entering into confidentiality agreements with those who have access to our confidential information, including our employees, contractors, consultants, collaborators, and advisors. We also seek to preserve the integrity and confidentiality of our proprietary technology and processes by maintaining physical security of our premises and physical and electronic security of our information technology systems. Although we have confidence in these individuals, organizations, and systems, agreements or security measures may be breached and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or may be independently discovered by competitors. To the extent that our employees, contractors, consultants, collaborators, and advisors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

For this and more comprehensive risks related to our proprietary technology, inventions, improvements and products, please see the section on “Risk Factors—Risks Related to Intellectual Property.”

Associates and Culture

We view our employees, which we refer to as associates, and company culture as integral to the successful execution of our vision and mission. As a result, our leadership team prioritizes establishing trusting relationships with our clients, our partners, and each other. We encourage our associates to “rise up” to the challenge and believe that this collective mindset has enabled us to attract and retain some of the best minds in technology, bioscience and healthcare to build and advance our offering. Our core values, which we seek to reflect in our work are:

■	Building and cultivating RELATIONSHIPS with our clients and each other. Treating individuals with dignity and respect and contributing to the success of others.

■	Demonstrating INTEGRITY by being intellectually honest, doing what you say, and engaging with others from a point of honesty and trust.

■	Delivering excellence in SERVICE. Aspiring to be the best through quality outcomes, partnering to optimize solutions, and holding self and others accountable for success.

■	Actively seeking out the opportunity to ELEVATE by speaking up, contributing feedback and ideas, and advancing the organization’s mission and purpose.

As of May 4, 2016, we had a total of 864 full-time associates in the United States, Canada, India, Ireland, Singapore and the United Kingdom, with 415 associates in operations, including engineering, 17 in product management, 137 in client services, 119 serving in a clinical function, 56 in sales and business development, and 120 in general and administrative functions. Associate engagement is a core tenant of our leadership focus and monitor of our performance and organizational health. None of our associates are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our associates to be good.

Facilities

Our corporate headquarters are located in Culver City, California, where we occupy facilities totaling approximately 8,000 square feet on a month-to-month basis pursuant to a Shared Services Agreement with NantWorks. We use these facilities for administration, sales and marketing, research and development, engineering, client support, and professional services. In addition, we have 10 U.S. locations across eight states and three international locations. Our key facilities include the following:

■	United States

■	Boston, Massachusetts

■	Dallas, Texas

■	Rockville, Maryland

■	Mayfield Heights, Ohio

■	Melbourne, Florida

■	Panama City, Florida

■	Philadelphia, Pennsylvania

■	Scottsdale, Arizona

■	International

■	Belfast, Northern Ireland

■	London, United Kingdom

■	Hyderabad, India

We intend to procure additional space as we add employees and expand geographically. We believe that our facilities are adequate to meet our needs for the immediate future, and that, if needed, suitable additional space will be available to accommodate any such expansion of our operations.

Government Regulation

The products and services that we provide are regulated by federal, state and foreign governmental authorities. Failure to comply with the applicable laws and regulations can subject us to repayment of amounts previously paid to us, significant civil and criminal penalties, loss of licensure, certification, or accreditation, or exclusion from government healthcare programs. The significant areas of regulation are summarized below.

Clinical Laboratory Improvement Amendments of 1988 and state regulation

The Omics services we perform fall under CLIA. A clinical laboratory is required to hold certain federal and state licenses, certifications, and permits to conduct business. As to federal certifications, Congress passed CLIA in 1988, establishing quality standards for all laboratory testing to ensure the accuracy, reliability, and timeliness of patient test results regardless of where the test was performed. The laboratory that performs our Omics services is CLIA-certified and is also required to meet certain laboratory licensing requirements for states with regulations beyond CLIA.

Under CLIA, a laboratory is any facility which performs laboratory testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease, or the impairment or assessment of health. CLIA regulates virtually all clinical laboratories by requiring they be certified by the federal government and comply with various operational, personnel, facilities administration, quality, and proficiency requirements intended to ensure that their clinical laboratory testing services are accurate, reliable, and timely. Laboratories must register and list their tests with CMS, the agency that oversees the CLIA program. CLIA compliance and certification is also a prerequisite to be eligible to bill for services provided to governmental payor program beneficiaries and for many private payors. CLIA is user-fee funded. Therefore, all costs of administering the program must be covered by the regulated facilities, including certification and survey costs.

Clinical laboratories are subject to survey and inspection every two years to assess compliance with program standards, and may be subject to additional unannounced inspections. Laboratories performing high complexity testing are required to meet more stringent requirements than laboratories performing less complex tests. In addition, a laboratory, like the one which performs our Omics services, that is certified as “high complexity” under CLIA, may develop, manufacture, validate, and use proprietary tests referred to as laboratory developed tests, or LDTs. CLIA requires full validation, including accuracy, precision, specificity, sensitivity, and establishment of a reference range for any LDT used in clinical testing.

In addition to the federal certification requirements under CLIA, certain states require clinical laboratories to maintain a state license. State licensure authorities typically regulate the day-to-day operations of a clinical laboratory, including the training and skills required of its personnel and quality control. Certain states may also mandate proficiency testing, which requires the clinical laboratory to verify the accuracy of any test or procedure it performs. In addition, certain states require out-of-state laboratories to be licensed if they accept specimens from those states. CLIA provides that a state may adopt laboratory regulations that are more stringent than those under federal law. In some cases, state licensure programs actually substitute for the federal CLIA program. In other instances, the state’s regulations may be in addition to the CLIA program. If a laboratory is out of compliance with state laws or regulations governing licensed laboratories, penalties for violation vary from state to state but may include suspension, limitation, revocation or annulment of the license, assessment of financial penalties or fines, or imprisonment.

FDA

The FDA regulates the sale and distribution in interstate commerce of medical devices under the Federal Food, Drug, and Cosmetic Act, or the FDCA, including in vitro diagnostic devices, reagents, and instruments used to perform diagnostic testing. Devices must undergo premarket review by the FDA prior to commercialization unless the device is of a type exempted from such review by statute, regulation, or pursuant to the FDA’s exercise of enforcement discretion. The FDA, to date, has generally not exercised its authority to actively regulate the development and use of LDTs, which are tests that are designed, manufactured, validated, and used within a single laboratory, and, therefore, we do not believe that the LDTs and other tests performed by the Omics laboratory currently require premarket clearance or approval. It is likely that the FDA will more actively regulate LDTs, which could lead to premarket and post-market obligations. In October 2014, the FDA issued draft guidance documents stating that the FDA intends to change its policy and describing an approach to regulating LDTs using a risk-based, phased-in approach. If finalized as drafted, the guidance documents would impose premarket review and other medical device requirements under the FDCA on LDTs classified as high and moderate risk. Enforcement of premarket review and QSR requirements would be phased-in based on the risk of the LDT over a period of several years, but Medical Device Reporting requirements and compliance with either a new notification procedure in which the laboratory must provide the FDA with certain basic information about each LDT offered by their laboratory or the FDA’s device registration and listing requirements would be required within six months of finalization of the guidance documents (with limited exceptions). There is no time frame in which the FDA must finalize the draft guidance documents. In the meantime, the laboratory that performs the Omics services will maintain its CLIA certification, which permits the use of LDTs for the purpose of providing information for treatment and other clinical purposes.

The FDA regulations pertaining to medical devices govern, among other things, the research, design, development, pre-clinical and clinical testing, manufacture, safety, effectiveness, clearance or approval, record-keeping, packaging, labeling, storage, adverse event reporting, advertising, promotion, marketing, sales, distribution, and import and export of medical devices. Pursuant to the FDCA, and its implementing regulations, medical devices are subject to varying degrees of regulatory control and are classified in one of three classes depending on the controls the FDA determines necessary to reasonably ensure their safety and effectiveness.

Class I devices are those for which reasonable assurance of safety and effectiveness can be provided by adherence to the FDA’s general controls for medical devices, which include applicable portions of the FDA’s QSR, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful, and non-misleading labeling, advertising and promotional materials. Many Class I devices are exempt from premarket regulation; however, some Class I devices require premarket clearance by the FDA through the 510(k) premarket notification process described below.

Class II devices are subject to the FDA’s general controls, and any other special controls, such as performance standards, postmarket surveillance, and FDA guidelines, deemed necessary by the FDA to provide reasonable assurance of the devices’ safety and effectiveness. Premarket review and clearance by the FDA for Class II devices are accomplished through the 510(k) premarket notification procedure, although some Class II devices are exempt from the 510(k) requirements. We currently resell a blood pressure monitor, which is a Class II medical device that has received 510(k) clearance. Premarket notifications are subject to user fees, unless a specific exemption applies. To obtain 510(k) clearance, a manufacturer must submit a premarket notification demonstrating that the proposed device is “substantially equivalent” to a predicate device, which is a previously cleared 510(k) device or a pre-amendment device that was in commercial distribution before May 28, 1976, for which the FDA has not yet called for the submission of a premarket approval, or PMA, application. In determining substantial equivalence, the FDA assesses whether the proposed device has the same intended use and technical characteristic as the predicate device, or whether the proposed device has different technological characteristics, but the information submitted in the premarket notification demonstrates the device is as safe and effective as a legally marketed device and does not raise different questions of safety and effectiveness than the predicate device. The FDA may request additional information, including clinical data. Under the FDCA, and its implementing regulations, a manufacturer submits a premarket notification 90 days before introducing a device into interstate commerce, but the FDA’s review of the premarket notification can take significantly longer. If the FDA determines that the device is substantially equivalent to the predicate device(s), the subject device may be marketed. However, if the FDA determines that a device is not substantially equivalent to the predicate device(s), then the device would be regulated as a Class III device, discussed below. If a manufacturer obtains a 510(k) clearance for its device and then makes a modification that could significantly affect the device’s safety or effectiveness, a new premarket notification must be submitted to the FDA.

Class III devices are those deemed by FDA to pose the greatest risk, such as those that are life-sustaining or life-supporting and for which reasonable assurance of the device’s safety and effectiveness cannot be assured solely by the general controls and special controls described above. Some pre-amendment Class III devices for which the FDA has not yet required a PMA require the FDA’s clearance of a premarket notification in order to be marketed. However, most Class III devices are required to undergo the PMA process in which the manufacturer must demonstrate reasonable assurance of the safety and effectiveness of the device to the FDA’s satisfaction. A PMA application must provide valid scientific evidence, typically extensive preclinical and clinical trial data, and information about the device and its components regarding, among other things, device design, manufacturing, and labeling. PMA applications (and supplemental PMA applications) are subject to significantly higher user fees than are 510(k) premarket notifications. Some PMA applications are exempt from a user fee, for example, a small business’s first PMA.

Even if regulatory approval or clearance of a device is granted, the FDA may impose limitations on the uses and indications for which the device may be labeled and promoted, and the device remains subject to significant regulatory requirements. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. Device manufacturers must register their facilities and list their devices with the FDA. A device manufacturer’s manufacturing processes and those of some of its suppliers are required to comply with the applicable portions of the QSR, which covers quality management, design, production and process controls, quality assurance, labeling, packaging, shipping, and complaint handling. Device manufacturers must submit to the FDA medical device reports for deaths, serious injuries, and certain malfunctions and report certain field corrections and product recalls or removals. Some manufacturers also may be subject to post-market surveillance regulations. Facility records and manufacturing processes are subject to periodic unscheduled inspections by the FDA.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions: public warning letters, fines, injunctions, civil or criminal penalties, recall or seizure of products, operating restrictions, partial suspension or total shutdown of production, delays in or denial of 510(k) clearance or PMA applications for new products, challenges to existing 510(k) clearances or PMA applications, and a recommendation by the FDA to disallow a device manufacturer from entering into government contracts. The FDA also has the authority to request repair, replacement, or refund of the cost of any device manufactured or distributed. In the event that a supplier fails to maintain compliance with a device manufacturer’s quality requirements, the manufacturer may have to qualify a new supplier and could experience manufacturing delays as a result.

HIPAA and HITECH

Under the administrative simplification provisions of HIPAA, as amended by the HITECH Act, the HHS issued regulations that establish uniform standards governing the conduct of certain electronic healthcare transactions and protecting the privacy and security of protected health information used or disclosed by healthcare providers and other covered entities. Three principal regulations with which we are required to comply have been issued in final form under HIPAA: privacy regulations, security regulations, and standards for electronic transactions, which establish standards for common healthcare transactions. The privacy and security regulations were extensively amended in 2013 to incorporate requirements from the HITECH Act.

The privacy regulations cover the use and disclosure of protected health information by healthcare providers and other covered entities. They also set forth certain rights that an individual has with respect to his or her protected health information maintained by a covered entity, including the right to access or amend certain records containing protected health information, or to request restrictions on the use or disclosure of protected health information. The security regulations establish requirements for safeguarding the confidentiality, integrity, and availability of protected health information that is electronically transmitted or electronically stored. The HITECH Act, among other things, makes certain of HIPAA’s privacy and security standards applicable to business associates of covered entities, and established certain protected health information security breach notification requirements. A covered entity must notify affected individual(s) and the HHS when there is a breach of unsecured protected health information. The HIPAA privacy and security regulations establish a uniform federal “floor” that covered entities and their business associates must meet and do not supersede state laws that are more stringent or provide individuals with greater rights with respect to the privacy or security of, and access to, their records containing protected health information. HIPAA also governs patient access to laboratory test reports. Effective October 6, 2014, individuals (or their personal representatives, as applicable), have the right to access test reports directly from clinical laboratories and to direct that copies of those test reports be transmitted to persons or entities designated by the individual.

These laws contain significant fines and other penalties for wrongful use or disclosure of protected health information. Additionally, to the extent that we submit electronic healthcare claims and payment transactions that do not comply with the electronic data transmission standards established under HIPAA and the HITECH Act, payments to us may be delayed or denied.

In addition to the federal privacy regulations, there are a number of state laws regarding the privacy and security of health information and personal data that are applicable to our operations. The compliance requirements of these laws, including additional breach reporting requirements, and the penalties for violation vary widely and new privacy and security laws in this area are evolving. Massachusetts, for example, has a state law that protects the privacy and security of personal information of Massachusetts residents that is more prescriptive than HIPAA. Many states have also implemented genetic testing and privacy laws imposing specific patient consent requirements and protecting test results. In some cases, we are prohibited from conducting certain tests without a certification of patient consent by the physician ordering the test. Requirements of these laws and penalties for violations vary widely. We believe that we have taken the steps required of us to comply with health information privacy and security statutes and regulations in all jurisdictions, both state and federal. However, we may not be able to maintain compliance in all jurisdictions where we do business. Failure to maintain compliance, or changes in state or federal laws regarding privacy or security, could result in civil and/or criminal penalties and could have a material adverse effect on our business.

Federal, state and foreign fraud and abuse laws

In the United States, there are various fraud and abuse laws with which we must comply and we are potentially subject to regulation by various federal, state and local authorities, including CMS, other divisions of the HHS (e.g., the Office of Inspector General), the U.S. Department of Justice, and individual U.S. Attorney offices within the Department of Justice, and state and local governments. We also may be subject to foreign fraud and abuse laws.

In the United States, the federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for patient referrals for, or purchasing, leasing, ordering, recommending or arranging for the purchase, lease or order of, any healthcare item or service reimbursable under a governmental payor program. Courts have stated that a financial arrangement may violate the Anti-Kickback Statute if any one purpose of the arrangement is to encourage patient referrals or other federal healthcare program business, regardless of whether there are other legitimate purposes for the arrangement. The definition of “remuneration” has been broadly interpreted to include anything of value, including gifts, discounts, credit arrangements, payments of cash, consulting fees, waivers of co-payments, ownership interests, and providing anything at less than its fair market value. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements within the healthcare industry, the HHS issued a series of regulatory “safe harbors.” These safe harbor regulations set forth certain provisions, which, if met, will assure healthcare providers and other parties that they will not be prosecuted under the federal Anti-Kickback Statute. Although full compliance with these provisions ensures against prosecution under the federal Anti-Kickback Statute, the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the federal Anti-Kickback Statute will be pursued. Many states also have anti-kickback statutes, some of which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

In addition, federal false claims laws, including the federal civil False Claims Act, prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to, or approval by, the federal government or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, and thus generally non-reimbursable, uses. The civil monetary penalties statute imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

HIPAA created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

In addition, various states have enacted false claim laws analogous to the federal False Claims Act, although many of these state laws apply where a claim is submitted to any third-party payor and not merely a governmental payor program. If our operations are found to be in violation of any of the federal and state healthcare laws described above or any other governmental regulations that apply to us, we may be subject to significant penalties, including without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, private “qui tam” actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

In Europe, various countries have adopted anti-bribery laws providing for severe consequences, in the form of criminal penalties and/or significant fines, for individuals and/or companies committing a bribery offence. Violations of these anti-bribery laws, or allegations of such violations, could have a negative impact on our business, results of operations and reputation. For instance, in the United Kingdom, under the Bribery Act 2010, which went into effect in July 2011, a bribery occurs when a person offers, gives or promises to give a financial or other advantage to induce or reward another individual to improperly perform certain functions or activities, including any function of a public nature. Bribery of foreign public officials also falls within the scope of the Bribery Act 2010. Under the new regime, an individual found in violation of the Bribery Act 2010 faces imprisonment of up to 10 years. In addition, the individual can be subject to an unlimited fine, as can commercial organizations for failure to prevent bribery.

Federal and state physician self-referral prohibitions

Under a federal law directed at “self-referral,” commonly known as the “Stark Law,” there are prohibitions, with certain exceptions, on referrals for certain designated health services, including laboratory services, that are covered by the Medicare and Medicaid programs by physicians who personally, or through a family member, have an investment or ownership interest in, or a compensation arrangement with, an entity performing the tests. The prohibition also extends to payment for any testing referred in violation of the Stark Law. A person who engages in a scheme to circumvent the Stark Law’s referral prohibition may be fined up to $100,000 for each such arrangement or scheme. In addition, any person who presents or causes to be presented a claim to the Medicare or Medicaid programs in violation of the Stark Law is subject to civil monetary penalties of up to $15,000 per bill submission, an assessment of up to three times the amount claimed and possible exclusion from participation in federal governmental payor programs. Bills submitted in violation of the Stark Law may not be paid by Medicare or Medicaid, and any person collecting any amounts with respect to any such prohibited bill is obligated to refund such amounts. Many states have comparable laws that are not limited to Medicare and Medicaid referrals.

Corporate practice of medicine

Numerous states have enacted laws prohibiting business corporations, such as us, from practicing medicine and employing or engaging physicians to practice medicine, generally referred to as the prohibition against the corporate practice of medicine. These laws are designed to prevent interference in the medical decision-making process by anyone who is not a licensed physician. For example, California’s Medical Board has indicated that determining what diagnostic tests are appropriate for a particular condition and taking responsibility for the ultimate overall care of the patient, including providing treatment options available to the patient, would constitute the unlicensed practice of medicine if performed by an unlicensed person. Violation of these corporate practice of medicine laws may result in civil or criminal fines, as well as sanctions imposed against us and/or the physician through licensure proceedings. Typically such laws are only applicable to entities that have a physical presence in the state.

Health reform

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals designed to change the healthcare system in ways that could affect our business. In the United States, there is significant interest in promoting changes in the health care system with the stated goal of containing healthcare costs, improving quality or expanding access. For example, the ACA contains certain measures that may be significant for our business. The ACA includes, among other things, provisions regarding initiatives to revise Medicare payment methodologies; the coordination and promotion of research on comparative clinical effectiveness of different technologies and procedures; and initiatives to promote quality indicators in payment methodologies. The ACA also includes an annual excise tax on device manufacturers of 2.3% of the price for which manufacturers sell their devices. The excise tax has been temporarily suspended for calendar years 2016 and 2017, but will be reinstated in 2018 without additional Congressional action. There have been judicial and Congressional challenges to certain aspects of the ACA, and we expect additional challenges and amendments in the future. We are monitoring the impact of the ACA in order to enable us to determine the trends and changes that may be necessitated by the legislation and that, in turn, may potentially impact our business over time.

There have been other health reform measures taken since the enactment of the ACA. For example, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction (known as sequestration) to several government programs. This includes aggregate reductions to Medicare payments to providers of 2% per fiscal year, beginning April 1, 2013, which, following passage of subsequent legislation, will remain in effect through 2025 unless additional Congressional action is taken. Furthermore, on January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, increased the statute of limitations for the government to recover overpayments to providers from three years to five years.

We cannot predict whether future health reform initiatives will be implemented at the federal or state level or in countries outside of the United States in which we may do business in the future, or the effect any future legislation or regulation will have on us.

Other regulatory requirements

The laboratory performing the Omics services is subject to federal, state and local regulations relating to the handling and disposal of regulated medical waste, hazardous waste and biohazardous waste, including chemical, biological agents and compounds, blood and bone marrow samples, and other human tissue. Typically, the laboratory uses outside vendors who are contractually obligated to comply with applicable laws and regulations to dispose of such waste. These vendors are licensed or otherwise qualified to handle and dispose of such waste.

The U.S. Occupational Safety and Health Administration has established extensive requirements relating to workplace safety for healthcare employers, including requirements to develop and implement programs to protect workers from exposure to blood-borne pathogens by preventing or minimizing any exposure through needle stick or similar penetrating injuries.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, is likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive officers, directors and other key employees

The following table sets forth the names, ages and positions of our executive officers, key employees and directors as of the date of this prospectus.

NAME	AGE	POSITION(S)
Executive Officers
Patrick Soon-Shiong, M.D., FRCS (C), FACS	63	Chairman and Chief Executive Officer and Director
Paul A. Holt	49	Chief Financial Officer

Non-Employee Directors
Michael S. Sitrick	68	Director
Kirk K. Calhoun	72	Director
Mark Burnett	55	Director
Edward Miller	73	Director
Michael Blaszyk	63	Director

Other Key Employees
Robert E. Watson	59	President, Chief Growth Officer
Gary Palmer, M.D.	65	President, GPS Operations
Mark Dudman	52	President, Product Operations
Charles Digate	62	Senior Vice President, Marketing & Business Development

Executive Officers

Patrick Soon-Shiong, M.D., FRCS (C), FACS has served as our Chief Executive Officer and as Chairman of our board of directors since the formation of our company in July 2010. In 2011, he founded NantWorks, an ecosystem of companies to create a transformative global health information and next generation pharmaceutical development network for the secure sharing of genetic and medical information, where he currently serves as Chief Executive Officer and Chairman of the board of directors. NantWorks is an affiliate and significant stockholder of NantHealth and Dr. Soon-Shiong indirectly controls all of the equity interests of NantWorks. Dr. Soon-Shiong, a physician, surgeon and scientist, has pioneered novel therapies for both diabetes and cancer, published over 100 scientific papers, and has over 95 issued patents on groundbreaking advancements spanning myriad fields. Dr. Soon-Shiong performed the world’s first encapsulated human islet transplant, the first engineered islet cell transplant and the first pig to man islet cell transplant in diabetic patients. He invented and developed Abraxane, the nation’s first FDA-approved protein nanoparticle albumin-bound delivery technology for the treatment of cancer. Abraxane was approved by the FDA for metastatic breast cancer in 2005, lung cancer in 2012, and pancreatic cancer in 2013. Abraxane is now approved in many countries across the globe with sales of approximately $1.0 billion. From 1997 to 2010, Dr. Soon-Shiong served as founder, Chairman and Chief Executive Officer of two global pharmaceutical companies, American Pharmaceutical Partners (sold to Fresenius SE for aggregate consideration of up to $5.6 billion in 2008) and Abraxis BioScience (sold to Celgene Corporation for aggregate consideration of up to $3.6 billion in 2010). Dr. Soon-Shiong serves as Chairman and Chief Executive Officer of NantKwest, a publicly-traded pioneering clinical-stage immunotherapy company and an affiliate of NantHealth. Although we expect Dr. Soon-Shiong will devote on average at least 20 hours per week to our company, he will primarily focus on NantKwest, where he is Chairman and Chief Executive Officer, and will also devote time to other companies operating under NantWorks. Dr. Soon-Shiong also serves as Chairman of the Chan Soon-Shiong Family Foundation and Chairman and Chief Executive Officer of the Chan Soon-Shiong Institute of Molecular Medicine, a non-profit medical research organization. He currently co-chairs the CEO Council for Health and Innovation at the Bipartisan Policy Center and is a member of the Global Advisory Board of Bank of America. He is an Adjunct Professor of Surgery at the University of California, Los Angeles, or UCLA, a visiting Professor at the Imperial College of London, the Executive Director of the UCLA Wireless Health Institute, a board member of the California Telehealth Network, and global director for Cancer Services and Bioinformatics at Providence Health. The Friends of the National Library of Medicine has honored him with their Distinguished Medical Science Award. Dr. Soon-Shiong holds a degree in medicine from the

University of the Witwatersrand and a M.Sc. in science from the University of British Columbia. Dr. Soon-Shiong is a board certified surgeon and a fellow of the American College of Surgeons and of the Royal College of Physicians and Surgeons of Canada. We believe that Dr. Soon-Shiong is qualified to serve as a member of our board of directors due to his depth of expertise as chairman and chief executive officer of multiple multi-billion dollar companies in the life sciences industry, his broad experience in research and development of pioneering technologies and his educational background.

Paul A. Holt was appointed Chief Financial Officer in April 2015. Prior to joining NantHealth, Mr. Holt served as Chief Financial Officer of Quality Systems, Inc. (NASDAQ: QSII), a healthcare information technology and services company, from 2000 to April 2015. He was Controller of Quality Systems from January 2000 to May 2000. Mr. Holt was the Controller of Sierra Alloys Co., Inc., a titanium metal manufacturing company, from August 1999 to December 1999. From 1995 to 1999, he was Controller of Refrigeration Supplies Distributor, the largest independently owned wholesale distributor and manufacturer of refrigeration supplies and heating controls in the western United States. From 1990 to 1995, Mr. Holt was a Certified Public Accountant at McGladrey & Pullen, LLP. Mr. Holt holds an MBA from the University of Southern California and a BA in Economics (cum laude) from the University of California, Irvine.

Other Key Employees

Robert E. Watson has served as our President, Chief Growth Officer since March 2016 and as President from January 2015 to March 2016. Prior to joining NantHealth, he served as President and Chief Executive Officer and director of Streamline Health Solutions, Inc. (NASDAQ: STRM), a healthcare information technology company, from 2011 to 2015. Prior to working for Streamline, Mr. Watson served as President and Chief Executive Officer and a director of DocuSys, Inc., a leading provider of anesthesia information systems, from 2007 to 2010. From 2006 to 2007, Mr. Watson was Executive Vice President of Business Development at Concuity, Inc., a healthcare division of Trintech, Plc, a healthcare information technology company. Before that, from 2000 to 2006, he served as President and Chief Executive Officer and a director at Concuity, prior to its acquisition by Trintech. Mr. Watson also served as corporate vice president, general manager and Chief Executive Officer of IQHealth at Cerner Corporation from 1999 to 2000. He received an MBA from the Wharton School of the University of Pennsylvania and a BA from Syracuse University.

Gary Palmer, M.D. has served as our President, GPS Operations since March 2016 and as Chief Medical Officer from January 2015 to March 2016. Prior to joining NantHealth, Dr. Palmer served as senior vice president, medical affairs at Foundation Medicine, Inc. (NASDAQ: FMI) from January 2011 to November 2015, where he helped launch the FoundationOne assay. Prior to Foundation Medicine, Dr. Palmer was chief medical officer of On-Q-ity, a circulating tumor cell company, from December 2009 to January 2011. Prior to that, from July 2015 to December 2009, he was vice president of medical affairs at Genomic Health, Inc. (NASDAQ: GHDX), where he was instrumental in the commercialization of the Oncotype DX Breast Cancer Assay. Prior to Genomic Health, Dr. Palmer held leadership positions at Kosan Biosciences, Inc., Salmedix, Inc. and Amgen Inc., where he was involved in the clinical development and commercialization of Neupogen, Neulasta and Aranesp. Prior to joining the industry, Dr. Palmer served as director of the Medical Breast Service at the University of California Davis Cancer Center and chief of medical oncology at Mercy Health System, Sacramento. He earned a bachelor of arts degree from Yale University and a medical degree from the Stanford University School of Medicine. He completed his oncology training at the Massachusetts General Hospital. Dr. Palmer also holds a master of business administration degree from the University of California, Davis, a master of public health degree from the University of California, Los Angeles, and a juris doctorate degree from Concord University. California.

Mark Dudman has served as our President, Product Operations since March 2016. Prior to joining NantHealth, Mr. Dudman served as senior vice president of product development at NaviNet, where he was responsible for software development, network operations, and product management, from October 2013 to March 2016. From June 2012 to September 2013, he served as vice president, engineering and cloud operations at Ipswitch File Transfer, leading the user experience (UX), product architecture, development, quality assurance (QA), media and documentation, mobile, community management, and cloud operations across multiple product lines. Prior to Ipswitch, he worked at MetraTech Corporation, serving as senior vice president of engineering and professional services from May 2004 to October 2008, as executive vice president of engineering and technical operations from

October 2008 to January 2010 and as executive vice president and general manager at Metanga from January 2010 to March 2012. Mr. Dudman holds a BS in computer science from Rochester Institute of Technology.

Charles Digate has served as Senior Vice President, Marketing & Business Development since March 2016. Prior to joining NantHealth, Mr. Digate served as senior vice president and chief commercial officer at NaviNet from December 2012 to March 2016. Prior to NaviNet, he was managing director at Digate Associates, a consulting firm, from February 2007 to December 2012. From January 2002 to February 2007, Mr. Digate served as Chief Executive Officer and founder of Convoq, Inc., an innovative provider of online communication and collaboration applications focusing on the customer relationship management (CRM) market. Mr. Digate received an MBA from the University of Michigan Stephen M. Ross School of Business and a BSc from Massachusetts Institute of Technology.

Non-Employee Directors

Michael S. Sitrick has served on our board of directors since May 2016. Since November 2009, Mr. Sitrick has served as the Chairman and Chief Executive Officer of Sitrick Brincko LLC, a subsidiary of Resources Connection, Inc (NASDAQ: RECN), and Sitrick And Company which he founded in 1989 and of which was its founder, Chairman and Chief Executive Officer. Sitrick And Company, which was sold to Resources Connection, Inc. in 2009., is a public relations, strategic communications and crisis management company providing advice and counseling to some of the country’s largest corporations, non-profits and governmental agencies, in many areas including investor relations, corporate governance, mergers and acquisitions, litigation support, corporate positioning and repositioning, reputation management, the development and implementation of strategies to deal with short sellers, executive transitions and government investigations. Prior to that, from 1981 to 1989 he was an executive and senior vice president – communications for Wickes Companies, Inc., head of communications and government affairs for National Can Corporation from 1974 to 1981 and group supervisor at Selz, Seabolt and Associates before that. Prior to that, Mr. Sitrick was assistant director of public information in the Richard J. Daley administration in Chicago and worked as a reporter. Mr. Sitrick is a published author, frequent lecturer, a former board member at two public companies (both of which were sold) and a current and former board member of several charitable organizations. Mr. Sitrick serves as a director of JAKKS Pacific, Inc. (NASDAQ: JAKK). He holds a BS in business administration with a major in journalism from the University of Maryland, College Park. We believe that Mr. Sitrick is qualified to serve as a member of our board of directors because of his extensive experience and knowledge serving on and advising other public company boards.

Kirk K. Calhoun has served as a member of our board of directors since May 2016. Mr. Calhoun joined Ernst & Young LLP, a public accounting firm, in 1965 and served as a partner of the firm from 1975 until his retirement in 2002. Mr. Calhoun is a Certified Public Accountant (non-practicing) with a background in auditing and accounting. He has previously served on the boards and audit committees of six public companies in the pharmaceutical and medical diagnostic industries up until the dates of their respective sales, including Abraxis Bioscience, Inc., Myogen, Inc., Aspreva Pharmaceuticals Company, Replidyne, Inc., Adams Respiratory Therapeutics, Inc. and Response Genetics, Inc. Mr. Calhoun currently serves on the boards of Ryerson Holding Corporation (NYSE: RYI), a metals processor and distributor, and Great Basin Corporation (NASDAQ: GBSN), a molecular diagnostic testing company for infectious diseases, plus three private companies, including NeuroSigma, Inc., a developer of products treating major neurological and neuropsychiatric disorders such as epilepsy and depression, and PLx Pharma, Inc., a late stage startup specialty pharmaceutical company focused on commercializing aspirin products. Mr. Calhoun received a BS in accounting from the University of Southern California. We believe that Mr. Calhoun is qualified to serve as a member of our board of directors because of his extensive experience and knowledge in the healthcare industry and his significant financial and accounting background.

Mark Burnett has served as a member of our board of directors since May 2016. Mr. Burnett has been the President of the MGM Television and Digital Group since January 2016, and is an eight-time Emmy Award winner. Mr. Burnett has produced more than 3,200 hours of television programming, which regularly airs in more than 70 countries worldwide. The group Mr. Burnett leads currently has numerous TV shows airing or in production, including “The Voice” (NBC); “Survivor” (CBS); “Shark Tank” (ABC); “Fargo” (FX); “Vikings” (HISTORY); “Beyond the Tank” (ABC); “Celebrity Apprentice” (NBC); “Teen Wolf” (MTV); “500 Questions” (ABC); “The People’s Choice Awards” (CBS); “Lucha Underground” (El Rey Network); and “America’s Greatest Makers” (INTEL/Turner Awards (CBS)).

Mr. Burnett is one of very few producers to have had a renewed series of each of the four major networks and to have multiple series win their time slots on five nights of television in the same week. Prior to joining MGM, Mr. Burnett was a director and Chief Executive Officer of One Three Media from April 2011 until September 2014, and was a director and Chief Executive Officer of UAMG, LLC from September 2014 until January 2016. Mr. Burnett has also served as a director of Lightworkers Media OTT, LLC and its predecessor entities since December 2012. We believe that Mr. Burnett is qualified to serve as a member of our board of directors because of his expertise in the areas of marketing and communications.

Edward Miller, M.D. has served on our board of directors since May 2016. Dr. Miller has served as a director of Noxilizer, Inc. since 2000 and as a director of PNC Mutual Funds since 1997. From 2009 to 2015, Dr. Miller served as a director of CareFusion Corporation. From 1997 to 2012, Dr. Miller was the Chief Executive Officer and dean of The Johns Hopkins University School of Medicine. Prior to that, Dr. Miller served as vice president for medicine of The Johns Hopkins University, as a professor and Chairman of the Department of Anesthesiology at Columbia Presbyterian Medical Center, and as a professor at the University of Virginia. Dr. Miller received his A.B. from Ohio Wesleyan University and his M.D. from the University of Rochester School of Medicine and Dentistry, and was a research fellow in physiology at Harvard Medical School. Dr. Miller is a member of the Institute of Medicine of the National Academy of Sciences, has served as president of the Association of University Anesthesiologists, and is a fellow of the Royal College of Physicians and the Royal College of Anaesthetists. Dr. Miller has authored or co-authored numerous scientific papers, abstracts and book chapters. We believe that Dr. Miller is qualified to serve as a member of our board of directors because of his extensive experience and knowledge in the healthcare industry.

Michael Blaszyk has served on our board of directors since May 2016. He has served as the chief financial officer for Dignity Health (formerly known as Catholic Healthcare West), a not-for-profit public benefit corporation, since December 2000. Prior to joining Dignity Health, Mr. Blaszyk was the senior vice president and chief financial officer for University Hospitals Health System, a healthcare system in Cleveland, Ohio, from October 1997 to December 2000. Mr. Blaszyk also previously served as the managing partner of the Northeast region Health Care Provider Consulting Practice for Mercer LLC (formerly known as William M. Mercer), a global consulting firm, and the executive vice president at Boston Medical Center, a non-profit academic medical center. Mr. Blaszyk is a director and member of the audit committee of Sound Physicians, Inc., a Fresenius company, NantKwest, Inc. (NASDAQ: NK), a clinical-stage immunotherapy company, and Absolute Dental, LLC, a dental service organization. Mr. Blaszyk received his bachelor’s degree in life sciences from Wayne State University and his master’s degree in health services administration from the University of Colorado. We believe that Mr. Blaszyk is qualified to serve as a member of our board of directors because of his extensive experience and knowledge in the healthcare industry and his significant financial and accounting background.

Board Composition

Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering. Our board of directors currently consists of              directors,              of whom will qualify as “independent” under NASDAQ listing standards.

All directors elected at an annual meeting are elected to serve from the time of election and qualification until the earlier of the next annual meeting of stockholders following such election or their resignation or removal. At each annual meeting of stockholders, the terms of each of our incumbent directors expire and all members of our board of directors are elected.

Under the Delaware General Corporation Law and our amended and restated bylaws, our directors may be removed with or without cause by the affirmative vote of the holders of a majority of our outstanding voting stock.

Controlled Company Exemption

Prior to the closing of this offering, we anticipate that our common stock will be listed on NASDAQ. Upon the completion of this offering, Dr. Soon-Shiong and entities affiliated with him will continue to control a significant majority of our common stock. As a result, we are a “controlled company” within the meaning of the NASDAQ listing standards. Under the NASDAQ corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including (1) the requirement that a majority of our board of directors consist of independent directors, (2) the requirement that we have a nominating and corporate governance committee, and (3) the requirement that the compensation committee consist solely of independent directors. We expect our board of directors to determine that each of                     , representing              of our              directors, is “independent” as that term is defined under the rules of NASDAQ. We may not have a majority of independent directors on our board, we will not have a nominating and corporate governance committee, and our compensation committee will include members who do not meet NASDAQ independence standards. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of NASDAQ. In the event that we cease to be a “controlled company,” we will be required to comply with these provisions within the transition periods specified in the corporate governance rules of NASDAQ.

These exemptions do not modify the independence requirements for our audit committee under the NASDAQ listing standards and SEC rules and regulations. Audit committee members must also satisfy separate independence criteria set forth in Rule 10A-3, under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the rules of NASDAQ, a director will only qualify as an “independent director” if, among other things, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered independent for purposes of Rule 10A-3 and under the rules of NASDAQ, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that each of                     , representing              of our              directors, is “independent” as that term is defined under the rules of NASDAQ.

In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

There are no family relationships among any of our directors or executive officers.

Role of Board in Risk Oversight Process

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through its standing committees that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our audit committee is responsible for reviewing and discussing our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies with respect to risk assessment and risk management. Our audit committee also monitors compliance with legal and regulatory requirements and reviews related party transactions, in addition to oversight of the performance of our external audit function. Our board of directors monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Committees of the Board of Directors

Our board of directors has an audit committee and a compensation committee, each of which has the composition and the responsibilities described below. As a “controlled company” within the meaning of the NASDAQ corporate governance rules, we have elected not to have a nominating and corporate governance committee.

Audit committee

Our audit committee is comprised of                     .                      serves as the chairperson of our audit committee. All members of our audit committee meet the requirements for financial literacy of audit committee members under current NASDAQ listing standards and SEC rules and regulations. We will utilize the phase-in provisions available to us under NASDAQ Rule 5615(b) regarding audit committee independence requirements but will fully comply with this requirement as of the end of the phase-in period. Our board of directors has determined that each of                      is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under NASDAQ listing standards. The responsibilities of our audit committee include, among other things:

■	selecting and hiring the independent registered public accounting firm to audit our financial statements;

■	helping to ensure the independence and performance of the independent registered public accounting firm;

■	approving audit and non-audit services and fees;

■	reviewing financial statements and discussing with management and the independent registered public accounting firm our annual audited and quarterly financial statements, the results of the independent audit and the quarterly reviews, and the reports and certifications regarding internal controls over financial reporting and disclosure controls;

■	preparing the audit committee report that the SEC requires to be included in our annual proxy statement;

■	reviewing reports and communications from the independent registered public accounting firm;

■	reviewing the adequacy and effectiveness of our internal controls and disclosure controls and procedures;

■	reviewing our policies on risk assessment and risk management;

■	reviewing related party transactions; and

■	establishing and overseeing procedures for the receipt, retention and treatment of accounting related complaints and the confidential submission by our employees of concerns regarding questionable accounting or auditing matters.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, which satisfies the applicable rules of the SEC and the listing standards of NASDAQ.

Compensation committee

Our compensation committee is comprised of             .              serves as the chairperson of our compensation committee. Each member of the compensation committee is a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code, as amended. The purpose of our compensation committee is to oversee our compensation policies, plans and benefit programs and to discharge the responsibilities of our board of directors relating to compensation of our executive officers. The responsibilities of our compensation committee include, among other things:

■	overseeing our overall compensation philosophy and compensation policies, plans and benefit programs;

■	reviewing and approving or recommending to the board for approval compensation for our executive officers and directors;

■	preparing the compensation committee report that the SEC will require to be included in our annual proxy statement; and

■	administering our equity compensation plans.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, which satisfies the applicable rules of the SEC and the listing standards of NASDAQ.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is, or has ever been, an officer or employee of our company.

Code of Ethics and Business Conduct

Our board of directors has adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and agents and representatives, including consultants. Following this offering, a copy of the code of business conduct and ethics will be available on our website at www.nanthealth.com. We intend to disclose future amendments to such code, or any waivers of its requirements, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions or our directors on our website identified above. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

EXECUTIVE AND DIRECTOR COMPENSATION

Our executive officers for 2015 were Dr. Soon-Shiong, Robert Watson and Paul Holt, our named executive officers. Our only executive officer for 2014 was Dr. Soon-Shiong.

Summary Compensation Table

The following table provides information regarding the compensation of our named executive officers during the years ended December 31, 2015 and December 31, 2014.

Name and Principal Position	YEAR	SALARY		BONUS		STOCK AWARDS		OPTION AWARDS		NON-EQUITY INCENTIVE PLAN COMPENSATION		ALL OTHER		TOTAL
Patrick Soon-Shiong, M.D. (1) Chief Executive Officer	2015 2014	$ $	— —	$ $	— —	$ $	— —	$ $	— —	$ $	— —	$ $	— —	$ $	— —
Robert Watson (2) President	2015		$362,019		$100,000		$—		$—		$—		$80,083		$542,102
Paul Holt (3) Chief Financial Officer	2015		$249,038		$50,000		$—		$—		$—		$—		$299,038

(1)	We did not pay cash or any other compensation to Dr. Soon-Shiong during the years ended December 31, 2015 or December 31, 2014.
(2)	Mr. Watson served as our President from January 2015 to March 2016. In March 2016, Mr. Watson was appointed President, Chief Growth Officer. “All other” compensation reflects reimbursed moving expenses. “Bonus” reflects a signing bonus.
(3)	Mr. Holt has served as our Chief Financial Officer since April 2015. “Bonus” reflects a signing bonus.

Outstanding Equity Awards at Fiscal Year-End

We did not issue any equity awards to our named executive officers during the year ended December 31, 2015 or December 31, 2014, and none of our named executive officers held any equity awards as of December 31, 2015 or December 31, 2014.

Executive Employment Agreements

Paul Holt. On March 16, 2015, we entered into an offer letter agreement with Mr. Holt pursuant to which he agreed to serve as our Chief Financial Officer, effective as of April 13, 2015, in consideration for an annual base salary of $350,000, eligibility to receive an annual performance bonus with the target amount determined as 50% of Mr. Holt’s annual base salary, and eligibility to participate in any benefit programs that we make available to our senior executives. Mr. Holt’s offer letter agreement is for no particular term and provides for “at will” employment, subject to certain severance provisions as described below.

Mr. Holt’s offer letter agreement provides that we shall pay him a sign-on bonus of $50,000. If Mr. Holt’s employment with us is terminated within one (1) year following the effective date of the offer letter agreement for “cause” for without “good reason” (as such terms are defined in Mr. Holt’s offer letter agreement), Mr. Holt will be required to repay us for the sign-on bonus within thirty (30) days following his termination date.

Mr. Holt’s offer letter agreement provides that, within sixty (60) days after the effective date of the offer letter agreement, we will grant Mr. Holt 625,120 units under our Phantom Unit Plan. All of the units granted to Mr. Holt pursuant to the offer letter agreement will vest in full upon a “change of control” (as such term is defined in the Phantom Unit Plan). Upon an “initial public offering” (as such term is defined in the Phantom Unit Plan), 50% of the units will vest upon the closing of the initial public offering and the remaining 50% will vest over four (4) years in equal installments on each annual anniversary of the initial public offering. The units will otherwise be subject to the terms and conditions of the Phantom Unit Plan.

Mr. Holt’s offer letter agreement provides that we shall pay or reimburse Mr. Holt for all reasonable moving costs associated with Mr. Holt and his immediate family’s relocation to the Los Angeles area, up to an aggregate amount of $15,000, provided that such costs are incurred no later than one (1) year from the effective date of the offer letter agreement, and provided further that we will not be responsible for broker’s fees, real estate transfer taxes or any other costs associated with Mr. Holt’s relocation to the Los Angeles area. We will also pay or reimburse Mr. Holt for the reasonable costs of his overnight accommodations in the Los Angeles area during the 120-day period (or up to 180 days if extended) after the effective date of the offer letter agreement. If we terminate Mr. Holt’s employment for cause or he voluntarily resigns without good reason, in each case within the one (1) year period after the effective date of the offer letter agreement, Mr. Holt shall be required to repay us for all relocation costs paid or reimbursed to him by the Company within thirty (30) days after his termination.

Pursuant to Mr. Holt’s offer letter agreement, if we terminate the employment of Mr. Holt without cause or Mr. Holt resigns for good reason, in each case within the thirty-six (36) month period after the effective date of the offer letter agreement, and Mr. Holt executes a release of claims that becomes effective within sixty (60) days following his termination date, then we shall pay Mr. Holt a single cash payment equal to the greater of (a) 50% of his then-current annual base salary and (b) if he has been employed by us less than one (1) year, his monthly base salary multiplied by the difference of (i) twelve (12) months minus (ii) the number of whole months Mr. Holt has been employed by us, less all applicable withholdings.

Mr. Holt’s offer letter agreement contains a non-solicitation provision, pursuant to which Mr. Holt has agreed not to interfere with us or our affiliates, or solicit our employees or interfere with our business relationships, for one (1) year after the termination of his employment.

Robert Watson. On January 8, 2015, we entered into an offer letter agreement with Mr. Watson pursuant to which he agreed to serve as our President, effective as of January 9, 2015, in consideration for an annual base salary of $375,000, eligibility to receive an annual performance bonus with the target amount determined as 50% of Mr. Watson’s annual base salary, and eligibility to participate in any benefit programs that we make available to our senior executives. Mr. Watson’s offer letter agreement is for no particular term and provides for “at will” employment, subject to certain severance provisions as described below.

Mr. Watson’s offer letter agreement provides that we shall pay him a sign-on bonus of $100,000. If Mr. Watson’s employment with us is terminated within one (1) year following the effective date of the offer letter agreement for “cause” or without “good reason” (as such terms are defined in Mr. Watson’s offer letter agreement), Mr. Watson will be required to repay us for the sign-on bonus within thirty (30) days following his termination date.

Mr. Watson’s offer letter agreement provides that, within sixty (60) days after the effective date of the offer letter agreement, we will grant Mr. Watson 1,250,225 units under our Phantom Unit Plan. All of the units granted to Mr. Watson pursuant to the offer letter agreement will vest in full upon a “change of control” (as such term is defined in the Phantom Unit Plan). Upon an “initial public offering” (as such term is defined in the Phantom Unit Plan), 50% of the units will vest upon the closing of the initial public offering and the remaining 50% will vest over four (4) years in equal installments on each annual anniversary of the initial public offering. The units will otherwise be subject to the terms and conditions of the Phantom Unit Plan.

Mr. Watson’s offer letter agreement provides that we shall pay or reimburse Mr. Watson for all reasonable moving costs associated with Mr. Watson and his immediate family’s relocation to the Los Angeles area and for two exploratory trips to the Los Angeles area, including airfare, lodging, meals, rental car and other incidental expenses, up to an aggregate amount of $50,000, provided that such costs are incurred no later than June 30, 2015, and provided further that we will not be responsible for broker’s fees, real estate transfer taxes or any other costs associated with Mr. Watson’s relocation to the Los Angeles area. We will also pay or reimburse Mr. Watson for the reasonable and documented costs of his travel and living expenses for up to six (6) months after the effective date of the offer letter agreement. If we terminate Mr. Watson’s employment for cause or he voluntarily resigns without good reason, in each case within the one (1) year period after the effective date of the offer letter agreement, Mr. Watson shall be required to repay us for all relocation costs paid or reimbursed to him by the Company within thirty (30) days after his termination.

Mr. Watson’s offer letter agreement provides that we will reimburse legal, tax and advisory expenses incurred by Mr. Watson in the negotiation and preparation of his offer letter agreement with us in an amount up to $10,000.

Pursuant to Mr. Watson’s offer letter agreement, if we terminate the employment of Mr. Watson without cause or Mr. Watson resigns for good reason, in each case within the thirty-six (36) month period after the effective date of the offer letter agreement, and Mr. Watson executes a release of claims that becomes effective within sixty (60) days following his termination date, then we shall pay Mr. Watson a single cash payment equal to 125% of his then current annual base salary plus 125% of his annual target bonus, less all applicable withholdings.

Mr. Watson’s offer letter agreement contains a non-solicitation provision, pursuant to which Mr. Watson has agreed not to interfere with us or our affiliates, or solicit our employees or interfere with our business relationships, for one (1) year after the termination of his employment.

Director Compensation

We did not pay cash or any other compensation to our directors during the years ended December 31, 2015 or December 31, 2014.

We will pay our non-employee directors $             a year, payable quarterly, for their service on our board of directors.

From time to time, we will grant equity awards to our non-employee directors for their service on our board of directors. We also reimburse our directors for expenses associated with attending meetings of our board of directors and committees of our board of directors. Directors who are also our employees receive no additional compensation for their service as a director.

Our 2016 Plan, as described below under the section titled “—Equity benefit and stock plans,” provides that in the event of a merger or change in control, as defined in our 2016 Plan, each outstanding equity award granted under our 2016 Plan that is held by a non-employee director will fully vest, all restrictions on the shares subject to such award will lapse, and with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels, and all of the shares subject to such award will become fully exercisable, if applicable.

Equity Benefit and Stock Plans

2016 Equity Incentive Plan

Our board of directors intends to adopt the 2016 Plan in connection with this offering. Our 2016 Plan will permit the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized shares. A total of          shares of our common stock will be reserved for issuance pursuant to the 2016 Plan. In addition, shares may become available under the 2016 Plan pursuant to the following paragraph:

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited or repurchased due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under our 2016 Plan. With respect to stock appreciation rights, the net shares issued will cease to be available under the 2016 Plan and all remaining shares will remain available for future grant or sale under the 2016 Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under our 2016 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under our 2016 Plan.

Plan administration. Our board of directors or one or more committees appointed by our board of directors will administer our 2016 Plan. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m). In addition, if we determine it is desirable to qualify transactions under the 2016 Plan as exempt under Rule 16b-3 of the Exchange Act, or Rule 16b-3, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2016 Plan, the administrator has the power to administer the plan, including but not limited to, the power to interpret the terms of our 2016 Plan and awards granted under it, to create, amend and revoke rules relating to our 2016 Plan, including creating sub-plans, and to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards of the same type which may have a higher or lower exercise price or different terms, awards of a different type and/or cash.

Stock Options. Stock options may be granted under our 2016 Plan. The exercise price of options granted under our 2016 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term. Subject to the provisions of our 2016 Plan, the administrator determines the other terms of options.

Stock Appreciation Rights. Stock appreciation rights may be granted under our 2016 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding 10 years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her option agreement. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2016 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock. Restricted stock may be granted under our 2016 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2016 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions for lapse of the restriction on the shares it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to the restriction, unless the administrator provides otherwise. Shares of restricted stock as to which the restrictions have not lapsed are subject to our right of repurchase or forfeiture.

Restricted Stock Units. Restricted stock units may be granted under our 2016 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2016 Plan, the administrator will determine the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restricted stock units will vest.

Performance Units and Performance Shares. Performance units and performance shares may be granted under our 2016 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination.

Non-employee Directors. Our 2016 Plan provides that all non-employee directors are eligible to receive all types of awards (except for incentive stock options) under the 2016 Plan. Our 2016 Plan provides that in any given fiscal year, a non-employee director may not receive under the 2016 Plan awards greater than              shares, which limit is increased to              shares in connection with awards granted in the fiscal year of his or her initial service. Our 2016 Plan further provides that, in the event of a merger or change in control, as defined in our 2016 Plan, each outstanding equity award granted under our 2016 Plan that is held by a non-employee director will fully vest, all restrictions on the shares subject to such award will lapse, and with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels, and all of the shares subject to such award will become fully exercisable, if applicable.

Non-transferability of Awards. Unless the administrator provides otherwise, our 2016 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2016 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2016 Plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits set forth in our 2016 Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control. Our 2016 Plan provides that in the event of a merger or change in control, as defined under the 2016 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on the shares subject to such award will lapse, all performance goals or other vesting criteria applicable to the shares subject to such award will be deemed achieved at 100% of target levels and all of the shares subject to such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time.

Amendment or Termination. The administrator will have the authority to amend, suspend or terminate the 2016 Plan, provided such action will not impair the existing rights of any participant. Our 2016 Plan will automatically terminate in 2026, unless we terminate it sooner.

Nant Health, LLC Profits Interests Plan

In December 2013, our board of directors adopted and our members approved the Profits Interests Plan. Our Profits Interests Plan permits the grant of profits interests units to our employees, consultants, directors, and other service providers and our affiliate entities’ service providers. Profits interests units awarded under the Profits Interests Plan take the form of Series C units of our company.

Authorized Units. A total of 63,750,000 units may be issued under the Profits Interests Plan, less the number of issued and outstanding Series C units of our company. To the extent that a participant’s units lapse or the rights of the participant terminate, such units will again be available for grant under the Profits Interests Plan.

Plan Administration. Our board of directors or an appointee of our board of directors will administer the Profits Interests Plan. Subject to the provisions of our Profits Interests Plan, the administrator has the power to determine which recipients will receive an award of units, the time or times when such award will be made, the number of units that may be issued under such award and the vesting schedule, as applicable. In making such determination, the administrator may take into account the nature and length of the services rendered by respective individuals, their past, present and potential contribution to our (or our affiliates’) success and such other factors as the administrator in its discretion deems relevant. The administrator is authorized to construe the Profits Interests Plan and respective award agreements executed under the plan, to prescribe such rules and regulations relating to the plan as it may deem advisable to carry out the intent of the plan, to determine the terms, restrictions and provisions of each award of units, and to make all other determinations necessary or advisable for administering the plan. The administrator may correct any defect or supply any omission or reconcile any inconsistency in any award agreement in the manner and to the extent it shall deem expedient to carry it into effect. The determinations of the administrator will be conclusive, final and binding on recipients of awards of units under the Profits Interests Plan.

Profits Interests. Units granted under the Profits Interests Plan do not, as of the date of grant, represent an interest in the capital of the Company, and do not entitle the participant to receive distributions if we were liquidated immediately after the grant. The units granted under the Profits Interests Plan entitle the participant to receive an allocation to the participant’s capital account of a portion of the profits and losses of our company arising after the date of the grant of such units and, subject to vesting conditions, distributions made out of a portion of the profits of our company arising after the date of the grant of such interest, such fraction being equal to the number of units held by the participant divided by the total number of units or other membership interests outstanding at the time the allocation is made (subject to subsequent dilution to reflect the sale or grant of membership interests to other members of our company). Units issued under the Profits Interests Plan will carry no voting or information rights, except as required by applicable law.

Whenever we grant units under the Profits Interests Plan, we will do the following:

1.	Our board of directors will make a good faith determination of the current fair market value of our company, which value will be no less than the amount of distributions that would be distributed to the members of our company under our Ninth Amended and Restated Limited Liability Company Agreement dated as of January 1, 2016, or the LLC Agreement, if, immediately after the issuance of the units, all of our assets were sold for their respective fair market values, our liabilities were paid in full, and the remaining proceeds were distributed in accordance with the priorities set forth in the LLC Agreement.

2.	The excess (if any) of such current fair market value of our company over the sum of the capital accounts of all members of our company will be treated as unrealized profit.

3.	The unrealized profit will be allocated to the capital account of all members immediately prior to the grant of the units under the Profits Interests Plan, in proportion to such members’ percentage interests in such unrealized profit. The purpose of this allocation is to ensure that the sum of the capital accounts of all members immediately prior to such grant equals the fair market value of our company at such time, as determined by our board of directors.

4.	The fair market value of our company will be treated as the hurdle amount of the Series C units granted under the LLC Agreement.

5.	The recipient of the units granted under the Profits Interests Plan will have an initial capital account of zero ($0) with respect to the units.

Vesting and Forfeiture of Units. Except as otherwise provided in an award agreement, with respect to each grant of units made to a participant under the Profits Interests Plan, the participant will become vested as to 25% of the units underlying such grant twelve (12) months after the vesting commencement date, and the participant will become vested as to 25% of the remaining units underlying such grant on each yearly anniversary of the vesting commencement date thereafter, provided, in each case, that on each such vesting date the participant’s continuous service to us has not terminated. Upon the closing of a “sale of our company” (as such term is defined in the Profits Interests Plan), each participant will immediately become fully vested as to 100% of the units then held by the participant, provided that upon the closing the participant’s continuous service has not terminated.

If a participant’s continuous service is terminated prior to any portion of such participant’s units vesting, the participant will immediately forfeit the unvested portion of his or her units. Forfeiture of unvested units will have the following consequences:

1.	The percentage interest of the participant of forfeited unvested units will be reduced (including to zero if applicable) to that level represented by any vested units also held by such participant;

2.	Except as otherwise provided in the Profits Interests Plan, the effective date of such reduction will be any day selected by the administrator that falls between the dates commencing one month prior to and one month following the termination of services; and

3.	The participant will forfeit any undistributed positive amounts previously allocated to his or her capital account with respect to forfeited units; provided that the participant will not be liable for return to our company of any amounts previously distributed in respect of the forfeited units.

Gap in Service. Except as otherwise provided in an award agreement or the terms of the Profits Interests Plan, if a participant ceases to provide services to us in any capacity, but within 60 days of such termination the participant again commences to provide services to us in the same or some other capacity, then the administrator may, in its sole and absolute discretion, determine that for all purposes of the plan such participant will not be treated as if his or her services had terminated.

Purchase Option. Pursuant to the Profits Interests Plan, upon either (i) termination of a participant’s services or (ii) the transfer of a participant’s units under a decree of divorce by a court of competent jurisdiction, we will have the option (but not the obligation) to purchase participant’s vested units (or in the case of divorce, that portion of the vested units as has been transferred under the decree of divorce). A purchase under the terms of the Profits Interests Plan will be determined in accordance with following:

1.	If we terminate the participant’s service for “cause” (as such term is defined in the Profits Interests Plan), we will have the right (but not the obligation) to repurchase all of the participant’s vested units for an aggregate amount of one dollar;

2.	If we terminate the participant’s service without “cause”, the participant voluntarily resigns or the participant’s service terminates by reason of death or disability, we will have the right (but not the obligation) to purchase all or a portion of the participant’s vested units for their fair market value; and

3.	In the case of divorce, we will have right (but not the obligation) to purchase all or a portion the vested units which have been transferred under decree of divorce for their fair market value.

This purchase option may be exercised by written notice to the participant (or the participant’s heirs, executor or other personal representative, or former spouse, as applicable) within 180 days after the participant’s termination. The purchase and sale of any such vested units will take place at a time specified by the administrator not more than 60 days following the date of notice of exercise of our option. We will pay the entire purchase price in cash. If we do not exercise our purchase option within this 180 day period, our purchase right will lapse and become void.

Transfers. Without the prior written consent of the administrator, a participant may not directly or indirectly sell, assign, pledge, hypothecate or otherwise transfer or dispose of such participant’s vested units, except as permitted by the terms of the Profits Interests Plan. However, a participant has the right to assign all or a portion of his or her vested units without consent of the administrator for bona fide estate planning purposes, either during such participant’s lifetime or on death by will or intestacy, to such participant’s immediate family members and other “permitted transferees” (as such term is defined in the Profits Interests Plan), provided that such transfer complies with the terms and conditions of the Profits Interests Plan.

Certain Adjustments. In the event of a subdivision or consolidation of our membership interests or a distribution on membership interests without receipt of consideration by us, the number of units available for issuance under the Profits Interests Plan will be (i) proportionately increased in the event of an increase in the number of outstanding membership interests and (ii) proportionately reduced in the event of a reduction in the number of outstanding membership interests.

If we recapitalize or otherwise change our capital structure, units issued under the Profits Interests Plan will be adjusted in the same manner as membership interests of the same class or series that have been issued to our members, except to the extent that the administrator determines in good faith that such adjustment would not be appropriate in the circumstances.

In the event of changes to our outstanding membership interests by reason of recapitalization, reorganization, mergers, consolidations, combinations, exchanges or other relevant changes in capitalization, any outstanding units issued under the Profits Interests Plan and any award agreements evidencing such units will be subject to adjustment by the administrator in its discretion. In the event of any change to the outstanding units, the aggregate number of units available under the plan may be appropriately adjusted by the administrator.

Term of Units. Units must be granted within 10 years from the date the Profits Interests Plan is adopted by our board of directors or approved by our members, whichever is earlier, and the plan must be approved by holders of a majority of our voting membership interests by the later of (i) within 12 months before or after the plan is adopted by our board of directors or (ii) prior to or within 12 months of the grant of any units under the plan in the State of California.

Amendment or Termination. Our board of directors in its discretion may terminate the Profits Interests Plan at any time. Our board of directors may alter or amend the Profits Interests Plan or any part from time to time, including without limitation to increase the total number of Series C units issuable under the plan, provided that no change to any units subject to an outstanding award may be made which would materially and adversely impair the rights of a participant without the participant’s consent.

Nant Health, LLC Phantom Unit Plan

In March 2015, our board of directors adopted the Phantom Unit Plan. Our Phantom Unit Plan permits the grant of units to our employees and consultants and our subsidiary entities’ employees and consultants. Each unit awarded under the Phantom Unit Plan represents a non-equity interest that entitles the holder to a cash payment measured by the fair market value of one Series A unit.

Authorized Units. A total of 63,750,000 units may be issued under the Phantom Unit Plan, less the number of issued and outstanding Series C units of our company. To the extent that a participant’s units are forfeited or otherwise expire by their terms, such units will be deemed to have been issued for purposes of determining the number of units available for issuance under the Phantom Unit Plan.

Plan Administration. Our board of directors will administer the Phantom Unit Plan. Subject to the provisions of our Phantom Unit Plan, our board of directors has the power to administer the plan, including but not limited to, the power to interpret the terms of our Phantom Unit Plan and awards granted under it, to determine whether or not a transaction or series of related transactions results in a “change of control” or an “initial public offering” (as such terms are defined in the Phantom Unit Plan), to determine the fair market value of a Series A unit or any other non-cash consideration issuable under the Phantom Unit Plan in connection with a change of control or an initial public offering, to determine the “change of control consideration” and the “initial public offering implied value” (as such terms are defined in the Phantom Unit Plan), from time to time to determine who will be designated as participants and the terms under which such participants will be entitled to participate, and to establish, change or adjust units granted to each of the participants.

Vesting and Forfeiture of Units. Except as otherwise provided in an award agreement, with respect to each grant of units made to a participant under the Phantom Unit Plan, the participant will become vested as to 25% of the units underlying such grant twelve (12) months after the vesting commencement date, and the participant will become vested as to 25% of the remaining units underlying such grant on each yearly anniversary of the vesting commencement date thereafter, provided, in each case, that on each such vesting date the participant’s “continuous service status” (as such term is defined in the Phantom Unit Plan) has not terminated. Upon the closing of a “change of control” (as such term is defined in the Phantom Unit Plan), each participant will immediately become fully vested as to 100% of the units then held by the participant, provided that upon the closing the participant’s continuous service status has not terminated. If a participant’s continuous service status is terminated prior to any portion of such participant’s units vesting, the participant will immediately forfeit the unvested portion of his or her units. If a participant’s continuous service status is terminated prior to a change of control or “initial public offering” (as such term is defined in the Phantom Unit Plan), the participant will immediately forfeit all units (including vested units) held by the participant.

Payments. Upon the earlier of a change of control or an initial public offering, each participant will become entitled to a payment equal to the product of (i) the number of vested units then held by such participant and (ii) the fair market value of a Series A unit, as adjusted pursuant to the Phantom Unit Plan, and subject to the terms of the Phantom Unit Plan regarding post-closing payments made in connection with a change of control (a “Liquidity Event Vested Unit Payment”). With respect to each unit held by a participant that becomes a vested unit after the change of control or initial public offering, each such participant will become entitled to a payment equal to the product of (i) such vested unit and (ii) the fair market value of a Series A unit, as may have been adjusted pursuant to the terms of the Phantom Unit Plan, on the date on which such unit becomes a vested unit (a “Post-Liquidity Event Vested Unit Payment”). Vested unit payments will have value based on the position of Series A units in our capital structure, even if the payment is made in or with respect to another security (for example, in the event of an initial public offering).

A participant will be paid such participant’s Liquidity Event Vested Unit Payment in lump sum as soon as practicable after the change of control or initial public offering, but in no event later than sixty (60) days following the date on which the event occurs.

With respect to a Liquidity Event Vested Unit Payment made in connection with a change of control, each participant will be paid his or her applicable payments only if and to the extent that the related change of control consideration is paid to us or our members, as applicable, whether at the closing related to the change of control or subsequently pursuant to the application of any escrow, earn-out or other similar arrangement, and subject to the same terms and conditions as apply to us or our members generally, as applicable, and provided that any such payment not paid by the fifth (5th) anniversary of the closing of the change of control will be forfeited by the participants and will instead be distributed to us or our members (as applicable) in the same manner as the other proceeds resulting from the change of control.

A participant will be paid such participant’s Post-Liquidity Event Vested Unit Payment in lump sum as soon as practicable after the applicable vesting date, but in no event later than thirty (30) days following the date on which the underlying unit becomes a vested unit.

Vested unit payments will be made in cash or non-cash consideration, as determined by our board of directors in its sole discretion and subject to any tax withholding. Any non-cash consideration paid to a participant in the form of securities after giving effect to such withholding will be rounded down to the nearest whole security, with the remainder of any such payment paid to the participant in cash.

Non-assignability of Awards. To the maximum extent permitted by law, a participant’s right or benefits under our Phantom Unit Plan will not be subject to anticipation, alienation, sale, assignment, pledge, encumbrance or charge, and any attempt to anticipate, alienate, sell, assign, pledge, encumber or charge the same will be void. No right or benefit under the Phantom Unit Plan will in any manner be liable for or subject to the debts, contracts, liabilities or torts of the person entitled to such benefit.

Certain Adjustments. Upon any change in the Series A units through merger, consolidation, reorganization, recapitalization, reincorporation, stock split, incorporation or other change in or affecting our capital structure, our board of directors may make appropriate adjustments to the units, including the kind of securities deliverable under the Phantom Unit Plan above in respect of vested unit payments, to preserve the level of benefits (without enlargement or dilution of such benefits) intended to accrue to the participants in such manner as our board of directors, in its sole discretion, deems appropriate and equitable.

Term of Units, Amendment or Termination. Unless otherwise stated in the notice of award, the term of each grant of units under the Phantom Unit Plan will be ten (10) years from the date of grant. After the expiration of the term, the grant of units will be of no further force or effect, except to the extent vested and payable prior to the expiration.

Our board of directors has the authority to amend, suspend or terminate the Phantom Unit Plan and any units granted under the plan, provided such action may not materially and adversely affect any participant without the participant’s consent.

Our Phantom Unit Plan will automatically terminate on the completion of all earned payments under the terms of the plan. Additionally, our Phantom Unit Plan will automatically terminate upon the earlier to occur of the following events, if such event occurs prior to a change of control or initial public offering, and provided that units granted prior to such event will remain outstanding pursuant to their terms: (i) the 10th anniversary of the effective date of the plan or (ii) a determination by our board of directors to terminate the plan.

Limitations on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by Delaware law. Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

■	any breach of the director’s duty of loyalty to us or to our stockholders;

■	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

■	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

■	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into an indemnification agreement with each member of our board of directors and each of our officers. These agreements provide for the indemnification of our directors and officers for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these certificate of incorporation and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. Moreover, a stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Certain Relationships and Related Party Transactions

The following is a summary of transactions since January 1, 2013 to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors, or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus captioned “Executive and Director Compensation.”

Related Party Transaction Policy

Following completion of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which, as defined in our written related party transactions policy, are transactions in which we participate and the aggregate amount involved exceeds or may be expected to exceed $120,000, and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, or nominee for director, in each case at any time since the beginning of the most recently completed year, and their immediate family members, or any person or entity who is or will be, at the time a transaction, arrangement or relationship occurs or exists, a greater than 5% beneficial owner of our common stock, and their immediate family members. Our audit committee charter provides that the audit committee shall review and approve or disapprove any related party transactions.

LLC Conversion

We were formed as a Delaware limited liability company. We converted into a Delaware corporation on May     , 2016 and changed our name from Nant Health, LLC to NantHealth, Inc., which we refer to as the “LLC Conversion.” Pursuant to our LLC Agreement, NantWorks, our largest stockholder, which is majority owned by our Chief Executive Officer, had the right to cause us to convert to a corporation, and each of our members agreed to execute such documents as were required in connection with such conversion and to cooperate in good faith in the process of such conversion. As part of the conversion process, we entered into a conversion agreement with certain of our equityholders that provides that the LLC Conversion take the form of a statutory conversion. In conjunction with the LLC Conversion, all of our outstanding units automatically converted into shares of our common stock, based on their relative rights as set forth in our LLC Agreement. Additionally, upon the LLC Conversion, holders of profits interests units issued pursuant to the Profits Interests Plan received shares of restricted stock in NantHealth, Inc. Upon the completion of this offering, we expect to issue restricted stock units to holders of phantom units as permitted by the terms of the Phantom Unit Plan. In order to satisfy payroll withholding tax obligations triggered by the vesting of restricted stock units, we intend to issue recipients a net lower number of restricted stock units to satisfy tax withholding obligations. We will then be responsible for remitting a cash payment for the related withholding taxes. The total potential cash impact to our Company of the restricted stock issuance for an initial public offering event is up to approximately $         million. See “Description of Securities” for additional information regarding a description of the terms of our common stock following the LLC Conversion and the terms of our amended and restated certificate of incorporation and amended and restated bylaws as will be in effect upon the closing of this offering.

LLC Agreement and Stockholder’s Agreement

Our directors and members entered into the LLC Agreement which governs our operations. Upon the consummation of the LLC Conversion, we converted into a corporation, and the LLC Agreement no longer governs our operations and will not govern the rights of our stockholders. Upon the consummation of the LLC Conversion, we entered into the Stockholders’ Agreement with our stockholders as more fully described below.

Prior to the LLC Conversion, we created a board of directors to manage our business affairs. The LLC Agreement provided that the board of directors had the power and discretion to manage and control the business, property and affairs of our company, but that certain actions required the consent of certain of our members.

Under the LLC Agreement, we had units authorized, including Series A through H. Each equityholder holding Series A, B, D, E, F, G or H units had one vote for each unit held. Holders of our Series C units did not have the right to vote. The LLC Agreement also set forth the rights of and restrictions on unitholders, including certain rights of first refusal and preemptive and co-sale rights. In addition, the LLC Agreement placed certain transfer restrictions on our equityholders. The LLC Agreement included indemnification provisions obligating Nant Health, LLC to indemnify its board of directors, officers, members, employees and agents.

Concurrently with the consummation of the LLC Conversion, the LLC Agreement was terminated, other than certain provisions relating to certain pre-termination tax matters and liabilities and certain indemnification provisions.

Our Stockholders’ Agreement contains anti-dilution protection provisions for certain of our stockholders. If we issue shares in connection with this offering at a price below $2.7995 per share, we would be required to issue additional shares of our common stock to our stockholders NHealth Holdings, Inc. and KHealth Holdings, Inc. in connection with the closing of this offering. For additional details, see “Prospectus Summary—The Offering—Potential Issuances Pursuant to Our Stockholders Agreement.”

In addition to anti-dilution rights, the Stockholders’ Agreement also contains certain preemptive rights, board voting rights, approval rights, rights of first refusal, tag-along rights, drag-along rights, inspection rights and transfer restrictions for certain of our stockholders. Concurrently with the consummation of this offering, these provisions will be terminated, other than certain provisions relating to indemnification, confidentiality and retention of individual intellectual property rights.

Participation in Our Initial Public Offering

Entities affiliated with Dr. Patrick Soon-Shiong, our Chairman and Chief Executive Officer, and Celgene Corporation, each an existing stockholder of our company, have indicated an interest in purchasing up to an aggregate of approximately $             million of shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to any of these parties, or any of these parties may determine to purchase more, fewer or no shares in this offering. In addition, the underwriters may elect to sell fewer shares to these entities than the entities indicate an interest in purchasing or not to sell any shares in this offering to such entities.

Director Indemnification

An entity controlled by Dr. Patrick Soon-Shiong has agreed to indemnify Mr. Burnett for any losses or liabilities incurred by Mr. Burnett in connection with his service on our board of directors, but only to the extent such losses or liabilities are not covered by our directors’ and officers’ insurance policies or our indemnification agreement with Mr. Burnett and only to the extent a court of competent jurisdiction has determined pursuant to a final order not subject to further appeal or stay that Mr. Burnett has breached his duty of loyalty to our company by reason of his service as a board member on other entities controlled by Dr. Patrick Soon-Shiong. The indemnification obligation will not apply to fraud, illegal acts or intentional misconduct of Mr. Burnett to the extent determined by a final order of a court of competent jurisdiction not subject to further appeal or a stay. Mr. Burnett has an understanding with Dr. Patrick Soon-Shiong that Mr. Burnett will be appointed as a director of, and receive equity in, other entities controlled by Dr. Patrick Soon-Shiong as mutually determined between them.

Agreements with NantOmics

Our Chairman and Chief Executive Officer and principal stockholder, Dr. Patrick Soon-Shiong, founded and has a controlling interest in NantOmics, which is a company that delivers molecular analysis capabilities with the intent of providing actionable intelligence and molecularly driven decision support for cancer patients and their providers at the point of care. In June 2015, we made a $250.0 million investment in NantOmics in exchange for an approximate 14.2% equity stake in NantOmics.

In May 2016, we entered into the Reseller Agreement, pursuant to which we have worldwide, exclusive rights to resell genomic sequencing, quantitative proteomic analysis and bioinformatics services made exclusively available from NantOmics to us, as well as related consulting and other professional services, to institutional customers (including insurers and self-insured healthcare providers) throughout the world. However, the Reseller Agreement excludes services provided for research or educational purposes, for consumer applications or for the development, evaluation, trial, analysis or regulatory approval of any pharmaceutical product or treatment. We will also have rights to use NantOmics’ marketing materials and trademarks in connection with the marketing and resale of services, to distribute clinical reports issued by NantOmics to requisitioning physicians, and to use data we collect to perform certain activities, but NantOmics will own such materials, trademarks, reports and data. In exchange, we will pay NantOmics a per-service fee, equal to a percentage of a portion of the amount we bill for the NantOmics services, and we retain the remaining portion of the amount billed. On an aggregate basis, we must pay NantOmics annual aggregate minimums beginning in 2016 of $2.0 million per year for each of the 2016 to 2020 calendar years. If the Reseller Agreement is renewed for one or more of the optional three (3) renewal terms described below, the annual minimum will be $25.0 million per year for each of the 2021-2023 calendar years and $50 million per year for each of the 2024-2029 calendar years. Among other diligence obligations, NantOmics will provide commercially reasonable sales and marketing support to us regarding the services, and we are obligated to use commercially reasonable efforts to market and actively promote the services. The Reseller Agreement has an initial term through December 31, 2020. We have the option to renew the agreement (with exclusivity) for up to three (3) renewal terms, each lasting three (3) years, if we meet the volume thresholds below.

RENEWAL THRESHOLD
Initial Term	300,000 GPS Cancer tests completed between June 19, 2015 and June 30, 2020
First Exclusive Renewal Term	570,000 GPS Cancer tests completed between July 1, 2020 and June 30, 2023
Second Exclusive Renewal Term	760,000 GPS Cancer tests completed between July 1, 2023 and June 30, 2026

If we do not meet the applicable volume threshold during the initial term or the first or second exclusive renewal terms, we can renew for a single additional three (3) year term, but only on a non-exclusive basis. We have the right to terminate the agreement for convenience on six (6) months’ prior written notice, and each party has the right to terminate the agreement in the event there is a material, uncured breach, insolvency, force majeure event or ineligibility for federal healthcare programming by the other party.

In June 2015, as partial consideration for the rights granted to us pursuant to the Reseller Agreement, we also entered into a license agreement with NantOmics granting NantOmics rights to market, resell, and prepare derivative works of our eviti products, Health Heritage software, and other present and future products and services that contemplate direct use by patients or end-users, and related developer tools, in the fields of pharmaceutical discovery and development, individual consumer access, and for research, educational and other non-commercial purposes. The agreement further grants NantOmics rights to market and sell products and services under our trademarks and rights to the data and information generated by our customers’ use of the eviti products, Health Heritage software, and other products or services in connection with its businesses in the fields of pharmaceutical discovery and development, individual consumer access, and for research, educational and other non-commercial purposes. In exchange, we will have rights to use the improvements and derivative works generated by or on behalf of NantOmics and the data and information generated by NantOmics’ customers outside such fields, though NantOmics will own all such improvements, works, data and information. The agreement will continue until termination by us or NantOmics. We have the right to terminate the agreement with respect to the applicable products or services in the event of any third party claim alleging that our products or services infringe or violate any intellectual property that cannot be practically remedied, and each party will have the right to terminate the agreement in the event there is a material, uncured breach or insolvency by the other party.

Agreements with Affiliates of NantWorks, LLC

Our Chairman and Chief Executive Officer and principal stockholder, Dr. Patrick Soon-Shiong, founded and has a controlling interest in NantWorks, which is a collection of multiple companies in the healthcare and technology space and is our parent company.

In October 2012 and in conjunction with Verizon Investment LLC’s, or Verizon, investment in our Series B units, NantWorks and certain of its affiliates contributed all of their outstanding equity interests in each of eviti, Inc., iSirona, LLC, Net.Orange, Inc., Qi Imaging, LLC, Vitality, Inc., NantCare, LLC and Assisteo Holding, Inc. to us in exchange for 400 million of our Series A units valued at $1.00 per unit. We also entered into a Shared Services

Agreement with NantWorks, subject to which NantWorks provides for ongoing corporate, general and administrative and other support services in areas such as Chairman’s office and public relations, legal and compliance, information technology and cloud services, human resources and administration management, sales and marketing, finance and risk management, facilities, procurement and travel, and corporate development and strategy. We were billed monthly for such services at cost (without markup), but including reasonable allocations of employee benefits, facilities and other direct or fairly allocated indirect costs that relate to the employees providing the services. We incurred $10.3 million and $9.9 million of expenses during the years ended December 31, 2015 and 2014, respectively, related to selling, general and administrative services provided by NantWorks. Additionally, we incurred $1.3 million and $1.5 million of expenses during the years ended December 31, 2015 and 2014, respectively, related to research and development services provided by NantWorks. Immediately prior to Verizon’s investment, we owed $31.0 million to NantWorks. This amount was forgiven in connection with Verizon’s investment and was treated as a capital contribution within Series A members’ equity.

In May 2015, NantWorks contributed all right, title and interest in all of the outstanding equity interests of NantCloud Services to us for approximately $7.2 million (which is the cost, without markup, that NantWorks paid for the assets and to run that business). Pursuant to this agreement, we have assumed all duties and liabilities of NantWorks related to NantCloud Services and its operations. NantCloud Services is our wholly owned subsidiary.

In September 2015, we purchased a 54% equity interest in TRM held by its founders for $250,000 in cash plus 267,905 of our company’s Series A units. TRM was an entity owned 46% by Cal Cap, an affiliate of ours. The terms of the transaction were negotiated at arms’-length between us and the TRM founders. Subsequently, we assigned the 54% equity stake in TRM to NantCRO, LLC, an affiliate of ours and a wholly-owned subsidiary of NantOmics. In exchange, NantOmics paid NantHealth $250,000 in cash plus equity in NantOmics valued at the same amount as the equity issued to the founders of TRM. This acquisition was structured as described above because the TRM founders wanted equity in NantHealth.

Agreement with Allscripts Healthcare, LLC

In May 2015, we and Allscripts Healthcare, LLC, or Allscripts Healthcare, an affiliate of Allscripts (a greater than 5% owner of our outstanding shares of common stock), entered into a mutual license and reseller agreement, or the Mutual License and Reseller Agreement, which was subsequently amended and restated in June 2015, pursuant to which we each appointed the other as a non-exclusive marketer and reseller to eligible, approved customers of various products and services, including our DeviceConX, VitalxConX, HBox, Device Escort and eviti Advisor products and services and Allscripts Healthcare’s FollowMyHealth, Care Director, EPSi and dbMotion products and services. In addition, we and Allscripts Healthcare each designated the other as a preferred partner—i.e., subject to certain exceptions and limitations, our DeviceConX family of products and services are the exclusive medical device integration products and services that may be marketed and sold by Allscripts Healthcare, and Allscripts Healthcare’s scheduled products and services are the exclusive products and services of the same required functionality that may be marketed and sold by us. Each party retained ownership of any data generated and collected in connection with its respective products, though each party granted the other a non-exclusive, fully paid-up license to use its data, as well as to use its trademarks, marketing materials and product documentation in connection with the marketing and resale of products and services. The agreement has an initial term of five (5) years and renews automatically for successive one (1) year periods, unless terminated by us or Allscripts Healthcare. Each party has the right to terminate the agreement in the event the other party commits a material, uncured breach, is declared insolvent, suffers a prolonged force majeure event, becomes ineligible for federal healthcare programming or undergoes a change-in-control involving such party’s competitor. For the year ended December 31, 2015 and the three months ended March 31, 2016, we made no payments to Allscripts under the Mutual License and Reseller Agreement.

Investment in NantPharma, LLC and Redemption Agreement

On October 31, 2013, we entered into an exchange agreement, or the Exchange Agreement, with Blackstone Healthcare Partners II (AIV) L.L.C., or Blackstone, NantPharma and NantWorks. Pursuant to the Exchange Agreement, we purchased a portion of Blackstone’s minority equity interest in NantPharma in exchange for 3,572,031 of our Series A units. In May 2014, we entered into a redemption agreement, or the Redemption Agreement, with NantPharma whereby we sold our entire equity interest in NantPharma in exchange for a cash payment of $10.0 million, which was the approximate value of the Series A units issued to Blackstone. NantPharma currently is a wholly-owned subsidiary of NantWorks.

For the years ended December 31, 2015 and 2014, we recognized $0 and $1.5 million of income, respectively, related to this investment. These amounts represented our pro rata share of NantPharma’s earnings and losses during each period.

Related Party Promissory Notes

During 2013, we executed two demand promissory notes with Cambridge Equities, L.P., or Cambridge. Our Chairman and Chief Executive Officer, Dr. Patrick Soon-Shiong, is the sole member of MP 13 Ventures, LLC, which is the general partner of Cambridge. The principal amount of each advance made by Cambridge to us pursuant to these notes was $15.0 million and $7.5 million, respectively. The first note bore interest at a per annum rate of 3.0%, while the second note bore interest at a per annum rate of 5.0%. Interest was compounded annually and computed on the basis of the actual number of days in a year. As of December 31, 2015 and 2014, the total principal and interest outstanding on these two notes amounted to $0 and $23.7 million, respectively. The unpaid principal and any accrued and unpaid interest on the promissory notes with the related party was due and payable on demand. Accrued and unpaid interest in the amount of $0 and $1.2 million is included in related party payables on the consolidated balance sheet at December 31, 2015 and 2014, respectively. We repaid all of the principal and accrued interest on these promissory notes in full in July 2015.

Additionally, in June 2013, we executed a demand promissory note with Cal Cap, of which we are an indirect subsidiary. The total advances made by Cal Cap to us pursuant to this note amounted to approximately $6.1 million. The note bore interest at a per annum rate of 3.0% compounded annually and computed on the basis of the actual number of days in the year. As of December 31, 2015 and 2014, the total principal and interest outstanding on the note amounted to $0 and $6.4 million, respectively. The unpaid principal and any accrued and unpaid interest on the promissory note with Cal Cap was due and payable on demand. Accrued and unpaid interest in the amount of $0 and $0.3 million is included in related party payables on the consolidated balance sheet at December 31, 2015 and 2014, respectively. We repaid all of the principal and accrued interest on this promissory note in full in July 2015.

In January 2016, we executed a demand promissory note with NantCapital, a personal investment vehicle for Dr. Patrick Soon-Shiong, and a second demand promissory note with NantOmics. The total advances made by NantCapital and NantOmics to us pursuant to these notes amounted to approximately $112.7 million and $40 million, respectively. Each note bears interest at a per annum rate of 5.0% compounded annually and computed on the basis of the actual number of days in the year. The unpaid principal and any accrued and unpaid interest on each of the promissory notes issued to NantOmics is due and payable on demand. NantCapital has the option, but not the obligation, to require us to repay any such amount in cash, Series A-2 units of NantOmics held by us, units of NantHealth (with each unit valued at $3.3841), or any combination of the foregoing at the sole discretion of NantCapital. In May 2016, the promissory note with NantCapital was amended to provide that all outstanding principal and accrued interest is due and payable on June 30, 2021, and not on demand. In addition, in May 2016, the promissory note with NantOmics was amended to provide that all outstanding principal and accrued interest will be converted into shares of our common stock at the initial public offering price at the time of pricing of the initial public offering.

Acquisition and Sale of Qi Imaging to Ziosoft KK

In conjunction with our acquisition of Qi Imaging, LLC, or Qi Imaging, in 2011 from Ziosoft KK, we entered into a development services agreement whereby we provided quality assurance and development services to Ziosoft KK related to its imaging technology. Cal Cap acquired a controlling interest in Ziosoft KK concurrent with our acquisition of Qi Imaging, and as a result, Qi Imaging and Ziosoft KK share common ownership.

In April 2014, we sold our 80.0% fully diluted equity interest in Qi Imaging back to Ziosoft KK in exchange for $3.0 million in cash received at closing and an additional $2.6 million in cash to be received in annual installments through June 30, 2017. Since Ziosoft KK is controlled by Cal Cap, we treated the sale of Qi Imaging as the transfer of a business between entities under common control and the difference between the total consideration of $5.6 million and the net assets of Qi Imaging was recognized within our Series A members’ equity.

In April 2014, we entered into an agreement with Qi Imaging to obtain rights to image visualization software and associated architecture nonexclusively from Qi Imaging for the purpose of re-selling such software to distributors, resellers and end-user customers. We will also have rights to integrate the software into our platforms and technology. We are obligated to pay Qi Imaging a fixed annual fee, determined based on the number of users and/or specialties that we sell or otherwise grant access to the software. The agreement has an initial term of three years and renews automatically for successive one year periods, unless terminated by us or Qi Imaging. We and Qi Imaging have the right to terminate the agreement for convenience upon one hundred twenty days’ written notice prior to the scheduled expiration of the term, though, upon request by us, the agreement shall continue to be in force for up to one year following the notice of termination.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information as to shares of common stock beneficially owned as of                     , 2016, after giving effect to (i) the LLC Conversion and (ii) the conversion of all of our outstanding units into shares of common stock, which we expect to occur prior to the completion of this offering, and as adjusted to reflect the sale of common stock in this offering, for:

■	each director and director nominee;

■	each named executive officer;

■	each person owning of record or known by us, based on information provided to us by the persons named below, to own beneficially at least 5% of our common stock; and

■	all directors, director nominees and executive officers as a group.

The percentage ownership information is based on             shares of common stock outstanding as of                     , 2016 after giving effect to (i) the LLC Conversion, (ii) the conversion of all of our outstanding units into shares of common stock, which we expect to occur prior to the completion of this offering, (iii) the conversion of $40.0 million in aggregate principal amount of a note plus accrued interest thereon owed to NantOmics into              shares of our common stock at the time of pricing of this offering, assuming a note conversion date of                     , 2016 and an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and (iv) the issuance of             shares issuable pursuant to the Stockholders’ Agreement to certain of our stockholders in connection with the closing of this offering (assuming the actual initial public offering price is equal to the assumed initial public offering price of $            per share, the midpoint of the price range, and the actual number of shares sold in this offering remains the same (each as set forth on the cover page of this prospectus)). The percentage ownership information after the offering shown in the table assumes the issuance of             shares of common stock in this offering (and no exercise of the underwriters’ option to purchase additional shares). Shares issuable pursuant to the exercise of stock options exercisable within 60 days are deemed outstanding and held by the holder of such options for computing the percentage of outstanding common stock beneficially owned by any other person.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of our common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable within 60 days of                     , 2016. As noted in the applicable footnotes to the table, some of the options are not vested but are exercisable at any time and, if exercised, subject to a lapsing right of repurchase until the options are fully vested. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Nant Health, LLC, 9920 Jefferson Blvd, Culver City, California 90230.

	BENEFICIAL OWNERSHIP PRIOR TO THE OFFERING		BENEFICIAL OWNERSHIP AFTER THE OFFERING
NAME OF BENEFICIAL OWNER	SHARES	PERCENTAGE	SHARES	PERCENTAGE
5% Stockholders:
NantWorks, LLC (1)
NHealth Holdings, Inc. (2)
KHealth Holdings, Inc. (3)
Allscripts Healthcare Solutions, Inc. (4)

Directors, Director Nominees and Named Executive Officers:
Patrick Soon-Shiong, M.D., FRCS (C), FACS (5)(6)
Paul Holt
Michael S. Sitrick
Kirk K. Calhoun
Mark Burnett
Edward Miller
Michael Blaszyk
Robert E. Watson
All directors and executive officers as a group (8 persons)

*	Represents beneficial ownership of less than one percent of our outstanding shares of common stock.

(1)	The address of NantWorks, LLC is 9920 Jefferson Boulevard, Culver City, California 90230. Our Chairman and Chief Executive Officer, Dr. Patrick Soon-Shiong, indirectly owns all of the equity interests in NantWorks, LLC.

(2)	The address of NHealth Holdings, Inc. is 1209 Orange Street, Wilmington, Delaware 19801. The sole shareholder of NHealth Holdings, Inc. is the Kuwait Investment Authority, acting for and on behalf of the Government of the State of Kuwait.

(3)	The address of KHealth Holdings, Inc. is 1209 Orange Street, Wilmington, Delaware 19801. The sole shareholder of KHealth Holdings, Inc. is the Kuwait Investment Office, being the London Office of the Kuwait Investment Authority, acting for and on behalf of the Government of the State of Kuwait.

(4)	The address of Allscripts Healthcare Solutions, Inc. is 222 Merchandise Mart, Suite 2024, Chicago, Illinois 60654.

(5)	Consists of shares held by NantWorks, LLC. Our Chairman and Chief Executive Officer, Dr. Patrick Soon-Shiong, indirectly owns all of the equity interests in NantWorks, LLC.
(6)	The percentage of shares beneficially owned after the offering includes shares of common stock to be issued upon the conversion of $40.0 million in aggregate principal amount of notes plus accrued interest thereon owed to NantOmics, assuming a conversion date of , 2016 and an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus. Our Chairman and Chief Executive Officer, Dr. Patrick Soon-Shiong, is the controlling stockholder of NantOmics with voting and dispositive power over the shares of our common stock that are owned by NantOmics. In addition, entities affiliated with Dr. Patrick Soon-Shiong, our Chairman and Chief Executive Officer, and Celgene Corporation, each an existing stockholder of our company, have indicated an interest in purchasing up to an aggregate of approximately $ of shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to any of these parties, or any of these parties may determine to purchase more, fewer or no shares in this offering. In addition, the underwriters may elect to sell fewer shares to these entities than the entities indicate an interest in purchasing or not to sell any shares in this offering to such entities. However, if any shares are purchased by these entities, the number of shares of common stock beneficially owned after this offering and the percentage of common stock beneficially owned after this offering will differ from that set forth in the table above. Assuming the purchase of all $ in shares by entities associated with Dr. Patrick Soon-Shiong, the number of shares of common stock beneficially owned by Dr. Patrick Soon-Shiong after this offering would increase by shares and the percentage of common stock beneficially owned by Dr. Patrick Soon-Shiong after this offering would increase to approximately %.

DESCRIPTION OF SECURITIES

General

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the completion of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part. For a complete description of our capital stock, you should refer to our amended and restated certificate of incorporation and bylaws that are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the completion of this offering, our authorized capital stock will consist of              shares of common stock, $0.0001 par value per share, and              shares of undesignated preferred stock, $0.0001 par value per share.

Common Stock

We are authorized to issue up to a total of              shares of common stock, par value $0.0001 per share. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. Holders of our common stock have no cumulative voting rights. Further, holders of our common stock have no preemptive, conversion, redemption or subscription rights and there are no sinking fund provisions applicable to our common stock. Upon our liquidation, dissolution or winding-up, holders of our common stock are entitled to share ratably in all assets remaining after payment of all liabilities and the liquidation preferences of any of our outstanding shares of preferred stock. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors, or board, out of our assets which are legally available.

As of March 31, 2016, there were              shares of common stock issued and outstanding and there were approximately              holders of record of our common stock, assuming (i) the LLC Conversion, (ii) the conversion of all of our outstanding units into shares of common stock, which we expect to occur prior to the completion of this offering, (iii) the conversion of $40.0 million in aggregate principal amount of a note plus accrued interest thereon owed to NantOmics into                  shares of our common stock at the time of pricing of this offering, assuming a note conversion date of                     , 2016 and an assumed initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, and (iv) the issuance of             shares issuable pursuant to the Stockholders’ Agreement to certain of our stockholders in connection with the closing of this offering (assuming the actual initial public offering price is equal to the assumed initial public offering price of $            per share, the midpoint of the price range, and the actual number of shares sold in this offering remains the same (each as set forth on the cover page of this prospectus)).

Preferred Stock

Our board is authorized, subject to certain limitations prescribed by law, to designate and issue up to a total of              shares of preferred stock, par value $0.0001 per share, without stockholder approval. The board may issue preferred stock from time to time in one or more series and fix the designations, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions on the shares of each such series, including dividend rights and rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any such series.

Our board may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

From October 25, 2012 through June 26, 2015, we entered into a Registration Rights Agreement, as amended, or the Registration Rights Agreement, with certain of our existing investors. Pursuant to this agreement, we have provided these existing investors with a right to demand registration of their shares on Form S-1 exercisable at any time following the consummation of this offering, provided that such demand is made at the request of 50% of the holders of such rights, subject to certain obligations set forth in the Registration Rights Agreement. Additionally, we have provided the holders of our Series B units with a right to demand registration of their shares on Form S-1 exercisable six months after the effectiveness by the SEC of our registration statement related to this offering, provided that such demand is made at the request of 50% of the holders of such rights, subject to certain obligations set forth in the Registration Rights Agreement. We have also provided certain of our existing investors with a right to demand registration of their shares on Form S-3, provided that such demand is made at the request of 5% of the holders of such rights, subject to certain obligations set forth in the Registration Rights Agreement.

We have also granted certain of our existing investors “piggyback” registration rights, subject to certain other limitations that allow certain of our existing investors to include the shares of our common stock in any public offerings of equity securities initiated by us or any demand registration rights holder.

We will pay the registration expenses (other than underwriting discounts and applicable selling commissions) of the holders of the shares registered pursuant to the registrations described above. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with the completion of this offering, each holder that has registration rights has agreed not to sell or otherwise dispose of any securities without the prior written consent of                     , for a period ending 180 days from the date of this prospectus (subject to extension). See “Underwriting” for additional information.

Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Amended and restated certificate of incorporation and amended and restated bylaw provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

■	Board of directors vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by our board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

■

Advance notice requirements for stockholder proposals and director nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

■	No cumulative voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.

■	Amendment of charter provisions. Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least two-thirds of our then outstanding voting securities.

■	Issuance of undesignated preferred stock. Our board of directors will have the authority, without further action by the stockholders, to issue up to shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

■	Exclusive forum. Unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees.

Listing

We intend to apply to list our common stock on the NASDAQ Global Market under the symbol “NH”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             . The transfer agent and registrar’s address is             .

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, no public market existed for our common stock. Market sales of shares of our common stock after this offering and from time to time, and the availability of shares for future sale, may reduce the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.

Following the completion of this offering, and after giving effect (i) to the LLC Conversion which occurred on May     , 2016 and (ii) the conversion of $40.0 million in aggregate principal amount of a note plus accrued interest thereon owed to NantOmics into              shares of our common stock at the time of pricing of this offering, assuming a note conversion date of                     , 2016 and an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, based on the number of shares of our capital stock outstanding as of March 31, 2016, we will have a total of              shares of our common stock outstanding. Of these outstanding shares, all of the              shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering, including in the reserved share program, by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining              shares of common stock outstanding upon the closing of this offering are restricted securities, as defined under Rule 144 of the Securities Act. Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration, including by reason of Rule 144 or 701 under the Securities Act, which rules are summarized below. These remaining shares will generally become available for sale in the public market as follows:

■	restricted shares will be eligible for sale in the public market upon completion of this offering under Rule 144; and

■	restricted shares will be eligible for sale in the public market 90 days after the date of this prospectus, subject (with respect to shares held by affiliates) to the volume, manner of sale and other limitations under Rule 144 and Rule 701.

Rule 144

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, beginning 90 days after the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock to be sold for at least six months, would be entitled to sell an unlimited number of shares of our common stock, provided current public information about us is available. In addition, under Rule 144, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares of our common stock to be sold for at least one year, would be entitled to sell an unlimited number of shares immediately upon the closing of this offering without regard to whether current public information about us is available. Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

■	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

■	the average weekly trading volume of our common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale, or if no such notice is required, the date of receipt of the order to execute the sale.

Sales of restricted shares under Rule 144 by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Lock-Up Agreements

Notwithstanding the availability of Rule 144, holders of              of our shares will enter into lock-up agreements as described under the section titled “Underwriting” and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements, subject to any exceptions set forth therein.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with some of the restrictions of Rule 144, including the holding period requirement. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares under Rule 701.

Equity Incentive Plans

Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our equity incentive plans. The registration statement on Form S-8 will become effective immediately upon filing, and shares covered by such registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. See the section titled “Executive and Director Compensation—Equity benefit and stock plans” for additional information.

Registration Rights

Pursuant to the Registration Rights Agreement, the holders of              shares of our common stock, or their transferees, will be entitled, under certain circumstances and subject to certain restrictions, to require us to register their shares under the Securities Act. For a description of these registration rights, see “Description of Securities—Registration rights.” If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock acquired in this offering by a “non-U.S. holder” (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal non-income tax laws, except to the limited extent set forth below. In addition, this discussion does not address any tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

■	banks, insurance companies, regulated investment companies, real estate investment trusts or other financial institutions;

■	persons subject to the alternative minimum tax or the tax on net investment income;

■	tax-exempt organizations;

■	pension plans and tax-qualified retirement plans;

■	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

■	brokers or dealers in securities or currencies;

■	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

■	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

■	certain former citizens or long-term residents of the United States;

■	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

■	persons who hold or receive our common stock pursuant to the exercise of any option or otherwise as compensation;

■	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment); or

■	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership, entity or arrangement classified as a partnership or flow-through entity for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership or other entity. A partner in a partnership or other such entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other such entity, as applicable. You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal non-income tax laws or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock that, for U.S. federal income tax purposes, is not:

■	an individual citizen or resident of the United States;

■	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;

■	an estate whose income is subject to U.S. federal income tax regardless of its source; or

■	a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our common stock, and we do not anticipate paying any dividends on our common stock following the completion of this offering. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Subject to the discussions below on effectively connected income and Foreign Account Tax Compliance Act, or FATCA, withholding, any dividend paid to you generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are treated as effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, such dividends are attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussion below on backup withholding and FATCA withholding. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Subject to the discussion below on backup withholding and FATCA withholding, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

■	the gain is effectively connected with your conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

■	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

■	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our U.S. and worldwide real property plus our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, your common stock will be treated as U.S. real property interests only if you actually (directly or indirectly) or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the gain derived from the sale (net of certain deductions and credits) under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be subject to tax at 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year, provided you have timely filed U.S. federal income tax returns with respect to such losses. You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes. Such stock, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our common stock made to you may be subject to information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on a properly completed IRS Form W-8BEN or W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act (FATCA)

Provisions of the Code commonly referred to as FATCA, Treasury Regulations issued thereunder and official IRS guidance generally impose a U.S. federal withholding tax of 30% on dividends on, and the gross proceeds from a sale or other disposition of our common stock, paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and the gross proceeds from a sale or other disposition of our common stock paid to a “non-financial foreign entity” (as specially defined under these rules) unless such entity provides the withholding agent with a certification identifying the substantial direct and indirect U.S. owners of the entity, certifies that it does not have any substantial U.S. owners, or otherwise establishes an exemption.

The withholding obligations under FATCA generally apply to dividends on our common stock and under current transition rules are expected to apply to the payment of gross proceeds of a sale or other disposition of our common stock made on or after January 1, 2017. The withholding tax will apply regardless of whether the payment otherwise would be exempt from U.S. nonresident and backup withholding tax, including under the other exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Prospective investors are encouraged to consult with their own tax advisors regarding the application of FATCA withholding to their investment in, and ownership and disposition of, our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                     , 2016, between us and Jefferies LLC and Cowen and Company, LLC, as the representatives of the underwriters named below and the joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:

UNDERWRITER	NUMBER OF SHARES
Jefferies LLC
Cowen and Company, LLC
First Analysis Securities Corporation
Canaccord Genuity Inc.
FBR Capital Markets & Co.

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $             per share of common stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $             per share of common stock to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

Entities affiliated with Dr. Patrick Soon-Shiong, our Chairman and Chief Executive Officer, and Celgene Corporation, each an existing stockholder of our company, have indicated an interest in purchasing up to an aggregate of approximately $             million of shares of our common stock in this offering at the initial public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to any of these parties, or any of these parties may determine to purchase more, fewer or no shares in this offering. In addition, the underwriters may elect to sell fewer shares to these entities than the entities indicate an interest in purchasing or not to sell any shares in this offering to such entities.

The following table shows the public offering price, the estimated underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the estimated underwriting discounts and commissions referred to above, will be approximately $                . We have also agreed to reimburse the underwriters for up to $35,000 for their Financial Industry Regulatory Authority, Inc., or FINRA, counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

Determination of Offering Price

Prior to this offering, there has not been a public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

Listing

We intend to apply to have our common stock approved for listing on The NASDAQ Global Market under the trading symbol “NH”.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of                      shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. This option may be exercised only if the underwriters sell more shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

We, our officers, directors and holders of all or substantially all our outstanding capital stock and other securities have agreed, subject to specified exceptions, not to directly or indirectly: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, or other securityholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale pledge or disposition, or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus.

Jefferies LLC may, in its sole discretion and at any time or from time to time before the termination of the 180-day period, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Exchange Act, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our common stock on the NASDAQ Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Reserved Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, an aggregate of              of the shares offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved shares it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

Selling Restrictions

Australia

This prospectus is not a disclosure document for the purposes of Australia’s Corporations Act 2001 (Cth) of Australia (Corporations Act), has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this prospectus in Australia:

You confirm and warrant that you are either:

■	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

■	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

■	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this prospectus is void and incapable of acceptance.

You warrant and agree that you will not offer any of the shares issued to you pursuant to this prospectus for resale in Australia within 12 months of those shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, each referred to herein as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, referred to herein as the Relevant Implementation Date, no offer of any securities which are the subject of the offering contemplated by this prospectus has been or will be made to the public in that Relevant Member State other than any offer where a prospectus has been or will be published in relation to such securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the relevant competent authority in that Relevant Member State in accordance with the Prospectus Directive, except that with effect from and including the Relevant Implementation Date, an offer of such securities may be made to the public in that Relevant Member State:

■	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

■	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

■	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended) (FIEL), and the underwriters will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA), (ii) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

■	a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

■	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Offer Shares under Section 275 of the SFA except:

■	to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $0.2 million (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

■	where no consideration is given for the transfer; or

■	where the transfer is by operation of law.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX), or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, us or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, referred to herein as the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated. Each such person is referred to herein as a Relevant Person.

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.

United Arab Emirates

The offering contemplated hereunder has not been approved or licensed by the Central Bank of the United Arab Emirates (UAE), the Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority, or DFSA, a regulatory authority of the Dubai International Financial Centre (DIFC). This offering does not constitute a public offer of shares in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), or the DFSA Markets Rules, accordingly, or otherwise. The shares of common stock may not be offered to the public in the UAE and/or any of the free zones.

The shares of common stock may be offered and issued only to a limited number of investors in the UAE or any of its free zones who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned. We represent and warrant that the shares will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones.

Dubai International Financial Centre. This document relates to an Exempt Offer in accordance with the Markets Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons of a type specified in those rules to whom Exempt Offers can be made. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares of common stock to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of common stock offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Los Angeles, California. The underwriters are being represented by Cooley LLP, Los Angeles, California, in connection with this offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated and combined financial statements at December 31, 2015 and 2014, and for each of the two years in the period ended December 31, 2015, as set forth in their report. We’ve included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Mayer Hoffman McCann P.C., independent auditors, has audited NantOmics, LLC and Subsidiaries consolidated and combined financial statements at December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015, as set forth in their report. We’ve included NantOmics, LLC and Subsidiaries’ financial statements in the prospectus and elsewhere in the registration statement in reliance on Mayer Hoffman McCann P.C.’s report, given on their authority as experts in accounting and auditing.

BDO USA, LLP, independent auditors, has audited Expression Pathology, Inc’s, a subsidiary of NantOmics, LLC, financial statements at December 31, 2014 and 2013, and for each of the two years in the period ended December 31, 2014, as set forth in their report.

Ernst & Young LLP, independent auditors, has audited 3BE Holdings, LLC, consolidated financial statements at December 31, 2015 and 2014, and for each of the two years in the period ended December 31, 2015, as set forth in their report. We’ve included 3BE Holdings, LLC’s financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at

www.nanthealth.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Nant Health, LLC

Consolidated and Combined Financial Statements

Three Months Ended March 31, 2016 and 2015 and

Years Ended December 31, 2015 and 2014

NantOmics, LLC

Consolidated and Combined Financial Statements

Years Ended December 31, 2015, 2014 and 2013

Report of Independent Auditors	F-45 - F-46
Consolidated and Combined Balance Sheets	F-47
Consolidated and Combined Statements of Operations	F-48
Consolidated and Combined Statements of Change in Members’ Equity	F-49
Consolidated and Combined Statements of Cash Flows	F-50
Notes to Consolidated and Combined Financial Statements	F-51 – F-73

Three Months Ended March 31, 2015 and 2014

Unaudited Condensed Consolidated Balance Sheets at March 31, 2015 and December 31, 2014	F-74
Unaudited Condensed Consolidated and Combined Statements of Operations for the three months ended March 31, 2015 and 2014	F-75
Unaudited Condensed Consolidated Statements of Changes in Members’ Equity for the three months ended March 31, 2015 and 2014	F-76
Unaudited Condensed Consolidated and Combined Statements of Cash Flows for the three months ended March 31, 2015 and 2014	F-77
Notes to Unaudited Condensed Consolidated and Combined Financial Statements	F-78 - F-85

3BE Holdings, LLC

Consolidated Financial Statements

Years Ended December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members of

Nant Health, LLC and Subsidiaries

We have audited the accompanying consolidated and combined balance sheets of Nant Health, LLC and Subsidiaries as of December 31, 2015 and 2014, and the related consolidated and combined statements of operations, comprehensive loss, changes in members’ equity and cash flows for each of the two years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated and combined financial position of Nant Health, LLC and Subsidiaries at December 31, 2015 and 2014, and the consolidated and combined results of their operations and their cash flows for each of the two years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Los Angeles, California

April 4, 2016, except for Note 20, as to which the date is May 11, 2016

Nant Health, LLC and Subsidiaries

Consolidated and Combined Balance Sheets

(In thousands)

	MARCH 31, 2016	DECEMBER 31,
		2015	2014
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$24,560	$5,989	$3,699
Marketable securities	70	1,243	221,871
Accounts receivable, net of allowance of $1,054 at March 31, 2016 and $956 and $277 at December 31, 2015 and 2014, respectively	16,596	11,472	2,441
Inventories, net	2,197	2,146	2,946
Deferred implementation costs, Current	1,311	2,224	—
Related party receivables	1,244	1,245	623
Prepaid expenses and other current assets	11,125	8,707	1,638

Total current assets	57,103	33,026	233,218
Property, plant, and equipment, net	24,308	13,899	9,315
Deferred implementation costs, net of current	6,246	1,930	—
Deferred taxes, net	—	—	153
Goodwill	129,563	56,718	33,368
Intangible assets, net	135,875	54,971	32,499
Restricted Cash	350	—	—
Investments in related parties	245,277	248,191	—
Related party receivable	1,300	1,300	2,150
Other assets	1,918	1,918	172

Total assets	$601,940	$411,953	$310,875

Liabilities and Members’ Equity
Current liabilities
Accounts payable	$5,315	$6,447	$4,136
Accrued expenses	17,080	14,423	5,524
Deferred revenue	20,921	10,656	24,114
Related party payables	7,449	10,166	14,904
Related party promissory notes	152,666	—	34,502
Deferred taxes, net	—	—	153
Other current liabilities	956	1,544	3,664

Total current liabilities	204,386	43,236	86,997
Non-current liabilities
Deferred revenue	15,089	17,312	9,012
Deferred taxes, net	10,772	—	—
Other liabilities	450	358	65

Total liabilities	230,697	60,906	96,074

Redeemable Series F units: 53,581 units issued and outstanding at March 31, 2016 and December 31, 2015 and 2014.	168,667	166,042	150,000
Members’ equity
Series A units: 420,257 units issued and outstanding at March 31, 2016 and 420,257 and 419,919 units issued and outstanding at December 31, 2015 and 2014, respectively	112,652	114,837	123,713
Series B units: 19,110 units issued and outstanding at March 31, 2016 and December 31, 2015 and 2014.	50,000	50,000	50,000
Series C units: 3,475 units issued and outstanding at March 31, 2016 and 3,475 and 2,704 units issued and outstanding at December 31, 2015 and 2014, respectively	1,525	1,426	199
Series D units: 3,572 units issued and outstanding at March 31, 2016 and December 31, 2015 and 2014.	10,000	10,000	10,000
Series E units: 35,721 units issued and outstanding at March 31, 2016 and December 31, 2015 and 2014.	100,000	100,000	100,000
Series G units: 59,100 units issued and outstanding at March 31, 2016 and December 31, 2015, and 0 units issued and outstanding as of December 31, 2014.	200,000	200,000	—
Series H units: 15,514 units issued and outstanding at March 31, 2016 and 0 units issued and outstanding as of December 31, 2015 and 2014.	52,500	—	—
Accumulated deficit	(324,316)	(291,171)	(219,160)
Accumulated other comprehensive income (loss)	216	(87)	49

Total members’ equity	202,576	185,005	64,801

Total liabilities and members’ equity	$601,940	$411,953	$310,875

The accompanying notes are an integral part of these consolidated and combined financial statements.

Nant Health, LLC and Subsidiaries

Consolidated and Combined Statements of Operations

(In thousands)

	THREE MONTHS ENDED MARCH 31,		YEAR ENDED DECEMBER 31,
	2016	2015	2015	2014
	(unaudited)
Revenue:
Software and hardware	$728	$3,762	$14,616	$8,372
Software-as-a-service	13,646	3,806	20,734	9,778

Total software-related revenue	14,374	7,568	35,350	18,150
Maintenance	3,138	2,495	10,452	5,345
Genomic sequencing services revenue	—	—	75	—
Other services	1,939	1,680	12,427	10,426

Total net revenue	19,451	11,743	58,304	33,921

Cost of Revenue:
Software and hardware	239	(462)	90	1,025
Software-as-a-service	4,423	1,960	7,019	8,026

Total software-related cost of revenue	4,662	1,498	7,109	9,051
Maintenance	530	110	1,874	438
Genomic services cost of revenue	—	—	39	—
Other services	3,565	1,647	15,202	7,047
Amortization of developed technologies	4,281	2,311	10,585	7,694

Total cost of revenue	13,038	5,566	34,809	24,230

Gross profit	6,413	6,177	23,495	9,691
Operating Expenses:
Selling, general and administrative	27,373	16,392	69,021	46,209
Research and development	10,694	4,690	23,835	16,979
Amortization of software license and acquisition-related assets	1,815	33	1,542	7,033
Impairment of intangible asset	—	—	—	24,150

Total operating expenses	39,882	21,115	94,398	94,371

Loss from operations	(33,469)	(14,938)	(70,903)	(84,680)
Interest expense, net	(1,498)	(325)	(627)	(980)
Other income (expense), net	338	1,300	2,508	(477)
(Loss) income from equity method investments	(2,914)	—	(2,584)	1,525

Loss before income taxes	(37,543)	(13,963)	(71,606)	(84,612)
Provision (benefit) for income taxes	(4,398)	1	405	5

Net loss	(33,145)	(13,964)	(72,011)	(84,617)
Less: Net loss attributable to non-controlling interests	—	—	—	(192)

Net loss attributable to NantHealth	$(33,145)	$(13,964)	$(72,011)	$(84,425)

The accompanying notes are an integral part of these consolidated and combined financial statements.

Nant Health, LLC and Subsidiaries

Consolidated and Combined Statements of Comprehensive Loss

(In thousands)

	THREE MONTHS ENDED MARCH 31,		YEAR ENDED DECEMBER 31,
	2016	2015	2015	2014
	(unaudited)
Net loss	$(33,145)	$(13,964)	$(72,011)	$(84,617)
Other comprehensive income (loss), net of income taxes
Foreign currency translation adjustments	303	71	(136)	49
Net changes related to available for sale securities
Remeasurement of investment in NDO to fair value	—	—	—	172
Reclassification of losses to net income	—	—	—	332

Total net changes related to available for sale securities	—	—	—	504

Total other comprehensive income (loss)	303	71	(136)	553

Comprehensive loss	(32,842)	(13,893)	(72,147)	(84,064)
Less: net loss attributable to non-controlling interests	—	—	—	(192)

Comprehensive loss attributable to NantHealth	$(32,842)	$(13,893)	$(72,147)	$(83,872)

The accompanying notes are an integral part of these consolidated and combined financial statements.

Nant Health, LLC and Subsidiaries

Consolidated and Combined Statements of Changes in Members’ Equity

(In thousands)

	SERIES A UNITS		SERIES B UNITS		SERIES C UNITS		SERIES D UNITS		SERIES E UNITS		SERIES G UNITS		SERIES H UNITS		ACCUMULATED DEFICIT	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)		TOTAL NANTHEALTH LLC EQUITY	NON- CONTROLLING INTERESTS	TOTAL EQUITY
	UNITS	AMOUNT	UNITS	AMOUNT	UNITS	AMOUNT	UNITS	AMOUNT	UNITS	AMOUNT	UNITS	AMOUNT	UNITS	AMOUNT
Balance at December 31, 2013	406,132	105,752	19,110	50,000	541	162	—	—	—	—	—	—	—	—	(134,735)		(504)	20,675	(18)	20,657
Issuance of membership interests	3,760	525	—	—	—	—	3,572	10,000	35,721	100,000	—	—	—	—	—		—	110,525	—	110,525
Acquisition of NDO	6,906	16,619	—	—	—	—	—	—	—	—	—	—	—	—	—		332	16,951	—	16,951
Sale of former subsidiary	—	5,439	—	—	—	—	—	—	—	—	—	—	—	—	—		—	5,439	—	5,439
Sale of related party equity method investment	—	102	—	—	—	—	—	—	—	—	—	—	—	—	—		—	102	—	102
Transactions with non-controlling interests	2,765	(4,892)	—	—	—	—	—	—	—	—	—	—	—	—	—		—	(4,892)	75	(4,817)
Stock-based compensation expense	356	168	—	—	2,163	37	—	—	—	—	—	—	—	—	—		—	205	135	340
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(84,425)	—		(84,425)	(192)	(84,617)
Other comprehensive income / (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—		221	221	—	221

Balance at December 31, 2014	419,919	123,713	19,110	50,000	2,704	199	3,572	10,000	35,721	100,000	—	—	—	—	(219,160)		49	64,801	—	64,801
Issuance of membership interests	268	774	—	—	—	—	—	—	—	—	59,100	200,000	—	—	—		—	200,774	—	200,774
Deemed capital contribution from Chairman and CEO	—	6,190	—	—	—	—	—	—	—	—	—	—	—	—	—		—	6,190	—	6,190
Stock-based compensation expense	70	202	—	—	771	1,227	—	—	—	—	—	—	—	—	—		—	1,429	—	1,429
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(72,011)		—	(72,011)	—	(72,011)
Other comprehensive income / (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—		(136)	(136)	—	(136)
Series F put right	—	(16,042)	—	—	—	—	—	—	—	—	—	—	—	—	—		—	(16,042)	—	(16,042)

Balance at December 31, 2015	420,257	114,837	19,110	50,000	3,475	1,426	3,572	10,000	35,721	100,000	59,100	200,000	—	—	(291,171)		(87)	185,005	—	185,005
Issuance of membership interests	—	—	—	—	—	—	—	—	—	—	—	—	15,514	52,500	—		—	52,500	—	52,500
Deemed capital contribution from Chairman and CEO	—	440	—	—	—	—	—	—	—	—	—	—	—	—	—		—	440	—	440
Stock-based compensation expense	—	—	—	—	—	99	—	—	—	—	—	—	—	—	—		—	99	—	99
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(33,145)		—	(33,145)	—	(33,145)
Other comprehensive income / (loss)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—		303	303	—	303
Series F put right	—	(2,625)	—	—	—	—	—	—	—	—	—	—	—	—	—		—	(2,625)	—	(2,625)

Balance at March 31, 2016 (unaudited)	420,257	112,652	19,110	50,000	3,475	1,525	3,572	10,000	35,721	100,000	59,100	200,000	15,514	52,500	(324,316)		216	202,577	—	202,577

The accompanying notes are an integral part of these consolidated and combined financial statements.

Nant Health, LLC and Subsidiaries

Consolidated and Combined Statements of Cash Flows

(In thousands)

	THREE MONTHS ENDED MARCH 31,		YEAR ENDED DECEMBER 31,
	2016	2015	2015	2014
	(unaudited)
Cash flows from operating activities:
Net loss	$(33,145)	$(13,965)	$(72,011)	$(84,617)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7,809	3,154	15,788	16,178
Impairment of goodwill and other intangible assets	—	—	—	24,150
Unrealized changes in fair value of marketable securities	(53)	(850)	(3,624)	3,677
Realized changes in fair value of marketable securities	53	287	3,971	109
Stock-based compensation	4,911	906	1,429	340
Provision for bad debt expense	110	20	207	204
Equity in net loss of equity method investees	2,914	—	2,584	—
Other non-cash income	—	—	—	(1,154)
Changes in operating assets and liabilities, net of business combinations:
Accounts receivable, net	4,762	(623)	3,580	468
Inventories, net	(51)	641	989	(2,308)
Related party receivables	1	—	228	120
Prepaid expenses and other current assets	(731)	84	(4,245)	(132)
Deferred implementation costs	(3,402)	—	(4,155)	—
Deferred Taxes	(4,885)	—	—	—
Accounts payable	(5,717)	509	1,731	1,634
Accrued expenses	(5,702)	133	7,267	(4,606)
Deferred revenue	4,484	(4,249)	(21,158)	(928)
Related party payables	(2,718)	(957)	(4,738)	7,582
Other assets and liabilities	(138)	(23)	(3,593)	(2,852)

Net cash used in operating activities	(31,498)	(14,933)	(75,750)	(42,135)

Cash flows from investing activities:
Purchase of property and equipment	(4,170)	(4,081)	(8,244)	(7,637)
Investments in unconsolidated related parties	—	—	(150,816)	(3,319)
Purchase of intangible assets	—	—	(5,000)	(4,000)
Purchases of marketable securities	(31)	—	(15,219)	(251,729)
Proceeds from sales of marketable securities	1,204	19,451	136,315	26,072
Sale of business and equity method investment, net of cash transferred	—	—	—	12,842
Acquisitions of businesses, net of cash acquired	(79,423)	—	(50,548)	(2,306)
Deferred consideration for acquisition	2,404		—	—

Net cash used in investing activities	(80,016)	15,370	(93,512)	(230,077)

Cash flows from financing activities:
Proceeds from issuance of membership interests, net of issuance costs	—	—	200,000	260,525
Deemed capital contribution for Chairman and CEO	440	—	6,190	—
Reductions in short-term notes payable	(23,324)	—	—	—
Reductions in long-term notes payable	—	—	—	(1,975)
Earnout to former non-controlling interests	—	—	—	(5,608)
Proceeds from (repayments of) related party promissory notes	152,666	—	(34,502)	—
Proceeds from issuance of related party promissory note	—	—	—	5,903

Net cash provided by financing activities	129,782	—	171,688	258,845

Effect of exchange rate changes on cash and cash equivalents	303	71	(136)	49
Net increase (decrease) in cash and cash equivalents	18,571	508	2,290	(13,318)
Cash and cash equivalents, beginning of period	5,989	3,699	3,699	17,017

Cash and cash equivalents, end of period	$24,560	$4,207	$5,989	$3,699

Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$—	$1,594	$31
Non-cash transactions:
Transfer of marketable securities as investment in unconsolidated related party	$—	$—	$99,184	$—
Healthcare Solutions acquisition escrow receivable	—	—	2,494	—
NaviNet escrow receivable	1.678	—	—	—
Recognition of series F put option interest expense as reduction of Series A unit value	2,625	—	16,042	—

The accompanying notes are an integral part of these consolidated and combined financial statements.

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

1. Description of Business and Basis of Presentation

Nature of Business

Nant Health, LLC (“NantHealth” or the “Company”), a Delaware limited liability company, was formed on July 7, 2010. The Company, together with its subsidiaries, is a transformational healthcare cloud-based IT company converging science and technology through a single integrated clinical platform, to provide actionable health information at the point of care, in the time of need, anywhere, anytime. NantHealth is a subsidiary of NantWorks, LLC (“NantWorks”), which is a subsidiary of California Capital Equity, LLC (“Cal Cap”). The three companies were founded and are led by Dr. Patrick Soon-Shiong.

As of March 31, 2016, NantHealth conducted the majority of its operations through the following wholly-owned subsidiaries, all of which are based in the United States: iSirona, LLC (“iSirona); eviti, Inc. (“eviti”); Net.Orange, Inc. (“NDO”); Vitality, Inc. (“Vitality”); NantCloud Services, LLC (“NantCloud”); Assisteo Holding, Inc. (“Assisteo”); and NaviNet, Inc. (“NaviNet”).

Organization

iSirona

On April 29, 2011, Cal Cap acquired membership interests of iSirona which represented an approximate 23.0% equity interest and a convertible note that, upon conversion, would provide Cal Cap with a 51.0% ownership interest on a fully diluted basis. Cal Cap converted the convertible note in iSirona on March 1, 2012 which provided Cal Cap with a controlling financial interest in iSirona as of March 1, 2012. On October 2, 2012 Cal Cap contributed its equity interest in iSirona to NantHealth. On December 31, 2012, NantHealth purchased the non-controlling interests in iSirona which resulted in iSirona becoming a wholly-owned subsidiary of NantHealth (see Note 14).

eviti

On April 29, 2011, Cal Cap also purchased shares of eviti’s common stock along with warrants to acquire additional shares of common stock that together represented an approximate 64.6% equity interest on a fully diluted basis. This purchase provided Cal Cap with a controlling financial interest in eviti. Cal Cap’s stake in eviti had a fair value of approximately $9,989 while the non-controlling interests that remained outstanding had a fair value of approximately $3,247. On October 2, 2012 Cal Cap contributed its equity interest in eviti to NantHealth. In September and October of 2014, NantHealth purchased the non-controlling interests in eviti which resulted in eviti becoming a wholly-owned subsidiary of NantHealth (see Note 14).

NDO

Between January 14, 2011 and October 1, 2012, Cal Cap invested approximately $12,000 in NDO’s preferred stock, resulting in a fully diluted ownership percentage of approximately 30.0%. On October 2, 2012 Cal Cap contributed its equity interest in NDO to NantHealth. NantHealth purchased an additional $2,000 and $1,000 shares of NDO’s preferred stock in 2012 and 2013, respectively, which increased its ownership interest to 39.1% on a fully diluted basis. As the Company did not have a controlling financial interest in NDO prior to June 18, 2014, this interest was treated as an available-for-sale debt investment on NantHealth’s consolidated and combined balance sheet. By June 30, 2014, NantHealth had acquired 100% of NDO’s outstanding equity interests that it did not already own and NDO became a wholly-owned subsidiary of NantHealth (see Note 3).

Vitality

Between 2008 and 2010, an affiliate of NantHealth purchased shares of Vitality’s preferred stock for approximately $4,000 and had loaned approximately $2,433 to Vitality in the form of convertible debt. The purchases of Vitality’s preferred stock and the loans represented a non-controlling interest in Vitality. On January 18, 2011, the affiliate converted its debt into shares of preferred stock and paid approximately $14,065 to exercise an option to purchase the remaining equity of Vitality and obtained 100% equity ownership of Vitality. On October 2, 2012 Cal Cap contributed its equity interest in Vitality to NantHealth.

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

1. Description of Business and Basis of Presentation (continued)

Assisteo and NantCare

On January 24, 2012, NantWorks acquired 100% of the stock of Assisteo and 100% of the membership interests in NantCare from Eastman Europe, SA (“Eastman”) for total consideration of $5,121. On October 2, 2012 Cal Cap contributed its equity interest in Assisteo and NantCare to NantHealth. In 2014, the Company wound down the operations of NantCare and its assets, including personal property and intellectual property, were transferred to the Company on February 28, 2014 when the entity was legally dissolved.

Qi Imaging

On September 12, 2011, Qi Imaging was formed by Cal Cap for the purpose of acquiring certain assets and assuming certain liabilities of Ziosoft, Inc., a wholly-owned subsidiary of Ziosoft KK. Qi Imaging’s acquisition of the assets and assumption of the liabilities occurred on October 6, 2011 upon payment of $100 in cash to Ziosoft, Inc. and upon the issuance of 10.0% of Qi Imaging’s membership interests to the founder of Ziosoft KK. Additionally, the founder of Ziosoft KK received the right to vest in an additional 10.0% of Qi Imaging’s membership interests, on a fully diluted basis, if he continued to provide consulting services to Qi Imaging after the acquisition. On October 2, 2012 Cal Cap contributed its equity interest in Qi Imaging to NantHealth. On April 25, 2014, NantHealth subsequently sold its 80.0% fully diluted equity interest in Qi Imaging to Ziosoft KK, a related party, in exchange for $3,000 in cash received on the closing date and an additional $2,600 in cash to be received in annual installments through June 30, 2017 (see Note 19).

NantCloud

On May 31, 2015, NantHealth purchased 100% of the outstanding equity interests in NantCloud from NantWorks in exchange for $7,277 in cash. NantCloud offers a secure cloud infrastructure for hosting sensitive healthcare data as well as information technology security services tailored for the healthcare industry. The Company has accounted for the purchase of NantCloud as an arrangement of entities under common control and has retrospectively adjusted its combined financial statements to include NantCloud’s financial position as of December 31, 2014 and its operations and cash flows beginning on the date of its inception in February 2014 through December 31, 2014.

NaviNet

On November 30, 2015, NantHealth entered into a definitive agreement with 3BE Holdings, LLC to acquire 100% of the outstanding equity interest of NaviNet, Inc. (“NaviNet”) in exchange for $83,529 in cash, subject to working capital adjustments, 15,514 newly issued Series H units with a fair value of $52,500 and contingent arrangements or earnout payments of up to $12,250. The Contingent arrangements or earnouts require the Company to pay up to a total of $12,250 to certain former shareholders if NaviNet’s revenues to those former shareholders exceed certain thresholds during the years ended December 31, 2016 and 2017. These contingent amounts or earnouts have been excluded from the purchase price consideration and will be accounted for as sales incentives if and when certain predefined targets are met and will be reflected as contra revenue.

NaviNet product, NaviNet Open, will serve as a nationwide scalable, real-time access point and secure web-based portal for patients and providers. The transaction was subject to customary closing conditions, including anti-trust approval, and closed on January 1, 2016.

Basis of Presentation

The consolidated and combined financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America.

The transfer and assignment by Cal Cap and NantWorks to NantHealth of the equity interests in the entities mentioned above are recorded and presented at their carryover basis since NantHealth and the transferors are under common control. The historical statements of operations, members’ equity and cash flows of iSirona, eviti, Vitality, Assisteo, NantCare and Qi Imaging have been combined with the Company beginning on the date of inception of common control of each respective entity.

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

1. Description of Business and Basis of Presentation (continued)

The transfer and assignment by NantWorks to NantHealth of the equity interests in NantCloud was recorded and presented at its carryover basis since NantHealth and the transferor are under common control. The historical statement of operations, members’ equity and cash flows of NantCloud have been combined with the Company beginning on the date of inception of common control of the entity. NDO was treated as an available-for-sale debt investment on NantHealth’s consolidated balance sheet beginning October 2, 2012 as NantHealth did not have a controlling financial interest in the entity until June 2014 when it acquired the remaining equity interests in NDO that it did not already own (see Notes 3 and 11).

The accompanying consolidated and combined financial statements include the financial statements of all wholly owned subsidiaries and other entities in which the Company has a controlling financial interest. For consolidated subsidiaries that are less than wholly owned, the third-party holdings of equity interests are referred to as non-controlling interests. All material intercompany balances and transactions with the Company’s subsidiaries have been eliminated.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and assumptions used in the accompanying consolidated and combined financial statements are based upon management’s evaluation of the relevant facts and circumstances at the balance sheet date. On an ongoing basis, the Company evaluates its estimates, including those related to revenue recognition, accounts receivable allowance, inventory reserves, useful lives of long-lived assets and intangible assets, income taxes, and the fair value of its investments. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented.

Variable Interest Entities

The Company evaluates its ownership interests, contractual rights and other interests in entities to determine if the entities are variable interest entities (“VIEs”), if it has a variable interest in those entities and the nature and extent of those interests. These evaluations are highly complex and involve judgment, the use of estimates and assumptions based on available historical information. In order for the Company to be the primary beneficiary of a VIE, it must have both (1) the power to direct the activities of a VIE that most significantly affect the VIE’s economic performance and (2) the obligation to absorb losses or the right to receive benefits that, in either case, could potentially be significant to the VIE. The Company consolidates entities of which it is the primary beneficiary.

The Company determines whether it is the primary beneficiary of a VIE upon its initial involvement with the VIE and reassesses whether it is the primary beneficiary on an ongoing basis. This determination is based upon an analysis of the design of the VIE, including the VIE’s structure and activities, the power to make significant economic decisions held by the Company and by other parties, and the variable interests owned by the Company and other parties.

Non-Controlling Interests

Non-controlling interests are classified as a separate component of equity in the consolidated and combined balance sheets and consolidated and combined statements of changes in members’ equity. Additionally, net loss attributable to non-controlling interests is reflected separately from consolidated and combined net loss in the consolidated and combined statements of operations, comprehensive loss and changes in members’ equity.

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

2. Summary of Significant Accounting Policies (continued)

The Company uses the hypothetical liquidation at book value (“HLBV”) method to attribute certain non-wholly owned subsidiaries’ income or loss to the non-controlling interests when such income or loss is not allocated to the equity holders based on pro rata ownership percentage. This allocation methodology best represents the economics of the non-controlling interest holders’ share of income or loss. HLBV uses a balance sheet approach, which measures the non-controlling interests’ share of income or loss by calculating the change in the amount of net assets the investors are legally able to claim based on a hypothetical liquidation of the entity at the beginning and end of a reporting period.

Revenue Recognition

Revenue represents the consideration received or receivable from clients for solutions and services provided by the Company. The Company’s revenue is generated from the following sources:

■	Software and hardware—Software and hardware revenue is generated from the sale of the Company’s software, on either a perpetual or term license basis, and the sale of hardware. The software is installed on the client’s site or the client’s designated vendor’s site and is not hosted by the Company or by a vendor contracted by the Company. The Company also sells third-party software and hardware to its clients. Solutions sold include Clinical Operating System (“cOS”), DeviceConX, HBox and FusionFX.

■	Software-as-a-service (“SaaS”)—SaaS revenue is generated from clients’ access to and usage of the Company’s hosted software solutions on a subscription basis for a specified contract term, which is usually monthly. In SaaS arrangements, the client cannot take possession of the software during the term of the contract and generally has the right to access and use the software and receive any software upgrades published during the subscription period. Solutions sold under a SaaS model include the eviti platform solutions, cOS and FusionFX.

■	Maintenance—Maintenance revenue includes ongoing post contract client support (“PCS”) or maintenance during the paid PCS term. Additionally, PCS includes ongoing development of software updates and upgrades provided to the client on a when and if available basis.

■	Sequencing and molecular analysis—Sequencing and molecular analysis revenue is generated by the process of performing sequencing and analysis of whole genome DNA, RNA and proteomic results. Revenue is recognized upon the delivery of the analysis and reporting of the results.

■	Other services—Other services includes revenue from professional services provided that are generally complementary to the software and may or may not be required for the software to function as desired by the client. The services are generally provided in the form of training and implementation services during the software license period and do not include PCS. Other services revenue also includes the sale of nursing and therapy services provided to patients in a home care setting and any other services not included in the preceding revenue sources.

Revenue is recognized when persuasive evidence of an arrangement exists, services or products have been provided to the client, fees are fixed or determinable, and collectability is reasonably assured. While most of the Company’s arrangements include short-term payment terms, the Company on occasion provides payment terms to clients in excess of one year from the date of contract signing. The Company does not recognize revenue for arrangements containing these extended payment terms until such payments become due. Certain of the Company’s customer arrangements allow for termination for convenience with advanced notice. Such termination rights do not allow for refunds other than prepaid PCS or other services. These provisions do not affect when the Company commences revenue recognition. The Company also has certain arrangements which allow for termination and refunds of fees in the event that software acceptance by the customer has not occurred. In these instances, the Company will defer all revenue until software acceptance has occurred.

The Company engages in various multiple-element arrangements, which may generate revenue across any of the sources noted above. For multiple-element software arrangements that involve the sale of the Company’s proprietary

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

2. Summary of Significant Accounting Policies (continued)

software, PCS and other software-related services, vendor-specific objective evidence (“VSOE”) of fair value is required to allocate and recognize revenue for each element. VSOE of fair value is determined based on the price charged in which each deliverable is sold separately. The Company has established VSOE for PCS on certain of its software solutions using the Stated Renewal Method. In this instance, the Company has determined that its stated renewals are substantive and appropriate for use in the Stated Renewal Method. The Company has not yet established VSOE of fair value for any element other than PCS for a portion of its arrangements. In situations where VSOE of fair value exists for PCS but not a delivered element (typically the software license and services elements), the residual method is used to allocate revenue to the undelivered element equal to its VSOE value with the remainder allocated to the delivered elements. In situations in which VSOE of fair value does not exist for all of the undelivered software-related elements, revenue is deferred until only one undelivered element remains (typically the PCS element) and then recognized following the pattern of delivery of the final undelivered element.

If an arrangement to deliver software requires significant production, modification or customization of the licensed software, the Company accounts for the arrangement as a construction-type contract. The Company currently recognizes revenue for these arrangements using the completed-contract method as it does not currently have sufficient information to reliably estimate the percentage of completion for these projects. The Company considers these arrangements to be substantially complete upon the clients’ acceptance of the software and related professional services and consistently applies this policy to all contract accounting arrangements.

For non-software arrangements that include multiple-elements, primarily consisting of the Company’s SaaS agreements, revenue recognition involves the identification of separate units of accounting after consideration of combining and/or segmenting contracts and allocation of the arrangement consideration to the units of accounting on the basis of their relative selling price. The selling price used for each deliverable is based on VSOE of fair value, if available, third party evidence (“TPE”) of fair value if VSOE is not available, or the Company’s best estimate of selling price (“BESP”) if neither VSOE nor TPE is available. In determining the units of accounting for these arrangements, the Company evaluates whether each deliverable has stand-alone value as defined in the FASB’s guidance. The Company’s SaaS arrangements are treated as a single unit of accounting as the professional services do not have standalone value. As a result, the Company recognizes initial system implementation and deployment fees ratably over a period of time from when the system implementation or deployment services are completed and accepted by the customer over the longer of the life of the agreement or the estimated customer life.

Transaction processing fees are recognized on a monthly basis based on the number of transactions processed and the fee per transaction.

The Company’s multiple element arrangements typically provide for renewal of PCS terms upon expiration of the original term. The amounts of these PCS renewals are recognized as revenue ratably over the specified PCS renewal period.

SaaS revenue consists of revenue earned from clients (typically on a monthly basis) for use of the Company’s subscription or license-based solutions and services. The Company recognizes revenue from such contracts ratably over the contract period.

Revenue derived from reseller arrangements is recognized when the resellers, in turn, sell the software solution to their clients and installation of the software solution has occurred, provided all other revenue recognition criteria are met. This is commonly referred to as the sell-through method and the Company defers recognition until there is a sell-through by the reseller to an actual end user clients and acceptance by the end user has occurred.

The Company currently provides term-based licenses and software under SaaS arrangements to its cOS system and in such arrangements also provides customers with professional services, Post Contract Services (“PCS) and optional hosting services. Depending on the type of professional services provided, the Company either accounts for its cOS

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

2. Summary of Significant Accounting Policies (continued)

arrangements using ASC 985-605, Software—Revenue Recognition or ASC 605-35, Construction-Type and Production-Type Contracts. Specifically, in certain instances the Company’s professional services represent significant production, modification or customization of the licensed software such account for the arrangement in accordance with ASC 605-35. On the other hand, the Company uses ASC 985-605 when its professional services do not represent significant production, modification or customization of the licensed software.

In applying the software revenue recognition guidance in ASC 985-605, the Company has determined that it does not have VSOE of fair value for any elements in its cOS arrangements as it does not have sufficient history of, or consistent pricing for, standalone sales for its software, professional services or PCS. In these situations, the fair values of the undelivered elements are not known and the residual method may not be applied to value the delivered software. The revenue attributable to the software and the undelivered elements are combined and deferred. Recognition of revenue begins once the last remaining service element has commenced and is recognized ratably through the longest period over which the services are expected to be performed, generally over the term of the software license. Note that revenue recognition does not commence until the full scope of all services have begun. This method is often referred to as the “Combined Services Approach”.

This approach is used as the Company has determined that the delivery of its services is front-loaded through its professional services. The Company does not have a history of transactions where a substantial portion of the services (based on relative cost and effort) are provided to the customer towards the end of the arrangement. Additionally, there are generally not significant time delays between when the Company commences delivery of a service and the majority of the service is provided.

In limited circumstances, the Company’s cOS arrangements involve significant production, modification or customization of the licensed software. Specifically, in these arrangements the Company incurs significant time and personnel costs to further develop the software to create customized interfaces in order for the software to appropriately function in the customers’ environment. Further, these services alter the features and functionality of the software over an extended period of time and result in a significant number of new lines added to the software code.

Pursuant to ASC 605-35, the Company considers the use of the percentage-of-completion or completed contract methods to recognize revenue. For the limited contracts accounted for under ASC 605-35, the Company has not historically had detailed or reliable time tracking or estimates to completion in order to reliably estimate the percentage of completion on these projects. Therefore, the Company has historically used the completed contract method to account for these arrangements.

Since VSOE does not exist for any of the elements of the cOS arrangements, the Company defers all revenue until the customer has accepted the software and related services. Revenue is then recognized ratably over the remaining term of the license period or PCS term.

Cost of Revenue

Cost of revenue includes associate salaries, bonuses and benefits, consultant costs, direct reimbursable travel expenses and other direct engagement costs associated with the design, development, sale and installation of systems, including system support and maintenance services for clients. System support includes ongoing client assistance for software updates and upgrades, installation, training and functionality. All service costs except deferred implementation costs are expensed when incurred. Amortization of deferred implementation costs are also included in cost of revenue. Cost of revenue associated with each of the Company’s revenue sources consists of the following types of costs:

■	Software and hardware—Software and hardware cost of revenue includes third-party software and hardware costs directly associated with solutions, including purchasing and receiving costs.

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

2. Summary of Significant Accounting Policies (continued)

■	Software-as-a-service—SaaS cost of revenue includes personnel-related and other direct costs associated with the delivery and hosting of the Company’s software services and cancer-decision support solutions on a subscription basis.

■	Maintenance—Maintenance cost of revenue includes personnel-related and other direct costs associated with the ongoing support or maintenance provided to the Company’s clients.

■	Sequencing and molecular analysis—Sequencing and molecular analysis costs include (a) personnel-related costs associated with these services and (b) amounts due to NantOmics for the sequencing and analysis of whole genome, DNA, RNA and proteomic results.

■	Other services—Other services cost of revenue includes personnel-related and other direct costs associated with the Company’s software training and implementation services provided to our clients as well as direct expenses relating to the Company’s nursing and therapy services provided to patients in a home care setting.

In addition to direct labor costs, cost of revenue also includes hardware costs directly related to bringing manufactured products to their final selling destination. It includes purchasing and receiving costs and direct and indirect costs to manufacture products, including direct materials, direct labor, and direct overhead expenses necessary to acquire and convert purchased materials and supplies into finished goods.

Cost of revenue also includes the amortization of developed technologies contributing to sales.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are classified and disclosed in one of the following three categories:

■	Level 1—Quoted prices for identical assets or liabilities in active markets;

■	Level 2—Quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active or are directly or indirectly observable; and

■	Level 3—Unobservable inputs that reflect estimates and assumptions.

The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable, accounts payable, notes payable, deferred revenue and other current monetary assets and liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments.

Cash and Cash Equivalents

The Company considers all unrestricted, highly liquid investments with an initial maturity of three months or less to be cash equivalents. These amounts are stated at cost, which approximates fair value. At March 31, 2016 and December 31, 2015 and 2014, cash equivalents were deposited in financial institutions and consisted of immediately available fund balances. Cash and cash equivalents are maintained at stable financial institutions, generally at amounts in excess of federally insured limits, which represents a concentration of credit risk. The Company has not experienced any losses on deposits of cash and cash equivalents to date.

Marketable Securities

The Company’s marketable securities consist of investments in mutual funds and are reported on the balance sheet at fair value based upon quoted market prices (see Note 12). Although the Company does not actively trade these investments, it classifies the marketable securities as trading securities. The cost of investments sold is determined on the specific identification method. Dividend and interest income are accrued as earned.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount, net of amounts related to PCS and other services that were billed but not yet delivered at each period end (see Note 4) and net of allowances for doubtful accounts. The

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

2. Summary of Significant Accounting Policies (continued)

allowance for doubtful accounts is based on management’s assessment of the collectability of accounts. The Company regularly reviews the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice and the collection history of each client to determine whether a specific allowance is appropriate. Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified.

Inventories, net

Inventories are stated at the lower of cost (first-in, first-out basis) or market. The Company reviews inventories on hand at least quarterly and records reserves for estimated excess, slow-moving or obsolete inventory, as well as inventory with a carrying value in excess of net realizable value. Reserves for inventory are recorded in cost of revenue (see Note 5).

Investments in Related Parties

Investments in and advances to related parties in which the Company has a substantial ownership interest of approximately 20 percent to 50 percent, or for which the Company exercises significant influence but not control over policy decisions, are accounted for by the equity method. As part of that accounting, the Company recognizes gains and losses that arise from the issuance of stock by a related party that results in changes in the Company’s proportionate share of the dollar amount of the related party’s equity.

Investments in related parties are assessed for possible impairment when events indicate that the fair value of the investment may be below the Company’s carrying value. When such a condition is deemed to be other than temporary, the carrying value of the investment is written down to its fair value, and the amount of the write-down is included in net loss. In making the determination as to whether a decline is other than temporary, the Company considers such factors as the duration and extent of the decline, the investee’s financial performance, and the Company’s ability and intention to retain its investment for a period that will be sufficient to allow for any anticipated recovery in the investment’s market value. The new cost basis of investments in these equity investees is not changed for subsequent recoveries in fair value.

Differences between the Company’s carrying value of an equity investment and its underlying equity in the net assets of the related party are assigned to the extent practicable to specific assets and liabilities based on the Company’s analysis of the various factors giving rise to the difference. When appropriate, the Company’s share of the related party’s reported earnings is adjusted quarterly to reflect the difference between these allocated values and the related party’s historical book values.

Property, Plant and Equipment, net

Property, plant and equipment received in connection with business combinations are recorded at fair value. Property, plant and equipment acquired in the normal course of business are recorded at cost. Depreciation is computed on a straight line basis over the estimated useful lives of the related assets (see Note 7). Maintenance and repairs are charged to expense as incurred while expenditures for refurbishments and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. The estimated useful lives of the assets are as follows:

Furniture and equipment	5 to 7 years
Computer equipment and software	3 to 5 years
Leasehold and building improvements	Lesser of lease term or estimated useful life of asset
Internal use software	3 years

Internal use software costs incurred in the preliminary project and post-implementation stages of development and maintenance of software and other internal use software are expensed as incurred. Certain costs incurred in the

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

2. Summary of Significant Accounting Policies (continued)

application development stage of projects to provide significant additional functionality to existing products are capitalized if certain criteria are met. Maintenance and enhancement costs are typically expensed as incurred. Such costs are amortized on a straight-line basis over the estimated useful lives of the related assets, which are estimated to be three years. Amortization expense is included in cost of revenue as amortization of developed technology in the statements of operations.

Business Combinations

Business combinations are accounted for using the acquisition method of accounting. Under the acquisition method, assets acquired and liabilities assumed are recorded at their respective fair values as of the acquisition date. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Management routinely monitors the factors impacting the acquired assets and liabilities. Transaction related costs are expensed as incurred. The operating results of the acquired business are reflected in the Company’s consolidated and combined financial statements as of the acquisition date.

Goodwill and Intangible Assets

Goodwill acquired in a business combination and determined to have an indefinite useful life is not amortized but is tested for impairment annually as of October 1 or between annual tests when an impairment indicator exists. In the event there is a change in reporting units or segments, the Company will test for impairment at the reporting unit. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. If an optional qualitative goodwill impairment assessment is not performed, the Company is required to determine the fair value of each reporting unit. If a reporting unit’s fair value is lower than its carrying value, the Company must determine the amount of implied goodwill that would be established if the reporting unit was hypothetically acquired on the impairment test date. If the carrying amount of a reporting unit’s goodwill exceeds the amount of implied goodwill, the Company would record an impairment loss equal to the excess. In early 2015, the Company reorganized its reporting structure which combined historical reporting units into a single reporting unit and performed a qualitative goodwill impairment evaluation at the reporting unit level and determined that a quantitative test was not necessary as the fair value of the reporting units was significantly in excess of its carrying value. On October 1, 2015 the Company performed a qualitative test to test for impairment of its single reporting unit as the fair value of its reporting unit was significantly in excess of its carrying value.

The determination of fair value of a reporting unit is based on a combination of a market approach that considers benchmark company market multiples and an income approach that uses discounted cash flows for each reporting unit utilizing Level 3 inputs. Under the income approach, the Company determines the fair value based on the present value of the most recent income projections for each reporting unit and calculates a terminal value utilizing a terminal growth rate. The significant assumptions under this approach include, among others: income projections, which are dependent on sales to new and existing clients, new solution introductions, client behavior, competitor pricing, operating expenses, the discount rate, and the terminal growth rate. The cash flows used to determine fair value are dependent on a number of significant management assumptions based on historical experience, expectations of future performance, and the expected economic environment. Estimates are subject to change given the inherent uncertainty in predicting future results. Additionally, the discount rate and the terminal growth rate are based on judgment of the rates that would be utilized by a hypothetical market participant.

Accounting guidance requires that definite-lived intangible assets be amortized over their respective estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The Company estimates the useful lives of the intangible assets and ratably amortizes the value over the estimated useful lives of those assets. If the estimates of the useful lives change, the Company will amortize the remaining book value over the remaining useful lives or, if an asset is deemed to be impaired, a write-down of the value of the asset to its fair value may be required at such time.

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

2. Summary of Significant Accounting Policies (continued)

Deferred Revenue

The Company records deferred revenue when it receives cash from clients prior to meeting the applicable revenue recognition criteria. The Company uses judgment in determining the period over which the deliverables are recognized as revenue. As of March 31, 2016 and December 31, 2015 and 2014, current and non-current deferred revenue are comprised of deferrals for fees related to software licenses, SaaS arrangements, PCS services, non-PCS services and other revenue. Non-current deferred revenue as of March 31, 2016 is expected to be recognized on or after April 1, 2017.

Deferred Implementation Costs

The Company provides SaaS and information technology management services under long-term arrangements which require the Company to perform system implementation activities. In some cases, the arrangements either contain provisions requiring customer acceptance of the setup activities prior to commencement of the ongoing services arrangement or the system implementation service do not have separate value from the service revenue. Up-front fees billed during the setup phase for these arrangements are deferred and setup costs that are direct and incremental to the contract are capitalized. The costs deferred consist of employee compensation and benefits for those employees directly involved with performing system implementation or deployment services, as well as other direct and incremental costs.

The Company defers costs estimated to be realizable based on contracted implementation revenue and estimated margin from the service contract. The Company periodically reviews the deferred implementation contracts for recoverability. The costs are amortized to cost of revenue ratably over a period of time from when the system implementation or deployment services are completed and accepted to the end of the contract term or the expected customer life, whichever is longer.

Research and Development Expenses

Research and development (“R&D”) costs incurred to establish the technological feasibility of software to be sold are expensed as incurred. These expenses include the costs of the Company’s proprietary R&D efforts, as well as costs incurred in connection with certain licensing arrangements.

Development costs, consisting primarily of employee salaries and benefits, incurred in the research and development of new software products and enhancements to existing software products for external use are expensed as incurred until technological feasibility has been established. After technological feasibility is established, any additional external software development costs are capitalized.

Costs incurred to acquire or create a computer software product are expensed when incurred as research and development until technological feasibility has been established for the product, at which point such costs are capitalized. Technological feasibility is normally established upon completion of a detailed program design or, in its absence, a working model of the software product. Capitalization of computer software costs ceases when the product is available for general release to customers. As of March 31,2016, the Company has not capitalized software costs as no significant costs have been incurred in developing software products and technological feasibility has not been established for new software products and enhancements to existing software.

Stock-Based Compensation

The Company accounts for stock based compensation by expensing the estimated grant date fair value of equity incentives and other equity instruments over the appropriate service period. The Company records stock-based compensation expense on a straight-line basis over the appropriate service period of the grant, net of estimated forfeitures.

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a limited liability company that has as subsidiaries both limited liability companies and corporations. The income and loss of the entities classified as pass-through entities for tax purposes flow directly through to the members of the Company. Accordingly, no provision for U.S. federal income taxes has been reflected in the consolidated and combined financial statements for pass-through income or loss. The Company records a tax provision on its corporate subsidiaries.

Concentrations of Risk

The following table summarizes the number of customers that individually comprise greater than 10% of revenues and or 10% of accounts receivable, and their aggregate percentages of total revenues and total billed and unbilled accounts receivable:

Period	Sigificant Customers	Percentage of Total Revenues		Percentage of Total Accounts Receivable
		A	B	A	B
March 31, 2016	2	10%	13%	4%	13%

No clients accounted for more than 10% of revenue for the years ended December 31, 2015 and 2014.

Segment Reporting

The chief operating decision maker for the Company is its Chief Executive Officer. The Chief Executive Officer reviews financial information presented on a consolidated and combined basis for purposes of allocating resources and evaluating financials performance. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results, or plans for levels or components below the consolidated and combined unit level. Accordingly, management has determined that the Company operates in one reportable segment.

Recent Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”), which amends ASC Subtopic 205-40 to provide guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related disclosures. Specifically, the amendments (1) provide a definition of the term “substantial doubt,” (2) require an evaluation every reporting period, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated and (6) require an assessment for a period of one year after the date that financial statements are issued. ASU 2014-15 is effective for fiscal years ending after December 15, 2016, and for annual periods and interim periods thereafter. The Company is currently evaluating the impact of the adoption of ASU 2014-15 on its financial statements and disclosures.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers: Topic 606 (“ASU 2014-09”), to supersede nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five-step process to achieve this principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. The new standard permits the use of either

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

2. Summary of Significant Accounting Policies (continued)

the retrospective or cumulative effect transition methods. In July 2015, the FASB decided to delay the effective date of ASU 2014-09 by one year. As a result, non-public companies are required to apply the new standard to annual reporting periods beginning after December 15, 2018 and public companies are required to apply the new standard for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. In August 2015, the FASB issued Accounting Standards Update No. 2015-14, Revenue From Contracts with Customers – Deferral of the Effective Date (“ASU 2015-14”), to defer the effective date of ASU No. 2014-09 for one year to allow entities additional time to implement systems, gather data and resolve implementation questions. The Company is currently in the process of evaluating this new guidance.

In January 2015, the FASB issued ASU No. 2015-01, Income Statement –Extraordinary and Unusual Items (Subtopic 225-20); Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items, which eliminates from GAAP the concept of extraordinary items, stating that the concept causes uncertainty because (1) it is unclear when an item should be considered both unusual and infrequent and (2) users do not find the classification and presentation necessary to identify those events and transactions. This standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015, with early adoption permitted provided the guidance is applied from the beginning of the fiscal year of adoption. The Company does not expect this guidance to have a material impact on its financial statements or disclosures.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810) – Amendments to the Consolidation Analysis (“ASU 2015-02”). ASU 2015-02 affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. Specifically, the amendments (1) modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities, (2) eliminate the presumption that a general partner should consolidate a limited partnership, (3) affect the consolidated analysis of reporting entities that are involved with VIEs, and (4) provide a scope exception for certain entities. ASU 2015-02 is effective for interim and annual reporting periods beginning after December 15, 2015. The Company does not expect this guidance to have a material impact on its financial statements or disclosures.

In April 2015, the FASB issued ASU No. 2015-03, Interest – Imputation of Interest (Subtopic 835-30)(“ASU 2015-03”) which requires the debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with the presentation of debt discounts. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company does not expect this guidance to have a material impact on its financial statements or disclosures.

In April 2015, the FASB issued ASU No. 2015-05, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement (“ASU 2015- 05”), which provides guidance to clarify the customer’s accounting for fees paid in a cloud computing arrangement. This guidance is effective for annual periods and interim reporting periods of public entities beginning after December 15, 2015. The Company does not expect this guidance to have a material impact on its financial statements or disclosures.

In September 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement Period Adjustments (“ASU 2015-16”), which eliminates the requirement to retrospectively adjust the financial statements for measurement period adjustments that occur in periods after a business combination is consummated. An acquirer now must recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. ASU 2015-16 is effective for the Company in the first quarter of 2016, with early adoption permitted. The Company does not expect this guidance to have a material impact on its financial statements or disclosures.

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

2. Summary of Significant Accounting Policies (continued)

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”), which requires all deferred income tax assets and liabilities to be classified as noncurrent in the consolidated balance sheets. ASU 2015-17 is effective for the Company in the first quarter of 2017, with early adoption permitted, and either prospective or retrospective application accepted. The Company adopted the standard early, in the fourth quarter of 2015, and elected prospective application, which is reflected in the consolidated balance sheet as of December 31, 2015 and March 31, 2016. Prior periods have not been retrospectively adjusted.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 is effective for the Company in the first quarter of 2018, with early adoption permitted. The Company is currently evaluating the effect that ASU 2016-01 will have on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). The update is aimed at making leasing activities more transparent and comparable, and requires substantially all leases be recognized by lessees on their balance sheet as a right-of-use asset and corresponding lease liability, including leases currently accounted for as operating leases. This guidance will become effective for interim and annual reporting periods beginning with the year ending December 31, 2019. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of this guidance will have on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. ASU 2016-09 changes certain aspects of the accounting for share-based payment awards, including: accounting and cash flow classification for excess tax benefits and deficiencies; income tax withholding obligations; forfeitures; and cash flow classification. ASU 2016-09 is effective for the Company in the first quarter of 2017, with early adoption permitted. The Company is currently in the process of evaluating this new guidance.

3. Business Combinations and Investments

2014 Acquisition

NDO

On June 18, 2014, NantHealth entered into a Contribution and Merger Agreement with NDO and certain of its shareholders to acquire 100% of NDO’s equity that it did not already own. NDO provides healthcare informatics solutions through its cOS platform to address population health issues and help healthcare organizations implement a patient-centric virtually integrated care delivery model. The acquisition of NDO allowed the Company to bring together clinical, financial and operational data to identify and solve complex healthcare problems.

The aggregate consideration for the acquisition was $32,958 and consisted of the issuance of 6,906 of NantHealth’s Series A units and $2,335 in cash to repay a portion of NDO’s debt. As part of the acquisition, NantHealth issued 18 Series C units to NDO’s former option holders who elected not to exercise those options prior to the close of the transaction. The fair value of Company’s Series A and C units was estimated using both an option pricing method and a probability weighted expected return method. The Company used a volatility and risk-free-rate of 45.0% and 0.95%, respectively, to estimate the fair value of the units. The estimated volatility was based on the historical equity volatility of comparable companies.

Prior to June 18, 2014, NantHealth owned 13,713 shares of NDO’s Series A preferred stock which represented approximately 39.1% of the outstanding shares on a fully-diluted basis. The Company accounted for its non-controlling investment in NDO as an available-for-sale debt security as opposed to using the equity method because

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Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

3. Business Combinations and Investments (continued)

the shares were not considered in-substance common stock and the Company could have required NDO to redeem the investment. Prior to the acquisition, the investment was measured at fair value and any unrecognized gains or losses were recorded as a component of equity as accumulated other comprehensive income in the accompanying consolidated and combined financial statements. As of the year ended December 31, 2013 the Company had total unrealized losses of $504 related to its investment in NDO. Upon completion of the acquisition of the remaining NDO shares, NantHealth re-measured its previously owned investment in NDO at fair value as of the acquisition date and reclassified the cumulative losses of $332 out of accumulated other comprehensive income into other income (expense) in the consolidated statement of operations during the year ended December 31, 2014. The fair value of the 13,713 shares of NDO’s Series A preferred stock was determined using an option pricing model to allocate the total equity value of NDO to the different classes of shares outstanding.

Prior to the acquisition, NDO owed NantHealth $6,393 for amounts NantHealth had provided to fund NDO’s operations. The acquisition of NDO effectively settled this preexisting relationship and the settlement was accounted for separately from the business combination. No settlement amount was recorded in the Company’s consolidated and combined statement of operations for the year ended December 31, 2014 as the receivables were settled at their recorded amounts.

The following table summarizes the total consideration for the acquisition, including interest-bearing liabilities assumed and the impacts of the settlement of preexisting relationships:

AMOUNTS
Fair value of acquired 60.9% interest	$16,619
Fair value of previously owned 39.1% investment	14,005
Debt repayment to NDO founder	2,335
Interest-bearing liabilities assumed	722
Settlement of preexisting relationships	6,393

Total consideration	$40,074

The fair value of the identifiable assets acquired and liabilities assumed for the NDO acquisition is shown in the table below:

AMOUNTS
Cash and cash equivalents	$29
Non-cash net working capital, excluding deferred revenue	(3,773)
Fixed assets and other non-current assets	332
Deferred revenue	(7,352)
Developed technology	23,400
Goodwill	27,438

Total fair value of net assets acquired	$40,074

The estimated fair values of the developed technology, was primarily determined using excess earnings methods. The rate utilized to discount net cash flows to their present values was 9% and was determined after consideration of the overall enterprise rate of return and the relative risk and importance of the assets to the generation of future cash flows. The Company did not record any in process research and development assets as NDO’s major technology

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

3. Business Combinations and Investments (continued)

projects are either substantially complete or primarily represent improvements and additional functionality to existing products for which a substantial risk of completion does not exist.

The estimated useful life of the acquired developed technology intangible is seven years. The excess of the purchase price over the net tangible and intangible assets of approximately $27,438 was recorded as goodwill, which primarily reflects the expected future benefits to be realized upon integrating NantHealth’s existing software solutions with NDO’s cOS platform. The goodwill is not expected to be deductible for tax purposes.

The Company consolidated $1,041 and $11,221 of NDO’s revenue and net loss, respectively, from the acquisition date until December 31, 2014.

2015 Acquistions

NantCloud

On May 31, 2015, NantHealth purchased 100% of the outstanding equity interests in NantCloud from NantWorks in exchange for $7,227 in cash. NantCloud offers a secure cloud infrastructure for hosting sensitive healthcare data as well as information technology security services tailored for the healthcare industry. The Company accounted for its purchase of NantCloud as an arrangement between entities under common control. As a result, the acquisition was recorded and presented at carryover basis and the historical statements of operations and cash flows of NantCloud have been combined with the Company beginning on the date of inception of common control of each respective entity, which started February 10, 2014.

Healthcare Solutions from Harris Corporation

On June 16, 2015, the Company entered into a definitive agreement with Harris Corporation (“Harris”) to acquire certain assets and assume certain liabilities related to its Healthcare Solutions (“HCS”) business in exchange for $50,556 in cash, subject to working capital adjustments. The acquired assets comprise a business that helps complex healthcare delivery organizations achieve better patient outcomes, clinical and administrative workflow efficiency and stronger collaboration across the continuum of care. The acquisition of HCS closed on July 1, 2015 and furthered the Company’s mission to provide patients with a fully integrated and personalized approach to the delivery of care.

The purchase consideration included $7,500 of funds held in escrow for the settlement of net working capital and other indemnifications. In March 2016, and in accordance with the definitive agreements, the Company received $2,494 out of the escrow account for the settlement of the final net working capital adjustment.

The following table summarizes the total purchase consideration for the acquisition, including the effects of the final net working capital adjustment:

AMOUNTS
Cash paid to Harris at closing	$43,056
Cash paid to escrow account	7,500
Working capital released from escrow	(2,494)

Total consideration	$48,062

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

3. Business Combinations and Investments (continued)

The fair value of the identifiable assets acquired and liabilities assumed for the HCS business is shown in the table below:

AMOUNTS
Accounts receivable, net	$12,819
Other liabilites, net	(1,706)
Deferred revenue	(16,001)
Trademarks	2,400
Developed technology	14,400
Customer relationships	8,900
Backlog	3,900
Goodwill	23,350

Total fair value of net assets acquired	$48,062

The estimated lives of the acquired trademark, customer relationships and backlog are five years and the estimated life of the developed technology is seven years. The excess of the purchase price over the net tangible and intangible assets of approximately $23,350 was recorded as goodwill, which reflects primarily the expected future benefit to be realized upon integration of Health Solutions technology into NantHealth’s existing software solutions. The goodwill is not expected to be deductible for tax purposes.

The Company recognized $5,011 and $10,897 of revenue and net loss, respectively, from the acquisition date of HCS through December 31, 2015.

2016 Acquisitions

Acquisition of NaviNet, Inc.

On November 30, 2015, NantHealth entered into a definitive agreement with 3BE Holdings, LLC (“3BE”) to acquire 100% of the outstanding equity interest of NaviNet, Inc. (“NaviNet”) in exchange for $83,529 in cash, subject to working capital adjustments, 15,514 newly issued Series H units with a fair value of $52,500 and contingent arrangements or earnouts of up to $12,250. The contingent arrangements or earnouts require the Company to pay up to a total of $12,250 to certain NaviNet’s former shareholders if NaviNet’s revenues to those former shareholders exceed certain thresholds during the years ended December 31, 2016 and 2017. These contingent amounts or earnouts have been excluded from the purchase price consideration and will be accounted for as sales incentives if and when certain predefined targets are met and will be reflected as contra revenue.

The cash portion of the acquisition was financed through a demand promissory note with NantCapital, LLC (“NantCapital”), an affiliate of the Company. The note bears interest at a per annum rate of 5.0%, compounded annually and computed on the basis of the actual number of days elapsed and a year of 365 or 366 days, as the case may be. The unpaid principal and any accrued and unpaid interest on the note are due and payable on demand in either (i) cash, (ii) equity of the Company, (iii) Series A-2 units of NantOmics to the extent such equity is owned by the Company or (iv) any combination of the foregoing, all at the option of NantCapital. Subject to the preceding sentence, the Company may prepay the outstanding amount at any time, either in whole or in part, without premium or penalty and without the prior consent of NantCapital.

NaviNet Open will serve as a scalable, real-time access point and secure web-based portal for patients and providers. The transaction was closed on January 1, 2016.

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

3. Business Combinations and Investments (continued)

The following table summarizes the total preliminary purchase consideration for the acquisition, subject to the finalization of our purchase price accounting for the transaction.

AMOUNTS
Cash paid to seller at closing	$74,823
Cash paid to option holders after closing	2,580
Cash paid to escrow account	6,126
Fair value of Series H units	52,500

Total consideration	$136,029

The estimated fair value of the identifiable assets acquired and liabilities assumed for the acquisition of NaviNet is shown in the table below. The Company is in the process of obtaining third-party valuations of certain intangible assets. Therefore, the preliminary measurements of intangible assets, goodwill and deferred income taxes are subject to change.

AMOUNTS
Cash and restricted cash	$4,454
Accounts receivable, net	9,996
Property, plant and equipment, net	7,953
Other assets, net	2,504
Accounts payable	(4,585)
Accrued expenses	(3,488)
Deferred revenue	(3,558)
Deferred tax liability	(15,299)
Assumed indebtedness	(23,324)
Trade names	3,000
Developed technology	32,000
Customer relationships	52,000
Goodwill	74,376

Total fair value of net assets acquired	$136,029

At the closing of the acquisition, the Company repaid all $23,324 of assumed indebtedness presented in the table above.

Immediately prior to the closing, the board of directors of NaviNet approved the acceleration of all unvested stock options of NaviNet. The equity incentive plan governing these stock options stated that NaviNet’s board of directors had the right, at its sole discretion, to accelerate vesting of all outstanding stock options in connection with a change of control. The option holders received a payout of $7,394 immediately following the closing which represented the fair value of all vested and unvested stock options. The Company recognized in its post-acquisition results $4,814 of compensation expense during the three months ended March 31, 2016 since the Company received post-combination benefits resulting from the accelerated vesting.

Prior to the acquisition, NaviNet entered into retention agreements with certain executives which provided the executives the right to receive severance benefits if their employment is terminated by the Company without cause or by the employee for good reason within 12 months after the closing date. 3BE agreed to indemnify the Company for any severance amounts paid by the Company pursuant to these agreements. During the three months ended March 31, 2016, the Company recognized severance expense of $1,678 related to severance payments owed to certain

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

3. Business Combinations and Investments (continued)

executives with an offset to an accrued expense. The Company also recognized as a measurement period adjustment $1,678 of other current assets during the three months ended March 31, 2016, representing the Company’s right to be reimbursed for such amounts from 3BE.

Pro Forma Financial Information (Unaudited)

The historical operating results of NDO, the HCS business and NaviNel have not been included in the Company’s historical consolidated and combined operating results prior to the acquisition date. The following financial information presents the combined results of continuing operations for the three months ended March 31, 2016 and years ended December 31, 2015 and 2014, as if the acquisitions had been completed on January 1, 2014. The unaudited pro forma results do not reflect any material adjustments, operating efficiencies or potential cost savings that may result from the consolidation of operations.

	THREE MONTHS ENDED MARCH 31, 2015	YEAR ENDED DECEMBER 31,
		2015	2014
Revenue	$25,966	$119,786	$121,266
Net loss	$(20,618)	$(122,555)	$(134,497)

2015 Investments

IOBS

On June 16, 2015, the Company invested $1,750 in Innovative Oncology Business Solutions, Inc. (“IOBS”) in exchange for 1,750 shares of IOBS’s Series A preferred stock. IOBS offers community oncology practices an alternative medical home model for oncology patients that improves health outcomes, enhances patient care experiences and significantly reduces costs of care. The shares of preferred stock represent 35.0% of the outstanding equity of IOBS on an as-converted basis. The Company applied the cost method to account for its investment because the preferred stock is not considered in-substance common stock, is not considered a debt instrument as the Company cannot unilaterally demand redemption of the preferred stock and the preferred stock does not have a readily determinable fair value.

Investment in TRM and sale to NantCRO

On September 8, 2015, the Company completed a Contribution Agreement with the members of Translational Research Management, LLC (“TRM”) whereby those members contributed their 54% equity interest in TRM in exchange for $250 in cash and 268 of the Company’s Series A units. TRM is a management services organization committed to building a nationwide network of community based medical oncology professionals dedicated to offering research studies to their patients.

On the same day, the Company sold its 54% equity interest in TRM to NantCRO, LLC a wholly owned subsidiary of NantOmics, in exchange for $250 in cash and 611 of NantOmics’ Series A-2 units, which is equivalent in value to the purchase price paid by the Company. As a result, the Company’s ownership percentage in NantOmics is approximately 14.3%.

4. Accounts Receivable, net

Accounts receivable, net excludes amounts related to PCS and other services that were billed but not yet delivered at each period end. These undelivered services are also excluded from the deferred revenue balances on the accompanying consolidated and combined balance sheets. The amount of outstanding and unpaid invoices excluded from both the accounts receivable and deferred revenue balances as of March 31, 2016 and December 31, 2015 and 2014 was $13,800, $12,643 and $5,252, respectively.

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

4. Accounts Receivable, net (continued)

A summary of activity in the allowance for doubtful accounts for the three months ended March 31, 2016 and the years ended December 31, 2014 and 2015 is as follows:

	BALANCE AT BEGINNING OF PERIOD	ADDITIONS TO EXPENSE	(WRITE OFFS) / RECOVERIES	BALANCE AT END OF THE PERIOD
Three months ended March 31, 2016 (unaudited)	$956	$128	($30)	$1,054
Year ended December 31, 2015	$277	$694	($15)	$956
Year ended December 31, 2014	$373	$145	($241)	$277

5. Inventories, net

Inventories, net as of December 31, 2015 and 2014 consisted of the following:

	MARCH 31, 2016	DECEMBER 31,
		2015	2014
	(unaudited)
Finished goods	$1,957	$2,005	$2,742
Raw Materials	240	141	—
Work-in-process	—	—	204

Inventories, net	$2,197	$2,146	$2,946

During the years ended December 31, 2015 and 2014, the Company incurred additions to the inventory reserve in an amount equal to $7, and $38, respectively. The reserve was predominately the result of slow moving inventory. As of March 31, 2016 the Company did not have any additions to the inventory reserve.

6. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets as of March 31, 2016 and December 31, 2015 and 2014 consisted of the following:

	MARCH 31,	DECEMBER 31,
	2016	2015	2014
	(unaudited)
Prepaid expenses	$4,386	$2,161	$1,638
Deferred offering costs	4,777	3,902	—
Escrow receivable	1,678	2,494	—
Other current assets	284	150	—

	$11,125	$8,707	$1,638

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

7. Property, Plant and Equipment, net

Property, plant and equipment, net as of March 31, 2016 and December 31, 2015 and 2014 consisted of the following:

	MARCH 31,	DECEMBER 31,
	2016	2015	2014
	(unaudited)
Computer equipment and software	$27,612	$9,865	$10,864
Furniture and equipment	7,685	6,772	1,225
Leasehold and building improvements	2,494	1,433	856
Internal use software	4,118	1,018	—
Construction in progress	2,607	1,462	421

	44,516	20,550	13,366
Less: accumulated depreciation and amortization	(20,208)	(6,651)	(4,051)

Property, plant and equipment, net	$24,308	$13,899	$9,315

Depreciation expense was $1,713 and $809 for the quarters ended March 31,2016 and 2015, respectively. Depreciation expense was $3,660 and $1,451 for the years ended December 31, 2015, and 2014, respectively.

8. Intangible Assets and Impairment

The Company’s definite-lived intangible assets as of December 31, 2015 and 2014 consisted of the following:

	MARCH 31, 2016 (unaudited)
	CUSTOMER RELATIONSHIPS	DEVELOPED TECHNOLOGIES	SOFTWARE LICENSE	INTELLECTUAL PROPERTY	TRADE NAME	TOTAL
Gross carrying amount	$65,200	$98,930	$5,000	$2,400	$3,000	$174,530
Accumulated amortization	(3,187)	(34,295)	(625)	(360)	(188)	(38,655)

Intangible assets, net	$62,013	$64,635	$4,375	$2,040	$2,812	$135,875

	DECEMBER 31, 2015
	CUSTOMER RELATIONSHIPS AND BACKLOG	DEVELOPED TECHNOLOGIES	SOFTWARE LICENSE	INTELLECTUAL PROPERTY	TOTAL
Gross carrying amount	$13,200	$66,930	$5,000	$2,400	$87,530
Accumulated amortization	(1,680)	(30,326)	(313)	(240)	(32,559)

Intangible assets, net	$11,520	$36,604	$4,687	$2,160	$54,971

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

8. Intangible Assets and Impairment (continued)

	DECEMBER 31, 2014
	CUSTOMER RELATIONSHIPS	DEVELOPED TECHNOLOGIES	SOFTWARE LICENSE	INTELLECTUAL PROPERTY	TOTAL
Gross carrying amount	$400	$52,907	$34,500	$—	$87,807
Accumulated amortization	(377)	(20,431)	(10,350)	—	(31,158)
Impairment	—	—	(24,150)	—	(24,150)

Intangible assets, net	$23	$32,476	$—	$—	$32,499

Amortization expense was $6,096 and $2,344 for the quarters ended March 31, 2016 and 2015, respectively. Amortization expense was $12,127 and $14,727 for the years ended December 31, 2015 and 2014, respectively.

During the year ended December 31, 2013, the Company recorded a $34,500 intangible asset, which was the consideration owed to the vendor for the right to use, operate, reproduce and sell the software solution exclusively within the United States and non-exclusively within the United Kingdom (the “Software License”). As of December 31, 2014, the Company paid the vendor $34,000. The remaining $500 owed to the vendor is presented on the consolidated and combined balance sheet within other current liabilities and was paid in the year ended December 31, 2015. Prior to the impairment discussed below, the Software License was being amortized over a period of five years to coincide with the license term.

During the year ended December 31, 2014, the Company recorded $23,400 for an intangible asset related to developed technologies as a result of the NDO acquisition (see Note 3). This intangible asset is amortized over a period of seven years.

During the year ended December 31, 2015, the Company recorded $29,600 of definite-lived intangible assets related to the acquisition of HCS (see Note 3). These intangible assets are amortized over a period of five to seven years.

On September 29, 2015, the Company entered into an exclusive license agreement with NorthShore University Health System (“NorthShore”) to further develop their Health Heritage software platform and to license the software to customers. As part of the agreement, the Company will pay NorthShore a one-time license fee of $5,000 and royalties of at least $750.0 annually for the first four years of the agreement. The Company will have no obligation to pay any additional royalties after 7 years or once aggregate royalties reach $5,000.

The estimated future amortization expense over the next five years for the intangible assets that exist as of December 31, 2015 is as follows:

FOR THE YEAR END DECEMBER 31,	AMOUNTS
2016	$22,845
2017	19,078
2018	18,478
2019	18,166
2020	14,958
Thereafter	48,446

Total	$141,971

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

8. Intangible Assets and Impairment (continued)

Impairment

During the year ended December 31, 2014, the Company determined that a triggering event for the Software License had occurred given the nominal sales that had occurred during the year and the minimal progress made in developing and distributing the software in the licensed territories. The Company determined that the Software License had no fair value given the significant amount of costs required to further develop the software to a point in which it could be sold in the licensed territories. Therefore, the Company fully impaired the intangible asset on December 31, 2014 and recorded an impairment loss of $24,150 within operating expenses.

9. Goodwill and Impairment

On October 1, 2014, the Company performed a qualitative impairment evaluation for its historical reporting units as the fair value of its reporting units was significantly in excess of the carrying value. In early 2015, the Company reorganized its reporting structure, which combined the historical reporting units into a single reporting unit, and the Company performed a qualitative goodwill impairment evaluation and determined that a quantitative test was not necessary as the fair value of the reporting unit was significantly in excess of the carrying value. The Company also performed a qualitative test on October 1, 2015 of its single reporting unit to test for goodwill impairment as the fair value of the reporting unit was significantly in excess of its carrying value.

The changes in the net carrying amount of goodwill for the three months ended March 31, 2016 and the years ended December 31, 2015 and 2014 consisted of the following:

	THREE MONTHS ENDED MARCH 31, 2016	YEAR ENDED DECEMBER 31,
		2015	2014
	(unaudited)
Balance at beginning of period:
Goodwill	$63,668	$40,318	$13,304
Accumulated impairment losses	(6,950)	(6,950)	(6,950)

Net balance at beginning of period	50,718	33,368	6,354

Activity during the period:
Acquisitions (see Note 3)	74,376	23,350	27,438
Measurement period adjustment	(1,530)
Disposals	—	—	(424)

Net activity during the period	72,846	23,350	27,014

Balance at end of period:
Goodwill	138,044	63,668	40,318
Measurement period adjustment	(1,530)	—	—
Accumulated impairment losses	(6,950)	(6,950)	(6,950)

Net balance at end of period	$129,563	$56,718	$33,368

During the year ended December 31, 2014, the Company sold its 80.0% fully diluted equity interest in Qi Imaging to Ziosoft KK (see Note 19). The Company allocated $424 of goodwill to the Qi Imaging reporting unit and derecognized this goodwill when the business was sold.

During the year ended December 31, 2015, the Company added $23,350 of goodwill related to the acquisition of the HCS business (see Note 3). No impairments were recorded during the period.

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

9. Goodwill and Impairment (continued)

During the three months ended March 31, 2016 the Company added $74,376 of goodwill related to the acquisition of NaviNet. No impairments were recorded during the period.

10. Equity Method Investments

On June 19 and June 30, 2015, the Company purchased a total of 168,464 Series A-2 units of NantOmics, LLC (“NantOmics”) for an aggregate purchase price of $250,774. Additionally, NantOmics issued 611 of its Series A-2 units to the Company on September 8, 2015 in exchange for its purchase of NantHealth’s equity interests in TRM. The Series A-2 units represent approximately 14.3% of NantOmics’ issued and outstanding membership interests. NantOmics is majority owned by NantWorks and delivers molecular diagnostic capabilities with the intent of providing actionable intelligence and molecularly driven decision support for cancer patients and their providers at the point of care. The Company applied the equity method to account for its investment in NantOmics as the interest in the equity is similar to a partnership interest. Further, the Company has the ability to exert significant influence over the operating and financial policies of the entity since NantWorks controls both NantHealth and NantOmics.

The difference between the carrying amount of the investment in NantOmics and the Company’s underlying equity in NantOmics’ net assets relate to both definite- and indefinite-lived intangible assets. The Company attributed $28,195 and $14,382 of these differences to NantOmics’ developed technologies and its reseller agreement with the Company, respectively, and the remaining basis differences were attributed to goodwill. The Company amortizes the basis differences related to the definite-lived intangible assets over the assets’ estimated useful lives and records these amounts as a reduction in the carrying amount of its investment and an increase in its equity method loss.

The Company reports its share of NantOmics’ income or loss and the amortization of basis differences using a one quarter lag. For the three months ended March 31, 2016 and the year ended December 31, 2015, the Company recognized $2,914 and $2,584 of loss related to this investment, respectively.

Summarized financial information for NantOmics from the initial investment date through December 31, and September 30, 2015 is presented below:

	DECEMBER 31, 2015	SEPTEMBER 30, 2015
Sales	$1,250	$3,091
Gross profit / (loss)	(784)	31
Loss from operations	(8,566)	(5,176)
Net loss	(9,332)	(5,971)
Net loss attributable to NantOmics	$(8,667)	$(5,493)

11. Variable Interest Entities

Prior to the transactions described below, the Company was the primary beneficiary of two VIEs, eviti and Qi Imaging, and consolidated and combined the financial statements for these entities. The Company also had a variable interest in NDO but was not considered the primary beneficiary.

IOBS

On June 16, 2015, the Company invested $1,750 in IOBS’ Series A preferred stock and therefore has a variable interest in IOBS. The shares of preferred stock represent 35.0% of the outstanding equity of IOBS on an as-converted basis. The Company applied the cost method to account for its investment because the preferred stock is not considered in-substance common stock, is not considered a debt instrument as the Company cannot unilaterally demand redemption of the preferred stock and the preferred stock does not have a readily determinable fair value.

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

11. Variable Interest Entities (continued)

As of March 31, 2016, IOBS was considered a variable interest entity. The Company is not the primary beneficiary of IOBS because it only has the rights to elect two of five directors. All major decisions of IOBS require the majority vote by the members of the board of directors, including decisions made to manage the business including hiring and firing of officers and other critical management functions. Therefore, the Company does not consolidate IOBS.

eviti

In September and October of 2014, NantHealth purchased all of the non-controlling interests in eviti, which resulted in eviti becoming a wholly-owned subsidiary of NantHealth (see Note 14). Upon acquisition of the non-controlling interests, eviti ceased to be a VIE as it was determined that eviti’s equity was sufficient to finance its activities without additional subordinated financial support.

Qi Imaging

On April 25, 2014, NantHealth sold all of its equity interest in Qi Imaging to Ziosoft KK and deconsolidated the related assets and liabilities of Qi Imaging as it no longer had a variable interest in Qi Imaging and did not have the power to control Qi Imaging’s Board of Directors (see Note 19).

NDO

Prior to its acquisition of NDO on June 18, 2014, the Company had a variable interest in NDO but was not the primary beneficiary because it only had the right to elect three of six directors to NDO’s board of directors. All major decisions of NDO required the majority vote by the members of the board of directors, including decisions related to the approval of the annual operating budget and the hiring, firing, and compensation of all key executives. Therefore, NantHealth did not consolidate NDO prior to June 18, 2014.

However, upon purchasing 100% of NDO’s outstanding equity interests that it did not already own in June of 2014, NantHealth received the right to appoint all members of NDO’s board of directors. Upon completion of the acquisition, NDO ceased to be a VIE as NDO’s equity was sufficient to finance its activities without additional subordinated financial support. Therefore, NantHealth consolidated NDO under the voting interest model and applied purchase accounting as of June 18, 2014 (see Note 3).

12. Fair Value Measurements

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 and 2014 consisted of the following:

	DECEMBER 31, 2015
	TOTAL FAIR VALUE	QUOTED PRICE IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL3)
Assets
Cash and cash equivalents	$5,989	$5,989	$—	$—
Marketable securities	1,243	1,243	—	—

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

12. Fair Value Measurements (continued)

	DECEMBER 31, 2014
	TOTAL FAIR VALUE	QUOTED PRICE IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL3)
Assets
Cash and cash equivalents	$3,699	$3,699	$—	$—
Marketable securities	221,871	221,871	—	—

Level 3 Inputs

Prior to the acquisition of NDO on June 18, 2014, the Company’s investment in NDO was accounted for at fair value on a recurring basis and was adjusted to fair value when the carrying value differed from fair value. The Company categorized NDO as a Level 3 investment due to the subjective nature of the unobservable inputs used. The fair values were estimated using an equally weighted combination of a discounted cash flow analysis and a market comparable approach. The significant inputs include a discount rate, long-term growth rate, financial projections, net working capital requirements, selected multiples, and a control premium.

The following table presents the activity of the Company’s financial assets and liabilities that were measured at fair value using significant unobservable inputs during the year ended December 31, 2014:

INVESTMENT IN NDO
Balance at December 31, 2013	$13,833
Fair value adjustment	172
Derecognition upon acquisition (see Note 3)	(14,005)

Balance at December 31, 2014	$—

The Company’s intangible assets and goodwill are measured at fair value on a non-recurring basis and are adjusted to fair value only if an impairment charge is recognized. During the year ended December 31, 2015, there were no adjustments to the fair value of these assets. During the year ended December 31, 2014, the Company impaired certain of the intangible assets and adjusted these specific assets to fair value on such date (see Note 8).

13. Commitments and Contingencies

Lease Arrangements

The Company leases both real estate and equipment used in its operations and classifies those leases as either operating or capital leases for accounting purposes. As of December 31, 2015 and 2014, the Company had no material capital leases and the remaining lives of its operating leases ranged from one to six years.

Rental expense associated with operating leases is charged to expense in the year incurred and is included in the consolidated and combined statements of operations. For the years ended December 31, 2015, and 2014, the rental expense was charged to selling, general and administrative expense in the amount of $2,108 and $1,348, respectively.

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

13. Commitments and Contingencies (continued)

As of December 31, 2015, the Company’s future minimum rental commitments under its non-cancellable operating leases are as follows:

AMOUNTS
For the year end December 31,
2016	$3,602
2017	3,521
2018	1,708
2019	174
2020	98

Total minimum rental commitments	$9,104

Regulatory Matters

The Company is subject to regulatory oversight by the U.S. Food and Drug Administration and other regulatory authorities with respect to the development, manufacturing, and sale of some of the solutions. In addition, the Company is subject to the Health Insurance Portability and Accountability Act (“HIPAA”), the Health Information Technology for Economic and Clinical Health Act and related patient confidentiality laws and regulations with respect to patient information. The Company reviews the applicable laws and regulations regarding effects of such laws and regulations on its operations on an on-going basis and modifies operations as appropriate. The Company believes it is in substantial compliance with all applicable laws and regulations. Failure to comply with regulatory requirements could have a significant adverse effect on the Company’s business and operations.

Legal Matters

In 2013, NDO agreed to a financing arrangement with Health Synectics Limited (“Health Synectics”), a UK Company, for services rendered in prior years. The agreement included the hiring of the Managing Director for Health Synectics as Chief Medical Officer for Net.Orange, Ltd. On May 16, 2015, the Company terminated the employment of that employee and on July 30, 2015, signed a settlement agreement whereby it agreed to pay the former employee total consideration of $1,179. At December 31, 2014 the Company had accrued $737 within other current liabilities. The additional $442 was included in research and development expense in the consolidated and combined statements of operations.

The Company is, from time to time, subject to claims and litigation arising in the ordinary course of business. The Company intends to defend vigorously any such litigation that may arise under all defenses that would be available to it. In the opinion of management, the ultimate outcome of proceedings of which management is aware, even if adverse to the Company, would not have a material adverse effect on the consolidated and combined financial statements. As legal proceedings are inherently unpredictable, the Company’s assessments involve significant judgment regarding future events.

14. Non-controlling Interests

During the twelve months ended December 31, 2015 there were no non-controlling interests outstanding for NantHealth’s subsidiaries.

During a portion of 2014, there were non-controlling interests outstanding for certain of NantHealth’s subsidiaries. As of December 31, 2014, however, there were no non-controlling interests outstanding as NantHealth owned 100% of each of its subsidiaries as a result of the transactions described below.

While the non-controlling interests were outstanding, the Company attributed the losses of these subsidiaries to the non-controlling interests using the HLBV method as this methodology best represented the economics of the non-controlling interests’ share of the subsidiaries’ losses for each period.

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

14. Non-controlling Interests (continued)

Under the HLBV method, the non-controlling interests were determined at each balance sheet date by calculating the amount the non-controlling interests would receive (or be obligated to pay) if the subsidiaries’ assets were liquidated at book value, all outstanding expenses and debts were paid off, and the resulting cash was distributed to the investors of that subsidiary in accordance with the terms of the governing contractual arrangements. The difference between this amount at the beginning and end of each reporting period represented the non-controlling interests’ share of the subsidiaries’ net losses for that period.

The net loss attributable to the members of NantHealth is the total consolidated and combined net loss less the net loss attributable to the non-controlling interests.

Buyout of eviti non-controlling interests

In September and October of 2014, NantHealth acquired the non-controlling interests in eviti in exchange for issuing 568 of its Series A units and 2 Series C units to replace any unexercised, in-the-money stock options of eviti. The carrying value of the non-controlling interest was derecognized as of September 25, 2014 and the value was reclassified to NantHealth’s Series A members’ equity.

Buyout of iSirona non-controlling interests

On December 31, 2012, the Company acquired the non-controlling interests in iSirona for total consideration of up to $20,202 in cash and issuance of up to 9,198 of the Company’s Series A units. The Company made an upfront payment to the former unit holders of iSirona of $13,468 in cash and issued 6,132 Series A units and also agreed to pay an earn-out in 2014 if iSirona achieved a certain revenue target during calendar year 2013.

The carrying value of the non-controlling interest was derecognized as of December 31, 2012 and the difference between this amount and the sum of (i) the $13,468 upfront cash payment and (ii) the 6,132 of the Company’s units measured at fair value was recognized in Series A members’ equity. The fair value of the units at this date was the same price per unit paid by Verizon in October 2012, or $1.00 per unit.

In June 2014, the Company paid $5,608 in cash and issued 2,553 Series A units as payment of the earn-out associated with the purchase of the non-controlling interest in iSirona that occurred on December 31, 2012. The calculation of the earn-out payment was based on measuring the percentage of the revenue milestone that was achieved according to the terms of the earn-out outlined in the Agreement and Plan of Merger between NantHealth and iSirona as of December 31, 2012. The amounts paid to the non-employees in cash or through issuance of the Company’s Series A units were recognized as additional consideration to purchase the non-controlling interest in May 2014, the period when NantHealth determined the revenue target had been achieved.

The cash paid and equity issued to associates were treated as compensation expense since the payment required these associates to remain employed with the Company through the payment date. During the year ended December 31, 2014, the Company recognized $105 of stock-based compensation expense based on the earn-out that was paid to associates in the form of Series A units.

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

14. Non-controlling Interests (continued)

The following table shows the effects of changes in NantHealth’s ownership interest in its subsidiaries on NantHealth’s members’ equity during the year ended December 31, 2014:

YEAR ENDED DECEMBER 31, 2014
Net loss attributable to NantHealth	$(84,425)

Transfers to (from) the non-controlling interests:
Increase in NantHealth’s Series A members’ equity upon sale of Qi Imaging (see Note 18)	5,439
Decrease in NantHealth’s Series A members’ equity for acquisition of eviti’s non-controlling interests	(75)
Decrease in NantHealth’s Series A members’ equity for acquisition of iSirona’s non-controlling interests	(4,817)

Net transfers to (from) non-controlling interests	547

Change from net loss attributable to NantHealth and transfers to (from) the non-controlling interests	$(83,878)

15. Income Tax

The components of the provision for income taxes are presented in the following table:

	YEAR ENDED DECEMBER 31,
	2015	2014
Current:
Federal	$338	$—
State	52	5
Foreign	15	—

Total current provision	405	5

Deferred:
Federal	—	—
State	—	—
Foreign	—	—

Total deferred benefit	—	—

Provision for income taxes	$405	$5

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

15. Income Tax (continued)

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax loss as a result of the following differences:

	YEAR ENDED DECEMBER 31,
	2015	2014
United States federal tax at statutory rate	34.0%	34.0%
Items affecting federal income tax rate
Pass -through losses	-30.7%	-26.5%
Valuation allowance	-2.6%	-5.9%
Other adjustments	-1.4%	-1.6%

Effective rate	-0.7%	0.0%

As detailed in the table above, a significant amount of the Company’s loss before income taxes was generated by pass-through entities during the years ended December 31, 2015 and 2014. Since the losses of the pass-through entities flow directly to the members of the Company for tax purposes, no provision for income taxes has been reflected in the consolidated and combined financial statements for these entities.

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2015 and 2014 are as follows:

	DECEMBER 31,
	2015	2014
Deferred tax assets
Accounts payable and accrued expenses	$29	$397
Inventory impairment	255	252
Deferred revenue	841	3,825
Allowance for doubtful accounts	399	131
Property, plant and equipment, net	131	81
Other	95	80
Net operating loss carryforwards	37,387	35,620
Less: Valuation allowance	(30,850)	(28,994)

Total deferred tax assets	8,287	11,392

Deferred tax liabilities
Accounts receivable, net	—	(482)
State taxes	(1,290)	(1,402)
Intangible assets, net	(6,812)	(9,238)
Other	(185)	(270)

Total deferred tax liabilities	(8,287)	(11,392)

Net deferred tax assets	$—	$—

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

15. Income Tax (continued)

The deferred taxes are classified in the consolidated and combined balance sheets as follows:

	DECEMBER 31,
	2015	2014
Current deferred tax assets, net	$—	$635
Non-current deferred tax assets, net	8,287	10,757
Current deferred tax liabilities, net	—	(789)
Non-current deferred tax liabilities, net	(8,287)	(10,603)

Deferred taxes, net	$—	$—

The realization of deferred tax assets may be dependent on the Company’s ability to generate sufficient income in future years in the associated jurisdiction to which the deferred tax assets relate. The Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial performance. Based on the review of all positive and negative evidence, including a three year cumulative pre-tax loss, the Company concluded that it should record a full valuation allowance against all net deferred tax assets at December 31, 2015 and 2014 as none of the deferred tax assets were more likely than not to be realized as of the balance sheet dates. However, the amount of the deferred tax assets considered realizable may be adjusted if estimates of future taxable income during the carryforward period are increased or if objective negative evidence in the form of cumulative losses is no longer present.

The Company records a tax benefit from uncertain tax positions only if it is more likely than not the tax position will be sustained with the taxing authority having full knowledge of all relevant information. The Company records a liability for unrecognized tax benefits from uncertain tax positions as discrete tax adjustments in the first period that the more-likely-than-not threshold is not met. As of December 31, 2015 and 2014, the Company had approximately $364 and $0, respectively, of unrecognized tax benefits. The unrecognized tax benefits are recorded consistent with ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the Emerging Issues Task Force), in two parts. The first part is recorded as a reduction of the gross deferred tax asset in the amount of $515 and the second part is recorded as an increase to income tax payable in the amount of $364.

	DECEMBER 31,
	2015	2014
Balance as of January 1	$—	$—
Increases related to current year tax positions	879	—

Balance as of December 31	$879	$—

As of December 31, 2015 and 2014, the Company does not have any accrued interest or penalties related to uncertain tax positions. The Company’s policy is to recognize interest and penalties related to uncertain tax positions in income tax expense. The Company does not have any interest or penalties related to uncertain tax positions in income tax expense for the years ended December 31, 2015 and 2014. The Company is no longer subject to income tax examination by the U.S. federal, state or local tax authorities for years ended December 31, 2011 or prior, however, its tax attributes, such as net operating loss (“NOL”) carryforwards and tax credits, are still subject to examination in the year they are used.

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

15. Income Tax (continued)

As of December 31, 2015, the Company had federal, state and foreign NOL carryforwards of $114,307, $55,628 and $2,793, respectively, expiring at various dates through 2035. Utilization of the NOL carryforwards is subject to annual limitations due to ownership change limitations that occurred or could occur in the future as provided by Section 382 of the Internal Revenue Code of 1986, as amended, as well as similar state and foreign provisions. These ownership changes may limit the amount of the NOL carryforwards that can be utilized annually to offset future taxable income. As a result, it is expected that $15,020 of the federal NOL will expire before it can be utilized due to Section 382 limitation.

Three Months Ended March 31, 2016 and 2015

Our effective tax rate for the three months ended March 31, 2016 increased compared to the same period in 2015 primarily due to the impact of tax benefit expected on the loss generated by NaviNet, an increase to the FIN 48 reserve, and AMT tax to be paid by our corporate subsidiaries.

16. Redeemable Series F Units

On June 20, 2014, the Kuwait Investment Office (“KIO”) purchased 53,581 Series F units of the Company through a Delaware blocker corporation at a purchase price of $2.7995 per unit for an aggregate amount of $150,000. KIO is the London Office of the Kuwait Investment Authority (“KIA”). As part of the investment, KIO has the right and option, but not the obligation, to require NantHealth to redeem 100% of the outstanding shares of the blocker corporation if the Company has not completed a qualified initial public offering on or before June 20, 2016 at an amount equal to the original purchase price of $150,000 plus accrued annual interest of 7.0%. As of December 31, 2015, the Company determined that the redemption of the Series F units is probable and, as such, has accrued $16,042 of interest as a reduction to Series A members’ equity. Prior to December 31, 2015, the Company had concluded that redemption was not probable and had not adjusted the carrying value of such units to redemption value. The Series F units are classified in the consolidated and combined balance sheets as temporary equity as a result of the contingent redemption feature. The Series F units have the rights and preferences discussed below in Note 17.

The change in net carrying amount of Series F units for the three months ended March 31, 2016 and the years ended December 31, 2015 and 2014 consisted of the following:

	THREE MONTHS ENDED MARCH 31,	YEAR ENDED DECEMBER 31,
	2016	2015	2014
	(unaudited)
Balance at beginning of year:	$166,042	$150,000	$—
Issuance of units	—	—	150,000
Recognition of interest expense	2,625	16,042	—

Balance at end of year	$168,667	$166,042	$150,000

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

17. Members’ Equity

As of December 31, 2015, the Company had six series of outstanding membership interests: Series A, B, C, D, E, F, G and H units. The Series A, B, D, E, F, G and H units provide voting rights to their holders while the Series C units do not.

2014 Equity Issuances

Blackberry Investment

On March 31, 2014, the Company issued 3,572 Series D units to BlackBerry Corporation, a leader in mobile communications, at a purchase price of $2.7995 per unit for an aggregate amount of $10,000. The two companies are collaborating on the development of HIPAA-certified integrated clinical systems that transform the delivery of medical care.

KIA Investment

On April 28, 2014, KIA, through a Delaware blocker corporation, made a $100,000 investment in the Company in exchange for 35,721 Series E units at a purchase price of $2.7995 per unit.

Blackstone & Other Investment

In July 2014, the Company issued 3,572 Series A units to the Blackstone Group (“Blackstone”) in accordance with an Exchange Agreement executed during 2013. The issuance of the equity only resulted in an adjustment to the number of the issued and outstanding membership interests since the consideration from Blackstone was received in 2013 (see Note 19). Additionally, the Company issued 188 Series A units to an investor affiliated with Blackstone in exchange for $525 in cash.

2015 Equity Issuances

Allscripts Investment

On June 26, 2015, the Company issued 59,100 Series G units to Allscripts Solutions, Inc. (“Allscripts”), at a purchase price of $3.3841 per unit for an aggregate amount of $200,000. The transaction closed on June 29, 2015. The Series G units have substantially the same rights and preferences as the Series B, D, E and F units.

2016 Equity Issuances

NaviNet

On January 1, 2016, the Company issued 15,514 Series H units to 3BE Holdings, LLC for the acquisition of NaviNet at a purchase price of $3.384 per unit for an aggregate amount of $52,500. The Series H units have substantially the same rights and preferences as the Series B, D, E, F and G units.

Rights and Preferences

Series A, B, D, E, F, G and H Units

Each holder of the outstanding Series A, B, D, E, F, G and H units is entitled to one vote on each matter submitted to a vote of the members. The members vote together as a single class on all matters on which they are entitled to vote and all actions taken by the members will be deemed approved upon consent by the members representing a majority of the outstanding Series A and B units. Except for the initial capital contributions, no members are obligated to make additional contributions. The Series A, B, D, E, F, G and H units have the characteristics noted below.

Non-liquidating distributions—Holders of the Series A, B, D, E, F, G and H units are entitled to receive distributions from the Company as determined by its board of directors (the “Board”). Any non-liquidating distributions that are made prior to an initial public offering which result in net proceeds to the Company of at least $75,000 (a “Qualified IPO”) or other liquidity events will first be made to holders of the Series B, D, E, F, G and H units until an aggregate amount of $45,000 has been distributed. Thereafter, distributions will be made to all members based on their respective percentage interests as of the distribution date.

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

17. Members’ Equity (continued)

Capital proceeds and liquidating distributions—The Board may make distributions of cash proceeds arising from the sale or other disposition of assets (“Capital Proceeds”) or upon liquidation, dissolution, or winding up of the Company (“Liquidating Distributions”). Prior to a Qualified IPO, distributions of Capital Proceeds and Liquidating Distributions are made in the following order: first to the holders of the Series B, D, E, F, G and H units until their “Unreturned Capital” has been reduced to zero; second to the Series A Members until their “Unreturned Capital” has been reduced to zero; and thereafter, to all members based on their respective percentage interests as of the distribution date. Each member’s “Unreturned Capital” is the difference between (i) the aggregate capital contributions by that member and (ii) any Capital Proceeds or Liquidating Distributions previously distributed to that member. As of December 31, 2015, the holders of the Series A, B, D, E, F, G and H units had Unreturned Capital balances of $441,077, $50,000, $10,000, $100,000, $150,000, $200,000 and $52,500, respectively.

Upon a Qualified IPO, the priority rights of the holders of the Series A, B, D, E, F and G units will immediately terminate and distributions of Capital Proceeds or Liquidating Distributions will be made to the holders of the Series A, B, D, E, F, G and H units based on their respective percentage interests as of the distribution date.

Series C Non-Voting Units

The Company has reserved an aggregate of 63,750 Series C units for issuance. The Series C units are only to be issued to associates, consultants and contractors of the Company and its subsidiaries in consideration for bona fide services provided to the Company.

The Series C units are considered profits interests of the Company and do not entitle their holders (the “Series C Members”) to receive distributions if the Company were liquidated immediately after the grant. Instead, the Series C Members are entitled to receive an allocation of a portion of the profit and loss of the Company arising after the date of the grant and, subject to vesting conditions, distributions made out of a portion of the profits of the Company arising after the grant date of the Series C units. Grants of the Series C units may be fully vested, partially vested, or entirely unvested at the time of the grant as determined by the Board.

Series C Members will not be entitled to receive any distributions until the aggregate distributions made by the Company exceed a hurdle amount applicable to those Series C units. The hurdle amount is determined by the Board at the date of issuance of such units. After all other members have received their applicable hurdle amount, the Series C Members will be entitled to receive their percentage interest of such excess distributions.

As of March 31, 2016 and December 31, 2015, the Company had 3,475 Series C units outstanding. As of December 31, 2014, the Company had 2,704 Series C units outstanding. During the year ended December 31, 2015 and 2014, the Company issued 771 and 2,163 Series C units, respectively, with a weighted-average fair value of $0.93 and $0.30 per unit, respectively. The fair value was estimated using both an option pricing method and a probability weighted expected return method. The Company used a volatility rate of 45.0% for both years ended December 31, 2015 and 2014 and a risk free rate of 0.91% and 0.58%, respectively. The estimated volatility was based on the historical equity volatility of comparable companies.

During the three months ended March 31, 2016, and the years ended December 31, 2015 and 2014, the Company recognized stock based compensation for the Series C units of $99, $1,227 and $37, respectively. Total stock-based compensation expense of $1,105 is expected to be recognized on a straight-line basis over the next 2.6 years for the unvested Series C units outstanding as of March 31, 2016. The unrecognized stock compensation relates to nonemployees and the awards are being accounted for pursuant to ASC 505-50. Stock compensation expense for the Series C units issued to the consultants is being calculated based on the fair value of the award on each balance sheet date and the attribution of that cost is being recognized ratably over the vesting period.

Phantom Unit Plan

On March 31, 2015, the Company approved a phantom equity plan (the “Plan”). The maximum number of phantom units that may be issued under the Plan is equal to 63,750, minus the number of issued and outstanding Series C

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

17. Members’ Equity (continued)

units of the Company. As of March 31, 2016, the Company has granted approximately 34,071 phantom units under the Plan. Each grant of phantom units made to a participant under the Plan vests over a defined service period and is subject to forfeiture upon termination of the participant’s continuous service to the Company for any reason. Upon and after completion of a Qualified IPO or a change of control, the Company is required to make cash or non-cash payments to the participants in an amount equal to the number of vested units held by that participant multiplied by the fair market value of the Company’s Series A units, as determined by the Company’s Board. The term of each grant under the Plan is generally ten years from the date of grant. As of March 31, 2016 the Company did not record any expenses related to the phantom units.

18. Employee Retirement Plan

The Company has various employee retirement plans that it accounted for during the years ended December 31, 2015 and 2014.

NantHealth and certain subsidiaries

The Company has a qualified defined contribution plan (the “NantHealth 401(k) Plan”) under Section 401(k) of the Internal Revenue Code covering eligible associates, including associates at certain of its subsidiaries. Associate contributions to the NantHealth 401(k) Plan are voluntary. The Company contributes a 100% match up to 3.0% of the participant’s eligible annual compensation, which contribution fully vests after three years of service. Participants’ contributions are limited to their annual tax deferred contribution limit as allowed by the Internal Revenue Service. For the years ended December 31, 2015 and 2014, the Company’s total matching contributions to the 401(k) Plan were $1,079 and $551, respectively.

iSirona

Prior to 2014, iSirona had a qualified defined contribution plan (the “Old iSirona 401(k) Plan”) for all full time associates effective on their first day of employment. The Old iSirona 401(k) Plan was similar to the NantHealth 401(k) Plan with the exception that iSirona contributed a 100% match up to 3.0% of the participant’s eligible annual compensation and up to 50.0% of the next 2.0% of their annual earnings, which vest immediately. For the year ended December 31, 2014, iSirona’s total matching contributions to the Old iSirona 401(k) Plan was $345. In January 2014, the Company retired the Old iSirona 401(k) Plan and replaced it with the NantHealth 401(k) Plan.

eviti

eviti has a Simple Individual Retirement Account plan that covers associates that have elected to participate in the plan who have at least six months of service. Associates who have not earned $5 or more in any preceding two year period, or who are not expected to earn at least that much in the current year, are not eligible to participate. eviti matches the associate’s contributions up to 3.0% of the associate’s wages for those associates who are contributing to the plan via a salary reduction, or a maximum of the associate’s contributions of $12 if the associate is under 50 years of age or $15 if over 50 years of age. eviti’s contribution for the year ended December 31, 2014 was $220. In January 2015, the Company retired the old eviti 401(k) Plan and replaced it with the NantHealth 401(k) Plan.

19. Related Party Transactions

Sale of Qi Imaging to Ziosoft KK

On April 25, 2014, the Company sold its 80.0% fully diluted equity interest in Qi Imaging to Ziosoft KK in exchange for $3,000 in cash received at closing and an additional $2,600 in cash to be received in annual installments through June 30, 2017. Since Ziosoft KK is controlled by Cal Cap, the Company treated the sale of Qi Imaging as the transfer of a business between entities under common control and the difference between the total consideration of $5,600 and the net assets of Qi Imaging was recognized within Series A members’ equity.

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

19. Related Party Transactions (continued)

As part of the transaction, the Company and Qi Imaging also entered a three-year reseller agreement whereby Qi Imaging granted NantHealth and its affiliates a non-exclusive, worldwide (except in Japan) license to access and use Qi Imaging’s software for the purpose of creating a cloud-based version of the software.

Investment in NantPharma and Redemption Agreement

On October 31, 2013, the Company entered into an Exchange Agreement with Blackstone, NantPharma, LLC (“NantPharma”), and NantWorks. Pursuant to the Exchange Agreement, the Company purchased Blackstone’s 4.3% equity interest in NantPharma. As consideration for the purchase, the Company issued 3,572 Series A units to Blackstone during 2014. The investment was initially measured at the cost of acquiring the investment, or $8,537.

During May 2014, the Company entered into a Redemption Agreement with NantPharma whereby the Company sold its 4.3% equity interest in NantPharma in exchange for $10,000 in cash. Upon execution of the Redemption Agreement, the Company derecognized its investment in NantPharma and the difference between the carrying value of the investment and the $10,000 cash received was treated as a capital contribution within Series A members’ equity.

Prior to the sale of the investment, the Company applied the equity method to account for its investment in NantPharma as the interest in the entity was similar to a partnership interest. Further, the Company had the ability to exert significant influence over the operating and financial policies of the entity since NantWorks controls both NantHealth and NantPharma.

The difference between the carrying amount of the investment in NantPharma and the Company’s underlying equity in NantPharma’s net assets was approximately $7,812. Since this difference related entirely to non-amortizable, indefinite-lived intangible assets, consisting of in-process research and development and goodwill, the Company did not include any basis difference amortization as part of applying the equity method of accounting.

For the year ended December 31, 2014 the Company recognized $1,525 of income related to this investment. This amount represented the Company’s pro rata share of NantPharma’s earnings and losses during the period.

NantWorks Shared Service Agreement

The consolidated and combined financial statements include significant transactions with NantWorks involving services provided to the Company, such as cash management, accounting and other financial services, purchasing, legal and information technology. For periods prior to October 2012, the costs of services had been directly charged or allocated to the Company by NantWorks using methods management believes are reasonable. These methods include reasonable estimates of percentages of NantWorks’ associates’ time or specific man hours, square footage percentage of shared facilities and infrastructure costs dedicated to the Company activities and specific reimbursement for services performed by third parties for NantWorks for the direct benefit of the Company. Such charges and allocations are not necessarily indicative of what would have been incurred if the Company had been a separate entity.

In October 2012, the Company entered into a Shared Service Agreement with NantWorks that provides for ongoing services from NantWorks in areas such as public relations, information technology and cloud services, human resources and administration management, finance and risk management, environmental health and safety, sales and marketing services, facilities, procurement and travel, and corporate development and strategy. The Company was billed monthly for such services at cost, without mark-up or profit for NantWorks, but including reasonable allocations of employee benefits, facilities and other direct or fairly allocated indirect costs that relate to the associates providing the services. The Company incurred $10,320 and $9,853 of expenses during the years ended December 31, 2015, and 2014, respectively, related to selling, general and administrative services provided by NantWorks. Additionally, the Company incurred $1,324 and $1,530 of expenses during the years ended December 31, 2015 and 2014, respectively, related to research and development services provided by NantWorks.

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

19. Related Party Transactions (continued)

Related Party Receivables and Payables

As of December 31, 2015 and 2014, the Company had related party receivables of $2,150 and $2,773, respectively. The related party receivables balances primarily consisted of a $2,150 receivable from Ziosoft KK related to the sale of Qi Imaging. As of December 31, 2015 and 2014, the Company had related party payables of $10,166 and $14,904, respectively. The related party payables balances primarily relate to amounts owed to NantWorks pursuant to the Shared Services Agreement. The balance of the related party receivables and payables represent amounts paid by affiliates on behalf of the Company or vice versa.

On June 19, 2015, the Company entered into a five and a half year exclusive Reseller Agreement with NantOmics for sequencing and molecular analysis. Under the Reseller Agreement, NantHealth agreed to pay NantOmics non-cancellable annual minimum fees of $2,000 beginning with and for the 2016 calendar year. NantOmics did not provide services to the Company in 2014. As of December 31, 2015, the Company has $3,111 of outstanding related party payables related to the Reseller Agreement.

In January 2015, the Company entered into an agreement to provide certain research related sequencing services to a university which is engaged in researching the genetic causes of certain hereditary diseases. The agreement provides that the university pay the Company $10,000 in exchange for the Company providing sequencing services through its Reseller Agreement with NantOmics. The Company provided $6,190 of services in 2015 at a cost of approximately $3,714. At the request of the university, certain public and private charitable 501(c)(3) non-profit organizations provided partial funding for the sequencing and related bioinformatics costs associated with the project. The Company’s Chairman and CEO serves as the CEO and a member of the board of directors of each of the organizations and by virtue of these positions he may have influence or control over these organizations. The university was not contractually or otherwise required to use the Company’s molecular profiling solutions or any of the Company’s other products or services as part of the charitable gift. The $6,190 of services performed has been recorded as a deemed capital contribution within Series A members’ equity and the costs have been expensed as incurred as other services cost of revenue. The remaining $3,810 in sequencing services will be recorded as a deemed capital contribution within Series A members’ equity as services are performed, and any future related costs will be expensed at the same time as the recognition of the capital contribution.

Related Party Promissory Notes

During 2013, the Company executed two demand promissory notes with an affiliated investment company. The principal amount of each advance made by the related party to the Company pursuant to these notes was $15,000 and $7,500, respectively. The first note bears interest at a per annum rate of 3.0%, while the second note bears interest at a per annum rate of 5.0%. Interest is compounded annually and computed on the basis of the actual number of days in a year. As of December 31, 2014, the total principal and interest outstanding on these two notes amounted to $23,655. The unpaid principal and any accrued and unpaid interest on the promissory notes with the related party are due and payable on demand. Accrued and unpaid interest in the amount of $1,155 is included in related party payables on the consolidated and combined balance sheet at December 31, 2014.

Additionally, in June 2013, the Company executed a demand promissory note with Cal Cap. The total advances made by Cal Cap to the Company pursuant to this note amounted to $6,099. The note bears interest at a per annum rate of 3.0% compounded annually. As of December 31, 2014, the total principal and interest outstanding on the note amounted to $6,359. The unpaid principal and any accrued and unpaid interest on the promissory note with Cal Cap is due and payable on demand. Accrued and unpaid interest in the amount of $260 is included in related party payables on the consolidated and combined balance sheets at December 31, 2014, respectively.

On June 30, 2015, the Company repaid all of the outstanding principal and accrued interest under the related party promissory notes. The total payment consisted of $28,599 of principal and $1,915 of accrued interest.

Nant Health, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

19. Related Party Transactions (continued)

In 2014, NantCloud executed multiple demand promissory notes with Cal Cap. The total advances made by Cal Cap to the Company pursuant to these notes amounted to $5,903. The notes bear interest at a per annum rate of 5.0% compounded annually. As of December 31, 2014, the total principal and interest outstanding on the notes amounted to $6,071. The unpaid principal and any accrued and unpaid interest on the promissory notes with Cal Cap is due and payable on demand. Accrued and unpaid interest in the amount of $169 is included in related party payables on the consolidated and combined balance sheet at December 31, 2014. The Company repaid the full outstanding principal and accrued interest as part of the acquisition of NantCloud.

On January 22, 2016, the Company executed a demand promissory note in favor of NantOmics. The principal amount of the initial advance totaled $20,000. On March 8, 2016, NantOmics made a second advance to the Company for $20,000. The note bears interest at a per annum rate of 5.0% and is compounded annually. The unpaid principal and any accrued and unpaid interest on the note are due and payable on demand by NantOmics. The Company may prepay the outstanding amount at any time, either in whole or in part, without premium or penalty and without the prior consent of NantOmics. See note 20, Subsequent Events, for further discussion.

20. Subsequent Events

Amended and Restated Exclusive Reseller Agreement with NantOmics

On May 9, 2016, the Company and NantOmics executed an Amended and Restated Reseller Agreement, pursuant to which NantOmics granted the Company the worldwide, exclusive right to resell NantOmics’ quantitative proteomic analysis services, as well as related consulting and other professional services, to institutional customers (including insurers and self-insured healthcare providers) throughout the world. The Company retains its existing rights to resell the NantOmics’ genomic sequencing and bioinformatics services.

The Amended and Restated Reseller Agreement grants to the Company the right to renew the agreement (with exclusivity) for up to three renewal terms, each lasting three years, if the Company achieves projected volume thresholds, as follows: (i) the first renewal option can be exercised if the Company completes at least 300 tests between June 19, 2015 and June 30, 2020; (ii) the second renewal option can be exercised if the Company completes at least 570 tests between July 1, 2020 and June 30, 2023; and (iii) the third renewal option can be exercised if the Company completes at least 760 tests between July 1, 2023 and June 30, 2026. If the Company does not meet the applicable volume threshold during the initial term or the first or second exclusive renewal terms, the Company can renew for a single additional three year term, but only on a non-exclusive basis.

In addition to the existing annual aggregate minimum fees owed by the Company to NantOmics for each of the calendar years from 2016 through 2020 and subject to the Company exercising at least one of its renewal options described above, the Amended and Restated Reseller Agreement requires the Company to pay annual minimum fees to NantOmics of at least $25,000 per year for each of the calendar years from 2021 through 2023 and $50,000 per year for each of the calendar years from 2024 through 2029.

Related Party Promissory Notes

On May 9, 2016, the promissory note with NantCapital was amended to provide that all outstanding principal and accrued interest is due and payable on June 30, 2021, and not on demand. No other terms of the promissory note were changed.

On May 9, 2016, the Company executed an amended and restated demand promissory note with NantOmics, which provides that all unpaid principal of each advance owed to NantOmics and any accrued and unpaid interest will convert automatically into shares of the Company’s common stock at the time of pricing of the Company’s initial public offering (“IPO”) based on the IPO price. No other terms of the demand promissory note were changed.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Members of

NantOmics, LLC and Subsidiaries

We have audited the accompanying consolidated and combined financial statements of NantOmics, LLC and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated and combined statements of operations and comprehensive loss, changes in members’ equity, and cash flows for the years ended December 31, 2015, 2014, and 2013, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated and combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated and combined financial statements based on our audits. We did not audit the financial statements of Expression Pathology, Inc. dba OncoPlex Diagnostics (“OncoPlex”), a subsidiary, for the years ended December 31, 2014 and 2013. The total assets of OncoPlex as of December 31, 2014 were $6,895,000. Those statements were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for OncoPlex is based solely on the report of the other auditors. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated and combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated and combined financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated and combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated and combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated and combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, based on our audits and the report of the other auditors, the consolidated and combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014, and the results of their operations and their cash flows for the years ended December 31, 2015, 2014 and 2013 in accordance with accounting principles generally accepted in the United States of America.

/s/ Mayer Hoffman McCann P.C.

April 4, 2016, except for Note 14, as to which the date is May 11, 2016

Los Angeles, California

Member of Kreston International - a global network of independent accounting firms

Independent Auditor’s Report

Board of Directors

Expression Pathology Incorporated (d/b/a OncoPlex Diagnostics)

Rockville, Maryland

We have audited the financial statements of Expression Pathology Incorporated, (d/b/a OncoPlex Diagnostics) (the Company), which comprise the balance sheets as of December 31, 2014 and 2013, and the related statements of operations, changes in stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Expression Pathology Incorporated (d/b/a OncoPlex Diagnostics) as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The financial statements have been prepared assuming the Company will continue as a going concern despite the fact that the Company has suffered recurring losses from operations and has limited revenue. These factors raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ BDO USA, LLP

McLean, Virginia

July 24, 2015

NantOmics, LLC and Subsidiaries

Consolidated Balance Sheets

(In thousands)

	DECEMBER 31,
	2015	2014
Assets
Current assets
Cash and cash equivalents	$121,822	$4,515
Restricted cash	139	139
Marketable securities	105,881	—
Accounts receivable, net of allowance of $60 and $4 at December 31, 2015 and 2014, respectively	284	102
Related party accounts receivable, net of allowance of $0 at December 31, 2015 and 2014	3,111	—
Related party note receivable	10,000	—
Prepaid expenses and other current assets	2,859	148

Total current assets	244,096	4,904

Property and equipment, net	28,746	1,065
Goodwill	8,818	7,623
Intangible assets, net	11,793	12,253
Other assets	108	85

Total assets	$293,561	$25,930

Liabilities and Members’ Equity
Current liabilities
Accounts payable	$3,219	$382
Accrued expenses	2,694	1,595
Related party payables	6,232	846
Related party promissory notes	24,854	9,394
Other current liabilities	1,210	244

Total current liabilities	38,209	12,461
Notes payable, non-current	95	122
Capital lease obligations, non-current	358	425
Deferred revenue, non-current	7,260	—
Other non-current liabilities	683	—

Total liabilities	46,605	13,008

Commitments and contingencies (Note 8)
Members’ equity
Series A-1 units: 1,007,805 units issued and outstanding at December 31, 2015 and 2014	27,087	24,740
Series A-2 units: 175,813 and 0 units issued and outstanding at December 31, 2015 and 2014, respectively	258,524	—
Series B units: 150,000 units authorized; 8,250 units issued and outstanding at December 31, 2015 and 2014	868	327
Accumulated deficit	(41,939)	(15,621)

Total NantOmics members’ equity	244,540	9,446
Non-controlling interests	2,416	3,476

Total members’ equity	246,956	12,922

Total liabilities and members’ equity	$293,561	$25,930

The accompanying notes are an integral part of these consolidated and combined financial statements.

NantOmics, LLC and Subsidiaries

Consolidated and Combined Statements of Operations and Comprehensive Loss

(In thousands)

	YEAR ENDED DECEMBER 31,
	2015	2014	2013
Revenue:
Net revenue	$4,970	$424	$271
Cost of Revenue:
Cost of revenue	5,011	227	66
Amortization of acquisition-related assets	788	671	671

Total cost of revenue	5,799	898	737

Gross loss	(829)	(474)	(466)
Operating Expenses:
Selling, general and administrative	11,291	8,879	3,867
Research and development	13,696	5,688	1,553

Total operating expenses	24,987	14,567	5,420

Loss from operations	(25,816)	(15,041)	(5,886)
Interest expense, net	(1,084)	(146)	(34)
Gain on previously held equity interests	—	4,290	—
Other expense, net	(1,208)	(71)	(2)

Net loss and comprehensive loss	(28,108)	(10,968)	(5,922)

Less: Net loss attributable to non-controlling interests	(1,790)	(2,530)	(2,458)

Net loss attributable to NantOmics	$(26,318)	$(8,438)	$(3,464)

The accompanying notes are an integral part of these consolidated and combined financial statements.

NantOmics, LLC and Subsidiaries

Consolidated and Combined Statements of Changes in Members’ Equity

(In thousands)

	SERIES A-1 UNITS		SERIES A-2 UNITS		SERIES B UNITS		ACCUMULATED DEFICIT	TOTAL NANTOMICS, LLC EQUITY	NON-CONTROLLING INTERESTS	TOTAL EQUITY
	UNITS	AMOUNT	UNITS	AMOUNT	UNITS	AMOUNT
Balance at December 31, 2012	—	$11,694	—	$—	—	$—	$(3,719)	$7,975	$682	$8,657
Cash contributions by parent	—	2,934	—	—	—	—	—	2,934	2,054	4,988
Stock based compensation expense	—	—	—	—	—	—	—	—	174	174
Net loss	—	—	—	—	—	—	(3,464)	(3,464)	(2,458)	(5,922)

Balance at December 31, 2013	—	$14,628	—	$—	—	$—	$(7,183)	$7,445	$452	$7,897
Acquisition of Five3G	7,805	7,805	—	—	—	—	—	7,805	1,850	9,655
Non-cash contributions by parent	1,000,000	2,459	—	—	—	—	—	2,459	—	2,459
Cash contributions by parent	—	2,184	—	—	—	—	—	2,184	816	3,000
Purchase of additional shares of OncoPlex	—	(2,558)	—	—	—	—	—	(2,558)	2,558	—
Transactions with non-controlling interests	—	222	—	—	—	—	—	222	79	301
Stock based compensation expense	—	—	—	—	8,250	327	—	327	251	578
Net loss	—	—	—	—	—	—	(8,438)	(8,438)	(2,530)	(10,968)

Balance at December 31, 2014	1,007,805	24,740	—	—	8,250	327	(15,621)	9,446	3,476	12,922
Exercise of OncoPlex warrants	—	(1,097)	—	—	—	—	—	(1,097)	1,097	—
Transactions with non-controlling interests	—	3,444	—	—	—	—	—	3,444	(1,617)	1,827
Acquisition of TRM	—	—	611	774	—	—	—	774	873	1,647
Issuance of membership interests	—	—	175,202	257,750	—	—	—	257,750	—	257,750
Stock based compensation expense	—	—	—	—	—	541	—	541	377	918
Net loss	—	—	—	—	—	—	(26,318)	(26,318)	(1,790)	(28,108)

Balance at December 31, 2015	1,007,805	$27,087	175,813	$258,524	8,250	$868	$(41,939)	$244,540	$2,416	$246,956

The accompanying notes are an integral part of these consolidated and combined financial statements.

NantOmics, LLC and Subsidiaries

Consolidated and Combined Statements of Cash Flows

(In thousands)

	YEAR ENDED DECEMBER 31,
	2015	2014	2013
Cash flows from operating activities:
Net loss	$(28,108)	$(10,968)	$(5,922)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	3,164	287	210
Amortization	2,369	1,745	783
Stock based compensation	1,293	578	174
Gain on previously owned investment in Five3G	—	(4,290)	—
Net realized losses on sales of marketable securities	2,162	—	—
Net unrealized changes in fair value of marketable securities	1,469	—	—
Other	90	69	31
Net changes in operating assets and liabilities, net of business combinations:
Accounts receivable, net	(76)	79	(133)
Related party accounts receivable, net	(3,111)	—	—
Prepaid and other current assets	(2,711)	(110)	52
Other assets	(9)	(39)	3
Accounts payable	300	201	(15)
Accrued expenses and other liabilities	1,390	1,084	(3)
Related party payables	5,370	846	—
Deferred revenue	7,260	—	—

Net cash used in operating activities	(9,148)	(10,518)	(4,820)

Cash flows from investing activities:
Restricted cash	—	—	4,361
Capital expenditures	(28,012)	(269)	(242)
Increase in intellectual property rights	(599)	(434)	(266)
Acquisition of businesses, net of cash acquired	(29)	(991)	—
Purchases of marketable securities	(201,330)	—	—
Proceeds from sales of marketable securities	191,002	—	—
Issuance of related party notes receivable	(10,000)	—	—
Purchase of non-controlling interests	(17,125)	—	—

Net cash (used in) provided by investing activities	(66,093)	(1,694)	3,853

Cash flows from financing activities:
Proceeds from (repayments of) notes payable	(53)	(56)	138
Repayments of capital lease obligations	(302)	(150)	(26)
Proceeds from (repayments of) related party promissory notes	15,385	9,394	(155)
Proceeds from issuance of Series A-2 units, net of issuance costs	158,566	—	—
Proceeds from investment by parent company, net of issuance costs	—	3,000	4,988
Proceeds from issuance of non-controlling interests	18,952	300	—

Net cash provided by financing activities	192,548	12,488	4,945

Net increase in cash and cash equivalents	117,307	276	3,978
Cash and cash equivalents, beginning of period	4,515	4,239	261

Cash and cash equivalents, end of period	$121,822	$4,515	$4,239

Supplemental disclosure of cash flow information:
Non-cash transactions:
Property acquired under capital leases	$336	$684	$—
Contributions of investment in Five3G by parent company	—	2,302	—
Contribution of note receivable by parent company	—	158	—
Acquisition of property and equipment included in accounts payable	2,496	—	—
Issuance of Series A-2 units in exchange for marketable securities	99,184	—	—
Supplemental cash flow information:
Cash paid for interest	60	38	39

The accompanying notes are an integral part of these consolidated and combined financial statements.

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts)

1. Description of Business and Basis of Presentation

Nature of Business

NantOmics, LLC (“NantOmics” or the “Company”), a Delaware limited liability company, was formed on September 20, 2012. The Company, together with its subsidiaries, delivers molecular diagnostic capabilities with the intent of providing actionable intelligence and molecularly driven decision support for cancer patients and their providers at the point of care. It also has a highly scalable cloud-based infrastructure capable of storing and processing thousands of genomes a day, computing genomic variances in near real-time and correlating proteomic pathway analysis with quantitative multiplexed protein expression analysis from the same micro-dissected tumor sample used for genomic analysis. NantOmics is a majority-owned subsidiary of NantWorks, LLC (“NantWorks”), which is a subsidiary of California Capital Equity, LLC (“Cal Cap”). The three companies were founded and are led by Dr. Patrick Soon-Shiong.

NantOmics conducts its operations directly and through the following subsidiaries, all of which are based in the United States.

■	Expression Pathology, Inc. doing business as OncoPlex Diagnostics (“OncoPlex”)—formed under the laws of the State of Maryland on December 6, 2001, provides molecular diagnostics through a CAP-accredited, CLIA-certified oncology laboratory linking clinical proteomics and genomics to support personalized patient care.

■	Five3 Genomics, LLC (“Five3G”)—formed under the laws of the State of Delaware on May 20, 2010, provides data processing and analysis services for personalized cancer therapy, matching treatments to specific genetic aberrations discovered in the cancer cells of individual patients.

■	NantCRO, LLC (“NantCRO”)—formed under the laws of the State of Delaware on April 4, 2014, provides clinical research services to support the pharmaceutical, biotechnology, medical device and various other industries.

■	Translational Research Management, LLC (“TRM”)—formed under the laws of the State of Delaware on October 23, 2009, is a management services organization building a nationwide network of community based oncology professionals dedicated to offering research studies to their patients.

Organization

On May 1, 2014, Cal Cap, along with a NantOmics affiliate, contributed the equity interests in the following entities to NantOmics:

■	OncoPlex—65.2% of equity on a fully diluted basis

■	Five3G—35.0% of equity on a fully diluted basis

Each of the entities noted above were originally acquired by certain of NantOmics’ affiliates, as described below.

OncoPlex

On April 29, 2011, Cal Cap purchased the shares of OncoPlex’s Series A-1 Preferred Stock, Series B Preferred Stock, and Common Stock, which represented an approximate 55.0% equity interest on a fully diluted basis. The purchase provided Cal Cap with a controlling financial interest in OncoPlex. On October 27, 2011, OncoPlex issued a $2,500 note to Cal Cap convertible into Series B Preferred Stock, plus a warrant to purchase up to 300 shares of OncoPlex’s Series B preferred stock. On December 6, 2012, OncoPlex issued a $5,000 note to an affiliate of Cal Cap, convertible into OncoPlex’s Series B preferred stock, plus a warrant to purchase up to 600 shares of OncoPlex’s Series B preferred stock. On May 1, 2014, Cal Cap and the affiliate transferred all of their shares of Series A preferred stock, Series B preferred stock, common stock, stock purchase warrants and convertible notes in OncoPlex to NantOmics.

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

1. Description of Business and Basis of Presentation (continued)

On May 14, 2015, the Company entered into an agreement to purchase the remaining shares of preferred and common stock of OncoPlex held by the non-controlling shareholders. The purchase was financed through a related party payable. Upon purchase of these shares, OncoPlex became a wholly-owned subsidiary of the Company and OncoPlex’s existing equity incentive plan was terminated. On June 22, 2015, the Company transferred these equity interests to NantWorks in exchange for settlement of the related party payable.

On August 20, 2015, the Company exercised two warrants to purchase a total of 900 shares of OncoPlex’s Series B preferred stock in exchange for $2,106 in cash. As a result of this transaction, the Company owned 83.1% of OncoPlex’s outstanding equity on a non-diluted basis.

Five3G

On January 6, 2011, Cal Cap purchased equity in Five3G representing 35.0% of the outstanding units on a fully diluted basis, in exchange for a commitment to provide up to $4,000 in capital contributions in the form of cash and back-office services. On May 1, 2014, Cal Cap contributed to NantOmics its 35.0% fully diluted equity interest in Five3G and a $200 convertible note issued by Five3G in favor of Cal Cap. Upon transfer, NantOmics converted the note into equity and executed an agreement with the founders of Five3G which provided for cash payments and issuances of NantOmics in exchange for the additional units in Five3G. As a result of this transaction, NantOmics held an 82.1% fully diluted ownership stake in Five3G (see Note 3).

NantCRO

On January 1, 2015, NantWorks contributed 100% of NantCRO’s outstanding equity interests to NantOmics.

TRM

On September 8, 2015, the Company acquired a 54.0% equity interest in TRM from Nant Health, LLC (“Nant Health”) in exchange for $250 in cash and 611 of NantOmics’ Series A-2 units.

Basis of Presentation

The consolidated and combined financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America.

The transfer and assignment by Cal Cap and an affiliate to NantOmics of the equity interests in the entities mentioned above are recorded and presented at their carryover basis since NantOmics and the transferors are under common control. The historical statements of operations, members’ equity and cash flows of OncoPlex and Five3G have been combined with the Company beginning on the date of inception of common control.

The accompanying consolidated and combined financial statements include the financial statements of entities in which the Company has a controlling financial interest. Equity interests of the Company’s subsidiaries that are not owned by the Company are referred to as non-controlling interests. Intercompany balances and transactions between the consolidated entities have been eliminated.

Certain reclassifications have been made to prior period amounts to conform to the current year presentation.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and assumptions used in the accompanying consolidated and combined financial statements are based upon

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

2. Summary of Significant Accounting Policies (continued)

management’s evaluation of the relevant facts and circumstances at the balance sheet date. On an ongoing basis, the Company evaluates its estimates, including those related to the accounts receivable allowance, useful lives of long-lived assets and intangible assets, and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which can affect the reported amounts of assets and liabilities as of the date of the consolidated and combined financial statements, as well as the reported amounts of revenue and expenses during the periods presented.

Non-Controlling Interests

Non-controlling interests are classified as a separate component of equity in the consolidated and combined balance sheets and statements of changes in members’ equity. Additionally, net loss attributable to non-controlling interests is reflected separately from consolidated net loss in the consolidated and combined statements of operations, and comprehensive loss and changes in members’ equity.

The Company records the non-controlling interests’ share of income or loss based on the percentage of ownership interest retained by the respective non-controlling interest holders. The net loss attributable to the members of NantOmics is the total consolidated net loss less the net loss attributable to the non-controlling interests.

Revenue Recognition

Revenue represents the consideration received or receivable from customers for products and services provided by the Company. We generate revenue from the following sources:

■	Genomic sequencing services—diagnostic services utilizing whole genome sequencing and RNA sequencing of a patient’s tumor, with the patient’s normal sample, to identify molecular alterations in the DNA and RNA of the patient’s tumor.

■	Quantitative Proteomics services—proprietary clinical services that allow oncologists to determine the optimal treatment plan for oncology patients, based on a molecular analysis of both the mutant genes and dysfunctional proteins that drive the cellular biochemistry responsible for an individual’s cancer.

■	Research services—contract research services for bio-pharmaceutical companies related to cancer drug development generally sold under fixed price contracts.

■	Other revenue—includes translational research services, the commercial sale of gene mutation and protein expression panel testing kits and license revenues based on net sales of the licensees’ use of the Company’s patented process.

The Company recognizes revenue when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the fee is fixed or determinable, and (4) collectability is reasonably assured.

Revenue for the Company’s genomic sequencing services is recognized when the Company delivers the completed report which summarizes the test’s results to its customer and all other revenue recognition criteria have been met.

The Company recognizes revenue on a cash basis when it cannot conclude that criterion (3) and (4) have been met. The Company currently recognizes revenue on a cash basis from sales of its proteomics services for which the Company receives payments from third-party payors and from patients who make co-payments, pay deductibles or from other amounts that the Company has been unable to collect from third-party payors. The Company expects to use judgment in its assessment of whether the fee is fixed or determinable and whether collectability is reasonably assured in determining when to recognize revenue in the future as it continues to gain payment experience with third-party payors and patients. Accordingly, the Company expects to recognize revenue on a cash basis for these customers until it has sufficient history to reliably estimate payment patterns.

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

2. Summary of Significant Accounting Policies (continued)

Research service revenue is recognized using the proportional performance method. Unless it is determined as part of the Company’s regular contract performance review that overall progress on a contract is not consistent with costs expended to date, the Company recognizes revenue based on the percentage of costs incurred to date in relation to total estimated costs expected upon completion of the contract.

Revenue from product sales is recognized upon shipment or delivery, depending on terms of the arrangement. License and royalty revenue is recognized in the period in which the royalty is earned.

For arrangements that include multiple elements, the Company identifies the separate units of accounting and allocates the total arrangement consideration to the units of accounting on the basis of their relative selling price. The selling price used for each deliverable is based on vendor-specific objective evidence of fair value (“VSOE”), if available, third party evidence of fair value (“TPE”) if VSOE is not available or the Company’s best estimate of selling price if neither VSOE nor TPE is available. In determining the units of accounting for these arrangements, the Company evaluates whether each deliverable has value to the customer on a standalone basis.

Deferred Revenue

The Company recognizes deferred revenue for amounts it bills its customers prior to satisfying the Company’s revenue recognition policy. The Company uses judgment in determining the period over which the deliverables are recognized as revenue. Non-current deferred revenue is expected to be earned more than one year after the balance sheet date.

Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are classified and disclosed in one of the following three categories:

■	Level 1—Quoted prices for identical assets or liabilities in active markets;

■	Level 2—Quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active or are directly or indirectly observable; and

■	Level 3—Unobservable inputs that reflect estimates and assumptions.

The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable, accounts payable and other current monetary assets and liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments.

The Company’s goodwill and intangible assets are measured at fair value on a non-recurring basis and are adjusted to fair value only if an impairment charge is recognized. During the years ended December 31, 2015, 2014 and 2013, there were no adjustments to the fair value of these assets.

Cash and Cash Equivalents

The Company considers all unrestricted, highly liquid investments with an initial maturity of three months or less to be cash equivalents. These amounts are stated at cost, which approximates fair value. As of December 31, 2015 and 2014, cash equivalents were deposited in financial institutions and consisted of immediately available fund balances. The funds were maintained at stable financial institutions, generally at amounts in excess of federally insured limits, which represent a concentration of credit risk. The Company has not experienced any losses on deposits of cash and cash equivalents to date. Amounts on deposit in excess of federally insured limits as of December 31, 2015 and 2014 are approximately $120,856 and $4,263, respectively.

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

2. Summary of Significant Accounting Policies (continued)

Restricted Cash

Restricted cash consists of cash held in a separate bank account as collateral in connection with the Company’s bank term loan (see Note 6). The Company had restricted cash of $139 as of December 31, 2015 and 2014.

Marketable Securities

The Company’s marketable securities consist of investments in mutual funds and are reported on the balance sheet at fair value based upon quoted market prices (see Note 7). Although the Company does not actively trade these investments, it classifies the marketable securities as trading securities. The cost of investments sold is determined on the specific identification method. Dividend and interest income are accrued as earned.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable and related party accounts receivable are generated from genomics sequencing services, research services, licenses and royalties and product sales to various commercial entities. The Company does not record accounts receivable associated with amounts billed to third-party payors and directly to patients for proteomics services because this revenue is recognized on a cash basis. Management determines the allowance for doubtful accounts by regularly evaluating the age of individual customer receivables and considering a customer’s financial condition, credit history and current economic conditions. Management has recorded an allowance for doubtful accounts for those amounts that it has determined may not be collectible.

Property and Equipment

Property and equipment received in connection with business combinations are recorded at fair value. Property and equipment acquired in the normal course of business are recorded at cost. Depreciation is computed on a straight line basis over the estimated useful lives of the related assets (see Note 4). Maintenance and repairs are charged to expense as incurred while expenditures for refurbishments and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. The estimated useful lives of the assets are as follows:

Equipment acquired under capital lease	3 to 5 years
Equipment and other	3 to 5 years
Computer equipment and software	3 to 4 years

Business Combinations

Business combinations are accounted for using the acquisition method of accounting. Under the acquisition method, assets acquired and liabilities assumed are recorded at their respective fair values as of the acquisition date. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Management routinely monitors the factors impacting the acquired assets and liabilities. Transaction related costs are expensed as incurred. The operating results of the acquired business are reflected in the Company’s consolidated and combined financial statements as of the acquisition date.

Goodwill and Intangible Assets

Goodwill acquired in a business combination and determined to have an indefinite useful life is not amortized but is tested for impairment annually or between annual tests when an impairment indicator exists. The Company evaluates goodwill based upon its reporting units, which are defined as operating segments or, in certain situations, one level below the operating segment. If an optional qualitative goodwill impairment assessment is not performed, the Company is required to determine the fair value of each reporting unit using a quantitative test. If a reporting unit’s fair value is lower than its carrying value, the Company must determine the amount of implied goodwill that would be established if the reporting unit was hypothetically acquired on the impairment test date. If the carrying amount of a reporting unit’s goodwill exceeds the amount of implied goodwill, an impairment loss equal to the excess would be recorded.

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

2. Summary of Significant Accounting Policies (continued)

The determination of fair value of a reporting unit is based on a combination of a market approach that considers benchmark company market multiples and an income approach that uses discounted cash flows for each reporting unit utilizing Level 3 inputs. Under the income approach, the Company determines the fair value based on the present value of the most recent income projections for each reporting unit and calculates a terminal value utilizing a terminal growth rate. The significant assumptions under this approach include, among others: income projections, which are dependent on sales to new and existing customers, new product introductions, customer behavior, competitor pricing, operating expenses, the discount rate, and the terminal growth rate. The cash flows used to determine fair value are dependent on a number of significant management assumptions based on historical experience, expectations of future performance and the expected economic environment. Estimates are subject to change given the inherent uncertainty in predicting future results. Additionally, the discount rate and the terminal growth rate are based on judgment of the rates that would be utilized by a hypothetical market participant.

Accounting guidance requires that definite-lived intangible assets be amortized over their respective estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The Company estimates the useful lives of the intangible assets and ratably amortizes the value over the estimated useful lives of those assets. If the estimates of the useful lives change, the Company will amortize the remaining book value over the remaining useful lives or, if an asset is deemed to be impaired, a write-down of the value of the asset to its fair value may be required at such time.

Research and Development Expenses

Research and development (“R&D”) costs are expensed as incurred and include salary and benefits, professional fees, laboratory supplies, depreciation on laboratory and computer equipment, patent fees and costs and allocated overhead expenses.

Stock Based Compensation

The Company accounts for stock based compensation by expensing the estimated grant date fair value of equity incentives and other equity instruments over the appropriate service period. The Company records amortization of stock based compensation expense on a straight-line basis over the appropriate service period of the grant, net of estimated forfeitures.

Income Taxes

The Company is a limited liability company that has subsidiaries that are limited liability companies and a subsidiary that is a corporation. The loss of the entities classified as pass-through entities for tax purposes flow directly through to the members of the Company.

The net loss of the corporation is accounted under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Tax benefits are recognized when it is more likely than not that a tax position will be sustained during an audit. Deferred tax assets are reduced by a valuation allowance if current evidence indicates that it is considered more likely than not that these benefits will not be realized. Management has evaluated the Company’s tax positions and has concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements. The Company is no longer subject to income tax examination by the U.S. federal, state or local tax authorities for years ended December 31, 2011 or prior.

Concentrations of Risk

For the year ended December 31, 2015, one customer accounted for 76% of the Company’s revenue. For the years ended December 31, 2014 and 2013, three customers accounted for 51% and 73%, respectively, of the Company’s revenue.

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), which amends the guidance in former Accounting Standards Codification (“ASC”) Topic 605, Revenue Recognition. This guidance requires that entities recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In July 2015, the FASB decided to delay the effective date of ASU 2014-09 by one year. As a result, non-public companies are required to apply the new standard to annual reporting periods beginning after December 15, 2018 and pubic companies are required to apply the new standard for fiscal years and interim periods within those fiscal years beginning after December 15, 2017. The Company is currently evaluating the impact that the provisions of ASC Topic 606 will have on its financial statements and disclosures.

In June 2014, the FASB issued ASU 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments when the Terms of an Award Provide that a Performance Target Could Be Achieved After the Requisite Service Period (ASU 2014-12). The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. ASU 2014-12 is effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Company does not expect this standard to have a material impact on its financial statements and disclosures.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (ASU 2014-15), which amends ASC Subtopic 205-40 to provide guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related disclosures. Specifically, the amendments (1) provide a definition of the term “substantial doubt,” (2) require an evaluation every reporting period, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated and (6) require an assessment for a period of one year after the date that financial statements are issued. ASU 2014-15 is effective for fiscal years ending after December 15, 2016, and for annual periods and interim periods thereafter. The Company does not expect this standard to have a material impact on its financial statements and disclosures.

In January 2015, the FASB issued ASU No. 2015-01, Income Statement—Extraordinary and Unusual Items (Subtopic 225-20); Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items , which eliminates the concept of extraordinary items, stating that the concept causes uncertainty because (1) it is unclear when an item should be considered both unusual and infrequent and (2) users do not find the classification and presentation necessary to identify those events and transactions. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015, with early adoption permitted provided the guidance is applied from the beginning of the fiscal year of adoption. The Company does not expect this standard to have an impact on its financial statements and disclosures upon adoption.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810)—Amendments to the Consolidation Analysis (ASU 2015-02). ASU 2015-02 affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. Specifically, the amendments (1) modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities, (2) eliminate the presumption that a general partner should consolidate a limited partnership, (3) affect the consolidated analysis of reporting entities that are involved with VIEs, and (4) provide a scope exception for certain entities. ASU 2015-02 is effective for interim and annual reporting periods beginning after December 15, 2015. The Company does not expect this standard to have an impact on its financial statements and disclosures upon adoption.

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

2. Summary of Significant Accounting Policies (continued)

In April 2015, the FASB issued ASU 2015-03, Interest—Imputation of Interest (Subtopic 835-30) (ASU 2015-03), which requires the debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with the presentation of debt discounts. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company does not expect this standard to have a material impact on its financial statements and disclosures.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes (ASU 2015-17), which provides guidance for balance sheet classification of deferred taxes. This standard requires that deferred tax assets and liabilities be classified as non-current on the balance sheet, and eliminates the prior guidance which required an entity to separate deferred tax liabilities and assets into a current amount and a noncurrent amount on the balance sheet. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The Company does not expect this standard to have a material impact on its financial statements and disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (ASU 2016-02), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities, including for operating leases, on the balance sheet and disclosing key information about leasing arrangements. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of ASU 2016-02 will have on its financial statements and disclosures.

3. Business Combinations

2015 Acquisition

TRM

On September 8, 2015, the Company acquired a 54.0% equity interest in TRM from NantHealth in exchange for $250 in cash and 611 of NantOmics’ Series A-2 units. NantHealth acquired its interest in TRM on the same date from a non-related selling member of TRM in exchange for paying that member $250 in cash and issuing 268 of its Series A units.

The Company accounted for the transaction with NantHealth as the acquisition of a business between entities under common control since both NantHealth and the Company are controlled by NantWorks. Therefore, the Company recognized the assets, liabilities and non-controlling interests of TRM at the amount recognized by NantHealth upon its application of the acquisition method. The difference between these amounts and the $250 cash paid to NantHealth was credited to the Company’s Series A-2 members’ equity.

The following table summarizes the total consideration for the acquisition:

AMOUNTS
Cash	$250
Value assigned to 611 Series A-2 units	774
Non-controlling interest of 46.0%	873

Total consideration	$1,897

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

3. Business Combinations (continued)

The value of the identifiable assets acquired for the TRM acquisition is shown in the table below:

AMOUNTS
Cash and cash equivalents	$221
Accounts receivable	106
Other assets	15
Current liabilities	(1,040)
Clinical study site relationships	1,400
Goodwill	1,195

Total fair value of net assets acquired	$1,897

The estimated useful life of the acquired clinical study site relationships intangible is four years. The excess of the purchase price over the net tangible and intangible assets of approximately $1,195 was recorded as goodwill, which primarily reflects the expected future benefits to be realized upon integrating TRM’s operations with those of the Company. The goodwill is not expected to be deductible for tax purposes.

The fair value of the non-controlling interest was calculated as 46.0% of the total fair value of TRM’s equity on the acquisition date.

2014 Acquisition

Five3G

On May 1, 2014, NantOmics converted its $200 convertible note issued by Five3G into one Five3G unit. Concurrently, the Company entered into an arrangement with certain of Five3G’s members to acquire their 50.7% non-diluted equity interest which provided the Company with control of Five3G. After the transaction, the Company owned 89.4% of Five3G’s equity interests on a non-diluted basis. The aggregate consideration for the acquisition was $17,437 and consisted of the issuance of 7,805 of NantOmics’ Series A-1 units and $1,033 in cash. The acquisition of Five3G allows the Company to bring together molecular diagnostic capabilities with the intent of providing actionable intelligence and molecularly driven decision support for cancer patients and their providers at the point of care.

Immediately prior to acquiring the units from the members of Five3G, NantOmics owned 36 units of Five3G which represented an approximate 38.7% equity interest on a non-diluted basis. Upon completion of the acquisition of the 50.7% interest, NantOmics re-measured its previously owned investment in Five3G at fair value as of the acquisition date and recognized a gain on its previously held equity interest of $4,290. The fair value of the 36 units of Five3G was calculated as 38.7% of the total fair value of Five3G’s equity on the acquisition date.

The following table summarizes the total consideration for the acquisition:

AMOUNTS
Cash	$1,033
Fair value of acquired 50.7% interest	7,805
Fair value of previously held 38.7% interest	6,749
Non-controlling interest of 10.6%	1,850

Total consideration	$17,437

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

3. Business Combinations (continued)

The fair value of the identifiable assets acquired for the Five3G acquisition is shown in the table below:

AMOUNTS
Cash and cash equivalents	$41
Accounts receivable	41
Fixed assets	21
Current liabilities	(189)
Developed technology	9,900
Goodwill	7,623

Total fair value of net assets acquired	$17,437

The estimated useful life of the acquired developed technology intangible is seven years. The excess of the purchase price over the net tangible and intangible assets of approximately $7,623 was recorded as goodwill, which primarily reflects the expected future benefits to be realized upon integrating Five3G’s operations with those of the Company. The goodwill is not expected to be deductible for tax purposes.

The fair value of the non-controlling interest was calculated as 10.6% of the total fair value of Five3G’s equity on the acquisition date.

Pro Forma Information

The unaudited pro forma results presented below include the effects of the TRM acquisition and the Five3G acquisition as if the acquisitions had been consummated as of January 1, 2013, with adjustments to give effect to pro forma events that are directly attributable to the acquisition.

	YEAR ENDED DECEMBER 31,
	2015	2014	2013
Net revenue	$5,609	$1,940	$1,260
Net loss attributable to NantOmics	(26,580)	(13,930)	(2,246)

The unaudited pro forma results do not reflect any operating efficiency or potential cost savings which may result from the consolidation of TRM and Five3G. Additionally, the unaudited pro forma results for the year ended December 31, 2014 were adjusted to exclude the non-recurring gain on the Company’s previously held equity interest in Five3G. This gain was included as a pro forma adjustment in the year ended December 31, 2013.

4. Property and Equipment

Property and equipment as of December 31, 2015 and 2014 consisted of the following:

	DECEMBER 31,
	2015	2014
Equipment acquired under capital leases	$1,639	$1,303
Equipment and other	30,207	540
Computer equipment and software	1,160	318

	33,006	2,161
Less: accumulated depreciation	(4,260)	(1,096)

Property and equipment, net	$28,746	$1,065

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

4. Property and Equipment (continued)

Depreciation expense was $3,164, $287 and $210 for the years ended December 31, 2015, 2014 and 2013, respectively.

5. Intangible Assets and Goodwill

Intangible Assets

As of December 31, 2015 and 2014, definite-lived intangible assets consisted of the following:

	DECEMBER 31, 2015
	INTELLECTUAL PROPERTY RIGHTS	DEVELOPED TECHNOLOGIES	CLINICAL STUDY SITE RELATIONSHIPS	TOTAL
Gross carrying amount	$1,907	$14,600	$1,400	$17,907
Accumulated amortization	(507)	(5,490)	(117)	(6,114)

Intangible assets, net	$1,400	$9,110	$1,283	$11,793

	DECEMBER 31, 2014
	INTELLECTUAL PROPERTY RIGHTS	DEVELOPED TECHNOLOGIES	CLINICAL STUDY SITE RELATIONSHIPS	TOTAL
Gross carrying amount	$1,459	$14,600	$—	$16,059
Accumulated amortization	(401)	(3,405)	—	(3,806)

Intangible assets, net	$1,058	$11,195	$—	$12,253

Intellectual property rights intangible assets primarily represent direct legal costs incurred to develop and protect intellectual property and register patents that are amortized using a straight-line method over an estimated useful life of ten years. Intellectual property licensing fees are charged to expense when incurred.

During the years ended December 31, 2015, 2014 and 2013, the Company abandoned the pursuit of three, one and one of its patents, respectively, and wrote off $90, $73 and $14, respectively, of the intangible intellectual property rights within operating expenses.

During the year ended December 31, 2015, the Company recorded $1,400 of intangible assets related to clinical study site relationships as a result of the TRM acquisition (see Note 3). The site relationships are amortized over a period of four years.

During the year ended December 31, 2014, the Company recorded $9,900 of intangible assets related to developed technologies as a result of the Five3G acquisition (see Note 3). Developed technologies are amortized over a period of seven years.

Amortization expense was $2,369, $1,745 and $783 for the years ended December 31, 2015, 2014 and 2013, respectively.

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

5. Intangible Assets and Goodwill (continued)

The estimated future amortization expense for the intangible assets that exist as of December 31, 2015 is as follows:

FOR THE YEAR ENDED DECEMBER 31,	AMOUNTS
2016	$2,637
2017	2,616
2018	2,164
2019	1,815
2020	1,575
Thereafter	986

$11,793

Goodwill

The changes in the net carrying amount of goodwill for the years ended December 31, 2015 and 2014 are provided below.

	YEAR ENDED DECEMBER 31,
	2015	2014
Balance at beginning of year:
Goodwill	$7,623	$—
Activity during the year:
Acquisitions (see Note 3)	1,195	7,623

Net activity during the year	1,195	7,623
Balance at end of year
Goodwill	8,818	7,623

Net balance at end of year	$8,818	$7,623

6. Notes Payable

Bank term loan

In May 2013, OncoPlex entered into a term loan with a bank in the amount of $138. Borrowings bear interest at 3.03% per annum, with 36 payments of principal and interest of $4 due monthly beginning in June 2013. The loan is collateralized by cash held in a restricted account at the bank, which is presented as restricted cash in the accompanying balance sheets at December 31, 2015 and 2014. The loan matures in May 2016.

As of December 31, 2015, the total term loan principal balance outstanding was $20, and is classified within other current liabilities.

TEDCO loan

In January 2008, OncoPlex obtained funding from Technology Development Company (“TEDCO”) in the amount of $75. Under the terms of this agreement, OncoPlex must repay this amount in quarterly payments, calculated as a percentage of revenue, up to a certain limit as defined in the agreement. The agreement also states that borrowings escalate in 25% increments each year the balance is outstanding, beginning in the second year, up to a maximum of 200% of the original amount funded, or $150. In the event OncoPlex receives an equity investment from a third-

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

6. Notes Payable (continued)

party, TEDCO may elect to allow amounts owed by OncoPlex to be exchanged for an equity investment by TEDCO under the same terms and conditions as the equity investment by the third party.

As of December 31, 2015 and 2014, $95 and $101, respectively, under this funding agreement was outstanding. Escalations are recorded as interest expense in the accompanying consolidated and combined statements of operations.

7. Fair Value Measurements

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 and 2014 consisted of the following:

	DECEMBER 31, 2015
	TOTAL FAIR VALUE	QUOTED PRICE IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Assets:
Cash and cash equivalents	$121,812	$121,812	$—	$—
Marketable securities	105,881	105,881	—	—

	DECEMBER 31, 2014
	TOTAL FAIR VALUE	QUOTED PRICE IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OTHER OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Assets:
Cash and cash equivalents	$4,515	$4,515	$—	$—

8. Commitments and Contingencies

Lease Arrangements

The Company leases equipment under various non-cancelable capital leases and office space under various operating leases, which expire at various dates through March 2026. Rental expense associated with operating leases is charged to expense in the year incurred and is included in the consolidated and combined statements of operations. Rent expense totaled $813, $197 and $164 for the years ended December 31, 2015, 2014 and 2013, respectively.

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

8. Commitments and Contingencies (continued)

The following is a schedule of the future minimum lease payments required under these leases as of December 31, 2015:

	CAPITAL LEASES	OPERATING LEASES
For the year end December 31,
2016	$327	$1,091
2017	288	1,194
2018	81	1,187
2019	—	1,211
2020	—	922
Thereafter	—	3,075

Total minimum lease payments	$696	$8,680

Less amount representing interest	(45)

Capital lease obligation, net of interest	651
Current portion of capital lease obligation	(293)

Non-current portion of capital lease obligation	$358

The Company classifies the current portion of capital lease obligations within other current liabilities. The Company is recognizing the total cost of its office leases ratably over the lease period. The difference between rent paid and rent expense is reflected as deferred rent and is classified within other non-current liabilities in the accompanying consolidated balance sheets.

Regulatory Matters

The Company is subject to regulatory oversight by the U.S. Food and Drug Administration and other regulatory authorities with respect to the development, manufacturing, and sale of some of the products. In addition, the Company is subject to the Health Insurance Portability and Accountability Act (“HIPAA”), the Health Information Technology for Economic and Clinical Health Act and related patient confidentiality laws and regulations with respect to patient information. The Company reviews the applicable laws and regulations regarding effects of such laws and regulations on its operations on an on-going basis and modifies operations as appropriate. The Company believes it is in substantial compliance with all applicable laws and regulations. Failure to comply with regulatory requirements could have a significant adverse effect on the Company’s business and operations.

Legal Matters

The Company is, from time to time, subject to claims and litigation arising in the ordinary course of business. The Company intends to defend vigorously any such litigation that may arise under all defenses that would be available to it. In the opinion of management, the ultimate outcome of proceedings of which management is aware, even if adverse to the Company, would not have a material adverse effect on the consolidated and combined financial statements. As legal proceedings are inherently unpredictable, the Company’s assessments involve significant judgment regarding future events.

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

9. Income Tax

The components of the provision (benefit) for income taxes are presented in the following table:

	YEAR ENDED DECEMBER 31,
	2015	2014
Current:
Federal	$—	$—
State	—	—

Total current provision	—	—
Deferred:
Federal	3,431	4,605
State	324	823
Less: valuation allowance	(3,755)	(5,428)

Total deferred benefit	—	—

Provision for income taxes	$—	$—

The Company’s provision for income taxes differs from the amount of income tax determined by applying the applicable federal and state statutory income tax rates to the loss before income taxes due to the valuation allowance for the full amount of the net deferred tax assets.

Since the losses of the pass-through entities flow directly to the members of the Company for tax purposes, no provision for income taxes has been reflected in the consolidated and combined financial statements for these entities.

Deferred income taxes reflect temporary differences in the recognition of revenue and expenses for income tax reporting and financial statement purposes. Significant components of the Company’s deferred tax assets as of December 31, 2015 and 2014 are as follows:

	DECEMBER 31,
	2015	2014
Deferred tax assets
Net operating loss carryforwards	$15,467	$10,321
Accrual to cash differences	370	1,883
Depreciation and amortization	61	(61)

	15,898	12,143
Less: Valuation allowance	(15,898)	(12,143)

Net deferred tax assets	$—	$—

The realization of deferred tax assets may be dependent on the Company’s ability to generate sufficient income in future years in the associated jurisdiction to which the deferred tax assets relate. The Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial performance. Based on the review of all positive and negative evidence, including a three year cumulative pre-tax loss, it was concluded that a full valuation allowance should be recorded against all net deferred tax assets at December 31, 2015 and 2014 as none of the deferred tax assets were more likely than not to be realized as of the balance sheet dates.

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

9. Income Tax (continued)

The Company paid no income taxes during the years ended December 31, 2015, 2014 and 2013. The Company has net operating loss (“NOL”) carryforwards available to offset future taxable income of approximately $42,219 as of December 31, 2015. The Company’s NOL carryforwards will expire, if not utilized, at various dates through 2035. Utilization of the NOL carryforwards may become subject to annual limitations due to ownership change limitations that could occur in the future as provided by Section 382 of the Internal Revenue Code of 1986, as amended, as well as similar state and foreign provisions. These ownership changes may limit the amount of the NOL carryforwards that can be utilized annually to offset future taxable income. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation in the United States resulting from past changes in ownership of its corporate subsidiary.

10. Members’ Equity

As of December 31, 2015, the Company had three series of outstanding membership interests: Series A-1, Series A-2 and Series B units. As of December 31, 2014, the Company had two series of outstanding membership interests: Series A-1 and Series B units.

Rights and Preferences

Series A-1 and A-2 Units

Each holder of the outstanding Series A-1 units is entitled to one vote on each matter submitted to a vote of the members. The members vote together as a single class on all matters on which they are entitled to vote and all actions taken by the members will be deemed approved upon consent by the members representing a majority of the outstanding Series A-1 units. Except for the initial capital contributions, no members are obligated to make additional contributions. Series A-2 units do not have any voting rights. The Series A-1 and A-2 units have the characteristics noted below.

Non-liquidating distributions—Holders of the Series A-1 and A-2 units are entitled to receive distributions from the Company as determined by its board of directors (the “Board”). Any non-liquidating distributions will be made to all members based on their respective percentage interests as of the distribution date.

Capital proceeds and liquidating distributions—The Board may make distributions of cash proceeds arising from the sale or other disposition of assets (“Capital Proceeds”) or upon liquidation, dissolution, or winding up of the Company (“Liquidating Distributions”). Prior to a qualified initial public offering (“IPO”), distributions of Capital Proceeds and Liquidating Distributions are made in the following order: first to the holders of the Series A-1 and A-2 units on a pro rata basis in proportion to the number of their Series A-1 and A-2 units, until their “Unreturned Capital” has been reduced to zero; second to the holders of Series B units (the “Series B Members”) on a pro rata basis in proportion to the number of their Series B units until their “Unreturned Capital”, if any, has been reduced to zero; and thereafter, to all members based on their respective percentage interests as of the distribution date. Each member’s “Unreturned Capital” is the difference between (1) the aggregate capital contributions by that member and (2) any Capital Proceeds or Liquidating Distributions previously distributed to that member. As of December 31, 2015 and 2014, the holders of the Series A-1 and A-2 units had cumulative Unreturned Capital balances of $1,268,712 and $1,007,805, respectively.

Upon a qualified IPO, the priority rights of the holders of the Series A-1, A-2 and B units will immediately terminate and distributions of Capital Proceeds or Liquidating Distributions will be made to the holders of the Series A-1, A-2 and B units based on their respective percentage interests as of the distribution date.

Series B Non-Voting Units

The Company has reserved an aggregate of 150,000 Series B units for issuance to employees, consultants, contractors and other service providers of the Company and its subsidiaries in consideration for bona fide services provided to the Company. Series B units do not have any voting or information rights.

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

10. Members’ Equity (continued)

The Series B units are considered profits interests of the Company and do not represent an interest in the capital of the Company, and would not entitle the Series B Members to receive distributions if the Company were liquidated immediately after the grant. Instead, the Series B Members are entitled to receive a pro rata allocation of a portion of the profit and loss of the Company arising after the date of the grant and distributions made out of a portion of the profits of the Company arising after the grant date of the Series B units.

Series B Members will not be entitled to receive any distributions until the aggregate distributions made by the Company exceed a hurdle amount applicable to those Series B units. The hurdle amount is determined by the Board at the date of issuance of such units. After all other members have received their applicable hurdle amount, the Series B Members will be entitled to receive their percentage interest of such excess distributions.

11. Stock based Compensation

The Company has various stock based compensation plans that it accounted for during the years ended December 31, 2015, 2014 and 2013, as described below.

NantOmics Profits Interests Plan

The Company reserved 150,000 Series B units for issuance to employees, consultants, contractors and other service providers of the Company pursuant to the Profits Interests Plan. As of December 31, 2015 and 2014, the Company had 10,514 and 8,250 Series B units outstanding, respectively. The fair value of these units was estimated at the date of grant using both an option pricing method and a probability weighted expected return method. The primary inputs used to estimate the grant date fair values are presented below:

	DECEMBER 31,
	2015	2014
Risk-free interest rate	1.32%	1.05%-1.23%
Expected dividend yield	0.0%	0.0%
Expected volatility	70.0%	50.0%
Expected life in years	3.5	3.5

The estimated volatility was based on the historical equity volatility of comparable companies.

During the year ended December 31, 2015, the Company granted 3,279 Series B units which provide the holders with the option to require the Company to purchase all of their vested Series B units at $1.484 per unit if the Company has not completed an initial public offering or a sale prior to June 30, 2019. These awards are measured at fair value at the end of each reporting period until settlement and are classified within other non-current liabilities on the consolidated balance sheets as of December 31, 2015.

A summary of the Company’s nonvested, liability-classified Series B units and changes during the year ended December 31, 2015 is presented below:

	NUMBER OF SERIES B UNITS OUTSTANDING	WEIGHTED AVERAGE GRANT DATE FAIR VALUE
Nonvested outstanding, beginning of year	—	$—
Granted	3,279	0.45
Vested	(775)	0.45
Forfeited	(53)	0.45

Nonvested outstanding, end of year	2,451	$0.45

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

11. Stock based Compensation (continued)

The Series B units granted during the year ended December 31, 2014 do not provide the holders with an option to require the Company to purchase the vested units and are therefore classified as a component of members’ equity in the consolidated balance sheets. A summary of the Company’s nonvested, equity-classified Series B units and changes during the year ended December 31, 2015 is presented below:

	NUMBER OF SERIES B UNITS OUTSTANDING	WEIGHTED AVERAGE GRANT DATE FAIR VALUE
Nonvested outstanding, beginning of year	8,250	$0.34
Vested	(187)	0.32

Nonvested outstanding, end of year	8,063	$0.34

During the years ended December 31, 2015 and 2014, the Company recognized total stock based compensation expense for the Series B units of $917 and $327, respectively. There was no stock based compensation for the Series B units during the year ended December 31, 2013. As of December 31, 2015, total unrecognized stock based compensation expense of approximately $2,998 is expected to be recognized over a weighted average period of 3.0 years.

OncoPlex Equity Incentive Plan

As of December 31, 2014, OncoPlex had reserved approximately 1,792 shares of common stock for issuance under an Equity Incentive Plan, which authorized the granting of stock options to provide incentives to selected employees, executives, nonemployee directors, and independent contractors in the form of incentive stock options, non-qualified stock options, stock appreciation rights, or restricted stock.

The fair value of each option award was estimated on the date of grant using an option pricing method. The weighted-average assumptions used are as follows for the years ended December 31, 2015 and 2014:

	DECEMBER 31,
	2015	2014
Risk-free interest rate	1.66%	1.66%
Expected dividend yield	0.0%	0.0%
Expected volatility	80.0%	80.0%
Expected life in years	5	5

The following is an analysis of issued and outstanding options to purchase shares of OncoPlex’s stock as of December 31, 2015:

	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Options outstanding, beginning of year	1,266	$2.18
Granted	30	2.35
Exercised	(795)	2.30
Forfeited	(348)	1.92
Terminated	(143)	2.35

Options outstanding, end of year	10	$2.35

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

11. Stock based Compensation (continued)

On May 14, 2015, all unvested stock options held by existing shareholders of OncoPlex were cancelled concurrent with the Company’s buyout of the OncoPlex non-controlling interests. All unrecognized stock based compensation expense was accelerated and recognized upon cancellation of the options.

As of December 31, 2015, options for 10 shares at an exercise price of $2.35 were vested and exercisable and remained outstanding. These options have a remaining contractual term of 6.3 years.

The Company recorded $377, $251 and $174 of stock based compensation expense during the years ended December 31, 2015, 2014 and 2013, respectively. During the years ended December 31, 2015, 2014 and 2013, the Company received $1,829, $0 and $0, respectively from employees upon exercise of options. In accordance with Company policy, the shares were issued from a pool of shares reserved for issuance under the plan.

12. Employee Retirement Plan

The Company has various employee retirement plans that it accounted for during the years ended December 31, 2015, 2014 and 2013.

NantOmics and Five3G

The Company has a qualified defined contribution plan through a NantWorks Retirement Plan (the “NantWorks 401(k) Plan”) under Section 401(k) of the Internal Revenue Code covering eligible employees, including employees at certain of its subsidiaries, who have completed 30 days of service. Employee contributions to the NantWorks 401(k) Plan are voluntary. The Company contributes a 100% match up to 3.0% of the participant’s eligible annual compensation, which contribution fully vests after three years of service. Participants’ contributions are limited to their annual tax deferred contribution limit as allowed by the Internal Revenue Service. For the years ended December 31, 2015, 2014 and 2013, the Company’s total matching contributions to the 401(k) Plan were $110, $38 and $0, respectively.

OncoPlex

OncoPlex has a qualified defined contribution plan profit sharing plan (the “OncoPlex 401(k) Plan”) under Section 401(k) of the Internal Revenue Code covering all employees who have completed one month of service. Participants may make voluntary contributions up the maximum allowed by law. OncoPlex contributions to the OncoPlex 401(k) Plan are at the discretion of OncoPlex management and vest to the participants ratably over a three-year period. OncoPlex made no contributions to the OncoPlex 401(k) Plan during the years ended December 31, 2015, 2014 and 2013.

13. Related Party Transactions

Investment by NantHealth and Exclusive Reseller Agreement

On June 19 and June 30, 2015, the Company issued a total of 168,464 of Series A-2 units to NantHealth in exchange for $250,000. Additionally, the Company issued 611 Series A-2 units to NantHealth related to the acquisition of TRM (see Note 3). The Series A-2 units owned by NantHealth represent approximately 14.3% of the Company’s total issued and outstanding membership interests. NantHealth is majority owned by NantWorks and is a transformational healthcare cloud-based IT company converging science and technology through a single integrated clinical platform, to provide actionable health information at the point of care.

In conjunction with the investment, the Company entered into an exclusive Reseller Agreement with NantHealth on June 19, 2015, pursuant to which the Company granted to NantHealth the exclusive right to resell the Company’s genomic sequencing and bioinformatics services to institutional customers (including insurers and self-insured healthcare providers) throughout the world. However, the Reseller Agreement does not provide NantHealth the right to resell such services for research or educational purposes, for consumer applications or for the development, evaluation, trial, analysis or regulatory approval of any pharmaceutical product or treatment. In exchange, the

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

13. Related Party Transactions (continued)

Company is entitled to a fixed, per service fee, determined based on the amount billed by NantHealth to its customer, with annual aggregate minimum fees beginning in 2016 of $2,000. The Company invoices for its services on a monthly basis and such invoices are due and payable within 45 days of receipt. The Reseller Agreement has an initial term through December 31, 2020 and renews automatically for successive one year periods, unless either party provides advance written notice of non-renewal or is earlier terminated by the Company or NantHealth. The Company also has the right to terminate the agreement for convenience on six months’ prior written notice, and each party has the right to terminate the agreement in the event there is a material, uncured breach or ineligibility for federal healthcare programming by the other party.

For the year ended December 31, 2015, the Company recognized $3,753 of revenue and has $3,111 of outstanding related party accounts receivable as of December 31, 2015 related to the Reseller Agreement. Substantially all of the revenue recognized by the Company during the year ended December 31, 2015 under the Reseller Agreement was related to a genomic sequencing services agreement between NantHealth and a university related to researching the genetic causes of certain hereditary diseases. Under that agreement, the university agreed to pay NantHealth $10,000 in exchange for the sequencing services. At the request of the university, certain public and private charitable 501(c)(3) non-profit organizations provided partial funding for the sequencing and related bioinformatics costs associated with the project. The Company’s Chairman and CEO serves as the CEO and a member of the board of directors of each of the organizations and by virtue of these positions, he may have influence or control over these organizations. The university was not contractually or otherwise required to use the Company’s molecular profiling solutions or any of its other products or services as part of the charitable gift.

NantWorks Shared Service Agreement

The consolidated and combined financial statements include significant transactions with NantWorks involving services provided to the Company pursuant to a Shared Services Agreement, such as public relations, information technology and cloud services, human resources and administration management, finance and risk management, facilities, procurement and travel, and corporate development and strategy. The costs of services have been directly charged or allocated to the Company by NantWorks using methods management believes are reasonable. These methods include reasonable estimates of percentages of NantWorks’ employees’ time or specific man hours, square footage percentage of shared facilities and infrastructure costs dedicated to the Company activities and specific reimbursement for services performed by third parties for NantWorks for the direct benefit of the Company. The Company was billed for such services at cost, without mark-up or profit for NantWorks, but including reasonable allocations of employee benefits, facilities and other direct or fairly allocated indirect costs that relate to the employees providing the services. The Company incurred $2,726, $598 and $0 of expenses during the years ended December 31, 2015, 2014 and 2013, respectively, related to general and administrative services provided by NantWorks. Such charges and allocations are not necessarily indicative of what would have been incurred if the Company had hired a third party to perform these services.

Related Party Payables

As of December 31, 2015 and 2014, the Company had related party payables of $6,232 and $846, respectively. The related party payables balance at December 31, 2015 primarily consists of $3,026 of short term borrowings from an affiliate, $1,423 owed to NantWorks pursuant to the Shared Services Agreement, and $1,427 for accrued and unpaid interest on the related party promissory notes. The related party payables balance as of December 31, 2014 primarily consists of $598 owed to NantWorks pursuant to the Shared Services Agreement as discussed above. The remaining balance represents accrued and unpaid interest on the related party promissory notes and amounts paid by affiliates on behalf of the Company.

Related Party Promissory Notes

On May 1, 2014, the Company executed a convertible demand promissory note with NantWorks. The principal amount of advances made by the related party to the Company pursuant to these notes totaled $9,779 and $9,394

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

(In thousands, except per unit amounts) (continued)

13. Related Party Transactions (continued)

as of December 31, 2015 and 2014, respectively. The note bears interest at a per annum rate of 3.0%, compounded annually and computed on the basis of the actual number of days in a year. As of December 31, 2015 and 2014, the total interest outstanding on this note amounted to $416 and $120, respectively, and is included in related party payables in the consolidated balance sheets.

NantWorks may, at its sole discretion, and at any time, convert the aggregate amount of the unpaid principal and any accrued and unpaid interest on the convertible promissory note into equity securities of the Company.

On March 5, 2015, the Company executed a demand promissory note with an affiliate. The principal amount of the advance made by the related party to the Company totaled $15,000 as of December 31, 2015. The note bears interest at a per annum rate of 8.0%, compounded annually and computed on the basis of the actual number of days elapsed and a year of 365 or 366 days, as the case may be. As of December 31, 2015, the total interest outstanding on this note amounted to $991 and is included in related party payables on the consolidated balance sheet.

On April 27, 2011, the Company executed a demand promissory note with an affiliate. The principal amount of the advance made by the related party to the Company totaled $75 as of December 31, 2015. The note bears interest at a per annum rate of 5.0%, compounded annually. As of December 31, 2015, the total interest outstanding on this note amounted to $20 and is included in related party payables on the consolidated balance sheet.

The unpaid principal and any accrued and unpaid interest on the convertible promissory note and the promissory note with the related parties are due and payable on demand. The Company may prepay the outstanding amounts at any time, either in whole or in part, without premium or penalty.

Related Party Note Receivable

On September 4, 2015, Mox Networks, LLC (“Mox”), an affiliate of the Company, executed a demand promissory note in favor of the Company. The principal amount of the initial advance made by the Company to Mox totaled $10,000. The note receivable bears interest at a per annum rate of 8.0%, compounded annually and computed on the basis of the actual number of days elapsed and a year of 365 or 366 days, as the case may be. The unpaid principal and any accrued and unpaid interest on the note receivable are due and payable by Mox on demand by the Company. Mox may prepay the outstanding amount at any time, either in whole or in part, without premium or penalty and without the prior consent of the Company.

14. Subsequent Events

The Company has evaluated subsequent events through April 4, 2016, the date on which the consolidated and combined financial statements were originally available to be issued. The Company updated its evaluation of subsequent events through May 11, 2016, the date on which the consolidated and combined financial statements were reissued. There are no significant events that require disclosure in these consolidated and combined financial statements, except as follows:

Related Party Notes Receivable

On January 4, 2016, NantCapital, LLC (“NantCapital”), an affiliate of the Company, executed a demand promissory note in favor of the Company. The principal amount of the advance made by the Company to NantCapital totaled $112,666. The note receivable bears interest at a per annum rate of 5.0%, compounded annually and computed on the basis of the actual number of days elapsed and a year of 365 or 366 days, as the case may be. The unpaid principal and any accrued and unpaid interest on the note receivable are due and payable by NantCapital on demand by the Company in either (i) cash, (ii) equity of NantHealth, to the extent such equity is owned by NantCapital, (iii) Series A-2 units of the Company or (iv) any combination of the foregoing, all at the option of the Company. Subject to the preceding sentence, NantCapital may prepay the outstanding amount at any time, either in whole or in part, without premium or penalty and without the prior consent of the Company.

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

14. Subsequent Events (continued)

On January 22, 2016, NantHealth executed a demand promissory note in favor of the Company. The principal amount of the initial advance made by the Company to NantHealth totaled $20,000. On March 8, 2016, the Company made a second advance to NantHealth for $20,000. The note receivable bears interest at a per annum rate of 5.0%, compounded annually and computed on the basis of the actual number of days elapsed and a year of 365 or 366 days, as the case may be. The unpaid principal and any accrued and unpaid interest on the note receivable are due and payable by NantHealth on demand by the Company. NantHealth may prepay the outstanding amount at any time, either in whole or in part, without premium or penalty and without the prior consent of the Company. On May 9, 2016, NantHealth executed an amended and restated demand promissory note in favor of the Company which provides that all unpaid principal of each advance owed to the Company and any accrued and unpaid interest will convert automatically into shares of NantHealth’s common stock at the time of pricing of NantHealth’s initial public offering (“IPO”) based on the IPO price. No other terms of the note receivable were changed.

On February 24 and March 8, 2016, the Company advanced $5,559 and $14,000, respectively, to Mox under the demand promissory note executed on September 4, 2015. Other than the additional advances, all terms of the note receivable remained the same (see Note 13).

Repayments of Related Party Promissory Notes

On January 22, 2016, the Company made a payment of $1,236 as a partial repayment of multiple advances made pursuant to the convertible demand promissory note with NantWorks. The repayment amount consisted of $1,196 of principal and $40 of accrued interest.

On March 30, 2016, the Company transferred marketable securities having a fair value of $8,730 as a partial repayment of multiple advances made pursuant to the convertible demand promissory note with NantWorks. The repayment amount consisted of $8,287 of principal and $443 of accrued interest. After the repayment, the amount of principal outstanding under the note was $296.

On March 30, 2016, the Company also transferred marketable securities having a fair value of $16,292 as complete repayment of the demand promissory note with its affiliate. The repayment amount consisted of $15,000 of principal and $1,292 of accrued interest.

Amended and Restated Reseller Agreement

On May 9, 2016, the Company and NantHealth executed an Amended and Restated Reseller Agreement, pursuant to which the Company granted to NantHealth the worldwide, exclusive right to resell the Company’s quantitative proteomic analysis services, as well as related consulting and other professional services, to institutional customers (including insurers and self-insured healthcare providers) throughout the world. NantHealth retains its existing rights to resell the Company’s genomic sequencing and bioinformatics services and the Company continues to have the right to receive a fixed, per-service fee, determined based on the amount billed by NantHealth to its customer.

The Amended and Restated Reseller Agreement grants to NantHealth the right to renew the agreement (with exclusivity) for up to three renewal terms, each lasting three years, if NantHealth achieves projected volume thresholds, as follows: (i) the first renewal option can be exercised if NantHealth completes at least 300 tests between June 19, 2015 and June 30, 2020; (ii) the second renewal option can be exercised if NantHealth completes at least 570 tests between July 1, 2020 and June 30, 2023; and (iii) the third renewal option can be exercised if NantHealth completes at least 760 tests between July 1, 2023 and June 30, 2026. If NantHealth does not meet the applicable volume threshold during the initial term or the first or second exclusive renewal terms, NantHealth can renew for a single additional three year term, but only on a non-exclusive basis.

In addition to the existing annual aggregate minimum fees owed by NantHealth to the Company for each of the calendar years from 2016 through 2020 and subject to NantHealth exercising at least one of its renewal options described above, the Amended and Restated Reseller Agreement requires NantHealth to pay annual minimum fees

NantOmics, LLC and Subsidiaries

Notes to Consolidated and Combined Financial Statements

14. Subsequent Events (continued)

to the Company of at least $25,000 per year for each of the calendar years from 2021 through 2023 and $50,000 per year for each of the calendar years from 2024 through 2029.

Investment in Genos Research, Inc.

On May 9, 2016, the Company purchased 1,447 shares of Series A-1 preferred stock from Genos Research, Inc. (“Genos”) at a purchase price of $1,500, or $1.03672 per share. The Company also agreed to purchase an additional 4,341 shares of Genos’ Series A-1 preferred stock at a purchase price of $4,500 or $1.03672 per share if Genos achieves a defined operational milestone within 120 days of the Company’s initial investment. The Company has the right to make the additional investment even if Genos fails to meet the milestone. The initial shares purchased by the Company represent 18.6% of Genos’ issued and outstanding shares on an as-converted basis.

NantOmics, LLC and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands)

	MARCH 31, 2015	DECEMBER 31, 2014
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$16,427	$4,515
Restricted cash	139	139
Accounts receivable, net of allowance of $0 at March 31, 2015 and December 31, 2014	131	102
Prepaid expenses and other current assets	229	148

Total current assets	16,926	4,904

Property and equipment, net	15,090	1,065
Goodwill	7,623	7,623
Intangible assets, net	11,742	12,253
Other assets	85	85

Total non-current assets	34,540	21,026

Total assets	$51,466	$25,930

Liabilities and Members’ Equity
Current liabilities
Accounts payable	$908	$382
Accrued expenses	1,113	1,595
Related party payables	1,284	846
Related party promissory notes	24,779	9,394
Other current liabilities	228	244

Total current liabilities	28,312	12,461
Non-current liabilities
Notes payable	111	122
Capital lease obligations	385	425
Deferred revenue	7,250	—

Total non-current liabilities	7,746	547

Total liabilities	36,058	13,008

Members’ equity
Series A-1 units: 1,007,805 units issued and outstanding at March 31, 2015 and December 31, 2014	24,740	24,740
Series A-2 units: 6,739 and 0 units issued and outstanding at March 31, 2015 and December 31, 2014, respectively	7,750	—
Series B units: 8,250 units issued and outstanding at March 31, 2015 and December 31, 2014	462	327
Accumulated deficit	(20,697)	(15,621)

Total NantOmics members’ equity	12,255	9,446
Non-controlling interests	3,153	3,476

Total members’ equity	15,408	12,922

Total liabilities and members’ equity	$51,466	$25,930

See accompanying notes to unaudited condensed consolidated and combined financial statements.

NantOmics, LLC and Subsidiaries

Condensed Consolidated and Combined Statements of Operations

(Unaudited)

(In thousands)

	THREE MONTHS ENDED MARCH 31,
	2015	2014
Revenue:
Net revenue	$205	$89
Cost of Revenue:
Cost of revenue	121	37
Amortization of acquisition-related assets	168	168

Total cost of revenue	289	205

Gross loss	(84)	(116)
Operating Expenses:
Selling, general and administrative	2,598	1,663
Research and development	2,569	545

Total operating expenses	5,167	2,208

Loss from operations	(5,251)	(2,324)
Interest expense, net	(168)	(3)
Other (expense) income, net	(50)	3

Net loss	(5,469)	(2,324)
Less: Net loss attributable to non-controlling interests	(393)	(580)

Net loss attributable to NantOmics	$(5,076)	$(1,744)

See accompanying notes to unaudited condensed consolidated and combined financial statements.

NantOmics, LLC and Subsidiaries

Condensed Consolidated Statement of Changes in Members’ Equity

(Unaudited)

(In thousands)

	SERIES A-1 UNITS		SERIES A-2 UNITS		SERIES B UNITS		ACCUMULATED DEFICIT	TOTAL NANTOMICS, LLC EQUITY	NON-CONTROLLING INTERESTS	TOTAL EQUITY
	UNITS	AMOUNT	UNITS	AMOUNT	UNITS	AMOUNT
Balance at December 31, 2014	1,007,805	$24,740	—	$—	8,250	$327	$(15,621)	$9,446	$3,476	$12,922
Issuance of membership interest	—	—	6,739	7,750	—	—	—	7,750	—	7,750
Stock based compensation expense	—	—	—	—	—	135	—	135	70	205
Net loss	—	—	—	—	—	—	(5,076)	(5,076)	(393)	(5,469)

Balance at March 31, 2015	1,007,805	$24,740	6,739	$7,750	8,250	$462	$(20,697)	$12,255	$3,153	$15,408

See accompanying notes to unaudited condensed consolidated and combined financial statements.

NantOmics, LLC and Subsidiaries

Condensed Consolidated and Combined Statements of Cash Flows

(Unaudited)

(In thousands)

	THREE MONTHS ENDED MARCH 31,
	2015	2014
Cash flows from operating activities:
Net loss	$(5,469)	$(2,324)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	347	52
Amortization	561	196
Stock based compensation	205	63
Write-off of abandoned intellectual property rights	46	—
Net changes in operating assets and liabilities, net of business combinations:
Accounts receivable, net	(29)	80
Prepaid expenses and other assets	(81)	(16)
Accounts payable	526	(30)
Accrued expenses and other liabilities	(481)	102
Related party payables	438	122
Deferred revenue	7,250	—

Net cash provided by (used in) operating activities	3,313	(1,755)

Cash flows from investing activities:
Capital expenditures	(14,354)	(46)
Increase in intellectual property rights	(96)	(30)

Net cash used in investing activities	(14,450)	(76)

Cash flows from financing activities:
Repayments made under note payable	(11)	(11)
Repayments on capital lease obligations	(75)	(40)
Proceeds from related party promissory notes	15,385	—
Proceeds from issuance of Series A-2 units	7,750	—
Proceeds from investment by parent company, net of issuance costs	—	3,000
Proceeds from issuance of non-controlling interests	—	150

Net cash provided by financing activities	23,049	3,099

Net increase in cash and cash equivalents	11,912	1,268
Cash and cash equivalents, beginning of period	4,515	4,239

Cash and cash equivalents, end of period	$16,427	$5,507

Supplemental disclosure of cash flow information:
Non-cash transactions:
Property acquired under capital leases	$18	$380
Supplemental cash flow information:
Cash paid for interest	14	5

See accompanying notes to unaudited condensed consolidated and combined financial statements.

NantOmics, LLC and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements

(Unaudited)

(In thousands, except per unit amounts)

1. Basis of Presentation and Description of Business

Certain information and note disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted, although the Company believes that the disclosures made are adequate to make the information not misleading. In the opinion of management, the accompanying unaudited condensed consolidated and combined financial statements reflect all adjustments, which consist of normal recurring adjustments unless otherwise disclosed, considered necessary for a fair presentation of the Company’s financial position as of March 31, 2015 and its operating results and cash flows for the interim periods presented. The financial information presented herein should be read in conjunction with the consolidated and combined financial statements for the years ended December 31, 2014 and 2013, which includes information and disclosures not included in this quarterly report.

Nature of Business

NantOmics, LLC (“NantOmics” or the “Company”), a Delaware limited liability company, was formed on September 20, 2012. The Company, together with its subsidiaries, delivers molecular diagnostic capabilities with the intent of providing actionable intelligence and molecularly driven decision support for cancer patients and their providers at the point of care. It also has a highly scalable cloud-based infrastructure capable of storing and processing thousands of genomes a day, computing genomic variances in near real-time and correlating proteomic pathway analysis with quantitative multiplexed protein expression analysis from the same micro-dissected tumor sample used for genomic analysis. NantOmics is a majority-owned subsidiary of NantWorks, LLC (“NantWorks”), which is a subsidiary of California Capital Equity, LLC (“Cal Cap”). The three companies were founded and are led by Dr. Patrick Soon-Shiong.

NantOmics conducts its operations directly and through the following subsidiaries, all of which are based in the United States as of March 31, 2015:

■	Expression Pathology, Inc. doing business as OncoPlex Diagnostics (“OncoPlex”)—formed under the laws of the State of Maryland on December 6, 2001, provides molecular diagnostics through a CAP-accredited, CLIA-certified oncology laboratory linking clinical proteomics and genomics to support personalized patient care.

■	Five3 Genomics, LLC (“Five3G”)—formed under the laws of the State of Delaware on May 20, 2010, provides data processing and analysis services for personalized cancer therapy, matching treatments to specific genetic aberrations discovered in the cancer cells of individual patients.

■	NantCRO, LLC (“NantCRO”)—formed under the laws of the State of Delaware on April 4, 2014, provides clinical research services to support the pharmaceutical, biotechnology, medical device and various other industries.

Organization

On May 1, 2014, Cal Cap, along with a NantOmics’ affiliate, contributed the equity interests in the following entities to NantOmics:

■	OncoPlex—65.2% of equity on a fully diluted basis

■	Five3G—35.0% of equity on a fully diluted basis

Each of the entities noted above were originally acquired by certain of NantOmics’ affiliates, as described below.

On January 1, 2015, NantWorks contributed 100%, on a fully diluted basis, of NantCRO’s outstanding equity interests to NantOmics.

NantOmics, LLC and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements

(Unaudited)

(In thousands, except per unit amounts) (continued)

1. Basis of Presentation and Description of Business (continued)

OncoPlex

On April 29, 2011, Cal Cap purchased the shares of OncoPlex’s Series A-1 preferred stock, Series B preferred stock, and common stock, which represented an approximate 55.0% equity interest on a fully diluted basis. The purchase provided Cal Cap with a controlling financial interest in OncoPlex. On October 27, 2011, OncoPlex issued a $2,500 note to Cal Cap, convertible into Series B preferred stock, plus a warrant to purchase up to 600 shares of OncoPlex’s Series B preferred stock. On December 6, 2012, OncoPlex issued a $5,000 note to an affiliate of Cal Cap, convertible into OncoPlex’s Series B preferred stock, plus a warrant to purchase up to 300 shares of OncoPlex’s Series B preferred stock. On May 1, 2014, Cal Cap and the affiliate transferred all of their shares of Series A preferred stock, Series B preferred stock, common stock, stock purchase warrants and convertible notes in OncoPlex to NantOmics.

Five3G

On January 6, 2011, Cal Cap purchased equity in Five3G representing 35.0% of the outstanding units on a fully diluted basis, in exchange for a commitment to provide up to $4,000 in capital contributions in the form of cash and back office services. On May 1, 2014, Cal Cap contributed to NantOmics its 35.0% fully diluted equity interest in Five3G and a $200 convertible note issued by Five3G in favor of Cal Cap. Upon transfer, NantOmics converted the note into equity and executed an agreement with the founders of Five3G which provided for cash payments and the issuance of NantOmics’ equity in exchange for the additional units in Five3G. As a result of this transaction, NantOmics held an 82.1% fully diluted ownership stake in Five3G.

Basis of Presentation

The condensed consolidated and combined financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America.

The transfer and assignment by Cal Cap, NantWorks and an affiliate to NantOmics of the equity interests in the entities mentioned above are recorded and presented at their carryover basis since NantOmics and the transferors are under common control. The historical statements of operations, members’ equity and cash flows of OncoPlex and Five3G have been combined with the Company beginning on the date of inception of common control. The contribution of NantCRO is reflected in the Company’s condensed consolidated and combined financial statements as of January 1, 2015 since the entity had no significant operations prior to the contribution.

The accompanying condensed consolidated and combined financial statements include the financial statements of entities in which the Company has a controlling financial interest. The third-party holdings of equity interests are referred to as non-controlling interests. Intercompany balances and transactions between the consolidated entities have been eliminated.

2. Summary of Significant Accounting Policies

With the exception of the policy below, there have been no material changes to the significant accounting policies disclosed in the Company’s consolidated and combined financial statements for the years ended December 31, 2014 and 2013.

Deferred Revenue

The Company records deferred revenue for amounts it bills its customers prior to satisfying the Company’s revenue recognition policy. The Company uses judgment in determining the period over which the deliverables are recognized as revenue. Non-current deferred revenue is expected to be earned more than one year after the balance sheet date.

NantOmics, LLC and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements

(Unaudited)

(In thousands, except per unit amounts) (continued)

3. Property and Equipment, net

As of March 31, 2015 and December 31, 2014, property and equipment consisted of the following:

	MARCH 31, 2015	DECEMBER 31, 2014
Equipment acquired under capital leases	$1,321	$1,303
Equipment and other	14,750	540
Computer equipment and software	462	318

	16,533	2,161
Less: accumulated depreciation	(1,443)	(1,096)

Property and equipment, net	$15,090	$1,065

Depreciation expense was $347 and $52, for the three month periods ended March 31, 2015 and 2014, respectively.

4. Intangible Assets, net

Intangible Assets

As of March 31, 2015 and December 31, 2014, definite-lived intangible assets consisted of the following:

	MARCH 31, 2015
	INTELLECTUAL PROPERTY RIGHTS	DEVELOPED TECHNOLOGIES	TOTAL
Gross carrying amount	$1,463	$14,600	$16,063
Accumulated amortization	(395)	(3,926)	(4,321)

Intangible assets, net	$1,068	$10,674	$11,742

	DECEMBER 31, 2014
	INTELLECTUAL PROPERTY RIGHTS	DEVELOPED TECHNOLOGIES	TOTAL
Gross carrying amount	$1,459	$14,600	$16,059
Accumulated amortization	(401)	(3,405)	(3,806)

Intangible assets, net	$1,058	$11,195	$12,253

Intellectual property rights intangible assets primarily represent direct legal costs incurred to develop and protect intellectual property and register patents that are amortized using a straight-line method over an estimated useful life of ten years. Intellectual property licensing fees are charged to expense when incurred.

During the three month period ended March 31, 2015, the Company wrote off $46 of intangible intellectual property rights as an expense within operating expenses.

During the year ended December 31, 2014, the Company recorded $9,900 of intangible assets related to developed technologies as a result of the Five3G acquisition. Developed technologies are amortized over a period of seven years.

NantOmics, LLC and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements

(Unaudited)

(In thousands, except per unit amounts) (continued)

5. Notes Payable

Bank term loan

In May 2013, OncoPlex entered into a term loan with a bank in the amount of $138. Borrowings bear interest at 3.03% per annum, with 36 payments of principal and interest of $4 due monthly beginning in June 2013. The loan is collateralized by cash held in a restricted account at the bank, which is presented as restricted cash in the accompanying condensed consolidated balance sheets at March 31, 2015 and December 31, 2014. The loan matures in May 2016.

As of March 31, 2015, the total term loan principal balance outstanding was $56, of which $46 is classified as a current liability, and $10 is scheduled to mature in May 2016 and is classified as the non-current portion of this term loan.

As of December 31, 2014, the total term loan principal balance outstanding was $67, of which $46 is due in 2015 and classified as a current liability, and $21 is scheduled to mature in May 2016 and is classified as the non-current portion of this term loan.

TEDCO loan

In January 2008, OncoPlex obtained funding from Technology Development Company (“TEDCO”) in the amount of $75. Under the terms of this agreement, OncoPlex must repay this amount in quarterly payments, calculated as a percentage of revenue, up to a certain limit as defined in the agreement. The agreement also states that borrowings escalate in 25% increments each year the balance is outstanding, beginning in the second year, up to a maximum of 200% of the original amount funded, or $150. In the event OncoPlex receives an equity investment from a third-party, TEDCO may elect to allow amounts owed by OncoPlex to be exchanged for an equity investment by TEDCO under the same terms and conditions as the equity investment by the third party.

Under this funding agreement, $101 was outstanding as of March 31, 2015 and December 31, 2014. Escalations are recorded as interest expense in the accompanying condensed consolidated and combined statements of operations.

6. Commitments and Contingencies

Lease Arrangements

The Company leases equipment under various non-cancelable capital leases and office space under an operating lease, which expire on various dates through March 2026. Rental expense associated with operating leases is charged to expense in the year incurred and is included in the condensed consolidated and combined statements of operations. Rent expense totaled $61 and $41 for the three month periods ended March 31, 2015 and 2014, respectively.

Regulatory Matters

The Company is subject to regulatory oversight by the U.S. Food and Drug Administration and other regulatory authorities with respect to the development, manufacturing, and sale of some of the products. In addition, the Company is subject to the Health Insurance Portability and Accountability Act (“HIPAA”), the Health Information Technology for Economic and Clinical Health Act and related patient confidentiality laws and regulations with respect to patient information. The Company reviews the applicable laws and regulations regarding effects of such laws and regulations on its operations on an on-going basis and modifies operations as appropriate. The Company believes it is in substantial compliance with all applicable laws and regulations. Failure to comply with regulatory requirements could have a significant adverse effect on the Company’s business and operations.

NantOmics, LLC and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements

(Unaudited)

(In thousands, except per unit amounts) (continued)

6. Commitments and Contingencies (continued)

Legal Matters

The Company is, from time to time, subject to claims and litigation arising in the ordinary course of business. The Company intends to defend vigorously any such litigation that may arise under all defenses that would be available to it. In the opinion of management, the ultimate outcome of proceedings of which management is aware, even if adverse to the Company, would not have a material adverse effect on the consolidated and combined financial statements. As legal proceedings are inherently unpredictable, the Company’s assessments involve significant judgment regarding future events.

7. Members’ Equity

As of March 31, 2015 and December 31, 2014, the Company had three series of outstanding membership interests: Series A-1, Series A-2 and Series B units.

Rights and Preferences

Series A-1 and A-2 Units

Each holder of the outstanding Series A-1 units is entitled to one vote on each matter submitted to a vote of the members. The members vote together as a single class on all matters on which they are entitled to vote and all actions taken by the members will be deemed approved upon consent by the members representing a majority of the outstanding Series A-1 units. Except for the initial capital contributions, no members are obligated to make additional contributions. Series A-2 units do not have any voting rights. The Series A-1 and A-2 units have the characteristics noted below.

Non-liquidating distributions—Holders of the Series A-1 and A-2 units are entitled to receive distributions from the Company as determined by its board of directors (the “Board”). Any non-liquidating distributions will be made to all members based on their respective percentage interests as of the distribution date.

Capital proceeds and liquidating distributions—The Board may make distributions of cash proceeds arising from the sale or other disposition of assets (“Capital Proceeds”) or upon liquidation, dissolution, or winding up of the Company (“Liquidating Distributions”). Prior to a Qualified initial public offering, distributions of Capital Proceeds and Liquidating Distributions are made in the following order: first to the holders of the Series A-1 and A-2 units on a pro rata basis in proportion to the number of their Series A-1 and A-2 units, until their “Unreturned Capital” has been reduced to zero; second to the holders of Series B units (the “Series B Members”) on a pro rata basis in proportion to the number of their Series B units until their “Unreturned Capital” has been reduced to zero subject to a hurdle amount as discussed below; and thereafter, to all members based on their respective percentage interests as of the distribution date. Each member’s “Unreturned Capital” is the difference between (1) the aggregate capital contributions by that member and (2) any Capital Proceeds or Liquidating Distributions previously distributed to that member. As of March 31, 2015 and December 31, 2014, the holders of the Series A-1 and A-2 units had cumulative Unreturned Capital balances of $1,017,805 and $1,007,805, respectively.

Upon a Qualified IPO, the priority rights of the holders of the Series A-1, A-2 and B units will immediately terminate and distributions of Capital Proceeds or Liquidating Distributions will be made to the holders of the Series A-1, A-2 and B units based on their respective percentage interests as of the distribution date.

Series B Non-Voting Units

The Company has reserved an aggregate of 150,000 Series B units for issuance to employees, consultants, contractors and other service providers of the Company and its subsidiaries in consideration for bona fide services provided to the Company. Series B units do not have any voting or information rights. Except for the initial capital contributions, the Series B Members are not obligated to make additional contributions.

NantOmics, LLC and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements

(Unaudited)

(In thousands, except per unit amounts) (continued)

7. Members’ Equity (continued)

The Series B units are considered profits interests of the Company and do not represent an interest in the capital of the Company, and would not entitle the Series B Members to receive distributions if the Company were liquidated immediately after the grant. Instead, the Series B Members are entitled to receive a pro rata allocation of a portion of the profit and loss of the Company arising after the date of the grant and distributions made out of a portion of the profits of the Company arising after the grant date of the Series B units.

Series B Members will not be entitled to receive any distributions until the aggregate distributions made by the Company exceed a hurdle amount applicable to those Series B units. The hurdle amount is determined by the Board at the date of issuance of such units. After all other members have received their applicable hurdle amount, the Series B Members will be entitled to receive their percentage interest of such excess distributions.

8. Stock based Compensation

The Company has various plans that it accounted for during the three month periods ended March 31, 2015 and 2014, as described below.

NantOmics Profits Interests Plan

The Company has reserved 150,000 Series B units for issuance to employees, consultants, contractors and other service providers of the Company pursuant to the Profits Interests Plan. As of March 31, 2015 and December 31, 2014, the Company had 8,250 Series B units outstanding.

During the three month periods ended March 31, 2015 and 2014, the Company recognized stock based compensation for the Series B units of $135 and $0, respectively. Total stock based compensation expense of approximately $2,188 is expected to be recognized on a straight-line basis over the next 4.1 years for the unvested Series B units outstanding as of March 31, 2015.

OncoPlex Equity Incentive Plan

As of March 31, 2015, OncoPlex has reserved approximately 1,792 shares of common stock for issuance under an equity incentive plan, which authorizes the granting of stock options to provide incentives to selected employees, executives, nonemployee directors, and independent contractors in the form of incentive stock options, non-qualified stock options, stock appreciation rights, or restricted stock.

The Company recorded $70 and $63 of compensation cost related to stock options during the three month periods ended March 31, 2015 and 2014, respectively. During the three month periods ended March 31, 2015 and 2014, the Company received no amount from employees upon exercise of options. In accordance with Company policy, the shares were issued from a pool of shares reserved for issuance under the plan. The equity incentive plan was terminated in May 2015 upon the Company’s acquisition of the non-controlling interests (see Note 10).

9. Related Party Transactions

NantWorks Shared Service Agreement

The condensed consolidated and combined financial statements include significant transactions with NantWorks involving services provided to the Company, such as cash management, accounting and other financial services, purchasing, legal and information technology. The costs of services have been directly charged or allocated to the Company by NantWorks using methods management believes are reasonable. These methods include reasonable estimates of percentages of NantWorks’ employees’ time or specific man hours, square footage percentage of shared facilities and infrastructure costs dedicated to the Company activities and specific reimbursement for services performed by third parties for NantWorks for the direct benefit of the Company. Such charges and allocations are not necessarily indicative of what would have been incurred if the Company had been a separate entity.

NantOmics, LLC and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements

(Unaudited)

(In thousands, except per unit amounts) (continued)

9. Related Party Transactions (continued)

The Company entered into a Shared Service Agreement with NantWorks which provides for ongoing services from NantWorks in areas such as public relations, information technology and cloud services, human resources and administration management, finance and risk management, facilities, procurement and travel, and corporate development and strategy. The Company was billed monthly for such services at cost, without mark-up or profit for NantWorks, but including reasonable allocations of employee benefits, facilities and other direct or fairly allocated indirect costs that relate to the employees providing the services. The Company incurred $258 and $122 of expenses during the three month periods ended March 31, 2015 and 2014, respectively, related to general and administrative services provided by NantWorks.

Related Party Payables

As of March 31, 2015 and December 31, 2014, the Company had related party payables of $1,284 and $846, respectively. The related party payables balance at these dates primarily consist of $939 and $598, respectively, owed to NantWorks pursuant to the Shared Services Agreement as discussed above. The remaining balance represents accrued and unpaid interest on the related party promissory notes and amounts paid by affiliates on behalf of the Company.

Related Party Promissory Notes

On May 1, 2014, the Company executed a convertible demand promissory note with NantWorks. The principal amount of advances made by the related party to the Company pursuant to these notes totaled $9,779 and $9,394 as of March 31, 2015 and December 31, 2014, respectively. The note bears interest at a per annum rate of 3.0%, compounded annually and computed on the basis of the actual number of days in a year. As of March 31, 2015 and December 31, 2014, the total interest outstanding on this note amounted to $191 and $120, respectively, and is included in related party payables on the condensed consolidated balance sheets. The unpaid principal and any accrued and unpaid interest on the convertible promissory note with the related party are due and payable on demand. The Company may prepay the outstanding amount at any time, either in whole or in part, without premium or penalty.

NantWorks may, at its sole discretion, and at any time, convert the aggregate amount of the unpaid principal and any accrued and unpaid interest on the convertible promissory note into equity interests of the Company.

On March 5, 2015, the Company executed a demand promissory note with an affiliate. The principal amount of the advance made by the related party to the Company totaled $15,000 as of March 31, 2015. The note bears interest at a per annum rate of 8.0%, compounded annually and computed on the basis of the actual number of days elapsed and a year of 365 or 366 days, as the case may be. As of March 31, 2015, the total interest outstanding on this note amounted to $89 and is included in related party payables on the condensed consolidated balance sheet.

10. Subsequent Events

The Company has evaluated subsequent events through November 11, 2015, the date on which the condensed consolidated and combined financial statements were available to be issued. There are no significant events that require disclosure in these financial statements, except as follows:

Buyout of OncoPlex Shares

On May 14, 2015, the Company entered into an agreement to purchase the remaining shares of preferred and common stock of OncoPlex held by the non-controlling shareholders. The purchase was financed through a related party payable. Upon purchase of these shares, OncoPlex became a wholly-owned subsidiary of the Company and OncoPlex’s existing equity incentive plan was terminated. On June 22, 2015, the Company transferred these equity interests to NantWorks in exchange for settlement of the related party payable.

NantOmics, LLC and Subsidiaries

Notes to Condensed Consolidated and Combined Financial Statements

(Unaudited)

(In thousands, except per unit amounts) (continued)

10. Subsequent Events (continued)

Issuance of Equity to NantHealth

On June 19 and June 30, 2015, the Company issued a total of 168,464 of Series A-2 units to Nant Health, LLC (“NantHealth”) in exchange for $250,000. The Series A-2 units represent approximately 14.2% of the Company’s total issued and outstanding membership interests. NantHealth is majority owned by NantWorks and is a transformational healthcare cloud-based IT company converging science and technology through a single integrated clinical platform, to provide actionable health information at the point of care.

Warrant exercise

On August 20, 2015, the Company exercised two warrants to purchase a total of 900 shares of OncoPlex’s Series B preferred stock in exchange for $2,106 in cash. As a result of this transaction, the Company owned 83.1% of OncoPlex’s outstanding equity on a non-diluted basis.

Acquisition of TRM

On September 8, 2015, the Company acquired a 54% equity interest in Translational Research Management, LLC (“TRM”) from NantHealth in exchange for $250 in cash and 611 of NantOmics’ Series A-2 units. NantHealth acquired its interest in TRM on the same date from a selling member of TRM in exchange for paying that member $250 in cash and issuing 268 of its Series A units. TRM is a management services organization committed to building a nationwide network of community based medical oncology professionals dedicated to offering research studies to their patients. The Company is still finalizing the purchase accounting impacts of this business combination.

Report of Independent Auditors

The Board of Directors and Members

3BE Holdings, LLC

We have audited the accompanying consolidated financial statements of 3BE Holdings LLC, which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive loss, members’ capital and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of 3BE Holdings, LLC at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, MA

April 4, 2016

3BE Holdings, LLC

Consolidated Balance Sheets

($ in thousands)

	DECEMBER 31,
	2015	2014
Assets
Current assets:
Cash and cash equivalents	$4,454	$7,924
Restricted cash	—	250
Accounts receivable	6,666	2,621
Accounts receivable from related parties	3,139	3,133
Unbilled accounts receivable	192	1,183
Current portion of capitalized customer implementation costs	2,706	4,005
Prepaid expenses and other current assets	2,577	2,073

Total current assets	19,734	21,189
Property and equipment	30,217	20,465
Less accumulated depreciation and amortization	(12,952)	(6,955)

Net property and equipment	17,265	13,510
Capitalized customer implementation costs, net of current portion	8,130	8,035
Intangible assets, net	31,736	35,724
Goodwill	56,534	56,534
Restricted cash	350	350

Total assets	$133,749	$135,342

Liabilities and members’ capital
Current liabilities:
Accounts payable	$4,584	$2,711
Accrued expenses	3,445	5,798
Current portion of capitalized lease	249	—
Current portion of term loan	813	—
Current portion of customer deposit liability with related party	6,563	—
Current portion of deferred revenue	6,552	8,750
Current portion of deferred rent	61	24

Total current liabilities	22,267	17,283
Deferred revenue, net of current portion	14,024	12,520
Deferred rent, net of current portion	82	139
Capitalized Lease, net of current portion	87	—
Customer deposit liability with related party	—	6,421
Term loan, net of current portion	2,188	—
Line of credit	13,684	2,500
Convertible note	27,021	—
Deferred income taxes	1,127	1,135

Total liabilities	80,480	39,998
Commitments and contingencies (Note 9)
Members’ capital:
Members’ capital	88,527	111,985
Accumulated deficit	(35,025)	(16,546)
Accumulated other comprehensive losses	(233)	(95)

Total members’ capital	53,269	95,344

Total liabilities and members’ capital	$133,749	$135,342

See accompanying notes

3BE Holdings, LLC

Consolidated Statements of Operations

($ in thousands)

	YEAR ENDED DECEMBER 31,
	2015	2014
Revenue:
Revenue	$24,888	$23,282
Revenue from related parties	29,724	29,759

Total net revenue	54,612	53,041
Cost of Revenues	23,251	20,676

Gross profit	31,361	32,365
Operating Expenses:
Research and development	25,040	22,794
Selling and marketing	7,516	5,966
General and administrative	11,393	7,449
Amortization of intangible assets	3,988	4,174

Total operating expenses	47,937	40,383

Loss from operations	(16,576)	(8,018)
Interest expense	(2,794)	(189)
Other income (expense)	1,079	81

Loss before provision for income taxes	(18,291)	(8,126)
Provision (benefit) for income taxes	188	136

Net loss	(18,479)	$(8,262)

See accompanying notes

3BE Holdings, LLC

Consolidated Statements of Comprehensive Loss

($ in thousands)

	YEAR ENDED DECEMBER 31,
	2015	2014
Net loss	$(18,479)	$(8,262)
Other comprehensive income (loss), net of income taxes
Foreign currency translation adjustments	(138)	(95)

Comprehensive loss	$(18,617)	$(8,357)

See accompanying notes

3BE Holdings, LLC

Consolidated Statements of Members’ Capital

($ in thousands)

	MEMBERS’ CAPITAL	ACCUMULATED DEFICIT	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL MEMBERS’ CAPITAL
Balance at December 31, 2013	$110,908	$(8,284)	$—	$102,624
Stock-based compensation expense	1,077	—	—	1,077
Net loss	—	(8,262)	—	(8,262)
Other comprehensive loss	—	—	(95)	(95)

Balance at December 31, 2014	111,985	(16,546)	(95)	95,344
Membership buy-out	(30,000)	—	—	(30,000)
Beneficial conversion feature	5,317	—	—	5,317
Treasury Stock	(6)	—	—	(6)
Stock-based compensation expense	1,231	—	—	1,231
Net loss	—	(18,479)	—	(18,479)
Other comprehensive loss	—	—	(138)	(138)

Balance at December 31, 2015	88,527	(35,025)	(233)	53,269

See accompanying notes

3BE Holdings, LLC

Consolidated Statements of Cash Flows

($ in thousands)

	YEAR ENDED DECEMBER 31,
	2015	2014
Operating activities
Net loss	$(18,479)	$(8,262)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Deferred tax liability (benefit)	(8)	16
Loss on disposal of property and equipment	4	—
Depreciation and amortization	11,407	7,692
Provision for bad debts	18	—
Stock–based compensation expense	1,231	1,077
Accrued interest on convertible note	1,233	—
Amortization of debt discount	1,218	—
Changes in assets and liabilities:
Accounts receivable	(3,308)	169
Accounts receivable – related parties	(759)	318
Unbilled accounts receivable	991	286
Capitalized customer implementation costs	1,203	(1,180)
Prepaid expenses, other current assets, and other assets	(505)	(401)
Accounts payable	1,872	345
Accrued expenses and deferred rent	(2,225)	(34)
Deferred revenue	(694)	3,445

Net cash provided (used) by operating activities	(6,801)	3,471
Investing activities
Purchases of property and equipment, including software licenses	(10,769)	(8,948)
Decrease in restricted cash	250	334

Net cash used in investing activities	(10,519)	(8,614)
Financing activities
Proceeds from line of credit	13,150	2,500
Purchase of treasury stock	(6)	—
Payment of line of credit	(2,000)	—
Payment of line of credit issuance costs	—	(38)
Payment of equipment lease	(156)	—
Membership buy-out	(30,000)	—
Proceeds from term loan	3,000	—
Proceeds from convertible note	30,000	—

Net cash provided by financing activities	13,988	2,462

Effect of exchange rate changes	(138)	(95)

Net decrease in cash and cash equivalents	(3,470)	(2,776)
Cash and cash equivalents at beginning of period	7,924	10,700

Cash and cash equivalents at end of period	$4,454	$7,924

Supplemental disclosure of cash flow information
Cash paid for interest	$313	$48
Cash paid for income taxes	106	133
Non-cash investing and financing activities:
Purchase of property and equipment included in accounts payable	277	1,297
Purchase of property and equipment from proceeds from capital lease	492	—
Beneficial conversion of related party convertible note	5,317	—

3BE Holdings, LLC

Notes to Consolidated Financial Statements

($ in thousands)

1. Organization

3BE Holdings, LLC (“3BE”, “the Company”, or “we”), is a limited liability corporation organized under the laws of State of Delaware and was incorporated on January 27, 2012. The Company was formed for the purpose of acquiring NaviNet, Inc. (“NaviNet”). NaviNet’s principal geographic market for its services is the United States of America.

In March 2012, 3BE acquired NaviNet for $108,225 in cash (which reflected the $105,000 purchase price plus various reimbursed closing costs). NaviNet, formerly NaviMedix, Inc. was incorporated on February 27, 1997. NaviNet is a full service provider of online solutions connecting physician offices and hospitals with their healthcare partners. NaviNet offers products and services that automate core business processes by enabling real–time interactive workflow communications in the health care industry.

On November 30, 2015, the Company entered into a definitive agreement with Nant Health, LLC (“NantHealth”) to sell 100% of the outstanding equity interest of NaviNet.in exchange for $110,250 in cash, subject to working capital adjustments, and 15,514,000 in Nant Units with a fair value of $52,500 and additional earn-out payments up to $12,250. The transaction closed on January 1, 2016 and the Company is still finalizing the purchase accounting impacts of the acquisition. See note 10, Subsequent Events, for further discussion.

Principles of Consolidation

The consolidated financial statements for the year ended December 31, 2014 include the accounts of the Company and its wholly owned subsidiaries: NaviNet, Inc., Ampmed Corporation, Topline Solutions, Inc., Prematics, Inc. and NaviNet Limited. The functional currency of the Company’s foreign subsidiary, NaviNet Limited, is the local currency, the UK pound. All intercompany transactions and balances have been eliminated in consolidation.

Effective December 31, 2014, NaviNet Inc. dissolved its wholly owned subsidiaries Ampmed Corporation, Topline Solutions, Inc. and Prematics, Inc. The consolidated financial statements for the year ended December 31, 2105 include the accounts of the Company and its wholly owned subsidiaries: NaviNet, Inc. and NaviNet Limited.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make significant estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates include, but are not limited to, revenue recognition, capitalized customer implementation costs, allowance for doubtful accounts, and certain accrued liabilities, capitalized software development costs, intangible and long–lived assets, goodwill, and the deferred income tax valuation allowance. Actual results could differ from those estimates.

Significant estimates relied upon in preparing these consolidated financial statements include revenue recognized, accounts receivable, impairment of goodwill and long-lived intangible assets, the determination of the fair value of equity awards issued, and the recoverability of the Company’s net deferred tax assets and related valuation allowance.

Although the Company regularly assesses these estimates, actual results could differ materially from these estimates. Changes in estimates are recorded in the period in which they become known. The Company bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from management’s estimates if these results differ from historical experience, or other assumptions do not turn out to be substantially accurate, even if such assumptions are reasonable when made.

Cash and Cash Equivalents

We consider all highly liquid instruments with an original maturity of three months or less to be cash equivalents. The carrying value of these instruments is cost and approximates their fair value.

3BE Holdings, LLC

Notes to Consolidated Financial Statements

($ in thousands) (continued)

2. Summary of Significant Accounting Policies (continued)

Restricted Cash

Restricted cash relates to cash held by the Company’s financial institution as collateral against a letter of credit for the Company’s facility leases. The restrictions lapse in 2017. The certificate of deposit collateralizing the letter of credit accrued interest at a rate of between 0.05% and 0.15% per annum as of December 31, 2015 and 2014. The Company believes that carrying value approximates fair value based on the market rate of interest for a comparable instrument.

Revenue Recognition

The Company recognizes revenue when there is persuasive evidence of an arrangement, collection of the resulting receivable is probable, the fee is fixed or determinable, and delivery and, if applicable, acceptance has occurred.

The Company’s revenues consist of system implementation service fees, deployment fees, software subscription fees, and transaction processing fees. The Company has determined that the system implementation services and deployment services represent set-up services that do not qualify as units of accounting separate from the softwaresubscription or transaction processing fees as the customer would not purchase these services without the purchase of the software subscription. As a result, the Company recognizes initial system implementation and deployment fees ratably over a period of time from when the system implementation or deployment services are completed and accepted by the customer over the longer of the life of the agreement or the estimated customer life. The Company recognizes software subscription fees, which commence upon completion of the related system implementation and deployment, ratably over the applicable subscription period. Transaction processing fees are recognized on a monthly basis based on the number of transactions processed and the fee per transaction.

Deferred Revenue

Deferred revenue primarily consists of billings or payments received in advance of the revenue recognition criteria being met. Deferred revenue includes certain deferred revenue associated with contractual deliverables and implementation service fees which are recognized as revenue ratably over the longer of the life of the agreement or the estimated expected customer life. Deferred revenue that will be recognized during the succeeding 12-month period is recorded as current deferred revenue and the remaining portion is recorded as noncurrent.

Capitalized Customer Implementation Costs

The Company defers direct and incremental system implementation and deployment service costs. The costs deferred consist of employee compensation and benefits for those employees directly involved with performing system implementation or deployment services, as well as other direct and incremental costs. The costs are amortized to cost of revenues ratably over a period of time from when the system implementation or deployment services are completed and accepted to the end of the customer’s subscription agreement or the expected customer life, whichever is longer.

Unbilled Accounts Receivable

Unbilled accounts receivable represents transactional and other fees earned in the last month of each respective fiscal year that were billed in the first month of the following fiscal year.

Cost of Revenues

Cost of revenues primarily represents payroll and related costs associated with the Company’s professional services’ employees, consultants, infrastructure costs, and overhead allocations, including depreciation and rent.

3BE Holdings, LLC

Notes to Consolidated Financial Statements

($ in thousands) (continued)

2. Summary of Significant Accounting Policies (continued)

Other Income

Other income consists of the following:

	DECEMBER 31,
	2015	2014
Insurance settlement	$1,103	$—
Sub-let rental income	103	103
Other	(127)	(22)

	$1,079	$81

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions, other events, and circumstances from non–owner sources as well as the effect of changes in foreign exchange rates on the net investment in foreign subsidiaries as reflected in the cumulative translation adjustment. For the year ended December 31, 2015 and 2014, the Company reported a loss of approximately $138 and $95 on its net investment in its foreign subsidiaries.

Property and Equipment

Property and equipment and useful lives consist of the following:

ASSET CLASSIFICATION	ESTIMATED USEFUL LIFE	DECEMBER 31,
		2015	2014
Computer equipment and software	3 years	$10,616	$8,725
Capitalized software costs	3 years	16,847	6,361
Furniture and fixtures	5 years	580	557
Leasehold improvements	Shorter of life of the original contractual lease period or useful life	304	249
Leased Equipment	3 years	492	—
Office equipment	5 years	130	152

Total property and equipment, at cost		28,969	16,044
Accumulated depreciation and amortization		(12,952)	(6,955)
Construction–in–progress		1,248	4,421

Property and equipment, net		$17,265	$13,510

Depreciation and amortization are computed on a straight-line basis over their estimated useful lives. Depreciation expense for the year ended December 31, 2015 and 2014 was $7,419 and $3,518, respectively. Included in depreciation expense is $231 for leased equipment.

Repair and maintenance costs are expensed as incurred.

3BE Holdings, LLC

Notes to Consolidated Financial Statements

($ in thousands) (continued)

2. Summary of Significant Accounting Policies (continued)

Software Developed for Internal Use

The Company accounts for internally developed software in accordance with ASC 350-40, Internal-Use Software. Accordingly, the Company capitalizes certain costs associated with software developed or obtained for internal use. Those costs primarily relate to the Company’s SaaS-based enablement application that is hosted by the Company and accessed by its customers on a subscription basis. Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Capitalized costs are recorded as part of property and equipment. Maintenance and training costs are expensed as incurred. Internal use software is amortized on a straight-line basis over its estimated useful life, generally three years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. There were no impairments to internal use software during the year ended December 31, 2015.

During the periods ended December 31, 2015 and 2014, the capitalized cost for internal-use software was $11,820 and $5,027, respectively. Depreciation expense was $4,447 and $1,572 for the years ended December 31, 2015 and 2014. Future depreciation expense for all software development costs capitalized as of December 31, 2015 is estimated to be $12,214. In addition to the future depreciation expense, the Company has $1,248 balance in the construction in progress account related to software development costs at December 31, 2015.

Construction-in-progress primarily represents capitalized costs related to software projects that were still in the application development stage. Depreciation of these assets has not yet commenced.

Fair Value of Financial Instruments

Financial instruments primarily consist of cash and cash equivalents, restricted cash, accounts receivable, notes payable and accounts payable. The carrying amounts of the Company’s cash equivalents, accounts receivable, line of credit and accounts payable approximate fair value due to the short–term nature of these instruments.

Impairment of Long–Lived Assets

The Company accounts for long–lived assets in accordance with the provisions of ASC 360, Property, Plant and Equipment, Impairment or Disposal of Long–Lived Assets. This statement requires that long–lived assets and certain identifiable intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During this review, the Company re-evaluates the significant assumptions used in determining the original cost and estimated lives of long-lived assets. Although the assumptions may vary from asset to asset, they generally include operating results, changes in the use of the asset, cash flows and other indicators of value. Management then determines whether the remaining useful life continues to be appropriate, or whether there has been an impairment of long-lived assets based primarily upon whether expected future undiscounted cash flows are sufficient to support the assets’ recovery. If impairment exists, the Company adjusts the carrying value of the asset to fair value, generally determined by a discounted cash flow analysis. The Company experienced a long-lived asset impairment of $0 and $123 for the years ended December 31, 2015 and 2014. The loss incurred in 2014 was the result of a water leak at the data center located in Waltham, Massachusetts.

Intangible Assets and Goodwill

ASC 350, Goodwill and Other Intangible Assets, lays out the criteria to recognize intangible assets from goodwill, and establishes requirements to begin an annual review for impairment. The Company periodically reviews its identifiable intangible assets for impairment. In determining whether an intangible asset is impaired, the Company must make assumptions regarding estimated future cash flows from the asset, intended use of the asset, and other related factors. If the estimates or the related assumptions used to determine the value of the intangible assets change, the Company may be required to record impairment charges for these assets.

3BE Holdings, LLC

Notes to Consolidated Financial Statements

($ in thousands) (continued)

2. Summary of Significant Accounting Policies (continued)

Intangible Assets consist of developed technology, customer relationships, and trade name. Amortization of such assets is recognized over their estimated useful lives and is included in selling, general and administrative expenses. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Recoverability of amortizing intangibles assets is assessed when events have occurred that may give rise to impairment. When a potential impairment risk has been identified, forecasted undiscounted net cash flows of the asset group to which the asset relates are compared to the current carrying value of the long–lived assets present in that group. If such undiscounted cash flows are less than such carrying amounts, and the fair value of the asset group is determined to but less than the carrying value, long-lived assets including such intangibles, are written down to their respective fair values.

Goodwill and indefinite lived intangibles are not subject to amortization but are evaluated for impairment on an annual basis. The Company performs its annual impairment test to calculate the recoverability of goodwill at October 1 each year. This same impairment test is performed at other times during the course of a year should an event occur which suggests that the recoverability of goodwill should be challenged. Based on the test procedures performed, the Company determined that there was no impairment of goodwill and indefinite-lived intangibles at December 31, 2015 and 2014.

Concentrations of Credit Risk and Significant Customers

Financial instruments that potentially subject the Company to credit risks are principally cash and cash equivalents, accounts receivable, and unbilled accounts receivable.

The Company maintains its cash and cash equivalents with higher credit quality financial institutions in order to limit the amount of credit exposure. Concentrated credit risk with respect to accounts receivable and unbilled accounts receivable is limited to large creditworthy customers. The Company typically does not require collateral. The Company has not experienced significant losses related to receivables from individual customers.

The following table summarizes the number of customers that individually comprise greater than 10% of revenues and/or 10% of accounts receivable, and their aggregate percentages of total revenues and total billed and unbilled accounts receivable:

	SIGNIFICANT CUSTOMERS	PERCENTAGE OF TOTAL REVENUES				PERCENTAGE OF TOTAL ACCOUNTS RECEIVABLE
YEAR		A	B	C	D	A	B	C	D	E
2015	4	22%	22%	16%	11%	3%	14%	23%	20%	19%
2014	4	21%	22%	19%	12%	4%	21%	35%	15%	5%

3BE Holdings, LLC

Notes to Consolidated Financial Statements

($ in thousands) (continued)

2. Summary of Significant Accounting Policies (continued)

Related Party Transactions

The total revenues for the year ended December 31, 2015 and 2014 from related party customers, are summarized below:

	DECEMBER 31,
RELATED PARTIES	2015	2014
Customer A	$11,832	$11,504
Customer B	11,969	11,630
Customer D	5,753	6,406
Customer E	170	219

	$29,724	$29,759

Total billed and unbilled accounts receivable as of December 31, 2015 and 2014 from related party customers, are summarized in the table below:

	DECEMBER 31,
RELATED PARTIES	2015	2014
Customer A	$368	$328
Customer B	857	1,656
Customer D	1,914	1,149
Customer E	0	0

	$3,139	$3,133

Highmark Ventures Inc. (“Highmark”), AmeriHealth, Inc., Independence Blue Cross (“IBC”) and Horizon Healthcare Services, Inc. (“Horizon”) hold an ownership interest in the 3BE partnership at December 31, 2015 and Essence Group Holdings Corporation (“EGHC”) held an ownership interest related with the previously listed owners at December 31, 2014. To fund the Company’s ongoing operations, Highmark, IBC and Horizon, at the time of the acquisition of NaviNet, made an advance payment of future services for $6,036.

These advances accrue interest at a rate per annum equal to the three month LIBOR rate plus 2%. These amounts are recorded along with the associated accrued interest at December 31, 2015 and 2014 of $526 and $385, respectively, on the balance sheet as a Customer Deposit Liability with Related Party.

The amounts in the Customer Deposit Liability account are as follows:

	DECEMBER 31,
RELATED PARTIES	2015	2014
Customer A	$3,076	$3,010
Customer B	2,621	2,565
Customer D	866	846

Total	$6,563	$6,421

3BE Holdings, LLC

Notes to Consolidated Financial Statements

($ in thousands) (continued)

2. Summary of Significant Accounting Policies (continued)

At January 1, 2016, as part of the 3BE sale to NantHealth, the Customer Deposit Liability with Related Party principal and accrued interest were paid off by the buyer. See Note 10, Subsequent Events for further discussion.

Subsequent Events. On July 13, 2015, 3BE sold a Convertible Note (“the Note”) to Independence Blue Cross, LLC (“IBC”) for $30,000. IBC is a member of the 3BE partnership. See Note 5, Membership Capital for the percentage ownership of IBC. See Note 8, Debt for the terms and conditions of the Note.

Research and Development Expense

Research and development expense consists primarily of compensation expense (including stock-based compensation) for research and development employees and consulting fees for third-party developers. All such costs are expensed as incurred, except for certain internal use software costs, which may be capitalized. Research and development expense include allocated amounts for rent, occupancy costs, and depreciation expense.

Stock–Based Compensation

In 2012, the Board of Directors approved the NaviNet 2012 Equity Incentive Plan. In 2014, the plan was amended and restated to increase the number of options available for grant by 333,333. The Company accounts for its stock–based compensation in accordance with ASC 718, Compensation—Stock Compensation. For stock option awards with graded vesting, the Company recognizes the fair value of the award on a straight–line basis over the requisite service period for the entire award. The Company recorded stock–based compensation expense as stated below, reflected in cost of sales, research and development, selling and marketing and general and administrative expense, in the accompanying consolidated statement of operations.

	YEAR ENDED DECEMBER 31,
STATEMENT OF OPERATIONS	2015	2014
Cost of sales	$82	$61
Research and development	358	303
Selling and marketing	341	266
General and administrative	450	447

Total stock compensation expense	$1,231	$1,077

The Company has utilized the Black–Scholes option–pricing model to determine the weighted–average fair value of options. The weighted–average fair value of options granted during the period ended December 31, 2015 and 2014 was $3.97 and $4.34 per share.

The fair value of options at the date of grant, and the weighted–average assumptions utilized to determine such values, are indicated in the following table:

	YEAR ENDED DECEMBER 31,
	2015	2014
Risk–free interest rates	1.49–2.14%	1.84–1.90%
Expected dividend yield	0%	0%
Expected life (in years)	6.02 to 6.25	6.02 to 6.25
Expected volatility	45%	53%

3BE Holdings, LLC

Notes to Consolidated Financial Statements

($ in thousands) (continued)

2. Summary of Significant Accounting Policies (continued)

To determine the fair value of the common stock, the Company, with the assistance of a third party valuation expert, prepared a valuation analysis as of October 1, 2014. In determining the fair value of the entity, the Company utilized a combination of the guideline public company and discounted cash flow method. The Company determined the volatility for options based on an analysis of reported data for a peer group of companies that have issued stock options with substantially similar terms. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group. The expected life of options granted has been determined using “short–cut method” prescribed in SAB No. 107, Share–Based Payment. Throughout 2015, the Company used qualitative factors to conclude that the value at October 1, 2014 did not change materially. The qualitative factors considered were stability of customer base, the projected growing spend in the healthcare industry and the financial position of the company. The Company concluded that there was no triggering event that would affect the value of the Company.

The risk–free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options. The Company has not paid, and does not anticipate paying or declaring, cash dividends on its shares of common stock; therefore, the expected dividend yield is assumed to be zero. The Company has applied an estimated forfeiture rate of 22.64% for the year ended December 31, 2015 and 2014 based on the Company’s historical forfeiture rate, in determining the expense recorded in the Company’s consolidated statement of operations. As of December 31, 2015 and 2014, the Company had approximately $1,589 and $2,278 respectively, of unrecognized compensation cost related to stock options that the Company expects to recognize as expense over a weighted–average period of 2.12 and 2.75 years, respectively.

Segment Reporting

The chief operating decision maker for the Company is its President. The President reviews financial information presented on a consolidated and combined basis for purposes of allocating resources and evaluating financials performance. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results, or plans for levels or components below the consolidated and combined unit level. Accordingly, management has determined that the Company operates in one reportable segment.

Recent Accounting Standards

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its consolidated financial position or results of operations upon adoption.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (ASU 2014-15), which amends ASC Subtopic 205-40 to provide guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related disclosures. Specifically, the amendments (1) provide a definition of the term “substantial doubt,” (2) require an evaluation every reporting period, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated and (6) require an assessment for a period of one year after the date that financial statements are issued. ASU 2014-15 is effective for fiscal years ending after December 15, 2016, and for annual periods and interim periods thereafter. The Company is currently evaluating the impact of the adoption of ASU 2014-15 on its financial statements and disclosures.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers: Topic 606 (“ASU 2014-09”), to supersede nearly all existing revenue recognition guidance under GAAP. The core principle of ASU 2014-09 is to recognize revenue when promised goods or services are transferred to

3BE Holdings, LLC

Notes to Consolidated Financial Statements

($ in thousands) (continued)

2. Summary of Significant Accounting Policies (continued)

customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five-step process to achieve this principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. The new standard permits the use of either the retrospective or cumulative effect transition methods.

In July 2015, the FASB decided to delay the effective date of ASU 2014-09 by one year. As a result, non-public companies are required to apply the new standard to annual reporting periods beginning after December 15, 2018 and public companies are required to apply the new standard for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017.

In August 2015, the FASB issued Accounting Standards Update No. 2015-14, Revenue From Contracts with Customers—Deferral of the Effective Date (“ASU 2015-14”), to defer the effective date of ASU No. 2014-09 for one year to allow entities additional time to implement systems, gather data and resolve implementation questions. The Company is currently in the process of evaluating this new guidance.

In January 2015, the FASB issued ASU No. 2015-01, Income Statement—Extraordinary and Unusual Items (Subtopic 225-20); Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items, which eliminates from GAAP the concept of extraordinary items, stating that the concept causes uncertainty because (1) it is unclear when an item should be considered both unusual and infrequent and (2) users do not find the classification and presentation necessary to identify those events and transactions. This standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015, with early adoption permitted provided the guidance is applied from the beginning of the fiscal year of adoption. The Company is currently in the process of evaluating this new guidance.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810) – Amendments to the Consolidation Analysis, or ASU 2015-02. ASU 2015-02 affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. Specifically, the amendments (1) modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities, (2) eliminate the presumption that a general partner should consolidate a limited partnership, (3) affect the consolidated analysis of reporting entities that are involved with VIEs, and (4) provide a scope exception for certain entities. ASU 2015-02 is effective for interim and annual reporting periods beginning after December 15, 2015. The Company is currently evaluating this new guidance.

In April 2015, the FASB issued ASU 2015-03, Interest—Imputation of Interest (Subtopic 835-30), or ASU 2015-03, which requires the debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with the presentation of debt discounts. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company is currently evaluating this new guidance. In April 2015, the FASB issued ASU No. 2015-05, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement (“ASU 2015- 05”), which provides guidance to clarify the customer’s accounting for fees paid in a cloud computing arrangement. This guidance is effective for annual periods and interim reporting periods of public entities beginning after December 15, 2015. The Company is currently in process of evaluating this new guidance.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement Period Adjustments, which eliminates the requirement to retrospectively adjust the financial statements for measurement period adjustments that occur in periods after a business combination is

3BE Holdings, LLC

Notes to Consolidated Financial Statements

($ in thousands) (continued)

2. Summary of Significant Accounting Policies (continued)

consummated. An acquirer now must recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. ASU 201516 is effective for the Company in the first quarter of 2016, with early adoption permitted. The Company is currently in process of evaluating this new guidance.

In November 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which requires all deferred income tax assets and liabilities to be classified as noncurrent in our consolidated balance sheets. ASU 2015-17 is effective for the Company in the first quarter of 2017, with early adoption permitted, and either prospective or retrospective application accepted. The Company adopted the standard early, in the fourth quarter of 2015, and elected prospective application, which is reflected in our consolidated balance sheet for the year ended December 31, 2016. Prior periods have not been retrospectively adjusted. The adoption of ASU 2015-17 did not have a material impact on our consolidated financial statements.

In January 2016, the FASB issued ASU 201601, Financial Instruments Overall (Subtopic 82510): Recognition and Measurement of Financial Assets and Financial Liabilities, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 201601 is effective for the Company in the first quarter of 2018, with early adoption permitted. We are currently evaluating the effect that ASU 201601 will have on our consolidated financial statements and related disclosures.

3. Intangible assets

Intangible assets at December 31, 2015 consisted of the following:

	ESTIMATED USEFUL LIFE	WEIGHTED- AVERAGE REMAINING LIFE	GROSS COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
Payor relationships	20 years	16.2 years	$27,250	$(5,179)	$22,071
Software	10 years	6.2 years	9,360	(6,114)	3,246
Internal use software	5 years	1.2 years	3,670	(2,790)	880
Trade name	Indefinite		2,870		2,870
Provider relationships	20 years	16.2 years	1,870	(355)	1,515
Favorable lease	6 years	2.2 years	1,640	(1,039)	601
Customer backlog	6 years	2.2 years	1,510	(957)	553

Total			$48,170	$(16,434)	$31,736

3BE Holdings, LLC

Notes to Consolidated Financial Statements

($ in thousands) (continued)

3. Intangible assets (continued)

Intangible assets at December 31, 2014 consisted of the following:

	ESTIMATED USEFUL LIFE	WEIGHTED- AVERAGE REMAINING LIFE	GROSS COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
Payor relationships	20 years	17.2 years	$27,250	$(3,816)	$23,434
Software	10 years	7.2 years	9,360	(4,841)	4,519
Internal use software	5 years	2.2 years	3,670	(2,056)	1,614
Trade name	Indefinite		2,870	—	2,870
Provider relationships	20 years	17.2 years	1,870	(262)	1,608
Favorable lease	6 years	3.2 years	1,640	(766)	874
Customer backlog	6 years	3.2 years	1,510	(705)	805

Total			$48,170	$(12,446)	$35,724

Future amortization expense of our intangible assets for the next five years is expected to be as follows:

	2016	2017	2018	2019	2020	THEREAFTER
Amortization	$3,725	$2,974	$2,180	$1,876	$1,701	$16,410

Amortization expense on intangible assets was $3,988 and $4,174 for the years ended December 31, 2015 and 2014.

4. Income Taxes

The provision (benefit from) for income taxes consists of the following:

	YEAR ENDED DECEMBER 31,
	2015	2014
Current tax provision:
Federal	$—	$—
State	51	34
Foreign	145	85

Total current tax provision	196	119

Deferred tax provision (benefit):
Federal	4	(8)
State	(12)	25

Total deferred tax benefit	(8)	17

Income tax provision (benefit)	$188	$136

Deferred income tax assets and liabilities result from differences in the recognition of income and expense items for tax and financial reporting purposes.

3BE Holdings, LLC

Notes to Consolidated Financial Statements

($ in thousands) (continued)

4. Income Taxes (continued)

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax loss as a result of the following differences:

	YEAR ENDED DECEMBER 31,
	2015	2014
Federal tax at statutory rate	34%	34%
State taxes	7%	2%
Other Permanent Items	-6%	-6%
Foreign Rate Differential	1%	1%
Change in valuation allowance	-37%	-32%

Effective tax rate	-1%	-1%

As of December 31, 2015 and 2014, the components of net deferred tax assets (liabilities) are as follows:

	DECEMBER 31,
	2015	2014
Net operating loss carryforwards	$15,490	$14,939
Foreign income tax credit carryforwards	50	50
Fixed assets and depreciation	911	(268)
Deferred revenue	3,162	2,449
Other	1,071	1,499

Total deferred tax assets	20,684	18,669
Less: Valuation allowance	(6,255)	(1,856)

Net deferred tax assets	14,429	16,813
Deferred tax liabilities
Intangibles	(11,236)	(12,311)
Intangibles—Indefinite lived	(1,127)	(1,135)
Capitalzed customer implementation costs	(3,193)	(4,762)
Other	—	260

Total deferred tax liabilities	(15,556)	(17,948)

Net deferred tax liability	$(1,127)	$(1,135)

As of December 31, 2015 the Company had federal and state net operating loss (NOL) carryforwards of $39,900 and $31,716, respectively, available to offset future taxable income. The Federal NOLs will expire between 2023 and 2035, while the state NOLs will expire between 2023 and 2035. As of December 31, 2015 the Company also had federal and state R&D credit carryforwards of $1,882. The Company has not conducted a study of research and development credit carryforwards; this study may result in an adjustment to the carryforwards. As a result, the Company has fully reserved the research and development credit carryforwards.

The increase in the valuation allowance of $4,399 from 2014 to 2015 is primarily attributable to an increase in the Company NOLs, accruals, and reserves associated with book and tax differences that will be available as a deduction in future periods.

3BE Holdings, LLC

Notes to Consolidated Financial Statements

($ in thousands) (continued)

4. Income Taxes (continued)

Utilization of the NOLs and research and development credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 (and similar state and foreign provisions) due to ownership change limitations that have occurred previously or that could occur in the future. These ownership changes may limit the amount of NOLs and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax.

The Company has not completed a study to assess whether an ownership change has occurred, or whether there have been multiple ownership changes since the Company’s formation, due to the significant complexity and related costs associated with such study. There also could be additional ownership changes in the future, which may result in additional limitations in the utilization of the carryforward NOLs and credits.

A valuation allowance has been provided against the NOLs and if an adjustment is required, this adjustment would be offset by an adjustment to the valuation allowance. Thus, there would be no impact on the consolidated balance sheets or consolidated statements of operations, if an adjustment were required.

Realization of deferred tax assets is dependent upon the generation of future taxable income. As required by ASC 740, management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. Based on this evidence, the Company has determined that it is not likely that it will be able to realize all of its deferred tax assets. As a result, a valuation allowance has been established against its net deferred tax assets, excluding the deferred tax liability relating to indefinite lived intangibles.

Unrecognized tax benefits during the two years ended December 31, 2015 and 2014 consists of the following:

	2015	2014
Unrecognized tax benefits at beginning of year	1,882	1,882
Decrease from prior period positions	—	—
Decrease from settlements and payments	—	—

Unrecognized tax benefits at enf of year	1,882	1,882

The Company had gross unrecognized tax benefits of $1,882 as of December 31, 2015 and 2014. At December 31, 2015, there is no amount of unrecognized tax benefit that, if recognized, would result in a reduction to the Company’s effective tax rate. The Company recognizes penalties and interest related to income taxes as a component of income tax expense. As of December 31, 2015 no interest or penalties have been accrued

The Company files United States federal income tax returns in various state, local, and foreign jurisdictions. The statute of limitations for assessment by the IRS and state and foreign authorities remains open for all tax periods. There are currently no federal, state or foreign audits in process.

At December 31, 2015 foreign earnings, which were not significant, have been retained indefinitely by foreign subsidiary companies for reinvestment, therefore, no provision has been made for income taxes that would be payable upon the distribution of such earnings, and it would not be practical to determine the amount of the related unrecognized deferred tax liability. Upon repatriation of those earnings, in the form of “dividends” or otherwise, the Company would be subject to U.S. federal taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries.

3BE Holdings, LLC

Notes to Consolidated Financial Statements

($ in thousands) (continued)

5. Members’ Capital

Ownership and voting interest as of December 31, 2015:

	2015		2014
MEMBER	OWNERSHIP INTEREST	VOTING INTEREST	OWNERSHIP INTEREST	VOTING INTEREST
Highmark Ventures Inc.	30.80%	30.80%	22.30%	22.30%
AmeriHealth, Inc/Independence Blue Cross	40.45%	40.45%	29.20%	29.20%
Horizon Healthcare Services, Inc.	28.75%	28.75%	20.80%	20.80%
Essence Group Holdings Corporation	—	—	27.70%	27.70%

Total	100.00%	100.00%	100.00%	100.00%

In any fiscal year, the Company’s profit or losses and any distributions shall be allocated by the percentage interest of ownership.

EGHC has a contingent put right after March 2014 that would require, if certain events occur, the LLC to repurchase all but not less than all of EGHC’s interest for a purchase price equal to the Fair Market Value of such interest payable in cash. In the event that EGHC exercises its put right, Highmark Ventures Inc. also has the right to exercise its put right within 30 days of EGHC’s put. In 2015, EGHC’s put right became effective for a period of 90 days. EGHC’s and Highmark’s puts expired at July 13, 2015.

On July 13, 2015, the Company redeemed the entire ownership of EGHC in 3BE. The amount of the redemption is $30,000. The purchase was funded by 3BE issuing a $30,000 convertible note to IBC. See Note 8, Debt for further discussion.

On November 30, 2015, the Company entered into a definitive agreement with Nant Health to sell 100% of the outstanding equity interest of NaviNet in exchange for $110,250 in cash, subject to working capital adjustments, and 15,514,000 in Nant Units with a fair value of $52,500 and additional earn-out payments up to $12,250. See note 10, Subsequent Events for further discussion.

6. Stock Options

In November 2012, NaviNet adopted the 2012 Stock Option/Stock Issuance Plan (the 2012 Plan), which provides for the granting of incentive and non–qualified stock options and stock to employees and non–employees. Options generally vest monthly over a four–year period and expire ten years from the original date of grant. As of December 31, 2015 NaviNet has reserved 1,444,044 shares of common stock for options issued under the 2012 plan. The number of options available for future grants is 274,969.

3BE Holdings, LLC

Notes to Consolidated Financial Statements

($ in thousands) (continued)

6. Stock Options (continued)

The following is a summary of the stock option activity for the 2012 Plan for the periods January 1, 2014 through December 31, 2014 and January 1, 2015 through December 31, 2015:

	NUMBER OF OPTIONS	EXERCISE PRICE	WEIGHTED– AVERAGE EXERCISE PRICE	WEIGHTED– AVERAGE REMAINING CONTRACTUAL LIFE
Outstanding at January 1, 2014	1,032,883		8.05
Granted	325,561	8.15	8.15
Canceled	(202,748)	8.05-8.15	8.06

Outstanding at December 31, 2014	1,155,696	8.05-8.15	8.08	7.44 years
Granted	195,588	8.37	8.37
Cancelled	(209,007)	8.05-8.15	8.24

Outstanding at December 31, 2015	1,142,247	8.05-8.37	8.10	7.66 years
Vested and expected to vest at December 31, 2015	1,068,141	$8.05-8.37	8.09	7.56 years

Exercisable at December 31, 2015	635,299	$8.05–8.37	$8.06	7.29 years

7. Commitments and Contingencies

Operating Leases

The Company leases both real estate and equipment used in its operations and classifies those leases as either operating or capital leases for accounting purposes, As of December 31, 2015 the Company leased equipment that meets certain criteria that requires it to be capitalized and recorded as a liability. Amortization of assets accounted for as capital leases is computed utilizing the straight-line method over the estimated useful life (3 years for computer equipment). The Company had no capital leases as of December 31, 2014.

All other leases are accounted as operating leases. Rent expense for operating leases, which may have rent escalation provisions or rent holidays, is recorded on a straight-line basis over the non-cancelable lease period. The initial lease term includes the build-out period, where no rent payments are typically due under the terms of the lease. The difference between rent expensed and rent paid is recorded as deferred rent. The company has operating leases for its facilities that expire through 2018. The Company has entered into letters of credit, secured by restricted cash balances. The letters of credit mature, and the restricted cash balance becomes unrestricted in 2017. As of December 31, 2015 and 2014, the Company has accrued rent expense in excess of cash payments of $144 and $163, respectively in the accompanying consolidated balance sheets.

December 31, 2015 future net minimum lease payments are as follows:

2016	2,116
2017	2,121
2018	530

Total	$4,767

Included in the accompanying consolidated statements of operations for the years ended December 31, 2015 and 2014 is rent expense of approximately $2,301 and $2,232 respectively.

3BE Holdings, LLC

Notes to Consolidated Financial Statements

($ in thousands) (continued)

7. Commitments and Contingencies (continued)

Government Grant

The Company’s subsidiary, NaviNet Limited received an employment grant from Invest Northern Ireland (“INI”) for $1,500. The employment grant is based upon maintaining certain employment levels over a specified period agreed with INI. If the Company defaults on the agreement, the Company may be required to return certain of the funds back to INI. Funds received from the grant are deferred and recognized ratably over the term of the agreement. As of December 31, 2015 and 2014, the amount of the deferred grant was $591 and $525, respectively.

Litigation

From time to time, and in the ordinary course of business, the Company may be subject to various claims, charges, and litigation. As of December 31, 2015 the Company does not have any material outstanding litigation.

Sales Taxes

A state can require an out of state vendor to file state sales and use tax returns and collect and remit sales tax on sales to non–exempt customers in the state if the vendor has some form of physical presence in the state and the sales are subject to sales tax in that state. The Company has a physical presence in approximate 25 states. Hosted software solutions sold to non–exempt customers are subject to tax in certain states, similar to the sale of products, while other states treat these solutions similar to services, which are not subject to sales taxes. Currently, the Company has not collected sales taxes from its non–exempt customers and remitted such amounts to states because the contractual arrangements with these customers obligate the customer to pay sales or use tax, if any, on the transaction. The Company has determined that a significant portion of its revenue is from exempt customers and that certain of its larger non–exempt customers are self–assessing use tax, thereby reducing the potential amounts that would need to be remitted to the states. While the Company would have the obligation to remit sales taxes to the state, the Company would enforce its contractual rights under its agreement with the customer to recover any amounts paid to the state. As of December 31, 2015 and 2014, the Company has accrued $197 and $247 for potential sales tax liabilities and related interest.

8. Debt

On September 26, 2014, the Company entered into a two year, $15,000 revolving credit agreement (“Revolving Credit Agreement”). The Revolving Credit Agreement contains certain covenants, including monthly recurring revenues, revenue levels, and qualifying receivables. The interest rate that is applicable to revolving loans under the Revolving Credit Agreement is the greater of the bank’s prime rate or 3.25%, plus 0.50%. The amount available to the Company is governed by a monthly borrowing base. The borrowing base is mainly calculated using four months of monthly recurring revenue.

On May 18, 2015, the Company entered into a loan and security modification to the Revolving Credit Agreement. The agreement provided the Company with a two year growth capital term loan (“Term Loan”) of $3,000. The interest rate on the Term Loan is equal to one half of one percent 0.50% above the prime rate.

The Loan and Security Modification increased the monthly recurring revenue used to calculate the monthly borrowing base from four months to five months of eligible recurring revenues. Additionally, the modification increased the borrowing limit of monthly recurring revenue from $12,000 to $15,000. As of December 31, 2015 and 2014, the outstanding balance of the revolving credit agreement is $13,500 and $2,500, respectively.

On July 13, 2015, 3BE sold a Convertible Note (“the Note”) to IBC for $30,000. The proceeds of this note were used to buy-out the 3BE membership of EGHC.

The Note will bear interest at the rate of 8% per annum or the highest rate permitted by law. The principal and accrued interest will be converted, at the option of IBC, at the commencement of this agreement into the existing class of membership interest of 3BE at a valuation equal to $108 million. Additionally, the Note will be convertible,

3BE Holdings, LLC

Notes to Consolidated Financial Statements

($ in thousands) (continued)

8. Debt (continued)

at the option of IBC, upon the occurrence of certain transactions as defined in the Note into the existing class of membership interests of 3BE at a valuation equal to the lessor $108 million or the valuation resulting from an equity financing or change of control. If IBC chooses not to convert prior to July 13, 2017, the principal and accrued interest will be payable in full by 3BE.

A beneficial conversion was recorded at the issuance of the Note. The beneficial conversion feature resulted from the discounted conversion price compared to market price. The beneficial conversion feature was valued on the date of issuance to be $5,317. This value was recorded as a discount on debt and offset to additional paid in capital. The debt discount will be amortized to interest expense over the two year term of the Note. For the year ended December 31, 2015 the amortized debt discount was $1,218.

Interest expense for the years ended December 31, 2015 and 2014 is $2,878 and $189, respectively. The Company paid $38 financing fees for the Revolving Credit Agreement. This fee is being amortized as interest expense over the two-year term of the agreement.

On January 1, 2016, the Company sold 100% for the outstanding equity interest of NaviNet. As a result of the transaction, the buyer agreed to extinguish the outstanding revolving credit and the Note was converted to member units. See Note 10, Subsequent Events for further discussion.

9. Employee Benefit Plan

The Company has adopted an employee benefit plan (the 401(k) Plan) under Section 401(k) of the Internal Revenue Code. The 401(k) Plan allows employees to make pretax contributions up to the maximum allowable amount set by the IRS. In addition, the Company may make discretionary contributions to the 401(k) Plan. The Company made contributions to the 401(k) Plan for the years ended from January 1, 2015 through December 31, 2015 and January 1, 2014 through December 31, 2014 of $723 and $623, respectively.

10. Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional accounting and/or disclosure. Subsequent events have been evaluated through April 4, 2016, the date these financial statements are considered issued, and the financial statements reflect those material items that arose after the balance sheet date but prior to this date that would be considered recognized subsequent events.

On November 30, 2015, the Company entered into a definitive agreement with NantHealth, LLC (“NantHealth”) to sell all of its ownership in NaviNet in exchange for $112,666 in cash, subject to working capital adjustments, 15,514,000 units of NantHealth’s Series H units with a fair value of $52,500 and additional earn-out payments of up to $12,250. The earn-out arrangement requires NantHealth to pay up to a total of $12,250 to the Company’s members if the members purchase services from NaviNet in excess of certain thresholds during the years ended December 31, 2016 and 2017. The transaction was subject to customary closing conditions, including antitrust approval, and closed on January 1, 2016.

Upon the transaction close, the $31,120 convertible note and outstanding interest was converted into equity shares of 3BE, LLC. In addition, NantHealth paid off the line of credit, plus interest of $13,678, customer deposit liability of $6,563, and term loan of $3,006.

At the closing date January 1, 2016, all outstanding stock options became fully vested and were converted at a per share fair value of $14.57. Total cash payment of approximately $8,600 was made in January 2016 for net settlements, associated employee and employer.

             Shares

Common Stock

PRELIMINARY PROSPECTUS

Joint Book-Running Managers

Jefferies Cowen and Company

Co-Managers

First Analysis Securities Corp.

Canaccord Genuity

FBR

Through and including                     , 2016 (the 25th day after the date of this prospectus) U.S. federal securities laws may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                    , 2016

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution

The following table sets forth an itemization of all estimated expenses, all of which the Registrant will pay, in connection with the issuance and distribution of the securities being registered:

	AMOUNT PAID OR TO BE PAID
SEC registration fee		$9,265
FINRA filing fee		14,300
The NASDAQ Global Market listing fee		225,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment

Item 14. Indemnification of directors and officers

On completion of this offering, the Registrant’s amended and restated certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of the Registrant’s directors and executive officers for monetary damages for breach of their fiduciary duties as directors or officers. The Registrant’s amended and restated certificate of incorporation and bylaws will provide that the Registrant must indemnify its directors and executive officers and may indemnify its employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of a corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its amended and restated certificate of incorporation and bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

An entity controlled by Dr. Patrick Soon-Shiong has agreed to indemnify Mr. Burnett for any losses or liabilities incurred by Mr. Burnett in connection with his service on our board of directors, but only to the extent such losses or liabilities are not covered by our directors’ and officers’ insurance policies or our indemnification agreement with Mr. Burnett and only to the extent a court of competent jurisdiction has determined pursuant to a final order not subject to further appeal or stay that Mr. Burnett has breached his duty of loyalty to our company by reason of his service as a board member on other entities controlled by Dr. Patrick Soon-Shiong. The indemnification obligation will not apply to fraud, illegal acts or intentional misconduct of Mr. Burnett to the extent determined by a final order of a court of competent jurisdiction not subject to further appeal or a stay.

The Registrant has purchased and currently intends to maintain insurance on behalf of each and any person who is or was a director or officer of the Registrant against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the Registrant and its executive officers and directors, and by the Registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

See also the undertakings set out in response to Item 17 herein.

Item 15. Recent sales of unregistered securities

Since March 1, 2013, the Registrant has issued and sold the following securities:

(1)	On September 6, 2013, the Registrant issued and sold to Celgene Corporation an aggregate of 8,930,069 Series B units pursuant to a purchase agreement at a price of $2.7995 per unit for an aggregate purchase price of $25.0 million.

(2)	On March 31, 2014, the Registrant issued and sold to Blackberry Corporation an aggregate of 3,572,066 Series D units pursuant to a purchase agreement at a price of $2.7995 per unit for an aggregate purchase price of $10.0 million.

(3)	On April 8, 2014, the Registrant issued and sold to Arthur Higgins an aggregate of 187,550 Series A units pursuant to a purchase agreement at a price of $2.7995 per unit for an aggregate purchase price of $525,046.

(4)	On May 1, 2014, the Registrant issued and sold to NHealth Holdings, Inc. an aggregate of 35,720,664 Series E units pursuant to a purchase agreement at a price of $2.7995 per unit for an aggregate purchase price of $100.0 million.

(5)	On June 18, 2014, the Registrant issued and sold to the former stockholders of Net.Orange, Inc. an aggregate of 6,905,566 Series A units pursuant to a contribution agreement in exchange for their full ownership in Net.Orange, Inc.

(6)	On June 20, 2014, the Registrant issued and sold to KHealth Holdings, Inc. an aggregate of 53,580,996 Series F units pursuant to a purchase agreement at a price of $2.7995 per unit for an aggregate purchase price of $150.0 million.

(7)	On July 9, 2014, the Registrant issued and sold to Blackstone Healthcare Partners II (AIV) L.L.C. an aggregate of 3,572,031 Series A units pursuant to a purchase agreement at a price of $2.7995 per unit for an aggregate purchase price of $10.0 million.

(8)	On September 5, 2014, the Registrant issued and sold to the former stockholders of eviti, Inc. an aggregate of 567,930 Series A units pursuant to a contribution and merger agreement in exchange for their full ownership in eviti, Inc.

(9)	On June 26, 2015, the Registrant issued and sold to Allscripts Healthcare Solutions, Inc. an aggregate of 59,099,908 Series G units pursuant to a purchase agreement at a price of $3.3841 per unit for an aggregate purchase price of $200.0 million.

(10)	On September 8, 2015, the Registrant issued to Translational Research Management, Inc. an aggregate of 267,905 Series A units pursuant to a contribution agreement.

(11)	On September 22, 2015, the Registrant issued to ANWYL Ltd., LLC an aggregate of 69,656 Series A units pursuant to a letter agreement at a purchase price of $2.7995 for an aggregate purchase price of $195,000.

(12)	On November 30, 2015, the Registrant issued and sold to 3BE Holdings, LLC an aggregate of 15,513,726 Series H units and cash consideration pursuant to a purchase agreement in exchange for their full ownership in NaviNet, Inc.

(13)	From December 3, 2013 through May 5, 2016, the Registrant issued to certain of its service providers for compensatory purposes an aggregate of 3,475,308 Series C Units pursuant Equity Grant Agreements under the Nant Health, LLC Profits Interests Plan.

(14)	From March 31, 2015 through March 31, 2016, the Registrant granted 34,070,496 phantom units under the Phantom Unit Plan.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The Registrant believes these transactions were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Rule 701 or Rule 506 promulgated under the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefits plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. All recipients had adequate access, through their relationships with the Registrant or otherwise, to information about the Registrant.

Item 16. Exhibits and financial statement schedules

(a) Exhibits.

See the Exhibit Index immediately following the Signature Pages.

(b) Financial statement schedules.

All other schedules have been omitted because the information required to be presented in them is not applicable or is shown in the financial statements or related notes

Item 17. Undertakings

The Registrant hereby undertakes to provide to the underwriters at the closing as specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Culver City, State of California, on May 11, 2016.

Nant Health, LLC

By:	/s/ Patrick Soon-Shiong
Dr. Patrick Soon-Shiong
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Patrick Soon-Shiong Dr. Patrick Soon-Shiong	Chairman and Chief Executive Officer and Director (Principal Executive Officer)	May 11, 2016

* Paul Holt	Chief Financial Officer (Principal Financial and Accounting Officer)	May 11, 2016

* Michael S. Sitrick	Director	May 11, 2016

* Kirk K. Calhoun	Director	May 11, 2016

* Mark Burnett	Director	May 11, 2016

* Edward Miller	Director	May 11, 2016

* Michael Blaszyk	Director	May 11, 2016

* Pursuant to Power of Attorney

By:	/s/ Patrick Soon-Shiong
Patrick Soon-Shiong
Attorney-in-Fact

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
1.1**	Form of Underwriting Agreement, including Form of Lock-up Agreement.

2.1**	Form of Conversion Agreement, dated as of , 2016, between the Registrant and the other parties thereto.

2.2*	Asset Sale Agreement, dated as of June 16, 2015, between the Registrant and Harris Corporation.

2.3#*	Stock Purchase Agreement, dated as of November 30, 2015, by and among the Registrant, NaviNet, Inc. and 3BE Holdings, LLC.

3.1*	Ninth Amended and Restated Limited Liability Company Agreement dated as of January 1, 2016, between the Registrant and the other parties thereto.

3.2**	Form of Certificate of Incorporation of Registrant, to be in effect upon the completion of the Registrant’s conversion from a limited liability company to a corporation.

3.3**	Form of Bylaws of Registrant, to be in effect upon the completion of the Registrant’s conversion from a limited liability company to a corporation.

4.1**	Specimen common stock certificate of the Registrant.

4.2**	Form of Stockholder’s Agreement, dated as of , 2016, between the Registrant and the other parties thereto.

5.1**	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1#	Amended and Restated NantOmics Exclusive Reseller Agreement, dated as of May 9, 2016, by and between the Registrant and NantOmics, LLC.

10.2#*	NantHealth License Agreement, dated June 19, 2015, by and between the Registrant and NantOmics, LLC.

10.3*	Registration Rights Agreement, as amended, dated October 25, 2012, by and among the Registrant and the other parties thereto.

10.4*	Amendment of and Joinder to Registration Rights Agreement, dated September 6, 2013, by and between the Registrant, NantWorks, LLC and Celgene Corporation.

10.5*	Amendment of and Joinder to Registration Rights Agreement, dated March 31, 2014, by and between the Registrant, NantWorks, LLC and BlackBerry Corporation.

10.6*	Amendment of and Joinder to Registration Rights Agreement, dated May 1, 2014, by and between the Registrant, NantWorks, LLC and NHealth Holdings, Inc.

10.7*	Amendment of and Joinder to Registration Rights Agreement, dated June 20, 2014, by and between the Registrant, NantWorks, LLC and KHealth Holdings, Inc.

10.8*	Amendment of and Joinder to Registration Rights Agreement, dated July 9, 2014, by and between the Registrant, NantWorks, LLC and Blackstone Healthcare Partners II (AIV) L.L.C.

10.9*	Amendment of and Joinder to Registration Rights Agreement, dated June 26, 2015, by and between the Registrant, NantWorks, LLC and Allscripts Healthcare Solutions, Inc.

10.10+*	Nant Health, LLC Profits Interests Plan.

10.11+*	Nant Health, LLC Phantom Unit Plan.

10.12+*	2016 Equity Incentive Plan and forms of agreements thereunder, effective upon the completion of this offering.

10.13+*	2016 Executive Incentive Compensation Plan, effective upon the completion of this offering.

10.14+*	Employment Agreement, between the Registrant and Robert Watson, dated January 8, 2015.

10.15+*	Employment Agreement, between the Registrant and Paul Holt, dated March 16, 2015.

10.16#*	Amended and Restated Mutual License and Reseller Agreement, between the Registrant and Allscripts Healthcare, LLC, dated June 26, 2015.

EXHIBIT NUMBER	DESCRIPTION

10.17*	Shared Services Agreement, between the Registrant and NantWorks, LLC, dated November 19, 2012.

10.18	Amended and Restated Promissory Note, between Registrant and Nant Capital LLC, dated May 9, 2016.

10.19	Amended and Restated Demand Promissory Note, between Registrant and NantOmics, LLC, dated May 9, 2016.

21.1*	List of subsidiaries of the Registrant.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2**	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

23.3	Consent of Mayer Hoffman McCann P.C., Independent Auditors.

23.4	Consent of BDO USA, LLP, Independent Auditors.

23.5	Consent of Ernst & Young LLP, Independent Auditors.

24.1*	Power of Attorney (see page II-4 to this Form S-1).

*	Previously filed.
**	To be filed by amendment.
#	Confidential treatment requested with respect to certain portions of this exhibit. Omitted portions filed separately with the Securities and Exchange Commission.
+	Indicates management contract or compensatory plan.